As filed with the Securities and Exchange Commission on June 8, 2016

1933 Act File No. 333-204996

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form N-2

REGISTRATION STATEMENT	☒
UNDER
THE SECURITIES ACT OF 1933
PRE-EFFECTIVE AMENDMENT NO.	☐
POST-EFFECTIVE AMENDMENT NO. 1	☒

GLADSTONE INVESTMENT CORPORATION

(Exact name of registrant as specified in charter)

1521 Westbranch Drive, Suite 100

McLean, VA 22102

Address of principal executive offices (Number, Street, City, State, Zip Code)

Registrant’s telephone number, including area code: (703) 287-5800

David Gladstone

Chairman and Chief Executive Officer

Gladstone Investment Corporation

1521 Westbranch Drive, Suite 100

McLean, Virginia 22102

Name and address (Number, Street, City, State, Zip Code) of agent for service

COPIES TO:

Lori B. Morgan

Sehrish Siddiqui

Bass, Berry & Sims PLC

150 Third Avenue South

Suite 2800

Nashville, TN 37201

Tel: (615) 742-6200

Fax: (615) 742-6293

Approximate date of proposed public offering: From time to time after the effective date of this registration statement.

If any securities being registered on this form will be offered on a delayed or continuous basis in reliance on Rule 415 under the Securities Act of 1933, other than securities offered in connection with a dividend reinvestment plan, check the following box.  ☒

It is proposed that this filing will become effective (check appropriate box)

☒	when declared effective pursuant to section 8(c).

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(c) of the Securities Act of 1933, as amended, or until this Registration Statement shall become effective on such date as the Commission, acting pursuant to Section 8(c), may determine.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED JUNE 8, 2016

PRELIMINARY PROSPECTUS

$300,000,000

COMMON STOCK

PREFERRED STOCK

SUBSCRIPTION RIGHTS

WARRANTS

DEBT SECURITIES

We may offer, from time to time, up to $300,000,000 aggregate primary offering price of our common stock, $0.001 par value per share, preferred stock, $0.001 par value per share, subscription rights, warrants representing rights to purchase shares of our common stock, or debt securities, or concurrent, separate offerings of these securities, which we refer to in this prospectus collectively as our Securities, in one or more offerings. The Securities may be offered at prices and on terms to be disclosed in one or more supplements to this prospectus. In the case of our common stock and warrants or rights to acquire such common stock hereunder, the offering price per share of our common stock by us, less any underwriting commissions or discounts, will not be less than the net asset value per share of our common stock at the time of the offering except (i) in connection with a rights offering to our existing stockholders, (ii) with the consent of the holders of the majority of our outstanding stock, or (iii) under such other circumstances as the U.S. Securities and Exchange Commission (“SEC”) may permit. You should read this prospectus and the applicable prospectus supplement carefully before you invest in our Securities.

We operate as a closed-end, non-diversified management investment company and have elected to be treated as a business development company under the Investment Company Act of 1940, as amended. For federal income tax purposes, we have elected to be treated as a regulated investment company under Subchapter M of the Internal Revenue Code of 1986, as amended. Our investment objectives are to: (1) achieve and grow current income by investing in debt securities of established businesses that we believe will provide stable earnings and cash flow to pay expenses, make principal and interest payments on our outstanding indebtedness and make distributions to stockholders that grow over time; and (2) provide our stockholders with long-term capital appreciation in the value of our assets by investing in equity securities of established businesses that we believe can grow over time to permit us to sell our equity investments for capital gains.

Our Securities may be offered directly to one or more purchasers, including existing stockholders in a rights offering, through agents designated from time to time by us, or to or through underwriters or dealers. The prospectus supplement relating to the offering will identify any agents or underwriters involved in the sale of our Securities, and will disclose any applicable stabilizing transaction, purchase price, fee, commission or discount arrangement between us and our agents or underwriters or among our underwriters or the basis upon which such amount may be calculated. See “Plan of Distribution.” We may not sell any of our Securities through agents, underwriters or dealers without delivery of a prospectus supplement describing the method and terms of the offering of such Securities. Our common stock is traded on The NASDAQ Global Select Market (“NASDAQ”) under the symbol “GAIN.” As of June 7, 2016, the last reported sales price of our common stock was $7.11 and the net asset value per share of our common stock on March 31, 2016 (the last date prior to the date of this prospectus on which we determined our net asset value per share) was $9.22. Our 7.125% Series A Cumulative Term Preferred Stock is traded on NASDAQ under the symbol “GAINP.” As of June 7, 2016, the last reported sales price of our 7.125% Series A Cumulative Term Preferred Stock was $25.76. Our 6.750% Series B Cumulative Term Preferred Stock is traded on NASDAQ under the symbol “GAINO.” As of June 7, 2016, the last reported sales price of our 6.750% Series B Cumulative Term Preferred Stock was $25.15. Our 6.500% Series C Cumulative Term Preferred Stock is traded on NASDAQ under the symbol “GAINN.” As of June 7, 2016, the last reported sales price of our 6.500% Series C Cumulative Term Preferred Stock was $25.00.

        This prospectus contains information you should know before investing, including information about certain risks related to our business activities. Please read it before you invest and keep it for future reference. Additional information about us, including our annual, quarterly and current reports and proxy statements, has been filed with the SEC and can be accessed at its website at www.sec.gov . This information is also available free of charge by calling us collect at (703) 287-5893 or on our corporate website located at http://www.GladstoneInvestment.com. You may also call us collect at this number to request other information, including the Statement of Additional Information and any annual and semi-annual reports to shareholders and make any shareholder inquiries. See “Additional Information” Below. Information contained on our website is not incorporated by reference into this prospectus, and you should not consider that information to be part of this prospectus.

The securities in which we invest generally would be rated below investment grade if they were rated by rating agencies. Below investment grade securities, which are often referred to as “junk,” have predominantly speculative characteristics with respect to the issuer’s capacity to pay interest and repay principal. They may also be difficult to value and are illiquid.

An investment in our Securities involves certain risks, including, among other things, the risk of leverage and risks relating to investments in securities of small, private and developing businesses. We describe some of these risks in the section entitled “Risk Factors,” which begins on page 8. Common shares of closed-end investment companies, including business development companies, frequently trade at a discount to their net asset value per share. If our shares trade at a discount to their net asset value, this will likely increase the risk of loss to purchasers of our Securities. You should carefully consider these risks together with all of the other information contained in this prospectus and any prospectus supplement before making a decision to purchase our Securities.

The SEC has not approved or disapproved of these Securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

This prospectus may not be used to consummate sales of the Securities unless accompanied by a prospectus supplement.

The date of this prospectus is             , 2016

You should rely only on the information contained in this prospectus. We have not authorized any dealer, salesman or other person to give any information or to make any representation other than those contained in this prospectus or any accompanying supplement to this prospectus. You must not rely upon any information or representation not contained or incorporated by reference in this prospectus or any accompanying prospectus supplement as if we had authorized it. This prospectus and any prospectus supplement do not constitute an offer to sell or a solicitation of any offer to buy any security other than the registered securities to which they relate, nor do they constitute an offer to sell or a solicitation of an offer to buy any securities in any jurisdiction to any person to whom it is unlawful to make such an offer or solicitation in such jurisdiction. The information contained in this prospectus and any prospectus supplement is accurate as of the dates on their respective covers only. Our business, financial condition, results of operations and prospects may have changed since such dates. We will update these documents to reflect material changes only as required by law.

This prospectus is part of a registration statement that we have filed with the Securities and Exchange Commission, or SEC, using the “shelf” registration process. Under the shelf registration process, we may offer, from time to time, up to $300,000,000 of our Securities on terms to be determined at the time of the offering. This prospectus provides you with a general description of the Securities that we may offer. Each time we use this prospectus to offer Securities, we will provide a prospectus supplement that will contain specific information about the terms of that offering. We may sell the Securities through underwriters or dealers, “at-the-market” to or through a market maker, into an existing trading market or otherwise directly to one or more purchasers or through agents or through a combination of methods of sale. The identities of such underwriters, dealers, market makers or agents, as the case may be, will be described in one or more supplements to this prospectus. The prospectus supplement may also add, update or change information contained in this prospectus. To the extent required by law, we will amend or supplement the information contained in this prospectus and any accompanying prospectus supplement to reflect any material changes to such information subsequent to the date of the prospectus and any accompanying prospectus supplement and prior to the completion of any offering pursuant to the prospectus and any accompanying prospectus supplement. Please carefully read this prospectus and any accompanying prospectus supplement together with any exhibits, the additional information described under “Additional Information” and “Risk Factors” before you make an investment decision.

PROSPECTUS SUMMARY

The following summary highlights some of the information in this prospectus. It is not complete and may not contain all the information that you may want to consider. You should read the entire prospectus and any prospectus supplement carefully, including the section entitled “Risk Factors.” Except where the context suggests otherwise, the terms “we,” “us,” “our,” the “Company,” “the Fund” and “Gladstone Investment” refer to Gladstone Investment Corporation; “Adviser” refers to Gladstone Management Corporation; “Administrator” refers to Gladstone Administration, LLC; “Gladstone Commercial” refers to Gladstone Commercial Corporation; “Gladstone Capital” refers to Gladstone Capital Corporation; “Gladstone Land” refers to Gladstone Land Corporation; “Gladstone Securities” refers to Gladstone Securities, LLC; and “Gladstone Companies” refers to our Adviser and its affiliated companies.

GLADSTONE INVESTMENT CORPORATION

General

We were incorporated under the General Corporation Law of the State of Delaware on February 18, 2005. On June 22, 2005, we completed our initial public offering and commenced operations. We focus on providing a combination of debt and equity funding to United States (“U.S.”) businesses. Our funding structure in any transaction usually consists of secured first or second lien debt in combination with a direct equity investment with the goal of producing a mix of assets to provide current income from our debt investments and capital gains from our equity investments at exit. Since our initial public offering in 2005 and through March 31, 2016, we have made 129 consecutive monthly distributions to common stockholders.

Our shares of common stock, 7.125% Series A Cumulative Term Preferred Stock (“Series A Term Preferred Stock”), 6.750% Series B Cumulative Term Preferred Stock (“Series B Term Preferred Stock”) and 6.500% Series C Cumulative Term Preferred Stock (“Series C Term Preferred Stock”) are traded on the NASDAQ Global Select Market (“NASDAQ”) under the trading symbols “GAIN,” “GAINP,” “GAINO,” and “GAINN,” respectively. At times we refer to our Series A Term Preferred Stock, Series B Term Preferred Stock and Series C Term Preferred Stock, collectively, as our “Term Preferred Stock” herein.

Investment Objectives and Strategy

We were established for the purpose of investing in debt and equity securities of established private businesses operating in the U.S. Our investment objectives are to: (1) achieve and grow current income by investing in debt securities of established businesses that we believe will provide stable earnings and cash flow to pay expenses, make principal and interest payments on our outstanding indebtedness and make distributions to stockholders that grow over time; and (2) provide our stockholders with long-term capital appreciation in the value of our assets by investing in equity securities, generally in combination with the aforementioned debt securities, of established businesses that we believe can grow over time to permit us to sell our equity investments for capital gains. To achieve our objectives, our investment strategy is to invest in several categories of debt and equity securities, with each investment generally ranging from $5 million to $30 million, although investment size may vary, depending upon our total assets or available capital at the time of investment. We intend that our investment portfolio over time will consist of approximately 75% in debt securities and 25% in equity securities, at cost.

We expect that our investment portfolio will primarily include first lien secured debt securities, second lien secured debt securities and preferred and common equity equivalents.

In general, our investments in debt securities have a term of no more than seven years, accrue interest at variable rates (based on the one-month London Interbank Offered Rate (“LIBOR”)) and, to a lesser extent, at fixed rates. We seek debt instruments that pay interest monthly or, at a minimum, quarterly, and which may include a yield enhancement such as a success fee or deferred interest provision and are primarily interest only, with all principal and any accrued but unpaid interest due at maturity. Generally, success fees accrue at a set rate and are contractually due upon a change of control of the business. Some debt securities have deferred interest whereby some portion of the interest payment is added to the principal balance so that the interest is paid, together with the principal, at maturity, or “paid-in-kind” (“PIK”) interest.

Typically, our investments in equity securities take the form of common stock, preferred stock, limited liability company interests, or warrants or options to purchase the foregoing. Often, these equity investments occur in connection with our original investment, buyouts and recapitalizations of a business, or refinancing existing debt. Since our initial public offering in 2005 and through March 31, 2016, we have made investments in 43 companies, excluding investments in syndicated loans.

See “Business – Investment Objectives and Strategy” for a more complete discussion of our objectives and strategy.

Regulation

We operate as an externally managed, closed-end, non-diversified management investment company and have elected to be treated as a business development company (“BDC”) under the Investment Company Act of 1940, as amended (the “1940 Act”). For federal income tax purposes, we have elected to be treated as a regulated investment company (“RIC”) under Subchapter M of the Internal Revenue Code of 1986, as amended (the “Code”). To continue to qualify as a RIC for federal income tax purposes and obtain favorable RIC tax treatment, we must meet certain requirements, including certain minimum distribution requirements.

Additionally, pursuant to the 1940 Act, we must maintain at least 70% of our total assets in qualifying assets, which generally include each of the investment types listed above. Therefore, the 1940 Act permits us to invest up to 30% of our assets in other non-qualifying assets. See “— Regulation as a Business Development Company — Qualifying Assets” for a discussion of the types of qualifying assets in which we are permitted to invest pursuant to Section 55(a) of the 1940 Act.

Risk Factors

Investing in our securities involves a high degree of risk. You should consider carefully the information found in the section entitled “Risk Factors” on page 8 of this prospectus, including, but not limited to, the following risks:

•	the loss of any of our key officers, such as Mr. David Gladstone, our chairman and chief executive officer, Mr. Terry Lee Brubaker, our vice chairman and chief operating officer, or Mr. David Dullum, our president;

•	competition for investment opportunities;

•	general volatility of the capital markets and the market price of our common and preferred stock;

•	the availability of additional capital on attractive terms or at all;

•	uncertainty regarding the valuation of our portfolio investments;

•	lack of liquidity of our portfolio investments;

•	lack of control over our portfolio companies and the timing, form and amount of distributions from our portfolio companies;

•	the size and concentration of our portfolio;

•	our use of leverage;

•	the impact of a decline in liquidity of credit markets and changes in interests rates on our business and portfolio of investments;

•	our ability to maintain our status as a RIC and BDC;

•	dilution risks related to issuance of shares at below the then current net asset value;

•	our ability to invest a sufficient portion of our assets in qualifying assets;

•	our Adviser’s ability to attract and retain highly qualified personnel;

•	our Adviser’s ability to identify and invest in companies that meet our investment criteria; and

•	actual and potential conflicts of interest with our Adviser.

Investment Portfolio

As of March 31, 2016, we held investments in 36 portfolio companies with a weighted average yield on our interest-bearing investments, excluding cash and cash equivalents and receipts recorded as other income, of 12.6%. There is no assurance that portfolio yields will remain at these levels after an offering. As of March 31, 2016, our investment portfolio was made up of 71.3% in debt securities and 28.7% in equity securities, at cost.

THE OFFERING

We may offer, from time to time, up to $300,000,000 of our Securities, at prices and on terms to be determined at the time of the offering to be disclosed in one or more prospectus supplements. In the case of our common stock and warrants or rights to acquire such common stock hereunder in any offering, the offering price per share, exclusive of any distribution commission or discount, will not be less than the net asset value (“NAV”) per share of our common stock at the time of the offering except (i) in connection with a rights offering to our existing stockholders, (ii) with the consent of the majority of our common stockholders, or (iii) under such other circumstances as the SEC may permit. If we were to sell shares of our common stock below our then-current NAV per share, as we did in October 2012 and March and April 2015, such sales would result in an immediate dilution to the NAV per share. Such a share issuance would also cause a proportionately greater decrease in a stockholder’s interest in our earnings and assets than the increase in our assets resulting from such issuance.

Our Securities may be offered directly to one or more purchasers, including existing stockholders in a rights offering, by us or through agents designated from time to time by us, or to or through underwriters or dealers. The prospectus supplement relating to the offering will disclose the terms of the offering, including the name or names of any agents or underwriters involved in the sale of our Securities by us, the purchase price, and any fee, commission or discount arrangement between us and our agents or underwriters or among our underwriters or the basis upon which such amount may be calculated. See “Plan of Distribution.” We may not sell any of our Securities through agents, underwriters or dealers without delivery of a prospectus supplement describing the method and terms of the offering of our Securities.

Set forth below is additional information regarding the offering of our Securities:

Common Stock Trading Symbol (NASDAQ)	GAIN

7.125% Series A Cumulative Term Preferred Stock Trading Symbol (NASDAQ)	GAINP

6.750% Series B Cumulative Term Preferred Stock Trading Symbol (NASDAQ)	GAINO

6.500% Series C Cumulative Term Preferred Stock Due 2022 Trading Symbol (NASDAQ)	GAINN

Use of Proceeds	Unless otherwise specified in a prospectus supplement, we intend to use the net proceeds from the sale of our Securities first to pay down existing short-term debt, then to make investments in buyouts and recapitalizations of small and mid-sized companies in accordance with our investment objectives, with any remaining proceeds to be used for other general corporate purposes. See “Use of Proceeds.”

Dividends and Distributions	We have paid monthly distributions to the holders of our common stock since July 2005 and intend to continue to do so. We have paid monthly dividends on each series of our Term Preferred Stock since the date of issuance of the respective series of such Term Preferred Stock. The amount of the monthly distribution on our common stock is determined by our board of directors (“Board of Directors”) on a quarterly basis and is based on our estimate of our annual investment company taxable income. See “Price Range of Common Stock and Distributions.” Certain additional amounts may be deemed as distributed to stockholders for income tax purposes. Other types of Securities will likely pay distributions in accordance with their terms.

Taxation	We intend to continue to qualify to be treated for federal income tax purposes as a RIC. So long as we continue to qualify, we generally will pay no corporate-level federal income taxes on any ordinary income or capital gains that we distribute to our stockholders. To maintain our RIC status, we must meet specified source-of-income and asset diversification requirements and distribute annually at least 90% of our taxable ordinary income and realized net short-term capital gains in excess of realized net long-term capital losses, if any, out of assets legally available for distribution. See “ Material U.S. Federal Income Tax Considerations .”

Trading at a Discount	Common shares of closed-end investment companies frequently trade at a discount to their NAV. The possibility that our shares may trade at such discount to our NAV is separate and distinct from the risk that our NAV per share may decline. We cannot predict whether our shares will trade above, at or below NAV, although during the past three years, our common stock has consistently traded, and at times significantly, below NAV.

Certain Anti-Takeover Provisions	Our Board of Directors is divided into three classes of directors serving staggered three-year terms. This structure is intended to provide us with a greater likelihood of continuity of management, which may be necessary for us to realize the full value of our investments. A staggered board of directors also may serve to deter hostile takeovers or proxy contests, as may certain provisions of Delaware law and other measures we have adopted. See “ Certain Provisions of Delaware Law and of Our Certificate of Incorporation and Bylaws .”

Dividend Reinvestment Plan	Our transfer agent, Computershare Inc., offers a dividend reinvestment plan for our common stockholders. This is an “opt in” dividend reinvestment plan, meaning that stockholders may elect to have their cash dividends automatically reinvested in additional shares of our common stock. Stockholders who do not so elect will receive their dividends in cash. Stockholders who receive distributions in the form of stock will be subject to the same federal, state and local tax consequences as stockholders who elect to receive their distributions in cash. See “ Dividend Reinvestment Plan .”

Management Arrangements	Gladstone Management Corporation serves as our investment adviser, and Gladstone Administration, LLC serves as our administrator. For a description of our Adviser, our Administrator, the Gladstone Companies and our contractual arrangements with these companies, see “ Business—Transactions with Related Parties—Investment Advisory and Management Agreement ” and “ Management—Certain Transactions—Investment Advisor and Administrator. ”

FEES AND EXPENSES

The following table is intended to assist you in understanding the costs and expenses that an investor in this offering will bear directly or indirectly. We caution you that some of the percentages indicated in the table below are estimates and may vary. Except where the context suggests otherwise, whenever this prospectus contains a reference to fees or expenses paid by “us” or “Gladstone Investment,” or that “we” will pay fees or expenses, stockholders will indirectly bear such fees or expenses as investors in Gladstone Investment. The following annualized percentages were calculated based on actual expenses incurred in the quarter ended March 31, 2016, and average net assets for the quarter ended March 31, 2016. The table and examples below include all fees and expenses of our consolidated subsidiaries.

Stockholder Transaction Expenses:
Sales load (as a percentage of offering price)(1)	—%
Offering expenses (as a percentage of offering price)(1)	—%
Dividend reinvestment plan expenses(2)	None
Total stockholder transaction expenses(1)	—%
Annual expenses (as a percentage of net assets attributable to common stock)(3):
Base Management fee(4)	3.69%
Loan servicing fee(5)	2.50%
Incentive fees payable under investment advisory and management agreement (20% of net realized capital gains in excess of unrealized depreciation and 20% of pre-incentive fee net investment income)(6)	1.82%
Interest payments on borrowed funds(7)	1.94%
Dividend expense on mandatorily redeemable preferred stock(8)	3.40%
Other expenses(9)	1.26%

Total annual expenses(10)	14.61%

(1)	The amounts set forth in the table above do not reflect the impact of any sales load or other offering expenses borne by Gladstone Investment and its stockholders. The prospectus supplement relating to an offering of securities pursuant to this prospectus will disclose the offering price and the estimated offering expenses and total stockholder transaction expenses borne by Gladstone Investment and its stockholders as a percentage of the offering price. In the event that securities to which this prospectus relates are sold to or through underwriters, the prospectus supplement will also disclose the applicable sales load.
(2)	The expenses of the reinvestment plan are included in stock record expenses, a component of “Other expenses.” The participants in the dividend reinvestment plan will bear a pro rata share of brokerage commissions incurred with respect to open market purchases, if any. See “Dividend Reinvestment Plan” for information on the dividend reinvestment plan.
(3)	The percentages presented in this table are gross of credits to any fees.
(4)	In accordance with the investment advisory and management agreement (the “Advisory Agreement”), our annual base management fee is 2.00% (0.50% quarterly) of our average gross assets, which are defined as total assets, including investments made with proceeds of borrowings, less any uninvested cash or cash equivalents resulting from borrowings, and adjusted appropriately for any share issuances or repurchases. In accordance with the requirements of the SEC, the table above shows Gladstone Investment’s base management fee as a percentage of average net assets attributable to common shareholders. For purposes of the table, the annualized base management fee has been converted to 3.69% of the average net assets as of March 31, 2016 by dividing the total annualized dollar amount of the base management fee by Gladstone Investment’s average net assets. The base management fee for the quarter ended March 31, 2016 before application of any credits was $2.5 million.

Pursuant to the requirements of the 1940 Act, the Adviser makes available significant managerial assistance to our portfolio companies. The Adviser may also provide other services to our portfolio companies under certain agreements and may receive fees for services other than managerial assistance. Such services may include, but are not limited to: (i) assistance obtaining, sourcing or structuring credit facilities, long term loans or additional equity from unaffiliated third parties; (ii) negotiating important contractual financial relationships; (iii) consulting services regarding restructuring of the portfolio company and financial modeling as it relates to raising additional debt and equity capital from unaffiliated third parties; and (iv) primary role in interviewing, vetting and negotiating employment contracts with candidates in connection with adding and retaining key portfolio company management team members. The Adviser voluntarily, unconditionally, and irrevocably credits 100% of these fees against the base management fee that we would otherwise be required to pay to the Adviser; however, pursuant to the terms of the Advisory Agreement, a small percentage of certain of such fees, is retained by the Adviser in the form of reimbursement, at cost, for tasks completed by personnel of the Adviser and primarily for the valuation of portfolio companies. For the quarter ended March 31, 2016, $0.6 million of these fees were voluntarily, irrevocably, and unconditionally credited against the base management fee. See “Business—Transactions with Related Parties—Investment Advisory and Management Agreement” and “Management—Certain Transactions—Investment Advisor and Administrator.”

(5)

In addition, our Adviser services, administers and collects on the loans held by Gladstone Business Investment, LLC, our wholly-owned subsidiary (“Business Investment”), in return for which our Adviser receives a 2% annual loan servicing fee payable monthly by Business Investment based on the monthly aggregate balance of loans held by Business Investment in accordance with our fifth amended and restated credit agreement for our revolving line of credit (the “Credit Facility”). Since Business Investment is a consolidated subsidiary of ours, coupled with the fact that the total base management fee paid to the Adviser pursuant to the Advisory Agreement cannot exceed 2.0% of total assets (as reduced by cash and cash equivalents pledged to creditors) during any given calendar year, we treat payment of the loan servicing fee pursuant to our Credit Facility as a pre-payment of the base management fee under the Advisory Agreement. Accordingly, these loan servicing fees are 100% voluntarily, unconditionally, and irrevocably credited back to us by the Adviser. The loan servicing fee for the quarter ended March 31, 2016 was $1.7 million. See “Business—Transactions with Related Parties—Loan Servicing Fee Pursuant to Credit Agreement” and “Management—Certain Transactions—Loan Servicing Fee Pursuant to Credit Agreement” and footnote 6 below.
(6)	The incentive fee payable to the Adviser under the Advisory Agreement consists of two parts: an income-based fee and a capital gains-based fee. The income-based incentive fee is payable quarterly in arrears, and equals 20% of the excess, if any, of our pre-incentive fee net investment income that exceeds a 1.75% quarterly (7% annualized) hurdle rate of our net assets, adjusted appropriately for any share issuances or repurchases, subject to a “catch-up” provision measured as of the end of each calendar quarter. The “catch-up” provision requires us to pay 100% of our pre-incentive fee net investment income with respect to that portion of such income, if any, that exceeds the hurdle rate but is less than 125% of the quarterly hurdle rate (or 2.1875%) in any calendar quarter (8.75% annualized). The catch-up provision is meant to provide our Adviser with 20% of our pre-incentive fee net investment income as if a hurdle rate did not apply when our pre-incentive fee net investment income exceeds 125% of the quarterly hurdle rate in any calendar quarter (8.75% annualized). The capital gains-based incentive fee equals 20% of our net realized capital gains in excess of unrealized depreciation since our inception, if any, computed as all realized capital gains net of all realized capital losses and unrealized capital depreciation since our inception, less any prior payments, and is payable at the end of each fiscal year. We have not recorded a capital gains-based incentive fee from our inception through March 31, 2016. The income-based incentive fee for the quarter ended March 31, 2016 was $1.2 million. No credits were applied to the incentive fee for the quarter ended March 31, 2016; however, the Adviser may credit such fee in the future.

Examples of how the incentive fee would be calculated are as follows:

•	Assuming pre-incentive fee net investment income of 0.55%, there would be no income-based incentive fee because such income would not exceed the hurdle rate of 1.75%.

•	Assuming pre-incentive fee net investment income of 2.00%, the income-based incentive fee would be as follows:

= 100% × (2.00% – 1.75%)

= 0.25%

•	Assuming pre-incentive fee net investment income of 2.30%, the income-based incentive fee would be as follows:

= (100% × (“catch-up”: 2.1875% – 1.75%)) + (20% × (2.30% – 2.1875%))

= (100% × 0.4375%) + (20% × 0.1125%)

= 0.4375% + 0.0225%

= 0.46%

•	Assuming realized capital gains of 6% and realized capital losses and unrealized capital depreciation of 1%, the capital gains-based incentive fee would be as follows:

= 20% × (6% – 1%)

= 20% × 5%

= 1%

For a more detailed discussion of the calculation of the two-part incentive fee, see “Business—Transactions with Related Parties—Investment Advisory and Management Agreement.”

(7)	Includes amortization of deferred financing costs. As of March 31, 2016, we had $95.0 million in borrowings outstanding under our Credit Facility.
(8)	Includes dividends paid on our Series A Term Preferred Stock, Series B Term Preferred Stock, and Series C Term Preferred Stock and amortization of deferred financing costs. See “Description of Our Securities—Term Preferred Stock” for additional information.
(9)	Includes our overhead expenses, including payments under the administration agreement based on our projected allocable portion of overhead and other expenses incurred by our Administrator in performing its obligations under the administration agreement. See “Business—Transactions with Related Parties—Administration Agreement” and “Management—Certain Transactions—Investment Advisor and Administrator.”
(10)	Total annualized gross expenses, based on actual amounts incurred for the quarter ended March 31, 2016, would be $39.2 million. After all voluntary, unconditional, and irrevocable credits described in footnote 4 and footnote 5 above are applied to the base management fee and the loan servicing fee, total annualized expenses after fee credits, based on actual amounts incurred for the quarter ended March 31, 2016, would be $30.2 million or 11.24% as a percentage of net assets.

Example

The following examples demonstrate the projected dollar amount of total cumulative expenses that would be incurred over various periods with respect to a hypothetical investment in our common stock. In calculating the following expense amounts, we have assumed that our annual operating expenses would remain at the levels set forth in the table above. The amounts set forth below do not reflect the impact of any sales load or offering expenses to be borne by Gladstone Investment and its stockholders. In the prospectus supplement relating to an offering of securities pursuant to this prospectus, the examples below will be restated to reflect the impact of the estimated offering expenses borne by Gladstone Investment and its stockholders and, in the event that securities to which this prospectus relates are sold to or through underwriters, the impact of the applicable sales load. The examples below and the expenses in the table above should not be considered a representation of our future expenses, and actual expenses may be greater or less than those shown. While the example assumes, as required by the SEC, a 5% annual return, our performance will vary and may result in a return greater or less than 5%.

	1 Year	3 Years	5 Years	10 Years
You would pay the following expenses on a $1,000 investment:
assuming a 5% annual return consisting entirely of ordinary income(1)(2)	$134	$370	$567	$933
assuming a 5% annual return consisting entirely of capital gains(2)(3)	$143	$390	$594	$958

(1)	While the example assumes, as required by the SEC, a 5% annual return, our performance will vary and may result in a return greater or less than 5%. For purposes of this example, we have assumed that the entire amount of such 5% annual return would constitute ordinary income as we have not realized positive capital gains (computed net of all realized capital losses) on our investments from inception through March 31, 2016. Because the assumed 5% annual return is significantly below the hurdle rate of 7% (annualized) that we must achieve under the Advisory Agreement to trigger the payment of an income-based incentive fee, we have assumed, for purposes of this example, that no income-based incentive fee would be payable if we realized a 5% annual return on our investments.
(2)	While the example assumes reinvestment of all distributions at NAV, participants in the dividend reinvestment plan will receive a number of shares of our common stock, determined by dividing the total dollar amount of the distribution payable to a participant by the market price per share of our common stock at the close of trading on the valuation date for the distribution, and this price per share may differ from NAV. See “Dividend Reinvestment Plan” for additional information regarding the dividend reinvestment plan.
(3)	For purposes of this example, we have assumed that the entire amount of such 5% annual return would constitute capital gains and that no accumulated capital losses or unrealized depreciation exist that would have to be overcome first before a capital gains-based incentive fee is payable.

ADDITIONAL INFORMATION

We have filed with the SEC a registration statement on Form N-2 under the Securities Act of 1933, as amended, which we refer to as the Securities Act, with respect to the Securities offered by this prospectus. This prospectus, which is a part of the registration statement, does not contain all of the information set forth in the registration statement or exhibits and schedules thereto. For further information with respect to our business and our Securities, reference is made to the registration statement, including the amendments, exhibits and schedules thereto.

We also file reports, proxy statements and other information with the SEC under the Securities Exchange Act of 1934, as amended, which we refer to as the Exchange Act. Such reports, proxy statements and other information, as well as the registration statement and the amendments, exhibits and schedules thereto, can be inspected at the public reference facilities maintained by the SEC at 100 F Street, N.E., Washington, D.C. 20549. Information about the operation of the public reference facilities may be obtained by calling the SEC at 1-800-SEC-0330. The SEC maintains a website that contains reports, proxy statements and other information regarding registrants, including us, that file such information electronically with the SEC. The address of the SEC’s web site is http://www.sec.gov. Copies of such material may also be obtained from the Public Reference Section of the SEC at 100 F Street, N.E., Washington, D.C. 20549, at prescribed rates. Our common stock is listed on NASDAQ and our corporate website is located at http://www.GladstoneInvestment.com. The information contained on, or accessible through, our website is not a part of this prospectus.

We make available free of charge on our website our annual report on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K, and all amendments to those reports as soon as reasonably practicable after such material is electronically filed with or furnished to the SEC.

We also furnish to our stockholders annual reports, which include annual financial information that has been examined and reported on, with an opinion expressed, by our independent registered public accounting firm. See “Experts.”

RISK FACTORS

You should carefully consider the risks described below and all other information provided in this prospectus (or any prospectus supplement) before making a decision to purchase our Securities. The risks and uncertainties described below are not the only ones facing us. Additional risks and uncertainties not presently known to us, or not presently deemed material by us, may also impair our operations and performance.

If any of the following risks actually occur, our business, financial condition or results of operations could be materially adversely affected. If that happens, the trading price of our Securities could decline, and you may lose all or part of your investment.

Risks Related to Our Investments

We operate in a highly competitive market for investment opportunities.

There has been increased competitive pressure in the BDC and investment company marketplace for secured first and second lien debt, resulting in lower yields for increasingly riskier investments. A large number of entities compete with us and make the types of investments that we seek to make in small and medium-sized companies. We compete with public and private buyout funds, commercial and investment banks, commercial financing companies, and, to the extent that they provide an alternative form of financing, hedge funds, mutual funds, and private equity. Many of our competitors are substantially larger and have considerably greater financial, technical and marketing resources than we do. For example, some competitors may have a lower cost of funds and access to funding sources that are not available to us. In addition, some of our competitors may have higher risk tolerances or different risk assessments, which would allow them to consider a wider variety of investments and establish more relationships than us. Furthermore, many of our competitors are not subject to the regulatory restrictions that the 1940 Act imposes on us as a BDC. The competitive pressures we face could have a material adverse effect on our business, financial condition and results of operations. Also, as a result of this competition, we may not be able to take advantage of attractive investment opportunities from time to time and we can offer no assurance that we will be able to identify and make investments that are consistent with our investment objective. We do not seek to compete based on the interest rates we offer, and we believe that some of our competitors may make loans with interest rates that will be comparable to or lower than the rates we offer. We may lose investment opportunities if we do not match our competitors’ pricing, terms, and structure. However, if we match our competitors’ pricing, terms, and structure, we may experience decreased net interest income and increased risk of credit loss.

Our investments in small and medium-sized portfolio companies are extremely risky and could cause you to lose all or a part of your investment.

Investments in small and medium-sized portfolio companies are subject to a number of significant risks including the following:

•	Small and medium-sized businesses are likely to have greater exposure to economic downturns than larger businesses.

Our portfolio companies may have fewer resources than larger businesses, and any economic downturns or recessions, are more likely to have a material adverse effect on them. If one of our portfolio companies is adversely impacted by a recession, its ability to repay our loan or engage in a liquidity event, such as a sale, recapitalization or initial public offering would be diminished.

•	Small and medium-sized businesses may have limited financial resources and may not be able to repay the loans we make to them. Our strategy includes providing financing to portfolio companies that typically do not have readily available access to financing. While we believe that this provides an attractive opportunity for us to generate profits, this may make it difficult for the portfolio companies to repay their loans to us upon maturity. A borrower’s ability to repay its loan may be adversely affected by numerous factors, including the failure to meet its business plan, a downturn in its industry or negative economic conditions. Deterioration in a borrower’s financial condition and prospects usually will be accompanied by deterioration in the value of any collateral and a reduction in the likelihood of realizing on any guaranties we may have obtained from the borrower’s management. As of March 31, 2016 one portfolio company was on non-accrual status with an aggregate debt cost basis of $1.4 million, or 0.4%, of the cost basis of all debt investments in our portfolio. While we are working with the portfolio company to improve its profitability and cash flows, there can be no assurance that our efforts will prove successful. Although we will generally seek to be the secured first lien lender to a borrower, in some of our loans we expect to be subordinated to a senior lender, and our security interest in any collateral would, accordingly, likely be second lien and subordinate to another lender’s security interest.

•	Small and medium-sized businesses typically have narrower product lines and smaller market shares than large businesses. Because our target portfolio companies are smaller businesses, they will tend to be more vulnerable to competitors’ actions and market conditions, as well as general economic downturns. In addition, our portfolio companies may face intense competition, including competition from companies with greater financial resources, more extensive development, manufacturing, marketing and other capabilities and a larger number of qualified managerial and technical personnel.

•	There is generally little or no publicly available information about these businesses. Because we seek to invest in privately owned businesses, there is generally little or no publicly available operating and financial information about our potential portfolio companies. As a result, we rely on our officers, the Adviser and its employees, Gladstone Securities and consultants to perform due diligence investigations of these portfolio companies, their operations, and their prospects. We may not learn all of the material information we need to know regarding these businesses through our investigations.

•

Small and medium-sized businesses generally have less predictable operating results. We expect that our portfolio companies may have significant variations in their operating results, may from time to time be exposed to litigation, may be engaged in rapidly changing businesses with products subject to a substantial risk of obsolescence, may require substantial additional capital to support their operations, to finance expansion or to maintain their competitive position, may otherwise have a weak financial position or may be adversely affected by changes in the business cycle. Our portfolio companies may not meet net income, cash flow and other coverage tests typically imposed by their senior lenders. A borrower’s failure to satisfy financial or operating covenants imposed by senior lenders could lead to defaults and, potentially, foreclosure on its senior credit facility, which could additionally trigger cross-defaults in other agreements. If this were to occur, it is possible that the borrower’s ability to repay our loan would be jeopardized.

•	Small and medium-sized businesses are more likely to be dependent on one or two persons. Typically, the success of a small or medium-sized business also depends on the management talents and efforts of one or two persons or a small group of persons. The death, disability or resignation of one or more of these persons could have a material adverse impact on our borrower and, in turn, on us.

•	Small and medium-sized businesses may have limited operating histories. While we intend to target stable companies with proven track records, we may make loans to new companies that meet our other investment criteria. Portfolio companies with limited operating histories will be exposed to all of the operating risks that new businesses face and may be particularly susceptible to, among other risks, market downturns, competitive pressures and the departure of key executive officers.

•	Debt securities of small and medium-sized private companies typically are not rated by a credit rating agency. Typically a small or medium-sized private business cannot or will not expend the resources to have their debt securities rated by a credit rating agency. We expect that most, if not all, of the debt securities we acquire will be unrated. Investors should assume that these loans would be at rates below what is today considered “investment grade” quality. Investments rated below investment grade are often referred to as high yield securities or junk bonds and may be considered high risk as compared to investment-grade debt instruments.

Because the loans we make and equity securities we receive when we make loans are not publicly traded, there is uncertainty regarding the value of our privately held securities that could adversely affect our determination of our NAV.

Our portfolio investments are, and we expect will continue to be, in the form of securities that are not publicly traded. The fair value of securities and other investments that are not publicly traded may not be readily determinable. Our Board of Directors has ultimate responsibility for reviewing and approving, in good faith, the fair value of our investments, based on the Policy (defined below). Our Board of Directors reviews valuation recommendations that are provided by the professionals of the Adviser and Administrator, with oversight and direction from our chief valuation officer, an employee of the Administrator that reports directly to our Board of Directors, (collectively, the “Valuation Team”). In valuing our investment portfolio, several techniques are used, including, a total enterprise value approach, a yield analysis, market quotes, and independent third party assessments. Currently, Standard & Poor’s Securities Evaluation, Inc. provides estimates of fair value on generally all of our debt investments and we use another independent valuation firm to provide valuation inputs for our significant equity investments, including earnings multiple ranges, as well as other information. In addition to these techniques, inputs and information, other factors are considered when determining fair value of our investments, including but not limited to: the nature and realizable value of the collateral, including external parties’ guaranties; any relevant offers or letters of intent to acquire the portfolio company; and the markets in which the portfolio company operates. All new and follow-on debt and equity investments made during the current three month reporting period are generally valued at original cost basis. For additional information on our valuation policies, procedures and processes, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Critical Accounting Policy — Investment Valuation.”

Fair value measurements of our investments may involve subjective judgments and estimates and due to the inherent uncertainty of determining these fair values, the fair value of our investments may fluctuate from period to period. Additionally, changes in the market environment and other events that may occur over the life of the investment may cause the gains or losses ultimately realized on these investments to be different than the valuations currently assigned.

The valuation process for certain of our portfolio holdings creates a conflict of interest.

A substantial portion of our portfolio investments are made in the form of securities that are not publicly traded. As a result, our Board of Directors determines the fair value of these securities in good faith pursuant the Policy. In connection with that determination, our Valuation Team prepares portfolio company valuations based upon the most recent portfolio company financial statements available and projected financial results of each portfolio company. The participation of our Adviser’s investment professionals in our valuation process and Mr. Gladstone’s pecuniary interest in our Adviser, may result in a conflict of interest as the management fees that we pay our Adviser are based on our gross assets less uninvested cash or cash equivalents from borrowings.

The lack of liquidity of our privately held investments may adversely affect our business.

We will generally make investments in private companies whose securities are not traded in any public market. Substantially all of the investments we presently hold and the investments we expect to acquire in the future are, and will be, subject to legal and other restrictions on resale and will otherwise be less liquid than publicly-traded securities. The illiquidity of our investments may make it difficult for us to quickly obtain cash equal to the value at which we record our investments if the need arises. This could cause us to miss important investment opportunities. In addition, if we are required to liquidate all or a portion of our portfolio quickly, we may record substantial realized losses upon liquidation. We may also face other restrictions on our ability to liquidate an investment in a portfolio company to the extent that we, the Adviser, the Administrator, or our respective officers, or affiliates have material non-public information regarding such portfolio company.

Due to the uncertainty inherent in valuing these securities, the Adviser’s determinations of fair value may differ materially from the values that could be obtained if a ready market for these securities existed. Our NAV could be materially affected if the Adviser’s determinations regarding the fair value of our investments are materially different from the values that we ultimately realize upon our disposal of such securities.

Our financial results could be negatively affected if a significant portfolio investment fails to perform as expected.

Our total investment in one or more companies may be significant individually or in the aggregate. As a result, if a significant investment in one or more companies fails to perform as expected, our financial results could be more negatively affected and the magnitude of the loss could be more significant than if we had made smaller investments in more companies. Our five largest investments represented 30.5% of the fair value of our total portfolio as of March 31, 2016, compared to 28.8% as of March 31, 2015. Any disposition of a significant investment in one or more companies may negatively impact our net investment income and limit our ability to pay distributions.

The tightening of the U.S. monetary policy through the increase in Federal Reserve System, or Fed, interest rate, which has been anticipated for several months, finally began in December 2015. The increase in the Fed rate can have a negative effect on our investments by making it harder and more expensive to refinance capital structures or even obtain financing.

In December 2015, the Fed raised the fed funds rate for the first time in nine years, and projected two to three rate hikes throughout the year. Per the Fed’s original statement, interest rates will rise at a slow (.25%) but steady pace. However, due to the drop in both equities and fixed income at the beginning of 2016, the Fed has recently indicated they might hold off raising rates any further in the near term due to the recent volatility in the markets and continued depressed oil prices. Default rates in the U.S. high yield market currently stand around 4%, according to Moody’s. The ratings company forecasts that the measure will rise to 5.05 % by the end of the year 2016 in the best-case scenario, and could jump as high as 14.9 % under the most pessimistic projection. The Fed is looking to tighten U.S. policy as central banks abroad maintain or increase stimulus. The Fed policy meeting to be held mid-June could result in the next increase to the Fed funds rate, among other policy changes. Recently the Fed announced they were going to suspend rate hikes until stronger economic data and oil stabilization hits the markets. There can be no guaranty the Fed will raise rates at the pace they proposed, nor can there be any assurance that the Fed will make sound decisions as to when to raise rates. The increase in interest rates could have a negative effect on our investments.

We generally will not control our portfolio companies.

We do not, and do not expect to, control most of our portfolio companies, even though we may have board representation or board observation rights, and our debt agreements may contain certain restrictive covenants. As a result, we are subject to the risk that a portfolio company in which we invest may make business decisions with which we disagree and the management of such company, as representatives of the holders of their common stock, may take risks or otherwise act in ways that do not serve our interests as debt investors. Due to the lack of liquidity for our investments in non-traded companies, we may not be able to dispose of our interests in our portfolio companies as readily as we would like or at an appropriate valuation. As a result, a portfolio company may make decisions that could decrease the value of our portfolio holdings.

We typically invest in transactions involving acquisitions, buyouts and recapitalizations of companies, which will subject us to the risks associated with change in control transactions.

Our strategy, in part, includes making debt and equity investments in companies in connection with acquisitions, buyouts and recapitalizations, which subjects us to the risks associated with change in control transactions. Change in control transactions often present a number of uncertainties. Companies undergoing change in control transactions often face challenges retaining key employees and maintaining relationships with customers and suppliers. While we hope to avoid many of these difficulties by participating in transactions where the management team is retained and by conducting thorough due diligence in advance of our decision to invest, if our portfolio companies experience one or more of these problems, we may not realize the value that we expect in connection with our investments, which would likely harm our operating results and financial condition.

Our portfolio companies may incur debt that ranks equally with, or senior to, our investments in such companies.

We primarily invest in secured first and second lien debt securities issued by our portfolio companies. In some cases, portfolio companies will be permitted to have other debt that ranks equally with, or senior to, the debt securities in which we invest. By their terms, such debt securities may provide that the holders thereof are entitled to receive payment of interest and principal on or before the dates on which we are entitled to receive payments in respect of the debt securities in which we invest. Also, in the event of insolvency, liquidation, dissolution, reorganization, or bankruptcy of a portfolio company, holders of debt instruments ranking senior to our investment in that portfolio company would typically be entitled to receive payment in full before we receive any distribution in respect of our investment. After repaying such senior creditors, such portfolio company may not have any remaining assets to use for repaying its obligation to us. In the case of debt ranking equally with debt securities in which we invest, we would have to share on an equal basis any distributions with other creditors holding such debt in the event of an insolvency, liquidation, dissolution, reorganization, or bankruptcy of a portfolio company.

Prepayments of our investments by our portfolio companies could adversely impact our results of operations and reduce our return on equity.

In addition to risks associated with delays in investing our capital, we are also subject to the risk that investments we make in our portfolio companies may be repaid prior to maturity. During the fiscal year 2016, we experienced prepayments of term debt investments of $13.7 million. We will first use any proceeds from prepayments to repay any borrowings outstanding on our Credit Facility. In the event that funds remain after repayment of our outstanding borrowings, then we will generally reinvest these proceeds in government securities, pending their future investment in new debt and/or equity securities. These government securities will typically have substantially lower yields than the debt securities being prepaid and we could experience significant delays in reinvesting these amounts. As a result, our results of operations could be materially adversely affected if one or more of our portfolio companies elect to prepay amounts owed to us. Additionally, prepayments could negatively impact our return on equity, which could result in a decline in the market price of our common stock.

Higher taxation of our portfolio companies may impact our quarterly and annual operating results.

The recession’s adverse effect on federal, state and municipality revenues may induce these government entities to raise various taxes to make up for lost revenues. Additional taxation may have an adverse effect on our portfolio companies’ earnings and reduce their ability to repay our loans to them, thus affecting our quarterly and annual operating results.

Our portfolio is concentrated in a limited number of companies and industries, which subjects us to an increased risk of significant loss if any one of these companies does not repay us or if the industries experience downturns.

As of March 31, 2016, we had investments in 36 portfolio companies, the five largest of which included Acme, Counsel Press, Cambridge, SOG, and Nth Degree, and comprised $148.8 million, or 30.5%, of our total investment portfolio, at fair value. A consequence of a limited number of investments is that the aggregate returns we realize may be substantially adversely affected by the unfavorable performance of a small number of such loans or a substantial write-down of any one investment. Beyond our regulatory and income tax diversification requirements, as well as our Credit Facility requirements, we do not have fixed guidelines for industry concentration and our investments could potentially be concentrated in relatively few industries. In addition, while we do not intend to invest 25% or more of our total assets in a particular industry or group of industries at the time of investment, it is possible that as the values of our portfolio companies change, one industry or a group of industries may comprise in excess of 25% of the value of our total assets. A downturn in a particular industry in which we have invested a significant portion of our total assets could have a materially adverse effect on us. As of March 31, 2016, our largest industry concentration was in Chemicals, Plastics, and Rubber, representing 18.6% of our total investments, at fair value.

Our investments are typically long term and will require several years to realize liquidation events.

Since we generally make five to seven year term loans and hold our loans and related equity positions until the loans mature, you should not expect realization events, if any, to occur over the near term. In addition, we expect that any equity investments may require several years to appreciate in value and we cannot give any assurance that such appreciation will occur.

The disposition of our investments may result in contingent liabilities.

Currently, all of our investments involve private securities. In connection with the disposition of an investment in private securities, we may be required to make representations about the business and financial affairs of the underlying portfolio company typical of those made in connection with the sale of a business. We may also be required to indemnify the purchasers of such investment to the extent that any such representations turn out to be inaccurate or with respect to certain potential liabilities. These arrangements may result in contingent liabilities that ultimately yield funding obligations that must be satisfied through our return of certain distributions previously made to us.

There may be circumstances where our debt investments could be subordinated to claims of other creditors or we could be subject to lender liability claims.

Even though we have structured most of our investments as secured first and second lien loans, if one of our portfolio companies were to go bankrupt, depending on the facts and circumstances, including the extent to which we actually provided managerial assistance to that portfolio company, a bankruptcy court might re-characterize our debt investments and subordinate all, or a portion, of our claims to that of other creditors. Holders of debt instruments ranking senior to our investments typically would be entitled to receive payment in full before we receive any distributions. After repaying such senior creditors, such portfolio company may not have any remaining assets to use to repay its obligation to us. We may also be subject to lender liability claims for actions taken by us with respect to a borrower’s business or in instances in which we exercised control over the borrower. It is possible that we could become subject to a lender’s liability claim, including as a result of actions taken in rendering significant managerial assistance.

Portfolio company-related litigation could result in costs, including defense costs or damages, and the diversion of management time and resources.

In the course of investing in and often providing significant managerial assistance to certain of our portfolio companies, certain persons employed by the Adviser sometimes serve as directors on the boards of such companies. To the extent that litigation arises out of our investments in these companies, even if meritless, we or such employees may be named as defendants in such litigation, which could result in additional costs, including defense costs, and the diversion of management time and resources. We may be unable to accurately estimate our exposure to litigation risk if we record balance sheet reserves for probable loss contingencies. As a result, any reserves we establish to cover any settlements or judgments may not be sufficient to cover our actual financial exposure, which may have a material impact on our results of operations, financial condition, or cash flows.

In view of the inherent difficulty of predicting the outcome of legal actions and regulatory matters, we cannot provide assurance as to the outcome of any threatened or pending matter or, if resolved adversely, the costs associated with any such matter, particularly where the claimant seeks very large or indeterminate damages or where the matter presents novel legal theories, involves a large number of parties or is at a preliminary stage. The resolution of any such matters may be time consuming, expensive, and may distract management from the conduct of our business. The resolution of certain threatened or pending legal actions or regulatory matters, if unfavorable, whether in settlement or a judgment, could have a material adverse effect on our financial condition, results of operations, or cash flows for the quarter in which such actions or matters are resolved or a reserve is established.

For example, a former portfolio company, Noble Logistics, Inc. (“Noble”) is a defendant in employment law wage and hour and independent contractor misclassification claims in a purported class action seeking monetary damages, Maximo v. Aspen Contracting California LLC d/b/a/ Noble Logistics, et al., or Maximo. Noble is a debtor in a bankruptcy case under Chapter 11 of the federal bankruptcy code, pending in federal bankruptcy court in Delaware. The claims against Noble asserted in the Maximo case have been stayed by the filing of Noble’s bankruptcy case. A lawsuit brought by plaintiffs Clarence and Sheila Walder against a customer of Noble is also pending in California based on similar facts relating to Noble and claims under California law. The Maximo and Walder plaintiffs have attempted to bring claims against the Company and other former investors in Noble based primarily on allegations that the Company and other investors controlled Noble and were responsible for the misclassification of Noble’s workforce. To date, claims against the Company have been struck by a court or voluntarily dismissed by the plaintiffs in connection with the automatic stay arising in connection with the Noble bankruptcy. While neither the Company nor any of its portfolio companies (other than Noble) are currently defendants in these cases, they may in the future be subject to claims by these plaintiffs or other persons alleging similar claims, or may expend funds on behalf of Noble to defend claims.

While the Company believes it would have valid defenses to potential claims, based on the current claims and facts alleged, and intends to defend any claims vigorously, it may nevertheless expend significant amounts of money in defense costs and expenses. Further, if the Company enters into settlements or suffers an adverse outcome in any litigation, the Company could be required to pay significant amounts. In addition, if any of the Company’s portfolio companies become subject to direct or indirect claims or other obligations, such as defense costs or damages in litigation or settlement, the Company’s investment in such companies could diminish in value and the Company could suffer indirect losses. Further, these matters could cause the Company to expend significant management time and effort in connection with assessment and defense of any claims. No range of potential expenses, costs or damages in connection with these matters can be estimated at this time.

We may not realize gains from our equity investments and other yield enhancements.

When we make a loan, we may receive warrants or other equity interests to purchase stock issued by the borrower or other yield enhancements, such as success fees. Our goal is to ultimately collect the yield enhancements and dispose of these equity interests and realize gains upon our disposition of such interests. We expect that, over time, the yield enhancements we collect and the gains we realize on these equity interests will offset any losses we may experience on loan defaults. However, any warrants we receive may not appreciate in value and, in fact, may decline in value and any other yield enhancements, such as success fees, may not be collected. Accordingly, we may not be able to realize gains from our equity interests or other yield enhancements and any gains we do recognize may not be sufficient to offset losses we experience on our loan portfolio.

During the fiscal years ended March 31, 2016 and 2015, we recorded net realized losses of $4.6 million and $0.1 million, respectively. During the fiscal year ended March 31, 2014, we recorded a net realized gain of $8.2 million. There can be no guaranties that such realized gains can be achieved in future periods and the impact of such sales on our results of operations in prior periods should not be relied upon as being indicative of performance in future periods. For the years ended March 31, 2016, 2015 and 2014, success fee income totaled $1.6 million, $1.4 million and $4.2 million, respectively.

Any cumulative unrealized depreciation we experience on our investment portfolio may be an indication of future realized losses, which could reduce our income available for distribution.

As a BDC we are required to carry our investments at market value or, if no market value is ascertainable, at fair value as determined in good faith by or under the direction of our Board of Directors. We will record decreases in the market values or fair values of our investments as unrealized depreciation. Since our inception, we have, at times, incurred a cumulative net unrealized depreciation of our portfolio. Any unrealized depreciation in our investment portfolio could result in realized losses in the future and ultimately in reductions of our income available for distribution to stockholders in future periods.

The recent volatility of oil and natural gas prices could impair certain of our portfolio companies’ operations and ability to satisfy obligations to their respective lenders and investors, including us, which could negatively impact our financial condition.

Many of our portfolio companies’ businesses are heavily dependent upon the prices of, and demand for, oil and natural gas, which have recently declined significantly and such volatility could continue or increase in the future. A substantial or extended decline in oil and natural gas demand or prices may adversely affect the business, financial condition, cash flow, liquidity or results of operations of these portfolio companies and might impair their ability to meet capital expenditure obligations and financial commitments. A prolonged or continued decline in oil prices could therefore have a material adverse effect on our business, financial condition and results of operations.

Risks Related to Our External Financing

In addition to regulatory limitations on our ability to raise capital, our Credit Facility contains various covenants which, if not complied with, could accelerate our repayment obligations under the facility, thereby materially and adversely affecting our liquidity, financial condition, results of operations and ability to pay distributions.

We will have a continuing need for capital to finance our investments. As of March 31, 2016, we, through our wholly-owned subsidiary, Business Investment, had $95.0 million in borrowings, at cost, outstanding under our Credit Facility, which provides for maximum borrowings of $185.0 million, with a revolving period end date of June 26, 2017 (the “Revolving Period End Date”). Our Credit Facility permits us to fund additional loans and investments as long as we are within the conditions and covenants set forth in the credit agreement. Among other things, our Credit Facility contains covenants that require Business Investment to maintain its status as a separate legal entity, prohibit certain significant corporate transactions (such as mergers, consolidations, liquidations or dissolutions) and restrict material changes to our credit and collection policies without lenders’ consent. The Credit Facility generally also limits distributions to be no greater than the sum of certain amounts, including, but not limited to, our net investment income, plus net capital gains, plus amounts elected by the Company to be considered as having been paid during the prior fiscal year in accordance with Section 855(a) of the Code. Business Investment is also subject to certain limitations on the type of loan investments it can make, including restrictions on geographic concentrations, sector concentrations, loan size, payment frequency and status, average life and lien property. Our Credit Facility also requires Business Investment to comply with other financial and operational covenants, which obligate us to, among other things, maintain certain financial ratios, including asset and interest coverage and a minimum number of obligors required in the borrowing base of the credit agreement. Additionally, we are subject to a performance guaranty that requires us to maintain (i) a minimum net worth of $170 million plus 50% of all equity and subordinated debt raised minus any equity or subordinated debt redeemed or retired after June 26, 2014, which equates to $224.9 million as of March 31, 2016, (ii) asset coverage with respect to senior securities representing indebtedness of at least 200%, in accordance with Section 18 of the 1940 Act, and (iii) our status as a BDC under the 1940 Act and as a RIC under the Code. As of March 31, 2016, we were in compliance with the covenants under our Credit Facility; however, our continued compliance depends on many factors, some of which are beyond our control.

Given the continued uncertainty in the capital markets, the cumulative net unrealized depreciation in our portfolio may increase in future periods and threaten our ability to comply with the minimum net worth covenant and other covenants under our Credit Facility. Our failure to satisfy these covenants could result in foreclosure by our lenders, which would accelerate our repayment obligations under the facility and thereby have a material adverse effect on our business, liquidity, financial condition, results of operations and ability to pay distributions to our stockholders.

Any inability to renew, extend or replace our Credit Facility on terms favorable to us, or at all, could adversely impact our liquidity and ability to fund new investments or maintain distributions to our stockholders.

If our Credit Facility is not renewed or extended by the Revolving Period End Date, all principal and interest will be due and payable on or before June 26, 2019. Subject to certain terms and conditions, our Credit Facility may be expanded to a total of $250 million through the addition of other lenders to the facility. However, if additional lenders are unwilling to join the facility on its terms, we will be unable to expand the facility and thus will continue to have limited availability to finance new investments under our Credit Facility. There can be no guarantee that we will be able to renew, extend or replace our Credit Facility upon its Revolving Period End Date on terms that are favorable to us, if at all. Our ability to expand our Credit Facility, and to obtain replacement financing at or before the time of its Revolving Period End Date, will be constrained by then-current economic conditions affecting the credit markets. In the event that we are not able to expand our Credit Facility, or to renew, extend or refinance our Credit Facility by the Revolving Period End Date, this could have a material adverse effect on our liquidity and ability to fund new investments, our ability to make distributions to our stockholders and our ability to qualify as a RIC under the Code.

If we are unable to secure replacement financing, we may be forced to sell certain assets on disadvantageous terms, which may result in realized losses, and such realized losses could materially exceed the amount of any unrealized depreciation on these assets as of our most recent balance sheet date, which would have a material adverse effect on our results of operations. Such circumstances would also increase the likelihood that we would be required to redeem some or all of our outstanding mandatorily redeemable preferred stock, which could potentially require us to sell more assets. In addition to selling assets, or as an alternative, we may issue common equity in order to repay amounts outstanding under our Credit Facility. Based on the recent trading prices of our common stock, such an equity offering may have a substantial dilutive impact on our existing stockholders’ interest in our earnings, assets and voting interest in us. If we are able to renew, extend or refinance our Credit Facility prior to maturity, renewal, extension or refinancing, it could potentially result in significantly higher interest rates and related charges and may impose significant restrictions on the use of borrowed funds to fund investments or maintain distributions to common and preferred stockholders.

Because we expect to distribute substantially all of our Investment Company Taxable Income, at least 90%, on an annual basis, our business plan is dependent upon external financing, which is constrained by the limitations of the 1940 Act.

We completed recent equity offerings of our Series C and Series B Term Preferred Stock in May 2015 and November 2014, respectively; our Series A Term Preferred Stock in March 2012; and our common stock offerings in March 2015 and in October 2012, and there can be no assurance that we will be able to raise capital through issuing equity in the near future. Our business requires a substantial amount of cash to operate and grow. We may acquire such additional capital from the following sources:

•	Senior Securities. We may issue senior securities representing indebtedness (including borrowings under our Credit Facility) and senior securities that are stock (including our Series A Term Preferred Stock, Series B Term Preferred Stock, and C Term Preferred Stock), up to the maximum amount permitted by the 1940 Act. The 1940 Act currently permits us, as a BDC, to issue senior securities representing indebtedness and senior securities which are stock, in amounts such that our asset coverage, as defined in Section 18(h) of the 1940 Act, is at least 200% on each such senior security immediately after each issuance of each such senior security. As a result of incurring indebtedness (in whatever form), we will be exposed to the risks associated with leverage. Although borrowing money for investments increases the potential for gain, it also increases the risk of a loss. A decrease in the value of our investments will have a greater impact on the value of our common stock to the extent that we have borrowed money to make investments. There is a possibility that the costs of borrowing could exceed the income we receive on the investments we make with such borrowed funds. In addition, our ability to pay distributions, issue senior securities or repurchase shares of our common stock would be restricted if the asset coverage on each of our senior securities is not at least 200%. If the aggregate fair value of our assets declines, we might be unable to satisfy that 200% requirement. To satisfy the 200% asset coverage requirement in the event that we are seeking to pay a distribution, we might either have to (i) liquidate a portion of our loan portfolio to repay a portion of our indebtedness or (ii) issue common stock. This may occur at a time when a sale of a portfolio asset may be disadvantageous, or when we have limited access to capital markets on agreeable terms. In addition, any amounts that we use to service our indebtedness or for offering costs will not be available for distributions to stockholders. Furthermore, if we have to issue common stock below NAV per common share, any non-participating stockholders will be subject to dilution, as described below. Pursuant to Section 61(a)(2) of the 1940 Act, we are permitted, under specified conditions, to issue multiple classes of senior securities representing indebtedness. However, pursuant to Section 18(c) of the 1940 Act, we are permitted to issue only one class of senior securities that are stock.

•	Common and Convertible Preferred Stock. Because we are constrained in our ability to issue debt or senior securities for the reasons given above, we are dependent on the issuance of equity as a financing source. If we raise additional funds by issuing more common stock, the percentage ownership of our common stockholders at the time of the issuance would decrease and our existing common stockholders may experience dilution. In addition, under the 1940 Act, we will generally not be able to issue additional shares of our common stock at a price below NAV per common share to purchasers, other than to our existing common stockholders through a rights offering, without first obtaining the approval of our stockholders and our independent directors. If we were to sell shares of our common stock below our then current NAV per common share, as we did in March 2015 and October 2012, such sales would result in an immediate dilution to the NAV per common share. This dilution would occur as a result of the sale of common shares at a price below the then current NAV per share of our common stock and a proportionately greater decrease in a common stockholder’s interest in our earnings and assets and voting percentage than the increase in our assets resulting from such issuance. For example, if we issue and sell an additional 10% of our common stock at a 5% discount from NAV, a common stockholder who does not participate in that offering for its proportionate interest will suffer NAV dilution of up to 0.5% or $5 per $1,000 of NAV. This imposes constraints on our ability to raise capital when our common stock is trading below NAV per common share, as it generally has for the last several years. As noted above, the 1940 Act prohibits the issuance of multiple classes of senior securities that are stock. As a result, we would be prohibited from issuing convertible preferred stock to the extent that such a security was deemed to be a separate class of stock from our outstanding mandatorily redeemable preferred stock.

We financed certain of our investments with borrowed money and capital from the issuance of senior securities, which will magnify the potential for gain or loss on amounts invested and may increase the risk of investing in us.

The following table illustrates the effect of leverage on returns from an investment in our common stock assuming various annual returns on our portfolio, net of expenses. The calculations in the table below are hypothetical and actual returns may be higher or lower than those appearing in the table below.

	Assumed Return on Our Portfolio (Net of Expenses)
	(10)%	(5)%	0%	5%	10%

Corresponding return to common stockholder (A)	(22.5)%	(13.4)%	(4.3)%	4.7%	13.8%

(A)

The hypothetical return to common stockholders is calculated by multiplying our total assets as of March 31, 2016, by the assumed rates of return and subtracting all interest on our debt and dividends on our mandatorily redeemable preferred stock expected to be paid or declared during the twelve months following March 31, 2016; and then dividing the resulting difference by our total net assets attributable to common stock as of March 31, 2016. Based on $506.3 million in total assets, $95.0 million in borrowings outstanding on our Credit Facility, $5.1 million in a secured borrowing, $40.0 million in aggregate liquidation preference of Series A Term Preferred Stock, $41.4 million in aggregate liquidation preference of Series B Term Preferred Stock, $40.3 million in aggregate liquidation preference of Series C Term Preferred Stock and $279.0 million in net assets as of March 31, 2016.

Based on an aggregate outstanding indebtedness of $100.1 million at principal as of March 31, 2016, the effective annual interest rate of 3.9% as of that date, and aggregate liquidation preference of our mandatorily redeemable preferred stock of $121.7 million, our investment portfolio at fair value would have to produce an annual return of at least 2.5% to cover annual interest payments on the outstanding debt and dividends on our mandatorily redeemable preferred stock.

A change in interest rates may adversely affect our profitability and our hedging strategy may expose us to additional risks.

We anticipate using a combination of equity and long-term and short-term borrowings to finance our investment activities. As a result, a portion of our income will depend upon the spread between the rate at which we borrow funds and the rate at which we loan these funds. An increase or decrease in interest rates could reduce the spread between the rate at which we invest and the rate at which we borrow, and thus, adversely affect our profitability, if we have not appropriately hedged against such event. Alternatively, our interest rate hedging activities may limit our ability to participate in the benefits of lower interest rates with respect to the hedged portfolio.

Ultimately, we expect approximately 90.0% of the loans in our portfolio to be at variable rates determined on the basis of the LIBOR and approximately 10.0% to be at fixed rates. As of March 31, 2016, based on the total principal balance of debt investments outstanding, our portfolio consisted of 85.9% of loans at variable rates with floors and 14.1% at fixed rates.

As of March 31, 2016, we had one interest rate cap agreement for a notional amount of $45.0 million, which expired in April 2016. While hedging activities may insulate us against adverse fluctuations in interest rates, they may also limit our ability to participate in the benefits of lower interest rates with respect to the hedged portfolio. Adverse developments resulting from changes in interest rates or any future hedging transactions could have a material adverse effect on our business, financial condition and results of operations. Our ability to receive payments pursuant to an interest rate cap agreement is linked to the ability of the counter-party to that agreement to make the required payments. To the extent that the counter-party to the agreement is unable to pay pursuant to the terms of the agreement, we may lose the hedging protection of the interest rate cap agreement.

Also, the fair value of certain of our debt investments is based in part on the current market yields or interest rates of similar securities. A change in interest rates could have a significant impact on our determination of the fair value of these debt investments. In addition, a change in interest rates could also have an impact on the fair value of any interest rate cap agreements then in effect that could result in the recording of unrealized appreciation or depreciation in future periods. Therefore, adverse developments resulting from changes in interest rates could have a material adverse effect on our business, financial condition and results of operations. For additional information on interest rate fluctuations, see Management’s Discussion and Analysis of Financial Condition and Results of Operations — Quantitative and Qualitative Disclosures About Market Risk for additional information on interest rate cap agreements .

Risks Related to Our Regulation and Structure

We will be subject to corporate-level tax if we are unable to satisfy Code requirements for RIC qualification.

To maintain our qualification as a RIC, we must meet income source, annual distribution and asset diversification requirements. The annual distribution requirement is satisfied if we distribute at least 90% of our Investment Company Taxable Income to our stockholders on an annual basis. Because we use leverage, we are subject to certain asset coverage ratio requirements under the 1940 Act and could, under certain circumstances, be restricted from making distributions necessary to qualify as a RIC. Warrants we receive with respect to debt investments will create original issue discount (“OID”), which we must recognize as ordinary income over the term of the debt investment. Similarly, PIK interest which is accrued generally over the term of the debt investment but not paid in cash, is recognized as ordinary income. Both OID and PIK interest will increase the amounts we are required to distribute to maintain our RIC status. Because such OIDs and PIK interest will not produce distributable cash for us at the same time as we are required to make distributions, we will need to use cash from other sources to satisfy such distribution requirements. Additionally, we must meet asset diversification and income source requirements at the end of each calendar quarter. If we fail to meet these tests, we may need to quickly dispose of certain investments to prevent the loss of RIC status. Since most of our investments will be illiquid, such dispositions, if even possible, may not be made at prices advantageous to us and, in fact, may result in substantial losses. If we fail to qualify as a RIC as of a calendar quarter or annually for any reason and become fully subject to corporate income tax, the resulting corporate taxes could substantially reduce our net assets, the amount of income available for distribution, and the actual amount distributed. Such a failure would have a material adverse effect on us and our common stock. For additional information regarding asset coverage ratio and RIC requirements, see “Business — Material U.S. Federal Income Tax Considerations — RIC Status .”

From time to time, some of our debt investments may include success fees that would generate payments to us if the business is ultimately sold. Because the satisfaction of these success fees, and the ultimate payment of these fees, is uncertain and highly contingent, we generally only recognize them as income when the payment is received. Success fee amounts are characterized as ordinary income for tax purposes and, as a result, we are required to distribute such amounts to our stockholders in order to maintain our RIC status.

If we do not invest a sufficient portion of our assets in “qualifying assets,” we could fail to qualify as a BDC under the 1940 Act or be precluded from investing according to our current business strategy.

As a BDC, we may not acquire any assets other than “qualifying assets” unless, at the time of and after giving effect to such acquisition, at least 70% of our total assets are qualifying assets, as defined in Section 55(a) of the 1940 Act.

We believe that most of the investments that we may acquire in the future will constitute qualifying assets. However, we may be precluded from investing in what we believe to be attractive investments if such investments are not qualifying assets for purposes of the 1940 Act. If we do not invest a sufficient portion of our assets in qualifying assets, we could violate the 1940 Act provisions applicable to BDCs. As a result of such violation, specific rules under the 1940 Act could prevent us, for example, from making follow-on investments in existing portfolio companies (which could result in the dilution of our position) or could require us to dispose of investments at inappropriate times in order to come into compliance with the 1940 Act. If we need to dispose of such investments quickly, it could be difficult to dispose of such investments on favorable terms. We may not be able to find a buyer for such investments and, even if we do find a buyer, we may have to sell the investments at a substantial loss. Any such outcomes would have a material adverse effect on our business, financial condition, results of operations and cash flows.

If we do not maintain our status as a BDC, we would be subject to regulation as a registered closed-end investment company under the 1940 Act. As a registered closed-end investment company, we would be subject to substantially more regulatory restrictions under the 1940 Act, which would significantly decrease our operating flexibility. For additional information regarding qualifying assets, see “Business — Regulation as a Business Development Company — Qualifying Assets.”

Changes in laws or regulations governing our operations, or changes in the interpretation thereof, and any failure by us to comply with laws or regulations governing our operations may adversely affect our business.

We, and our portfolio companies, are subject to regulation by laws at the local, state and federal levels. These laws and regulations, as well as their interpretation, may be changed from time to time. Accordingly, any change in these laws or regulations, or their interpretation, or any failure by us or our portfolio companies to comply with these laws or regulations may adversely affect our business. For additional information regarding the regulations to which we are subject, see “Business — Material U.S. Federal Income Tax Considerations — RIC Status” and “Business — Regulation as a Business Development Company. ”

Provisions of the Delaware General Corporation Law and of our certificate of incorporation and bylaws could restrict a change in control and have an adverse impact on the price of our common stock.

We are subject to provisions of the Delaware General Corporation Law that, in general, prohibit any business combination with a beneficial owner of 15% or more of our common stock for three years unless the holder’s acquisition of our stock was either approved in advance by our Board of Directors or ratified by our Board of Directors and stockholders owning two-thirds of our outstanding stock not owned by the acquiring holder. Although we believe these provisions collectively provide for an opportunity to receive higher bids by requiring potential acquirers to negotiate with our Board of Directors, they would apply even if the offer may be considered beneficial by some stockholders.

We have also adopted other measures that may make it difficult for a third party to obtain control of us, including provisions of our certificate of incorporation classifying our Board of Directors in three classes serving staggered three-year terms, and provisions of our certificate of incorporation authorizing our Board of Directors to induce the issuance of additional shares of our stock. These provisions, as well as other provisions of our certificate of incorporation and bylaws, may delay, defer, or prevent a transaction or a change in control that might otherwise be in the best interests of our stockholders.

We may not be permitted to declare a dividend or make any distribution to stockholders or repurchase shares until such time as we satisfy the asset coverage tests under the provisions of the 1940 Act that apply to BDCs. As a BDC, we have the ability to issue senior securities only in amounts such that our asset coverage, as defined in the 1940 Act, equals at least 200% after each issuance of senior securities. If the value of our assets declines, we may be unable to satisfy this test. If that happens, we may be required to sell a portion of our investments and, depending on the nature of our leverage, repay a portion of our debt at a time when such sales and/or repayments may be disadvantageous.

Regulations governing our operation as a BDC and RIC will affect our ability to raise, and the way in which we raise, additional capital or borrow for investment purposes, which may have a negative effect on our growth. As a result of the annual distribution requirement to qualify as a RIC, we may need to periodically access the capital markets to raise cash to fund new investments. We may issue senior securities representing indebtedness, including borrowing money from banks or other financial institutions, or senior securities that are stock, such as our Series A Term Preferred Stock, our Series B Term Preferred Stock, and our Series C Term Preferred Stock, only in amounts such that our asset coverage, as defined in the 1940 Act, equals at least 200% after each such incurrence or issuance. Further, we may not be permitted to declare a dividend or make any distribution to our outstanding stockholders or repurchase shares until such time as we satisfy this test. Our ability to issue different types of securities is also limited. Compliance with these requirements may unfavorably limit our investment opportunities and reduce our ability in comparison to other companies to profit from favorable spreads between the rates at which we can borrow and the rates at which we can lend. As a BDC, therefore, we intend to continuously issue equity at a rate more frequent than our privately owned competitors, which may lead to greater stockholder dilution. We have incurred leverage to generate capital to make additional investments. If the value of our assets declines, we may be unable to satisfy the asset coverage test under the 1940 Act, which could prohibit us from paying distributions and could prevent us from qualifying as a RIC. If we cannot satisfy the asset coverage test, we may be required to sell a portion of our investments and, depending on the nature of our debt financing, repay a portion of our indebtedness at a time when such sales and repayments may be disadvantageous.

Risks Related to Our External Management

We are dependent upon our key management personnel and the key management personnel of the Adviser, particularly David Gladstone, Terry Lee Brubaker and David Dullum, and on the continued operations of the Adviser, for our future success.

We have no employees. Our chief executive officer, chief operating officer, chief financial officer and treasurer, chief valuation officer, and the employees of the Adviser, do not spend all of their time managing our activities and our investment portfolio. We are particularly dependent upon David Gladstone, Terry Lee Brubaker and David Dullum for their experience, skills, and networks. Our executive officers and the employees of the Adviser allocate some, and in some cases a material portion, of their time to businesses and activities that are not related to our business. We have no separate facilities and are completely reliant on the Adviser, which has significant discretion as to the implementation and execution of our business strategies and risk management practices. We are subject to the risk of discontinuation of the Adviser’s operations or termination of the Advisory Agreement and the risk that, upon such event, no suitable replacement will be found. We believe that our success depends to a significant extent upon the Adviser and that discontinuation of its operations or the loss of its key management personnel could have a material adverse effect on our ability to achieve our investment objectives.

Our success depends on the Adviser’s ability to attract and retain qualified personnel in a competitive environment.

The Adviser experiences competition in attracting and retaining qualified personnel, particularly investment professionals and senior executives, and we may be unable to maintain or grow our business if we cannot attract and retain such personnel. The Adviser’s ability to attract and retain personnel with the requisite credentials, experience and skills depends on several factors including, but not limited to, its ability to offer competitive wages, benefits and professional growth opportunities. The Adviser competes with investment funds (such as private equity funds and mezzanine funds) and traditional financial services companies for qualified personnel, many of which have greater resources than us. Searches for qualified personnel may divert management’s time from the operation of our business. Strain on the existing personnel resources of the Adviser, in the event that it is unable to attract experienced investment professionals and senior executives, could have a material adverse effect on our business.

We are dependent upon the contacts and relationships of the Adviser to provide us with potential investment opportunities.

We depend upon the Adviser to maintain its relationships with private equity sponsors, placement agents, investment banks, management groups and other financial institutions, and we expect to rely to a significant extent upon these relationships to provide us with potential investment opportunities. If the Adviser or members of our investment team fail to maintain such relationships, or to develop new relationships with other sources of investment opportunities, we will not be able to grow our investment portfolio. In addition, individuals with whom the Adviser has relationships are not obligated to provide us with investment opportunities, and we can offer no assurance that these relationships will generate investment opportunities for us in the future. Failure of the Adviser to maintain such relationships or enter into new relationships that would generate additional investment opportunities, could have a material adverse effect on our business.

The Adviser can resign on 60 days’ notice, and we may not be able to find a suitable replacement within that time, resulting in a disruption in our operations that could adversely affect our financial condition, business and results of operations.

The Adviser has the right to resign under the Advisory Agreement at any time upon not less than 60 days’ written notice, whether we have found a replacement or not. If the Adviser resigns, we may not be able to find a new investment adviser or hire internal management with similar expertise and ability to provide the same or equivalent services on acceptable terms within 60 days, or at all. If we are unable to do so quickly, our operations are likely to experience a disruption, our financial condition, business and results of operations as well as our ability to pay distributions are likely to be adversely affected and the market price of our common stock may decline. In addition, the coordination of our internal management and investment activities is likely to suffer if we are unable to identify and reach an agreement with a single institution or group of executives having the expertise possessed by the Adviser and its affiliates. Even if we are able to retain comparable management, whether internal or external, the integration of such management and their lack of familiarity with our investment objective may result in additional costs and time delays that may adversely affect our business, financial condition, results of operations and cash flows.

Our incentive fee may induce the Adviser to make certain investments, including speculative investments.

The management compensation structure that has been implemented under the Advisory Agreement may cause the Adviser to invest in high-risk investments or take other investment risks. In addition to its management fee, the Adviser is entitled under the Advisory Agreement to receive incentive compensation based in part upon our achievement of specified levels of income. In evaluating investments and other management strategies, the opportunity to earn incentive compensation based on net investment income may lead the Adviser to place undue emphasis on the maximization of net investment income at the expense of other criteria, such as preservation of capital, maintaining sufficient liquidity, or management of credit risk or market risk, in order to achieve higher incentive compensation. Investments with higher yield potential are generally riskier or more speculative. This could result in increased risk to the value of our investment portfolio.

We may be obligated to pay the Adviser incentive compensation even if we incur a loss.

The Advisory Agreement entitles the Adviser to incentive compensation for each fiscal quarter in an amount equal to a percentage of the excess of our net investment income for that quarter (before deducting incentive fee, net operating losses and certain other items) above a threshold return of 1.75% for that quarter. When calculating our incentive fee, our pre-incentive fee net investment income excludes realized losses and unrealized depreciation that we may incur in the fiscal quarter, even if such losses or depreciation result in a net decrease in net assets on our statement of operations for that quarter. Thus, we may be required to pay the Adviser incentive compensation for a fiscal quarter even if there is a decline in the value of our portfolio or we incur a net realized or unrealized loss for that quarter. For additional information on incentive compensation under the Advisory Agreement with the Adviser, see “Business — Investment Advisory and Management Agreement.”

We may be required to pay the Adviser incentive compensation on income accrued, but not yet received in cash.

That part of the incentive fee payable by us that relates to our net investment income is computed and paid on income that may include interest that has been accrued but not yet received in cash, such as debt instruments with PIK interest. If a portfolio company defaults on a loan, it is possible that such accrued interest previously used in the calculation of the incentive fee will become uncollectible. Consequently, we may make incentive fee payments on income accruals that we may not collect in the future and with respect to which we do not have a clawback right against the Adviser. During the years ended March 31, 2016, 2015 and 2014, PIK income and any other non-cash income represented less than 1% of total income for the year.

The Adviser’s failure to identify and invest in securities that meet our investment criteria or perform its responsibilities under the Advisory Agreement would likely adversely affect our ability for future growth.

Our ability to achieve our investment objectives will depend on our ability to grow, which in turn will depend on the Adviser’s ability to identify and invest in securities that meet our investment criteria. Accomplishing this result on a cost-effective basis will be largely a function of the Adviser’s structuring of the investment process, its ability to provide competent and efficient services to us, and our access to financing on acceptable terms. The senior management team of the Adviser has substantial responsibilities under the Advisory Agreement. In order to grow, the Adviser will need to hire, train, supervise, and manage new employees successfully. Any failure to manage our future growth effectively would likely have a material adverse effect on our business, financial condition, and results of operations and cash flows.

There are significant potential conflicts of interest, including with the Adviser, which could impact our investment returns.

Our executive officers and directors, and the officers and directors of the Adviser, serve or may serve as officers, directors, or principals of entities that operate in the same or a related line of business as we do or of investment funds managed by our affiliates. Accordingly, they may have obligations to investors in those entities, the fulfillment of which might not be in the best interests of us or our stockholders. For example, Mr. Gladstone, our chairman and chief executive officer, is the chairman of the board and chief executive officer of the Adviser and Administrator, and the Affiliated Public Funds. In addition, Mr. Brubaker, our vice chairman and chief operating officer, is the vice chairman and chief operating officer of the Adviser and Administrator, and the Affiliated Public Funds. Mr. Dullum, our president, is an executive managing director of the Adviser. Moreover, the Adviser may establish or sponsor other investment vehicles which from time to time may have potentially overlapping investment objectives with ours and accordingly may invest in, whether principally or secondarily, asset classes we target. While the Adviser generally has broad authority to make investments on behalf of the investment vehicles that it advises, the Adviser has adopted investment allocation procedures to address these potential conflicts and intends to direct investment opportunities to the Company or the Affiliated Public Fund with the investment strategy that most closely fits the investment opportunity. Nevertheless, the management of the Adviser may face conflicts in the allocation of investment opportunities to other entities managed by the Adviser. As a result, it is possible that we may not be given the opportunity to participate in certain investments made by other funds managed by the Adviser. Our Board of Directors approved a revision of our investment objectives and strategies that became effective on January 1, 2013, which may enhance the potential for conflicts in the allocation of investment opportunities to us and other entities managed by the Adviser.

In certain circumstances, we may make investments in a portfolio company in which one of our affiliates has or will have an investment, subject to satisfaction of any regulatory restrictions and, where required, the prior approval of our Board of Directors. As of March 31, 2016, our Board of Directors has approved the following types of transactions:

•	Our affiliate, Gladstone Commercial, may, under certain circumstances, lease property to portfolio companies that we do not control. We may pursue such transactions only if (i) the portfolio company is not controlled by us or any of our affiliates, (ii) the portfolio company satisfies the tenant underwriting criteria of Gladstone Commercial, and (iii) the transaction is approved by a majority of our independent directors and a majority of the independent directors of Gladstone Commercial. We expect that any such negotiations between Gladstone Commercial and our portfolio companies would result in lease terms consistent with the terms that the portfolio companies would be likely to receive were they not portfolio companies of ours.

•	We may invest simultaneously with our affiliate Gladstone Capital in senior loans in the broadly syndicated market whereby neither we nor any affiliate has the ability to dictate the terms of the loans.

•	Pursuant to the Co-Investment Order, under certain circumstances, we may co-invest with Gladstone Capital and any future BDC or closed-end management investment company that is advised by the Adviser (or sub-advised by the Adviser if it controls the fund) or any combination of the foregoing subject to the conditions included therein.

Certain of our officers, who are also officers of the Adviser, may from time to time serve as directors of certain of our portfolio companies. If an officer serves in such capacity with one of our portfolio companies, such officer will owe fiduciary duties to stockholders of the portfolio company, which duties may from time to time conflict with the interests of our stockholders.

In the course of our investing activities, we will pay management and incentive fees to the Adviser and will reimburse the Administrator for certain expenses it incurs. As a result, investors in our common stock will invest on a “gross” basis and receive distributions on a “net” basis after expenses, resulting in, among other things, a lower rate of return than one might achieve through our investors themselves making direct investments. As a result of this arrangement, there may be times when the management team of the Adviser has interests that differ from those of our stockholders, giving rise to a conflict. In addition, as a BDC, we make available significant managerial assistance to our portfolio companies and provide other services to such portfolio companies. While neither we nor the Adviser currently receive fees in connection with managerial assistance, the Adviser and Gladstone Securities have, at various times, provided other services to certain of our portfolio companies and received fees for services other than managerial assistance as discussed in “ Business — Ongoing Management of Investment Portfolio Company Relationships — Managerial Assistance and Services.”

Our business model is dependent upon developing and sustaining strong referral relationships with investment bankers, business brokers and other intermediaries and any change in our referral relationships may impact our business plan.

We are dependent upon informal relationships with investment bankers, business brokers and traditional lending institutions to provide us with deal flow. If we fail to maintain our relationship with such funds or institutions, or if we fail to establish strong referral relationships with other funds, we will not be able to grow our portfolio of investments and fully execute our business plan.

The Adviser is not obligated to provide credits of the base management fee or incentive fees, which could negatively impact our earnings and our ability to maintain our current level of distributions to our stockholders.

The Advisory Agreement provides for a base management fee, based on our gross assets, and an incentive fee, that is based on our income and capital gains. Our Board of Directors has accepted in the past and may accept in the future voluntary, unconditional and irrevocable credits to reduce the annual 2.0% base management fee or the incentive fee, on a quarterly or annual basis. Any fees credited may not be recouped by the Adviser in the future. However, the Adviser is not required to issue these or other credits of fees under the Advisory Agreement. If the Adviser does not issue these credits in the future, it could negatively impact our earnings and may compromise our ability to maintain our current level of distributions to our stockholders, which could have a material adverse impact on our common stock price.

Our base management fee may induce the Adviser to incur leverage.

The fact that our base management fee is payable based upon our gross assets, which would include any investments made with proceeds of borrowings, may encourage the Adviser to use leverage to make additional investments. Under certain circumstances, the use of increased leverage may increase the likelihood of default, which would disfavor holders of our securities. Given the subjective nature of the investment decisions made by the Adviser on our behalf, we will not be able to monitor this potential conflict of interest.

Risks Related to an Investment in Our Securities

We may experience fluctuations in our quarterly and annual operating results.

We may experience fluctuations in our quarterly and annual operating results due to a number of factors, including, among others, variations in our investment income, the interest rates payable on the debt securities we acquire, the default rates on such securities, the level of our expenses, variations in and the timing of the recognition of realized and unrealized gains or losses, placing and removing investments on non-accrual status, the degree to which we encounter competition in our markets, the ability to sell investments at attractive terms, the ability to fund and close suitable investments, the level of our expenses, the degree to which we encounter competition in our markets, and general economic conditions, including the impacts of inflation. The majority of our portfolio companies are in industries that are directly impacted by inflation, such as manufacturing and consumer goods and services. Our portfolio companies may not be able to pass on to customers increases in their costs of production which could greatly affect their operating results, impacting their ability to repay our loans. In addition, any projected future decreases in our portfolio companies’ operating results due to inflation could adversely impact the fair value of those investments. Any decreases in the fair value of our investments could result in future realized and unrealized losses and therefore reduce our net assets resulting from operations. As a result of these factors, results for any period should not be relied upon as being indicative of performance in future periods.

There is a risk that you may not receive distributions or that distributions may not grow over time.

Our current intention is to distribute at least 90% of our Investment Company Taxable Income to our common stockholders on a quarterly basis by paying monthly common distributions. We expect to retain some or all net realized long-term capital gains by first offsetting them with realized capital losses, and, secondly, through a “deemed distribution” to supplement our equity capital and support the growth of our portfolio, although our Board of Directors may determine in certain cases to distribute these gains to our common stockholders in cash. In addition, our Credit Facility restricts the amount of distributions we are permitted to make annually. We cannot assure you that we will achieve investment results or maintain a tax status that will allow or require any specified level of cash distributions.

Investing in our securities may involve an above average degree of risk.

The debt that we invest in is typically not initially rated by any rating agency, but we believe that if such investments were rated, they would be below investment grade (rated lower than “Baa3” by Moody’s Investors Service, lower than “BBB-” by Fitch Ratings or lower than “BBB-” by Standard & Poor’s Ratings Services), which under the guidelines established by these entities is an indication of having predominantly speculative characteristics with respect to the issuer’s capacity to pay interest and repay principal. Bonds that are rated below investment grade are sometimes referred to as “high yield bonds” or “junk bonds.” The investments we make in accordance with our investment objective may result in a higher amount of risk than alternative investment options and a higher risk of volatility or loss of principal. Our investments in portfolio companies may be highly speculative, and therefore, an investment in our common stock may not be suitable for someone with lower risk tolerance.

Distributions to our common stockholders have included and may in the future include a return of capital.

Our Board of Directors declares monthly common distributions each quarter based on the respective quarter’s estimates of Investment Company Taxable Income for each fiscal year, which may differ, and in the past have differed, from actual results. Because our common distributions are based on estimates of Investment Company Taxable Income that may differ from actual results, future common distributions payable to our common stockholders may also include a return of capital. Moreover, to the extent that we distribute amounts that exceed our accumulated earnings and profits, these distributions constitute a return of capital. A return of capital represents a return of a common stockholder’s original investment in common shares of our stock and should not be confused with a distribution from earnings and profits. Although return of capital distributions may not be taxable, such distributions may increase an investor’s tax liability for capital gains upon the sale of our common stock by reducing the investor’s tax basis for such common stock. Such returns of capital reduce our asset base and also adversely impact our ability to raise debt capital as a result of the leverage restrictions under the 1940 Act, which could have a material adverse impact on our ability to make new investments.

The market price of our shares may fluctuate significantly.

The trading price of our common stock and our preferred stock may fluctuate substantially. Due to the volatility and disruptions that have affected the capital and credit markets over the past few years, our stock has experienced greater than usual price volatility.

The market price and marketability of our shares may from time to time be significantly affected by numerous factors, including many over which we have no control and that may not be directly related to us. These factors include, but are not limited to, the following:

•	general economic trends and other external factors, such as inflation, oil and gas prices, GDP growth;

•	price and volume fluctuations in the stock market from time to time, which are often unrelated to the operating performance of particular companies;

•	significant volatility in the market price and trading volume of shares of RICs, BDCs or other companies in our sector, which is not necessarily related to the operating performance of these companies;

•	changes in stock index definitions or policies, which may impact an investor’s desire to hold shares of BDCs;

•	changes in regulatory policies or tax guidelines, particularly with respect to RICs or BDCs;

•	loss of BDC status;

•	loss of RIC status;

•	changes in our earnings or variations in our operating results;

•	changes and perceived projected changes in prevailing interest rates;

•	changes in the value of our portfolio of investments;

•	any shortfall in our revenue or net income or any increase in losses from levels expected by securities analysts;

•	departure of key personnel;

•	operating performance of companies comparable to us;

•	short-selling pressure with respect to our shares or BDCs generally;

•	the announcement of proposed, or completed, offerings of our securities, including a rights offering; and

•	loss of a major funding source.

Fluctuations in the trading prices of our shares may adversely affect the liquidity of the trading market for our shares and, if we seek to raise capital through future equity financings, our ability to raise such equity capital.

Common shares of closed-end investment companies frequently trade at a discount from NAV.

Shares of closed-end investment companies frequently trade at a discount from NAV per common share. Since our inception, our common stock has at times traded above NAV, and at times below NAV. During the past year, our common stock has at times traded significantly below NAV. Subsequent to March 31, 2016, and through May 16, 2016, our common stock has traded at discounts of up to 27.9% of our NAV per share, which was $9.22 as of March 31, 2016. This characteristic of shares of closed-end investment companies is separate and distinct from the risk that our NAV per share will decline. As with any stock, the price of our common shares will fluctuate with market conditions and other factors. If common shares are sold, the price received may be more or less than the original investment. Whether investors will realize gains or losses upon the sale of our shares will not depend directly upon our NAV, but will depend upon the market price of the shares at the time of sale. Since the market price of our common shares will be affected by such factors as the relative demand for and supply of the shares in the market, general market and economic conditions and other factors beyond our control, we cannot predict whether the common shares will trade at, below or above our NAV. Under the 1940 Act, we are generally not able to issue additional shares of our common stock at a price below NAV per share to purchasers other than our existing common stockholders through a rights offering without first obtaining the approval of our stockholders and our independent directors. Additionally, at times when our common stock is trading below its NAV per share, our dividend yield may exceed the weighted average returns that we would expect to realize on new investments that would be made with the proceeds from the sale of such stock, making it unlikely that we would determine to issue additional common shares in such circumstances. Thus, for as long as our common stock may trade below NAV we will be subject to significant constraints on our ability to raise capital through the issuance of common stock. Additionally, an extended period of time in which we are unable to raise capital may restrict our ability to grow and adversely impact our ability to increase or maintain our distributions.

Common stockholders may incur dilution if we sell shares of our common stock in one or more offerings at prices below the then current NAV per share.

At our most recent annual meeting of stockholders on August 6, 2015, our stockholders approved a proposal designed to allow us to sell shares of our common stock below the then current NAV per share in one or more offerings for a period of one year from the date of such approval, subject to certain conditions (including, but not limited to, that the number of common shares issued and sold pursuant to such authority does not exceed 25% of our then outstanding common stock immediately prior to each such sale).

Subject to a previous approval from our stockholders, we exercised this right with Board of Director approval in March 2015, when we completed a public offering of 3.3 million shares of our common stock at a public offering price of $7.40 per share, which was below our then current NAV of $8.55 per share. Gross proceeds totaled $24.4 million and net proceeds, after deducting underwriting discounts and offering costs borne by us, were $23.0 million. In April 2015, the underwriters exercised their option to purchase an additional 495,000 shares at the public offering price of $7.40 per share to cover over-allotments, which resulted in gross proceeds of $3.7 million and net proceeds, after deducting underwriting discounts and offering costs borne by us, of $3.4 million. The net dilutive effect of the issuance of common stock, net of expenses, below NAV was $0.25 per share of common stock.

Additionally and subject to a previous approval from our stockholders, we also exercised this right with our Board of Director’s approval in October 2012, when we completed a public offering of 4.4 million shares of our common stock at a public offering price of $7.50 per share, which was below our then current NAV of $8.65 per share. Gross proceeds totaled $33.0 million and net proceeds, after deducting underwriting discounts and offering costs borne by us, were $31.0 million. The net dilutive effect of the issuance of common stock, net of expenses, below NAV was $0.31 per share of common stock.

At the upcoming annual stockholders meeting scheduled for August 4, 2016, we expect that our stockholders will again be asked to vote in favor of renewing this proposal for another year. During the past year, our common stock has traded consistently, and at times significantly, below NAV. Any decision to sell shares of our common stock below the then current NAV per share of our common stock would be subject to the determination by our Board of Directors that such issuance is in our and our stockholders’ best interests.

If we were to sell shares of our common stock below NAV per share, such sales would result in an immediate dilution to the NAV per share. This dilution would occur as a result of the sale of shares at a price below the then current NAV per share of our common stock and a proportionately greater decrease in a common stockholder’s interest in our earnings and assets and voting interest in us than the increase in our assets resulting from such issuance. The greater the difference between the sale price and the NAV per share at the time of the offering, the more significant the dilutive impact would be. Because the number of shares of common stock that could be so issued and the timing of any issuance is not currently known, the actual dilutive effect, if any, cannot be currently predicted. However, if, for example, we sold an additional 10% of our common stock at a 5% discount from NAV, an existing common stockholder who did not participate in that offering for its proportionate interest would suffer NAV dilution of up to 0.5% or $5 per $1,000 of NAV.

If we fail to pay dividends on our mandatorily redeemable preferred stock for two years, the holders of our preferred stock will be entitled to elect a majority of our directors.

The terms of our three series of mandatorily redeemable preferred stock provide for annual dividends of $1.78125, $1.68750, and $1.62500 per outstanding share of our Series A Term Preferred Stock, Series B Term Preferred Stock and Series C Term Preferred Stock, respectively. In accordance with the terms of each of our three series of mandatorily redeemable term preferred stock, if dividends thereon are unpaid in an amount equal to at least two years of dividends, the holders of such series of stock will be entitled to elect a majority of our Board of Directors.

Other Risks

Market volatility and the condition of the debt and equity capital markets could negatively impact our financial condition and stock price.

Beginning in the third quarter of 2007, global credit and other financial markets began to suffer substantial stress, volatility, illiquidity and disruption. These forces reached extraordinary levels in late 2008, resulting in the bankruptcy of, the acquisition of, or government intervention in the affairs of several major domestic and international financial institutions. In particular, the financial services sector was negatively impacted by significant write-offs as the value of the assets held by financial firms declined, impairing their capital positions and abilities to lend and invest. We believe that such value declines were exacerbated by widespread forced liquidations as leveraged holders of financial assets, faced with declining prices, were compelled to sell to meet margin requirements and maintain compliance with applicable capital standards. Such forced liquidations also impaired or eliminated many investors and investment vehicles, leading to a decline in the supply of capital for investment and depressed pricing levels for many assets. These events significantly diminished overall confidence in the debt and equity markets, engendered unprecedented declines in the values of certain assets, and caused extreme economic uncertainty.

Since March 2009, the global credit and other financial market conditions have improved as stability has increased throughout the international financial system and, specifically, in the U.S. economy in which we operate, and many public market indices have experienced positive total returns. However, the macroeconomic environment and recovery from the downturn has been challenging and inconsistent. Instability in the credit markets, the impact of periodic uncertainty regarding the U.S. federal budget, tapering of bond purchases by the U.S. Federal Reserve and debt ceiling, the instability in the geopolitical environment in many parts of the world, sovereign debt conditions in Europe and other disruptions may continue to put pressure on economic conditions in the U.S. and abroad, all of which can have an adverse effect on our business. We may in the future have difficulty accessing debt and equity capital on attractive terms, or at all, and a severe disruption and instability in the global financial markets or deteriorations in credit and financing conditions may cause us to reduce the volume of loans we originate and/or fund, adversely affect the value of our portfolio investments or otherwise have a material adverse effect on our business, financial condition, results of operations and cash flows.

Economic recessions or downturns could impair our portfolio companies and harm our operating results.

Many of our portfolio companies may be susceptible to economic downturns or recessions and may be unable to repay our loans during these periods. Therefore, during these periods our non-performing assets may increase and the value of these assets may decrease. Adverse economic conditions may also decrease the value of collateral securing some of our loans and the value of our equity investments. Economic slowdowns or recessions could lead to financial losses in our portfolio and a decrease in investment income, net investment income and assets. Unfavorable economic conditions also could increase our funding costs, limit our access to the capital markets or result in a decision by lenders not to extend credit to us. These events could prevent us from increasing investments and harm our operating results. We experienced to some extent such effects as a result of the economic downturn that occurred from 2008 through 2009 and may experience such effects again in any future downturn or recession.

We could face losses and potential liability if intrusion, viruses or similar disruptions to our technology jeopardize our confidential information, whether through breach of our network security or otherwise.

Maintaining our network security is of critical importance because our systems store highly confidential financial models and portfolio company information. Although we have implemented, and will continue to implement and upgrade, security measures, our technology platform is and will continue to be vulnerable to intrusion, computer viruses or similar disruptive problems caused by transmission from unauthorized users. The misappropriation of proprietary information could expose us to a risk of loss or litigation.

Terrorist attacks, acts of war, or national disasters may affect any market for our stock, impact the businesses in which we invest, and harm our business, operating results, and financial conditions.

Terrorist acts, acts of war, or national disasters have created, and continue to create, economic and political uncertainties and have contributed to global economic instability. Future terrorist activities, military or security operations, or national disasters could further weaken the domestic/global economies and create additional uncertainties, which may negatively impact the businesses in which we invest directly or indirectly and, in turn, could have a material adverse impact on our business, operating results, and financial condition. Losses from terrorist attacks and national disasters are generally uninsurable.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

All statements contained or incorporated by reference in this prospectus or any accompanying prospectus supplement, other than historical facts, may constitute “forward-looking statements.” These statements may relate to, among other things, future events or our future performance or financial condition of us and our portfolio companies. In some cases, you can identify forward-looking statements by terminology such as “may,” “might,” “believe,” “will,” “provide,” “anticipate,” “future,” “could,” “growth,” “plan,” “intend,” “expect,” “should,” “would,” “if,” “seek,” “possible,” “potential,” “likely” or the negative of such terms or comparable terminology. These forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause our actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievements expressed or implied by such forward-looking statements. Such factors include, among others: (1) further adverse changes in the economy and the capital markets; (2) risks associated with negotiation and consummation of pending and future transactions; (3) the loss of one or more of our executive officers, in particular David Gladstone, Terry Lee Brubaker or David Dullum; (4) changes in our business strategy; (5) availability, terms and deployment of capital; (6) changes in our industry, interest rates, or exchange rates; (7) the degree and nature of our competition; and (8) those factors described in the “Risk Factors” section of this prospectus and any accompanying prospectus supplement. We caution readers not to place undue reliance on any such forward-looking statement, which speak only as of the date made. Except as required by law, we undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, after the date of this prospectus. The forward-looking statements contained or incorporated by reference in this prospectus or any accompanying prospectus supplement are excluded from the safe harbor protection provided by the Private Securities Litigation Reform Act of 1995 and Section 27A of the Securities Act.

USE OF PROCEEDS

Unless otherwise specified in any prospectus supplement accompanying this prospectus, we intend to use the net proceeds from the sale of the Securities first to pay down existing short-term debt, then to make investments in small and mid-sized businesses in accordance with our investment objectives, with any remaining proceeds to be used for other general corporate purposes. Indebtedness outstanding under our Credit Facility as of March 31, 2016 was $95.0 million and currently accrues interest at the rate of approximately 3.7% with the revolving period ending on June 26, 2017. We anticipate that substantially all of the net proceeds of any offering of Securities will be utilized in the manner described above within three months of the completion of such offering. Pending such utilization, we intend to invest the net proceeds of any offering of Securities primarily in cash, cash equivalents, U.S. government securities, and other high-quality debt investments that mature in one year or less from the date of investment, consistent with the requirements for continued qualification as a RIC for federal income tax purposes. These temporary investments may have lower yields than our other investments and, accordingly, may result in lower distributions, if any, during such period. Our ability to achieve our investment objective may be limited to the extent that the net proceeds from an offering, pending full investment, are held in lower yielding interest-bearing deposits or other short-term instruments.

PRICE RANGE OF COMMON STOCK AND DISTRIBUTIONS

We currently intend to distribute in the form of cash distribution, a minimum of 90% of our ordinary income plus the excess of net short-term capital gains over net long-term capital losses, if any, to our stockholders in the form of monthly distributions. We generally intend to retain long-term capital gains and treat them as deemed distributions for tax purposes. The tax characteristics of distributions are reported annually to each stockholder on IRS Form 1099-DIV. There is no assurance that we will achieve investment results or maintain a tax status that will permit any specified level of cash distributions or year-to-year increases in cash distributions. At the option of a holder of record of common stock, all cash distributions with respect to shares of our common stock can be reinvested automatically under the dividend reinvestment plan in additional whole and fractional shares. A stockholder whose shares of our common stock are held in the name of a broker or other nominee should contact the broker or nominee regarding participation in the dividend reinvestment plan on the stockholder’s behalf. See “Risk Factors—Risks Related to Our Regulation and Structure—We will be subject to corporate-level tax if we are unable to satisfy Code requirements for RIC qualification;” “Dividend Reinvestment Plan;” and “Material U.S. Federal Income Tax Considerations.”

Our common stock is traded on the NASDAQ under the symbol “GAIN.” The following table reflects, by quarter, the high and low sales prices per share of our common stock on the NASDAQ, the intra-day sales prices as a percentage of NAV and quarterly distributions declared per share for each fiscal quarter during the last two fiscal years and the current fiscal year through June 7, 2016.

	Net Asset Value Per	Sales Price		Dividend	Discount of High Sales Price to Net Asset	Discount of Low Sales Price to Net
	Share (1)	High	Low	Declared	Value (2)	Asset Value (2)
Fiscal Year ending March 31, 2015
First Quarter	$8.57	$8.39	$7.23	$0.1800	2%	16%
Second Quarter	$8.49	$7.77	$7.08	$0.1800	9%	17%
Third Quarter	$8.55	$7.50	$6.72	$0.2300	12%	21%
Fourth Quarter	$9.18	$8.04	$6.98	$0.1800	12%	24%
Fiscal Year ending March 31, 2016
First Quarter	$9.24	$8.10	$7.35	$0.1875	12%	20%
Second Quarter	$9.05	$8.25	$6.66	$0.1875	9%	26%
Third Quarter	$8.66	$8.00	$6.96	$0.1875	8%	20%
Fourth Quarter	$9.22	$7.96	$6.40	$0.1875	14%	31%
Fiscal Year ending March 31, 2017
First Quarter (through June 7, 2016)	$ *	$7.12	$6.65	$0.1875	* %	* %

(1)	NAV per share is determined as of the last day in the relevant quarter and therefore may not reflect the NAV per common share on the date of the high and low sales prices. The NAVs shown are based on outstanding common shares at the end of each period.
(2)	The discounts set forth in these columns represent the high or low, as applicable, intra-day sale prices per share for the relevant quarter minus the NAV per share as of the end of such quarter, and therefore may not reflect the discount to NAV per share on the date of the high and low intra-day sales prices.
*	Not yet available, as the NAV per share as of the end of this quarter has not yet been finalized.

Common shares of closed-end investment companies frequently trade at a discount to their NAV. The possibility that our common shares may trade at such discount to our NAV is separate and distinct from the risk that our NAV per share may decline. We cannot predict whether our common shares will trade above, at or below NAV, although during the past three years, our common stock has consistently traded, and at times significantly, below NAV. If our shares publicly trade for a substantial period of time at a substantial discount to our then current NAV per share, our Board of Directors may consider authorizing periodic repurchases of our shares or other actions designed to eliminate the discount.

As of June 3, 2016, there were 22 record owners of our common stock.

The following are our outstanding classes of Securities as of June 3, 2016.

(1) Title of Class	(2) Amount Authorized	(3) Amount Held by us or for Our Account	(4) Amount Outstanding Exclusive of Amounts Shown Under(3)
Common Stock	100,000,000	—	30,270,958
7.125% Series A Cumulative Term Preferred Stock	1,610,000	—	1,600,000
6.750% Series B Cumulative Term Preferred Stock	2,000,000	—	1,656,000
6.500% Series C Cumulative Term Preferred Stock	1,700,000	—	1,610,000

RATIO OF EARNINGS TO COMBINED FIXED CHARGES AND PREFERRED DIVIDENDS

For the years ended March 31, 2016, 2015, 2014, 2013 and 2012 the ratio of earnings to fixed charges and preferred dividends of the Company, computed as set forth below, was as follows:

	Year Ended March 31,
	2016		2015		2014		2013		2012
Ratio of earnings to combined fixed charges and preferred dividends	2.5	x	3.3	x	4.2	x	4.5	x	10.6	x

For purposes of computing the ratio, “earnings” consists of net investment income before fixed charges and preferred dividends. Fixed charges and preferred dividends include interest expense on borrowings, dividend expense on our Series A Term Preferred Stock, Series B Term Preferred Stock and Series C Term Preferred Stock, amortization of deferred financing costs, and the portion of operating lease expense that represents interest. The portion of operating lease expense that represents interest is calculated by dividing the amount of rent expense, allocated to us by our Administrator as part of the administration fee payable under the Administration Agreement, by three. You should read these ratios of earnings to fixed charges and preferred dividends in connection with our consolidated financial statements, including the notes to those statements, included in this prospectus.

SELECTED CONSOLIDATED FINANCIAL AND OTHER DATA

The following consolidated selected financial data as of and for the fiscal years ended March 31, 2016, 2015, 2014, 2013, and 2012, are derived from our audited accompanying Consolidated Financial Statements. The other data included in the second table below is unaudited. The data should be read in conjunction with our audited accompanying Consolidated Financial Statements and notes thereto and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” included elsewhere in this prospectus.

(DOLLAR AMOUNTS IN THOUSANDS, EXCEPT PER SHARE DATA)

	Year Ended March 31,
	2016	2015	2014	2013	2012
Statement of Operations Data:
Total investment income	$50,955	$41,643	$36,264	$30,538	$21,242
Total expenses, net of credits from Adviser	30,239	21,746	16,957	14,050	7,499

Net investment income	20,716	19,897	19,307	16,488	13,743

Net realized and unrealized gain (loss)	4,138	30,317	(20,636)	791	8,223

Net increase (decrease) in net assets resulting from operations	$24,854	$50,214	$(1,329)	$17,279	$21,966

Per Common Share Data:
Net increase (decrease) in net assets resulting from operations per common share—basic and diluted(A)	$0.82	$1.88	$(0.05)	$0.71	$0.99
Net investment income before net gain (loss) on investments per common share—basic and diluted(A)	0.68	0.75	0.73	0.68	0.62
Cash distributions declared per common share(B)	0.75	0.77	0.71	0.60	0.61

Statement of Assets and Liabilities Data:
Total assets	$506,260	$483,521	$330,694	$379,803	$325,297
Net assets	279,022	273,429	220,837	240,963	207,216
Net asset value per common share	9.22	9.18	8.34	9.10	9.38
Common shares outstanding	30,270,958	29,775,958	26,475,958	26,475,958	22,080,133
Weighted common shares outstanding—basic and diluted	30,268,253	26,665,821	26,475,958	24,189,148	22,080,133

Senior Securities Data:
Total borrowings, at cost(C)	$100,096	$123,896	$66,250	$94,016	$76,005
Mandatorily redeemable preferred stock	121,650	81,400	40,000	40,000	40,000

(A)	Per share data is based on the weighted average common stock outstanding for both basic and diluted.
(B)	The tax character of distributions is determined on an annual basis. For further information on the estimated character of our distributions to common stockholders, please refer to Note 9—Distributions to Common Stockholders elsewhere in this prospectus.
(C)	Includes borrowings under our Credit Facility, other secured borrowings, and short-term loans, as applicable.

	Year Ended March 31,
	2016	2015	2014	2013	2012
Other Unaudited Data:
Number of portfolio companies	36	34	29	21	17
Average size of portfolio company investment at cost	$14,392	$14,861	$13,225	$15,544	$15,670
Principal amount of new investments	69,380	108,197	132,291	87,607	91,298
Proceeds from loan repayments and investments sold	44,582	11,260	83,415	28,424	27,185
Weighted average yield on investments(A)	12.62%	12.60%	12.61%	12.51%	12.32%
Total return(B)	4.82	11.96	24.26	4.73	5.58

(A)	Weighted average yield on investments equals interest income earned on investments divided by the weighted average interest-bearing principal balance throughout the fiscal year.
(B)	Total return equals the change in the ending market value of our common stock from the beginning of the fiscal year, taking into account common dividends reinvested in accordance with the terms of the dividend reinvestment plan. Total return does not take into account common distributions that may be characterized as a return of capital. For further information on the estimated character of our distributions to common stockholders, please refer to Note 9—Distributions to Common Stockholders elsewhere in this prospectus.

SELECTED QUARTERLY FINANCIAL DATA

The following tables set forth certain quarterly financial information for each of the eight quarters in the two years ended March 31, 2016. The information was derived from our unaudited consolidated financial statements. Results for any quarter are not necessarily indicative of results for the past fiscal year or for any future quarter.

(DOLLAR AMOUNTS IN THOUSANDS, EXCEPT PER SHARE DATA)

	Quarter Ended
Year ended March 31, 2016	June 30, 2015	September 30, 2015	December 31, 2015	March 31, 2016
Total investment income	$12,706	$13,740	$12,068	$12,441
Net investment income	5,163	6,023	4,631	4,899
Net increase (decrease) in net assets resulting from operations	8,559	(110)	(6,213)	22,618
Net increase (decrease) in net assets resulting from operations per weighted average common share – basic & diluted	$0.29	$—	$(0.21)	$0.74

	Quarter Ended
Year ended March 31, 2015	June 30, 2014	September 30, 2014	December 31, 2014	March 31, 2015
Total investment income	$9,837	$9,071	$11,562	$11,173
Net investment income	4,859	4,204	5,839	4,995
Net increase in net assets resulting from operations	10,770	2,697	7,589	29,158
Net increase in net assets resulting from operations per weighted average common share – basic & diluted	$0.41	$0.10	$0.29	$1.08

MANAGEMENT’S DISCUSSION AND ANALYSIS OF

FINANCIAL CONDITION AND RESULTS OF OPERATIONS

(dollar amounts included in tables in thousands, except per share data and as otherwise indicated)

The following analysis of our financial condition and results of operations should be read in conjunction with our consolidated financial statements and the notes thereto contained elsewhere herein. Historical financial condition and results of operations and percentage relationships among any amounts in the financial statements are not necessarily indicative of financial condition, results of operations or percentage relationships for any future periods. The information in this section contains forward-looking statements that involve risks and uncertainties. Please see “Risk Factors” and “Special Note Regarding Forward-Looking Statements” for a discussion of the uncertainties, risks and assumptions associated with these statements.

OVERVIEW

General

We were incorporated under the General Corporation Laws of the State of Delaware on February 18, 2005. On June 22, 2005, we completed our initial public offering and commenced operations. We operate as an externally managed, closed-end, non-diversified management investment company and have elected to be treated as a BDC under the 1940 Act. For federal income tax purposes, we have elected to be treated as a RIC under Subchapter M of the Code. In order to continue to qualify as a RIC for federal income tax purposes and obtain favorable RIC tax treatment, we must meet certain requirements, including certain minimum distribution requirements.

We were established for the purpose of investing in debt and equity securities of established private businesses operating in the U.S. Our investment objectives are to: (1) achieve and grow current income by investing in debt securities of established businesses that we believe will provide stable earnings and cash flow to pay expenses, make principal and interest payments on our outstanding indebtedness and make distributions to stockholders that grow over time; and (2) provide our stockholders with long-term capital appreciation in the value of our assets by investing in equity securities of established businesses that we believe can grow over time to permit us to sell our equity investments for capital gains. To achieve our objectives, our investment strategy is to invest in several categories of debt and equity securities, with each investment generally ranging from $5 million to $30 million, although investment size may vary, depending upon our total assets or available capital at the time of investment. We seek to avoid investments in high-risk, early stage enterprises. We expect that our investment portfolio over time will consist of approximately 75% in debt securities and 25% in equity securities, at cost. As of March 31, 2016, our investment portfolio was made up of 71.3% in debt securities and 28.7% in equity securities, at cost.

We focus on investing in small and medium-sized private businesses in the U.S. that meet certain criteria, including, but not limited to, the following: the sustainability of the business’ free cash flow and its ability to grow it over time, adequate assets for loan collateral, experienced management teams with a significant ownership interest in the borrower, reasonable capitalization of the borrower, including an ample equity contribution or cushion based on prevailing enterprise valuation multiples, and the potential to realize appreciation and gain liquidity in our equity position, if any. We anticipate that liquidity in our equity position will be achieved through a merger or acquisition of the borrower, a public offering of the borrower’s stock or by exercising our right to require the borrower to repurchase our warrants, though there can be no assurance that we will always have these rights. We lend to borrowers that need funds for growth capital or to finance acquisitions or recapitalize or refinance their existing debt facilities. We seek to avoid investing in high-risk, early-stage enterprises.

We invest by ourselves or jointly with other funds and/or management of the portfolio company, depending on the opportunity and have opportunistically made several co-investments with our affiliate Gladstone Capital pursuant to the Co-Investment Order. We believe the Co-Investment Order has enhanced and will continue to enhance our ability to further our investment objectives and strategies. If we are participating in an investment with one or more co-investors, whether or not an affiliate of ours, our investment is likely to be smaller than if we were investing alone.

Business

Portfolio Activity

While economic conditions remain challenging, we are seeing many new investment opportunities consistent with our investment strategy of providing a combination of debt and equity in support of management and sponsor-led buyouts of small and medium-sized companies in the U.S. For the fiscal year ended March 31, 2016, we invested a total of $56.1 million in three new portfolio companies, exited two existing portfolio companies with a combined fair value of $5.2 million, partially exited one existing portfolio company with a fair value of $26.8 million, and obtained a $13.0 million investment in one additional portfolio company as part of a restructuring, resulting in a net expansion of our overall portfolio to 36 portfolio companies and an increase year over year of 2.5% in our portfolio at cost. These new investments increased our aggregate investments made since October 2010 to $489.3 million in 29 new debt and equity investments. For the fiscal year ended March 31, 2016, our new investments consisted of approximately 76.9% first and second lien secured debt and 23.1% equity investments, based on the originating principal or cost balances, respectively.

Generally, the majority of our debt securities in our portfolio have a success fee component, which enhances the yield on our debt investments. Unlike PIK income, we generally do not recognize success fees as income until they are received in cash. Due to their contingent nature, there are no guaranties that we will be able to collect any or all of these success fees or know the timing of such collections. As a result, as of March 31, 2016, we had unrecognized success fees of $27.8 million, or $0.92 per common share. Consistent with GAAP, we generally have not recognized our success fee receivable and related income in our accompanying Consolidated Financial Statements.

As of March 31, 2016, the improved investing environment has presented us with an opportunity to realize gains and other income from six management-supported buyout liquidity events since June 2010, and in the aggregate, these six liquidity events have generated $71.8 million in net realized gains and $16.2 million in other income, or combined total value added on exit of $88.0 million. We believe each of these transactions was an equity-oriented investment success and exemplifies our investment strategy of striving to achieve returns through current income on the debt portion of our investments and capital gains from the equity portion. The six liquidity events that resulted in realized gains since June 2010 have significantly offset our cumulative realized losses since inception that were primarily incurred during the recession and in connection with the sale of performing loans at a realized loss to pay off a former lender. These successful exits, in part, enabled us to increase the monthly distribution by 56.3% since March 2011 and allowed us to declare and pay a $0.03 per common share one-time special distribution in fiscal year 2012, a $0.05 per common share one-time special distribution in November 2013, and a $0.05 per common share one-time special distribution in December 2014.

Capital Raising Efforts

Despite the challenges that have existed in the economy for the past several years, we have been able to meet our capital needs through extensions of and increases to our Credit Facility and by accessing the capital markets in the form of public offerings of common and preferred stock. We have successfully extended our Credit Facility’s revolving period multiple times, most recently to June 2017, and increased the commitment from $60.0 million to $185.0 million (with a potential total commitment of $250.0 million through additional commitments of new or existing lenders). Additionally, we issued 1.7 million shares of our Series B Term Preferred Stock for gross proceeds of $41.4 million in November 2014, approximately 3.8 million shares of common stock for gross proceeds of $28.1 million in March 2015, inclusive of the April 2015 overallotment, and 1.6 million shares of our Series C Term Preferred Stock for gross proceeds of $40.3 million in May 2015. Refer to “Liquidity and Capital Resources — Equity — Common Stock ” and “ Liquidity and Capital Resources — Equity — Term Preferred Stock ” for further discussion of our common stock and mandatorily redeemable preferred stock and “ Liquidity and Capital Resources — Revolving Credit Facility ” for further discussion of our Credit Facility.

Although we were able to access the capital markets historically, we believe market conditions continue to affect the trading price of our common stock and thus our ability to finance new investments through the issuance of common equity. On May 16, 2016, the closing market price of our common stock was $6.77, which represented a 26.6% discount to our March 31, 2016 NAV per share of $9.22. When our common stock trades below NAV, our ability to issue common equity is constrained by provisions of the 1940 Act, which generally prohibits the issuance and sale of our common stock at an issuance price below the then current NAV per share without stockholder approval, other than through sales to our then-existing stockholders pursuant to a rights offering.

At our 2015 Annual Meeting of Stockholders held on August 6, 2015, our stockholders approved a proposal authorizing us to issue and sell shares of our common stock at a price below our then current NAV per share, subject to certain limitations, including that the number of common shares issued and sold pursuant to such authority does not exceed 25.0% of our then outstanding common stock immediately prior to each such sale, provided that our Board of Directors makes certain determinations prior to any such sale. This August 2015 stockholder authorization is in effect for one year from the date of stockholder approval. We sought and obtained stockholder approval concerning a similar proposal at the Annual Meeting of Stockholders held in August 2014, 2013, and 2012 and we intend to seek a similar approval at our 2016 annual meeting of stockholders in August 2016. With our Board of Directors’ subsequent approval, we issued shares of our common stock in March and April 2015 and October and November 2012 at a price per share below the then current NAV per share. The resulting proceeds, in part, have allowed us to grow the portfolio by making new investments, generate additional income through these new investments, provide us additional equity capital to help ensure continued compliance with regulatory tests and increase our debt capital while still complying with our applicable debt-to-equity ratios. Refer to “Liquidity and Capital Resources — Equity — Common Stock” for further discussion of our common stock.

Regulatory Compliance

Our ability to seek external debt financing, to the extent that it is available under current market conditions, is further subject to the asset coverage limitations of the 1940 Act, which require us to have an asset coverage ratio (as defined in Section 18(h) of the 1940 Act), of at least 200% on our senior securities representing indebtedness and our senior securities that are stock. As of March 31, 2016, our asset coverage ratio on our senior securities representing indebtedness was 483.8% and our asset coverage ratio on our senior securities that are stock was 221.4%.

Investment Highlights

For the fiscal year ended March 31, 2016, we invested $69.4 million in new debt and equity investments and extended $6.5 million of investments to existing portfolio companies through revolver draws, additions to term notes, or equity investments. From our initial public offering in June 2005 through March 31, 2016, we have made investments in 43 companies, excluding investments in syndicated loans, for a total of approximately $830 million before giving effect to principal repayments on investments and divestitures.

Investment Activity

During the fiscal year ended March 31, 2016, the following significant transactions occurred:

•	In May 2015, we invested $16.3 million in Brunswick Bowling Products, Inc. (“Brunswick”) through a combination of secured first lien debt and equity. Brunswick, headquartered in Muskegon, Michigan, is a leader in the recreation industry and provides industry expertise, products, installation and maintenance for the development and renovation of new and existing centers as well as mixed-use facilities across the entertainment industry.

•	In June 2015, we sold our investment in Roanoke Industries Corp. (“Roanoke”). As a result of the sale, we received net cash proceeds of $0.3 million, resulting in a realized gain of $0.2 million. In addition, we received full repayment of our debt investment of $1.7 million.

•	In July 2015, we invested $20.9 million in GI Plastek, Inc. (“GI Plastek”) through a combination of secured first lien debt and equity. GI Plastek, headquartered in Wolfeboro, New Hampshire, is a value-added provider of advanced manufacturing solutions for various non-automotive end markets.

•	In August 2015, NDLI, Inc. (“NDLI”) was acquired by Diligent Delivery Systems (“Diligent”). As part of this acquisition, we restructured our investment in NDLI, which resulted in the termination of our debt investments in NDLI. We received cash proceeds of $1.9 million and a $13.0 million secured second lien secured debt investment in Diligent, which resulted in a realized loss of $2.8 million. Diligent, headquartered in Houston, Texas, has provided professional delivery services since 1994.

•	In September 2015, we sold our investment in Cavert II Holding Corp. (“Cavert”). As a result of the sale, we received cash proceeds of $3.4 million, resulting in dividend income of $1.5 million and repayment of our equity investment at its cost basis of $1.8 million.

•	In October 2015, we sold our investment in Funko, LLC (“Funko”), which resulted in dividend and other income of $0.3 million and a realized gain of $17.0 million. In connection with the sale, we received net cash proceeds of $15.3 million, full repayment of our debt investment of $9.5 million, receivables of $3.3 million, recorded within Other assets, net on the accompanying Consolidated Statement of Assets and Liabilities, and a continuing preferred and common equity investment in Funko with a combined cost basis and fair value of $0.3 million at the close of the transaction. Additionally, we recorded a tax liability of $9.9 million for the net unrealized built-in gain that was realized upon the sale, of which $8.5 million was subsequently paid. The remaining tax liability of $1.4 million is included within Other liabilities on the accompanying Consolidated Statement of Assets and Liabilities.

•	In December 2015, we invested $19.0 million in Nth Degree, Inc. (“Nth Degree”) through a combination of secured first lien debt and preferred equity. Nth Degree, headquartered outside of Atlanta, Georgia, is a multifaceted face-to-face event marketing and management services organization.

•	In December 2015, we restructured our investment in Galaxy Tool Holding Corporation (“Galaxy”). As a result of the restructure, we converted debt with a cost basis of $10.5 million into preferred equity with a new cost basis and fair value of $0, which resulted in a realized loss of $10.5 million.

•	In December 2015, we restructured our investment in Tread Corporation (“Tread”). As a result of the restructure, we converted debt with a cost basis of $9.26 million into preferred equity with a new cost basis and fair value of $0.4 million. As part of the transaction, we also exercised our existing common stock warrants for an exercise price of $0.2 million. As a result of the transaction, we recognized a realized loss of $8.6 million.

The following significant investment activity occurred subsequent to March 31, 2016. Also refer to Note 15 — Subsequent Events in our accompanying Consolidated Financial Statements included elsewhere in this Prospectus.

•	In April 2016, we sold our investment in Acme Cryogenics, Inc. (“Acme”), which had a cost basis and fair value of $23.7 million and $44.9 million, respectively, as of March 31, 2016. In connection with the sale, we received net cash proceeds of $44.6 million, including the repayment of our debt investment of $14.5 million at par.

•	In May 2016, we invested $25.5 million in The Mountain Corporation (“The Mountain”) through a combination of secured second lien debt and preferred equity. The Mountain, headquartered in Keene, New Hampshire, is a designer and manufacturer of premium quality, bold artwear apparel serving a diverse global customer base.

Recent Developments

Distributions and Dividends

In April 2016, our Board of Directors declared the following monthly distributions to common stockholders and dividends to holders of our Series A Term Preferred Stock, Series B Term Preferred Stock, and Series C Term Preferred Stock:

Record Date	Payment Date	Distribution per Common Share	Dividend per Series A Term Preferred Share	Dividend per Series B Term Preferred Share	Dividend per Series C Term Preferred Share
April 22, 2016	May 2, 2016	$0.0625	$0.1484375	$0.140625	$0.135417
May 19, 2016	May 31, 2016	0.0625	0.1484375	0.140625	0.135417
June 17, 2016	June 30, 2016	0.0625	0.1484375	0.140625	0.135417

Total for the Quarter:		$0.1875	$0.4453125	$0.421875	$0.406251

RESULTS OF OPERATIONS

Comparison of the Fiscal Year Ended March 31, 2016, to the Fiscal Year Ended March 31, 2015

	For the Fiscal Years Ended March 31,
	2016	2015	$ Change	% Change
INVESTMENT INCOME
Interest income	$46,397	$36,685	$9,712	26.5%
Other income	4,558	4,958	(400)	(8.1)

Total investment income	50,955	41,643	9,312	22.4

EXPENSES
Base management fee	9,925	7,569	2,356	31.1
Loan servicing fee	6,697	4,994	1,703	34.1
Incentive fee	5,179	4,975	204	4.1
Administration fee	1,190	932	258	27.7
Interest and dividend expense	12,117	7,460	4,657	62.4
Amortization of deferred financing costs	1,908	1,329	579	43.6
Other	3,046	2,329	717	30.8

Total expenses before credits from Adviser	40,062	29,588	10,474	35.4
Credits to fees from Adviser	(9,823)	(7,842)	(1,981)	25.3

Total expenses, net of credits to fees	30,239	21,746	8,493	39.1

NET INVESTMENT INCOME	20,716	19,897	819	4.1

REALIZED AND UNREALIZED GAIN (LOSS)
Net realized loss on investments	(4,599)	(73)	(4,526)	NM
Net unrealized appreciation of investments	8,737	29,940	(21,203)	(70.8)
Net unrealized depreciation of other	—	450	(450)	(100.0)

Net realized and unrealized gain on investments and other	4,138	30,317	(26,179)	(86.4)

NET INCREASE IN NET ASSETS RESULTING FROM OPERATIONS	$24,854	$50,214	$(25,360)	(50.5)

BASIC AND DILUTED PER COMMON SHARE:
Net investment income	$0.68	$0.75	$(0.07)	(9.3)%

Net increase in net assets resulting from operations	0.82	1.88	(1.06)	(56.4)

NM = Not Meaningful

Investment Income

Total investment income increased by 22.4% for the year ended March 31, 2016, as compared to the prior year. This increase was due to an increase in interest income, which resulted primarily from an increase in the size of our interest-bearing portfolio during the year ended March 31, 2016, partially offset by a decline in other income for the same period.

Interest income from our investments in debt securities increased 26.5% for the year ended March 31, 2016, as compared to the prior year. The level of interest income from investments is directly related to the principal balance of our interest-bearing investment portfolio outstanding during the period multiplied by the weighted average yield. The weighted average principal balance of our interest-bearing investment portfolio during the year ended March 31, 2016, was $367.6 million, compared to $292.2 million for the prior year. This increase was primarily due to $53.4 million in new debt investments originated after March 31, 2015.

Our loans to one portfolio company, Tread, were on non-accrual status as of March 31, 2016 and 2015, with an aggregate debt cost basis of $1.4 million and $11.7 million, respectively. The weighted average yield on our interest-bearing investments, excluding cash and cash equivalents and receipts recorded as other income, was 12.6% for both years ended March 31, 2016 and 2015. The weighted average yield may vary from period to period, based on the current stated interest rate on interest-bearing investments.

Other income for the year ended March 31, 2016 decreased 8.1% from the prior year. During the year ended March 31, 2016, other income primarily consisted of $2.9 million of dividend income and $1.6 million of success fee income. During the year ended March 31, 2015, other income primarily consisted of $3.5 million of dividend income and $1.4 million of success fee income.

The following table lists the investment income for our five largest portfolio company investments, at fair value, during the respective fiscal years:

	As of March 31, 2016		Year Ended March 31, 2016
Company	Fair Value	% of Portfolio	Investment Income	% of Total Investment Income
Acme Cryogenics, Inc. (A)	$44,894	9.2%	$1,695	3.3%
Counsel Press, Inc.	28,899	5.9	3,183	6.3
Cambridge Sound Management, Inc.	27,835	5.7	1,983	3.9
SOG Specialty Knives & Tools, LLC	26,147	5.4	2,665	5.2
Nth Degree, Inc. (B)	21,002	4.3	503	1.0

Subtotal—five largest investments	148,777	30.5	10,029	19.7
Other portfolio companies	338,879	69.5	40,926	80.3

Total investment portfolio	$487,656	100.0%	$50,955	100.0%

	As of March 31, 2015		Year Ended March 31, 2015
Company	Fair Value	% of Portfolio	Investment Income	% of Total Investment Income
Counsel Press, Inc. (B)	$31,995	6.9%	$9	0.0%
SOG Specialty Knives & Tools, LLC	31,851	6.8	2,657	6.4
Funko, LLC	25,008	5.4	991	2.4
Acme Cryogenics, Inc.	23,019	4.9	1,691	4.1
Old World Christmas, Inc. (B)	22,427	4.8	1,060	2.5

Subtotal—five largest investments	134,300	28.8	6,408	15.4
Other portfolio companies	331,753	71.2	35,235	84.6

Total investment portfolio	$466,053	100.0%	$41,643	100.0%

(A)	In April 2016, we exited our investment in Acme, yielding $44.6 million in net cash proceeds, including the repayment of our $14.5 million debt investment at par.
(B)	New investment during the applicable year.

Expenses

Total expenses, net of any voluntary, unconditional, and irrevocable credits from the Adviser, increased 39.1% for the year ended March 31, 2016, as compared to the prior year period, primarily due to an increase in interest and dividend expense and in the net base management fee.

The net base management fee increased for the fiscal year ended March 31, 2016, as compared to the prior year period, as a result of the increased size of our portfolio over the respective periods. The base management fee, loan servicing fee, incentive fee, and their related voluntary, unconditional, and irrevocable credits are computed quarterly, as described under “ Transactions with the Adviser ” in Note 4 — Related Party Transactions of the notes to our accompanying Consolidated Financial Statements and are summarized in the following table:

	Year Ended March 31,
	2016	2015
Average total assets subject to base management fee (A)	$496,250	$378,450
Multiplied by annual base management fee of 2.0%	2.0%	2.0%

Base management fee (B)	9,925	7,569
Credits to fees from Adviser—other (B)	(3,126)	(2,848)

Net base management fee	$6,799	$4,721

Loan servicing fee (B)	6,697	4,994
Credits to base management fee—loan servicing fee (B)	(6,697)	(4,994)

Net loan servicing fee	$—	$—

Incentive fee (B)	5,179	4,975
Credits to fees from Adviser—other (B)	—	—

Net incentive fee	$5,179	$4,975

(A)	Average total assets subject to the base management fee is defined as total assets, including investments made with proceeds of borrowings, less any uninvested cash or cash equivalents resulting from borrowings, valued at the end of the applicable quarters within the respective periods and adjusted appropriately for any share issuances or repurchases during the periods.
(B)	Reflected as a line item on our accompanying Consolidated Statement of Operations.

Interest and dividend expense increased 62.4% for the year ended March 31, 2016, as compared to the prior year , primarily due to increased average borrowings under our Credit Facility and our Series B Term Preferred Stock issued in November 2014 and our Series C Term Preferred Stock issued in May 2015. The weighted average balance outstanding on our Credit Facility during the fiscal year ended March 31, 2016, was $94.6 million, as compared to $79.2 million in the prior year. Dividends on mandatorily redeemable preferred stock increased as a result of the issuance of $41.4 million of our Series B Term Preferred Stock in November 2014 and the issuance of $40.3 million of our Series C Term Preferred Stock in May 2015.

Realized and Unrealized Gain (Loss)

Net Realized Loss on Investments

During the year ended March 31, 2016, we recorded a net realized loss of $4.6 million, primarily consisting of realized losses of $10.5 million, $2.8 million, and $8.6 million related to the restructuring of our investments in Galaxy, NDLI, and Tread, respectively, partially offset by a realized gain of $17.0 million related to the sale of our investments in Funko and $0.3 million of other gains. During the fiscal year ended March 31, 2015, we recorded a net realized loss of $0.1 million related to reversal of escrows from previous investment exits.

Net Unrealized Appreciation of Investments

During the year ended March 31, 2016, we recorded net unrealized appreciation of investments in the aggregate amount of $8.7 million.

The realized gains (losses) and unrealized appreciation (depreciation) across our investments for the fiscal year ended March 31, 2016, were as follows:

	Year Ended March 31, 2016
Portfolio Company	Realized Gain (Loss)	Unrealized Appreciation (Depreciation)	Reversal of Unrealized (Appreciation) Depreciation	Net Gain (Loss)
Acme Cryogenics, Inc.	$—	$21,875	$—	$21,875
Cambridge Sound Management, Inc.	—	5,636	—	5,636
D.P.M.S., Inc.	—	5,503	—	5,503
Frontier Packaging, Inc.	—	5,426	—	5,426
Behrens Manufacturing, LLC	—	5,147	—	5,147
Schylling, Inc.	—	4,103	—	4,103
Drew Foam Company, Inc.	—	3,697	—	3,697
Funko, LLC	17,039	1,861	(16,009)	2,891
Country Club Enterprises, LLC	—	2,450	—	2,450
Precision Southeast, Inc.	—	2,092	—	2,092
Nth Degree, Inc.	—	2,052	—	2,052
Diligent Delivery Systems	—	1,484	—	1,484
Logo Sportswear, Inc.	—	1,245	—	1,245

Tread Corporation	(8,628)	3,603	6,086	1,061
NDLI, Inc.	(2,795)	(50)	3,480	635
GI Plastek, Inc.	—	522	—	522
Auto Safety House, LLC	—	373	—	373
Brunswick Bowling Products, Inc.	—	324	—	324
Star Seed, Inc.	—	(300)	—	(300)
Quench Holdings Corp.	—	(1,072)	—	(1,072)
Jackrabbit, Inc.	—	(1,133)	—	(1,133)
Channel Technologies Group, LLC	—	(1,401)	—	(1,401)
Cavert II Holding Corp.	(1)	63	(1,483)	(1,421)
Counsel Press Inc.	—	(1,596)	—	(1,596)
B-Dry, LLC	—	(2,069)	—	(2,069)
Ginsey Home Solutions, Inc.	—	(2,362)	—	(2,362)
Mitchell Rubber Products, Inc.	—	(3,154)	700	(2,454)
Old World Christmas, Inc.	—	(2,498)	—	(2,498)
SBS Industries, LLC	—	(2,810)	—	(2,810)
Meridian Rack & Pinion, Inc.	—	(2,950)	—	(2,950)
Head Country Food Products, Inc.	—	(3,931)	—	(3,931)
Edge Adhesives Holdings, Inc.	—	(3,971)	9	(3,962)
Alloy Die Casting Co.	—	(4,274)	—	(4,274)
B+T Group Acquisition, Inc.	—	(4,541)	—	(4,541)
SOG Specialty Knives & Tools, LLC	—	(5,704)	—	(5,704)
Mathey Investments, Inc.	—	(7,576)	—	(7,576)
Galaxy Tool Holding Corporation	(10,545)	(2,762)	2,762	(10,545)
Other, net (<$250 Net)	331	—	(110)	221

Total	$(4,599)	$13,302	$(4,565)	$4,138

The primary driver of net unrealized appreciation of $8.7 million for the year ended March 31, 2016, was an increase in the equity valuation of Acme due to an increase in performance and comparable multiples used to estimate the fair value of our investment, as well as an increase in performance and, to a lesser extent, multiples used to estimate the fair value of certain of our other investments and, the reversal of $12.3 million of previously recorded unrealized depreciation on our investments in Galaxy, NDLI, and Tread upon their restructures. These increases were partially offset by the reversal of $17.5 million of previously recorded unrealized appreciation on our investments in Cavert and Funko upon their exits as well as a decline in the performance of certain portfolio companies.

During the year ended March 31, 2015, we recorded net unrealized appreciation of investments in the aggregate amount of $29.9 million.

Realized losses and unrealized appreciation (depreciation) across our investments for the year ended March 31, 2015, were as follows:

	Year Ended March 31, 2015
Portfolio Company	Realized Loss	Unrealized Appreciation (Depreciation)	Reversal of Unrealized (Appreciation) Depreciation	Net Gain (Loss)
Funko, LLC	$—	$13,090	$—	$13,090
SOG Specialty Knives & Tools, LLC	—	5,211	—	5,211
Drew Foam Company, Inc.	—	4,994	—	4,994
Jackrabbit, Inc.	—	4,575	—	4,575
NDLI, Inc.	—	4,397	—	4,397
Ginsey Home Solutions, Inc.	—	3,904	—	3,904
Mathey Investments, Inc.	—	2,735	—	2,735
Cambridge Sound Management, Inc.	—	2,698	—	2,698
Alloy Die Casting Co.	—	2,068	—	2,068
Tread Corporation	—	1,896	—	1,896
Frontier Packaging, Inc.	—	1,816	—	1,816
SBS Industries, LLC	—	1,746	—	1,746
Behrens Manufacturing, LLC	—	692	—	692
Old World Christmas, Inc.	—	477	—	477
Quench Holdings Corp.	—	375	—	375
B+T Group Acquisition, Inc.	—	344	—	344
Edge Adhesives Holdings, Inc.	—	(274)	—	(274)
Meridian Rack & Pinion, Inc.	—	(411)	—	(411)
D.P.M.S., Inc.	—	(605)	—	(605)
Country Club Enterprises, LLC	—	(806)	—	(806)
Channel Technologies Group, LLC	—	(807)	—	(807)
Galaxy Tool Holding Corporation	—	(2,992)	—	(2,992)
Acme Cryogenics, Inc.	—	(3,881)	—	(3,881)
B-Dry, LLC	—	(4,081)	—	(4,081)
Mitchell Rubber Products, Inc.	—	(7,178)	—	(7,178)
Other, net (<$250 Net)	(73)	(43)	—	(116)

Total	$(73)	$29,940	$—	$29,867

The primary driver of net unrealized appreciation of $29.9 million for the year ended March 31, 2015, was an increase in the equity valuations of Funko, SOG, Drew Foam Company, Inc. (“Drew Foam”), Jackrabbit, Inc. (“Jackrabbit”), and NDLI, due to an increase in the portfolio companies’ performance and an increase in certain comparable multiples used to estimate the fair value of our investments. This was partially offset by decreased performance in several of our portfolio companies.

Over our entire investment portfolio, we recorded $15.2 million of net unrealized appreciation on our debt positions and $6.5 million of net unrealized depreciation on our equity holdings for the year ended March 31, 2016. At March 31, 2016, the fair value of our investment portfolio was less than our cost basis by $30.5 million, as compared to $39.2 million at March 31, 2015, representing net unrealized appreciation of $8.7 million for the year ended March 31, 2016. We believe that our aggregate investment portfolio is valued at a depreciated value due to the lingering effects of the recent recession on the performance of certain of our portfolio companies. Our entire portfolio was fair valued at 94.1% of cost as of March 31, 2016.

Net Unrealized Depreciation on Other

For the year ended March 31, 2015, we recorded $0.5 million of net unrealized depreciation on our Credit Facility recorded at fair value. For the year ended March 31, 2016, no such amounts were incurred.

Comparison of the Fiscal Year Ended March 31, 2015, to the Fiscal Year Ended March 31, 2014

	For the Fiscal Years Ended March 31,
	2015	2014	$ Change	% Change
INVESTMENT INCOME
Interest income	$36,685	$30,460	$6,225	20.4%
Other income	4,958	5,804	(846)	(14.6)

Total investment income	41,643	36,264	5,379	14.8

EXPENSES
Base management fee	7,569	6,207	1,362	21.9
Loan servicing fee	4,994	4,326	668	15.4
Incentive fee	4,975	3,983	992	24.9
Administration fee	932	863	69	8.0
Interest and dividend expense	7,460	4,925	2,535	51.5
Amortization of deferred financing costs	1,329	1,024	305	29.8
Other	2,329	2,264	65	2.9

Total expenses before credits from Adviser	29,588	23,592	5,996	25.4
Credits to fees from Adviser	(7,842)	(6,635)	(1,207)	(18.2)

Total expenses, net of credits to fees	21,746	16,957	4,789	28.2

NET INVESTMENT INCOME	19,897	19,307	590	3.1

REALIZED AND UNREALIZED (LOSS) GAIN
Net realized (loss) gain on investments	(73)	8,241	(8,314)	NM
Net realized loss on other	—	(29)	29	100.0
Net unrealized appreciation (depreciation) of investments	29,940	(29,206)	59,146	NM
Net unrealized depreciation of other	450	358	92	25.7

Net realized and unrealized gain (loss) on investments and other	30,317	(20,636)	50,953	NM

NET INCREASE (DECREASE) IN NET ASSETS RESULTING FROM OPERATIONS	$50,214	$(1,329)	$51,543	NM

BASIC AND DILUTED PER COMMON SHARE:
Net investment income	$0.75	$0.73	$0.02	2.7%

Net increase (decrease) in net assets resulting from operations	1.88	(0.05)	1.93	NM

NM = Not Meaningful

Investment Income

Total investment income increased by 14.8% for the year ended March 31, 2015, as compared to the prior year. This increase was due to an increase in interest income, which resulted primarily from an increase in the size of our interest-bearing portfolio during the year ended March 31, 2015, partially offset by a decline in other income for the same period.

Interest income from our investments in debt securities increased 20.4% for the year ended March 31, 2015, as compared to the prior year. The level of interest income from investments is directly related to the principal balance of our interest-bearing investment portfolio outstanding during the period multiplied by the weighted average yield. The weighted average principal balance of our interest-bearing investment portfolio during the year ended March 31, 2015, was $292.2 million, compared to $241.5 million for the prior year. This increase was primarily due to $84.7 million in new debt investments originated after March 31, 2014.

Our loans to one portfolio company, Tread, were on non-accrual status with an aggregate debt cost basis of $11.7 million as of each March 31, 2015 and 2014. The weighted average yield on our interest-bearing investments, excluding cash and cash equivalents and receipts recorded as other income, was 12.6% for both years ended March 31, 2015 and 2014. The weighted average yield may vary from period to period, based on the current stated interest rate on interest-bearing investments.

Other income for the year ended March 31, 2015 decreased 14.6% from the prior year. During the year ended March 31, 2015, other income primarily consisted of $3.5 million of dividend income and $1.4 million of success fee income. During the year ended March 31, 2014, other income primarily consisted of $1.4 million of dividend income and $4.2 million of success fee income.

The following table lists the investment income for our five largest portfolio company investments, at fair value, during the respective fiscal years:

	As of March 31, 2015		Year Ended March 31, 2015
Company	Fair Value	% of Portfolio	Investment Income	% of Total Investment Income
Counsel Press, Inc. (A)	$31,995	6.9%	$9	0.0%
SOG Specialty Knives & Tools, LLC	31,851	6.8	2,657	6.4
Funko, LLC	25,008	5.4	991	2.4
Acme Cryogenics, Inc.	23,019	4.9	1,691	4.1
Old World Christmas, Inc. (A)	22,427	4.8	1,060	2.5

Subtotal — five largest investments	134,300	28.8	6,408	15.4
Other portfolio companies	331,753	71.2	35,235	84.6

Total investment portfolio	$466,053	100.0%	$41,643	100.0%

	As of March 31, 2014		Year Ended March 31, 2014
Company	Fair Value	% of Portfolio	Investment Income	% of Total Investment Income
SOG Specialty Knives & Tools, LLC	$26,639	8.5%	$3,157	8.7%
Acme Cryogenics, Inc.	25,776	8.2	1,691	4.7
Galaxy Tool Holding Corporation	18,512	5.9	2,124	5.9
Ginsey Home Solutions, Inc. (A)	16,132	5.1	1,786	4.9
Edge Adhesives Holdings, Inc. (A)	15,969	5.1	142	0.4

Subtotal — five largest investments	103,028	32.8	8,900	24.6
Other portfolio companies	211,365	67.2	27,364	75.4

Total investment portfolio	$314,393	100.0%	$36,264	100.0%

(A)	New investment during the applicable year.

Expenses

Total expenses, net of any voluntary, unconditional, and irrevocable credits from the Adviser, increased 28.2% for the year ended March 31, 2015, as compared to the prior year period, primarily due to an increase in the net base management fee, incentive fee, and interest and dividend expense.

The net base management fee increased for the fiscal year ended March 31, 2015, as compared to the prior year period, as a result of the increased size of our portfolio over the respective periods. An incentive fee of $5.0 million was earned by the Adviser during the fiscal year ended March 31, 2015, compared to an incentive fee of $4.0 million for the prior year.

The base management fee, loan servicing fee, incentive fee, and their related voluntary, unconditional, and irrevocable credits are computed quarterly, as described under “ Transactions with the Adviser ” in Note 4 — Related Party Transactions of the notes to our accompanying Consolidated Financial Statements and are summarized in the following table:

	Year Ended March 31,
	2015	2014
Average total assets subject to base management fee (A)	$378,450	$310,350
Multiplied by annual base management fee of 2.0%	2.0%	2.0%

Base management fee (B)	7,569	6,207
Credits to fees from Adviser — other (B)	(2,848)	(2,309)

Net base management fee	$4,721	$3,898

Loan servicing fee (B)	4,994	4,326
Credits to base management fee — loan servicing fee (B)	(4,994)	(4,326)

Net loan servicing fee	$—	$—

Incentive fee (B)	4,975	3,983
Credits to fees from Adviser — other (B)	—	—

Net incentive fee	$4,975	$3,983

(A)	Average total assets subject to the base management fee is defined as total assets, including investments made with proceeds of borrowings, less any uninvested cash or cash equivalents resulting from borrowings, valued at the end of the applicable quarters within the respective periods and adjusted appropriately for any share issuances or repurchases during the periods.
(B)	Reflected as a line item on our accompanying Consolidated Statement of Operations.

Interest and dividend expense increased 51.5% for the year ended March 31, 2015, as compared to the prior year, primarily due to increased average borrowings under our Credit Facility and our Series B Term Preferred Stock issued in November 2014. The weighted average balance outstanding on our Credit Facility during the fiscal year ended March 31, 2015, was $79.2 million, as compared to $34.6 million in the prior year. The increase in average borrowings under our Credit Facility was partially offset by a decrease in the interest rate due to an amendment of our Credit Facility that occurred in June 2014. Dividends on mandatorily redeemable preferred stock increased as a result of the issuance of $41.4 million of our Series B Term Preferred Stock in November 2014.

Realized and Unrealized Gain (Loss)

Net Realized (Loss) Gain on Investments

During the year ended March 31, 2015, we recorded minimal realized activity. During the year ended March 31, 2014, we recorded a net realized gain of $8.2 million consisting of a $24.8 million gain on the Venyu Solutions, Inc. (“Venyu”) sale, partially offset by realized losses of $11.4 million and $1.8 million related to the equity sales of Auto Safety House, LLC (“ASH”) and Packerland Whey Products, Inc. (“Packerland”), respectively, and realized losses of $3.4 million related to the restructuring of Noble.

Net Unrealized Appreciation (Depreciation) of Investments

During the year ended March 31, 2015, we recorded net unrealized appreciation of investments in the aggregate amount of $29.9 million.

The realized gains (losses) and unrealized appreciation (depreciation) across our investments for the year ended March 31, 2015, were as follows:

	Year Ended March 31, 2015
Portfolio Company	Realized Gain (Loss)	Unrealized Appreciation (Depreciation)	Reversal of Unrealized (Appreciation) Depreciation		Net Gain (Loss)
Funko, LLC	$—	$13,090		$—	$13,090
SOG Specialty Knives & Tools, LLC	—	5,211		—	5,211
Drew Foam Company, Inc.	—	4,994		—	4,994
Jackrabbit, Inc.	—	4,575		—	4,575
NDLI, Inc.	—	4,397		—	4,397
Ginsey Home Solutions, Inc.	—	3,904		—	3,904
Mathey Investments, Inc.	—	2,735		—	2,735
Cambridge Sound Management, Inc.	—	2,698		—	2,698
Alloy Die Casting Co.	—	2,068		—	2,068
Tread Corporation	—	1,896		—	1,896
Frontier Packaging, Inc.	—	1,816		—	1,816
SBS Industries, LLC	—	1,746		—	1,746
Behrens Manufacturing, LLC	—	692		—	692
Old World Christmas, Inc.	—	477		—	477
Quench Holdings Corp.	—	375		—	375
B+T Group Acquisition, Inc.	—	344		—	344
Edge Adhesives Holdings, Inc.	—	(274)		—	(274)
Meridian Rack & Pinion, LLC	—	(411)		—	(411)
D.P.M.S., Inc.	—	(605)		—	(605)
Country Club Enterprises, LLC	—	(806)		—	(806)
Channel Technologies Group, LLC	—	(807)		—	(807)
Galaxy Tool Holding Corporation	—	(2,992)		—	(2,992)
Acme Cryogenics, Inc.	—	(3,881)		—	(3,881)
B-Dry, LLC	—	(4,081)		—	(4,081)
Mitchell Rubber Products, Inc.	—	(7,178)		—	(7,178)
Other, net (<$250 Net)	(73)	(43)		—	(116)

Total	$(73)	$29,940	$—		$29,867

The primary driver of net unrealized appreciation of $29.9 million for the year ended March 31, 2015, was an increase in the equity valuations of Funko, SOG, Drew Foam, Jackrabbit, and NDLI, due to an increase in the portfolio companies’ performance and an increase in certain comparable multiples used to estimate the fair value of our investments. This was partially offset by decreased performance in several of our portfolio companies.

During the year ended March 31, 2014, we recorded net unrealized depreciation of investments in the aggregate amount of $29.2 million.

Realized gains (losses) and unrealized appreciation (depreciation) across our investments for the year ended March 31, 2014, were as follows:

	Year Ended March 31, 2014
Portfolio Company	Realized Gain (Loss)	Unrealized Appreciation (Depreciation)	Reversal of Unrealized (Appreciation) Depreciation	Net Gain (Loss)
Venyu Solutions, Inc.	$24,798	$(1,596)	$(17,374)	$5,828
Auto Safety House, LLC	(11,402)	4,925	11,410	4,933
Quench Holdings Corp.	—	3,377	—	3,377
Frontier Packaging, Inc.	—	1,712	—	1,712
Channel Technologies Group, LLC	—	2,187	(583)	1,604
B-Dry, LLC	—	1,555	—	1,555
Funko, LLC	—	1,113	—	1,113
Packerland Whey Products, Inc.	(1,764)	(369)	2,500	367
Tread Corporation	—	(735)	—	(735)
Mathey Investments, Inc.	—	(922)	—	(922)
D.P.M.S., Inc.	—	(1,229)	—	(1,229)
Star Seed, Inc.	—	(1,406)	—	(1,406)
Acme Cryogenics, Inc.	—	(1,564)	—	(1,564)
Jackrabbit, Inc.	—	(1,687)	—	(1,687)
Mitchell Rubber Products, Inc.	—	(2,016)	—	(2,016)
Alloy Die Casting Co.	—	(2,111)	—	(2,111)
Galaxy Tool Holding Corporation	—	(2,364)	—	(2,364)
Drew Foam Company, Inc.	—	(2,837)	—	(2,837)
Noble Logistics, Inc.	(3,432)	(2,989)	3,432	(2,989)
SOG Specialty Knives & Tools, LLC	—	(3,183)	—	(3,183)
Precision Southeast, Inc.	—	(3,227)	—	(3,227)
Schylling, Inc.	—	(3,853)	—	(3,853)
Ginsey Home Solutions, Inc.	—	(5,702)	—	(5,702)
SBS Industries, LLC	—	(5,823)	—	(5,823)
Other, net (<$250 Net)	41	328	(175)	194

Total	$8,241	$(28,416)	$(790)	$(20,965)

The primary driver of net unrealized depreciation of $29.2 million for the year ended March 31, 2014 was a decrease in the equity valuations of several of our portfolio companies, primarily due to decreased portfolio company performance and decreases in certain comparable multiples used to estimate the fair value of our investments, as well as the reversal of $17.4 million of previously recorded unrealized appreciation on our investment in Venyu upon the sale.

Over our entire investment portfolio, we recorded $1.0 million of net unrealized appreciation on our debt positions and $28.9 million of net unrealized appreciation on our equity holdings for the year ended March 31, 2015. At March 31, 2015, the fair value of our investment portfolio was less than our cost basis by $39.2 million, as compared to $69.1 million at March 31, 2014, representing net unrealized appreciation of $29.9 million for the year ended March 31, 2015. We believe that our aggregate investment portfolio is valued at a depreciated value due to the lingering effects of the recent recession on the performance of certain of our portfolio companies. Our entire portfolio was fair valued at 92.2% of cost as of March 31, 2015.

Realized Loss on Other

For the year ended March 31, 2014, we recorded a net realized loss of $29 due to the expiration of interest rate cap agreements. For the year ended March 31, 2015, no such amounts were incurred.

Net Unrealized Depreciation of Other

For the years ended March 31, 2015 and 2014, we recorded $0.5 million and $0.4 million, respectively, of net unrealized depreciation on our Credit Facility recorded at fair value.

LIQUIDITY AND CAPITAL RESOURCES

Operating Activities

Our cash flows from operating activities are primarily generated from cash collections of interest and dividend payments from our portfolio companies, as well as cash proceeds received through repayments of debt investments and sales of equity investments. These cash collections are primarily used to pay distributions to our stockholders, interest payments on our Credit Facility, dividend payments on our three series of mandatorily redeemable preferred stock, management fees to the Adviser, and for other operating expenses. Net cash provided by operating activities for the year ended March 31, 2016 was $4.1 million, as compared to net cash used in operating activities of $97.6 million for the year ended March 31, 2015. This change was primarily due to a decrease in the purchase of investments and an increase in principal repayments and proceeds from the sale of investments year over year. Purchases of investments were $61.9 million during the year ended March 31, 2016 compared to $132.9 million during the year ended March 31, 2015. Repayments and proceeds from the sale of investments totaled $44.6 million during the year ended March 31, 2016 compared to $11.3 million during the year ended March 31, 2015.

Net cash used in operating activities for the year ended March 31, 2015, was $97.6 million, as compared to $33.6 million during the year ended March 31, 2014. This increase in cash used in operating activities was primarily due to a decrease in principal repayments and proceeds from the sale of investments year over year. Repayments and proceeds from the sale of investments totaled $11.3 million during the year ended March 31, 2015, compared to $83.4 million during the year ended March 31, 2014.

As of March 31, 2016, we had equity investments in, or loans to, 36 private companies with an aggregate cost basis of $518.1 million. As of March 31, 2015, we had equity investments in, or loans to, 34 private companies with an aggregate cost basis of $505.3 million. The following table summarizes our total portfolio investment activity for the years ended March 31, 2016 and 2015:

	Years Ended March 31,
	2016	2015
Beginning investment portfolio, at fair value	$466,053	$314,393
New investments	55,436	108,197
Disbursements to existing portfolio companies	6,460	24,705
Increase in investment balance due to PIK	—	78
Scheduled principal repayments	(4,141)	(878)
Unscheduled principal repayments	(20,064)	(10,382)
Net proceeds from sales of investments	(20,377)	—
Net realized loss on investments	(4,448)	—
Net unrealized appreciation of investments	13,302	29,940
Reversal of net unrealized appreciation of investments	(4,565)	—

Ending investment portfolio, at fair value	$487,656	$466,053

The following table summarizes the contractual principal repayment and maturity of our investment portfolio by fiscal year, assuming no voluntary prepayments, as of March 31, 2016:

		Amount (A)
For the fiscal years ending March 31:	2017	$22,060
	2018	87,660
	2019	81,681
	2020	115,609
	2021	62,215
	Thereafter	—

	Total contractual repayments	$369,225
	Investments in equity securities	148,900

	Total cost basis of investments held as of March 31, 2016:	$518,125

(A)	Subsequent to March 31, 2016, two debt investments with principal balances of $13.6 million and $13.3 million, which previously had maturity dates during the fiscal years ending March 31, 2017 and 2018, respectively, were extended to mature during the fiscal years ending March 31, 2018 and 2021, respectively. In addition, one debt investment with a principal balance of $14.5 million maturing during the fiscal year ending March 31, 2020 was repaid at par.

Financing Activities

Net cash used in financing activities for the year ended March 31, 2016 was $4.5 million, which consisted primarily of $23.8 million of net repayments on our Credit Facility and $22.7 million of distributions to common stockholders, partially offset by $40.3 million of proceeds from the issuance of our Series C Term Preferred Stock and $3.4 million of net proceeds from the issuance of additional shares of our common stock. Net cash provided by financing activities for the year ended March 31, 2015, was $97.9 million, which consisted primarily of $41.4 million of proceeds from the issuance of our Series B Term Preferred Stock, $23.0 million of net proceeds from the issuance of additional shares of our common stock, and $57.5 million of net borrowings on our Credit Facility, partially offset by $20.6 million in distributions to common stockholders. Net cash used in financing activities for the year ended March 31, 2014, was $47.7 million and consisted primarily of net repayments of our short-term borrowings of $58.0 million and distributions to common stockholders of $18.8 million, partially offset by $30.3 million in net borrowings from our Credit Facility.

Distributions and Dividends to Stockholders

Common Stock Distributions

To qualify to be taxed as a RIC and thus avoid corporate level federal income tax on the income we distribute to our stockholders, we are required to distribute to our stockholders on an annual basis at least 90% of our Investment Company Taxable Income. Additionally, our Credit Facility generally restricts the amount of distributions to stockholders that we can pay out to be no greater than the sum of certain amounts, including, but not limited to, our net investment income, plus net capital gains, plus amounts elected by the Company to be considered as having been paid during the prior fiscal year in accordance with Section 855(a) of the Code. In accordance with these requirements, our Board of Directors declared and we paid monthly cash distributions of $0.0625 per common share for each month during the year ended March 31, 2016. In April 2016, our Board of Directors also declared a monthly distribution of $0.0625 per common share for each of April, May, and June 2016. Our Board of Directors declared these distributions based on estimates of taxable income for the fiscal year ending March 31, 2017.

For federal income tax purposes, we determine the tax characterization of our common distributions as of the end of our fiscal year based upon our taxable income for the full fiscal year and distributions paid during the full fiscal year. The characterization of the common stockholder distributions declared and paid for the year ending March 31, 2017 will be determined after the 2017 fiscal year end based upon our taxable income for the full year and distributions paid during the full year. Such a characterization made on a quarterly basis may not be representative of the actual full year characterization.

For the year ended March 31, 2016, distributions to common stockholders totaled $22.7 million and were less than our taxable income for the same year, when also considering prior spillover amounts under Section 855(a) of the Code. At March 31, 2016, we elected to treat $6.9 million of the first distributions paid after fiscal year-end as having been paid in the prior fiscal year, in accordance with Section 855(a) of the Code. In addition, we recorded a $1.7 million adjustment for estimated book-tax differences, which decreased Capital in excess of par value and Accumulated net realized loss and increased Net investment income in excess of distributions. For the year ended March 31, 2015, distributions to common stockholders totaled $20.6 million and were less than our taxable income for the same year, when also considering prior year spillover amounts under Section 855(a) of the Code. In addition, we recorded a $0.6 million adjustment for estimated book-tax differences, which decreased capital in excess of par value and increased net investment income in excess of distributions. At March 31, 2015, we elected to treat $3.9 million of the first distribution paid after fiscal year-end as having been paid in the prior fiscal year, in accordance with Section 855(a) of the Code.

Preferred Stock Dividends

Our Board of Directors declared and we paid monthly cash dividends of $0.1484375 per share to holders of our Series A Term Preferred Stock and $0.140625 per share to holders of our Series B Term Preferred Stock for each month during the year ended March 31, 2016. In May 2015, our Board of Directors declared a combined dividend for a pro-rated portion of May 2015 and the full amount for the month of June 2015, which totaled $0.221181 per share, to the holders of our Series C Term Preferred Stock. At subsequent meetings, our Board of Directors declared and we paid monthly dividends of approximately $0.135417 per share to the holders of our Series C Term Preferred Stock for each of the nine months from July 2015 through March 2016. In April 2016, our Board of Directors also declared a monthly dividend of $0.1484375, $0.140625 and $0.135417 per share for each of April, May, and June 2016 to the holders of our Series A Term Preferred Stock, Series B Term Preferred Stock and Series C Term Preferred Stock, respectively. In accordance with GAAP, we treat these monthly dividends as an operating expense. For federal income tax purposes, the dividends paid by us to preferred stockholders generally constitute ordinary income to the extent of our current and accumulated earnings and profits.

Dividend Reinvestment Plan

Our common stockholders who hold their shares through our transfer agent, Computershare, Inc. (“Computershare”), have the option to participate in a dividend reinvestment plan offered by Computershare. This is an “opt in” dividend reinvestment plan, meaning that common stockholders may elect to have their cash distributions automatically reinvested in additional shares of our common stock. Common stockholders who do not so elect will receive their distributions in cash. Common stockholders who receive distributions in the form of stock will be subject to the same federal, state and local tax consequences as stockholders who elect to receive their distributions in cash. The common stockholder will have an adjusted basis in the additional common shares purchased through the plan equal to the amount of the reinvested distribution. The additional shares will have a new holding period commencing on the day following the date on which the shares are credited to the common stockholder’s account. Our plan agent purchases shares in the open market in connection with the obligations under the plan. The Computershare dividend reinvestment plan is not open to our preferred stock stockholders.

Equity

Registration Statement

On June 16, 2015, we filed a registration statement on Form N-2 (File No. 333-204996) with the SEC and subsequently filed a Pre-Effective Amendment No. 1 to the registration statement on July 28, 2015, which the SEC declared effective on July 29, 2015. The registration statement permits us to issue, through one or more transactions, up to an aggregate of $300.0 million in securities, consisting of common stock, preferred stock, subscription rights, debt securities and warrants to purchase common or preferred stock, including through concurrent, separate offerings of such securities. No securities have been issued to date under the registration statement and we currently have the ability to issue up to $300.0 million in securities under the registration statement.

Common Stock

Pursuant to our prior registration statement on Form N-2 (Registration No. 333-181879), on October 5, 2012, we completed a public offering of 4.0 million shares of our common stock at a public offering price of $7.50 per share, which was below then current NAV of $8.65 per share. Gross proceeds totaled $30.0 million and net proceeds, after deducting underwriting discounts and offering costs borne by us, were $28.3 million, which was used to repay borrowings under our Credit Facility. In connection with the offering, in November 2012, the underwriters exercised their option to purchase an additional 395,825 shares at the public offering price to cover over-allotments, which resulted in gross proceeds of $3.0 million and net proceeds, after deducting underwriting discounts and offering costs borne by us, of $2.8 million.

Also pursuant to our prior registration statement on Form N-2 (Registration No. 333-181879), on March 13, 2015, we completed a public offering of 3.3 million shares of our common stock at a public offering price of $7.40 per share, which was below then current NAV of $8.55 per share. Gross proceeds totaled $24.4 million and net proceeds, after deducting underwriting discounts and offering costs borne by us, were $23.0 million, which were primarily used to repay borrowings under our Credit Facility. In connection with the offering, on April 2, 2015, the underwriters exercised their option to purchase an additional 495,000 shares at the public offering price to cover over-allotments, which resulted in gross proceeds of $3.7 million and net proceeds, after deducting underwriting discounts and offering costs borne by us, of $3.4 million.

We anticipate issuing equity securities to obtain additional capital in the future. However, we cannot determine the terms of any future equity issuances or whether we will be able to issue equity on terms favorable to us, or at all. When our common stock is trading at a price below NAV per share, as it has consistently since September 30, 2008, the 1940 Act places regulatory constraints on our ability to obtain additional capital by issuing common stock. Generally, the 1940 Act provides that we may not issue and sell our common stock at a price below our NAV per common share, other than to our then existing common stockholders pursuant to a rights offering, without first obtaining approval from our stockholders and our independent directors. On May 16, 2016, the closing market price of our common stock was $6.77 per share, representing a 26.6% discount to our NAV of $9.22 as of March 31, 2016. To the extent that our common stock continues to trade at a market price below our NAV per common share, we will generally be precluded from raising equity capital through public offerings of our common stock, other than pursuant to stockholder approval or through a rights offering to existing common stockholders. At our 2015 Annual Meeting of Stockholders held on August 6, 2015, our stockholders approved a proposal authorizing us to issue and sell shares of our common stock at a price below our then current NAV per common share for a period of one year from the date of such approval, provided that our Board of Directors makes certain determinations prior to any such sale. At our 2016 Annual Meeting of Stockholders, scheduled to take place in August 2016, we will again ask our stockholders to vote in favor of a similar proposal so that it may be in effect for another year.

Term Preferred Stock

Pursuant to our prior registration statement on Form N-2 (File No. 333-160720), in March 2012, we completed an offering of 1,600,000 shares of our Series A Term Preferred Stock at a public offering price of $25.00 per share. Gross proceeds totaled $40.0 million, and net proceeds, after deducting underwriting discounts and offering costs borne by us, were $38.0 million, a portion of which was used to repay borrowings under our Credit Facility, with the remaining proceeds being held to make additional investments and for general corporate purposes. We incurred $2.0 million in total offering costs related to the offering, which have been recorded as deferred financing costs on our accompanying Consolidated Statements of Assets and Liabilities and are being amortized over the period ending February 28, 2017, the mandatory redemption date.

Our Series A Term Preferred Stock provides for a fixed dividend equal to 7.125% per year, payable monthly (which equates to $2.9 million per year). We are required to redeem all of the outstanding Series A Term Preferred Stock on February 28, 2017, for cash at a redemption price equal to $25.00 per share plus an amount equal to accumulated but unpaid dividends, if any, to the date of redemption. Our Series A Term Preferred Stock is not convertible into our common stock or any other security. In addition, three other potential redemption triggers are as follows: (1) upon the occurrence of certain events that would constitute a change in control of us, we would be required to redeem all of the outstanding Series A Term Preferred Stock; (2) if we fail to maintain an asset coverage ratio of at least 200%, we are required to redeem a portion of the outstanding Series A Term Preferred Stock or otherwise cure the ratio redemption trigger and (3) at our sole option, at any time on or after February 28, 2016, we may redeem some or all of our Series A Term Preferred Stock.

Pursuant to our prior registration statement on Form N-2 (Registration No. 333-181879), in November 2014, we completed a public offering of 1,656,000 shares of our Series B Term Preferred Stock at a public offering price of $25.00 per share. Gross proceeds totaled $41.4 million and net proceeds, after deducting underwriting discounts and offering costs borne by us, were $39.7 million. We incurred $1.7 million in total offering costs related to this offering, which have been recorded as deferred financing costs on our accompanying Consolidated Statements of Assets and Liabilities and are being amortized over the period ending December 31, 2021, the mandatory redemption date.

Our Series B Term Preferred Stock is not convertible into our common stock or any other security. Our Series B Term Preferred Stock provides for a fixed dividend equal to 6.75% per year, payable monthly (which equates to $2.8 million per year). We are required to redeem all shares of our outstanding Series B Term Preferred Stock on December 31, 2021, for cash at a redemption price equal to $25.00 per share, plus an amount equal to accumulated but unpaid dividends, if any, to, but excluding, the date of redemption. In addition, two other potential mandatory redemption triggers are as follows: (1) upon the occurrence of certain events that would constitute a change in control of us, we would be required to redeem all of our outstanding Series B Term Preferred Stock, (2) if we fail to maintain an asset coverage ratio of at least 200%, we are required to redeem a portion of our outstanding Series B Term Preferred Stock or otherwise cure the ratio redemption trigger. We may also voluntarily redeem all or a portion of our Series B Term Preferred Stock at our sole option at the redemption price in order to have an asset coverage ratio of up to and including 215.0% and at any time on or after December 31, 2017.

Pursuant to our prior registration statement on Form N-2 (Registration No. 333-181879), in May 2015, we completed a public offering of 1,610,000 shares of our Series C Term Preferred Stock at a public offering price of $25.00 per share. Gross proceeds totaled $40.3 million and net proceeds, after deducting underwriting discounts and offering costs borne by us, were $38.6 million. We incurred $1.6 million in total offering costs related to this offering, which have been recorded as deferred financing costs on our accompanying Consolidated Statements of Assets and Liabilities and are being amortized over the period ending May 31, 2022, the mandatory redemption date.

Our Series C Term Preferred Stock is not convertible into our common stock or any other security. Our Series C Term Preferred Stock provides for a fixed dividend equal to 6.50% per year, payable monthly (which equates to $2.6 million per year). We are required to redeem all shares of our outstanding Series C Term Preferred Stock on May 31, 2022, for cash at a redemption price equal to $25.00 per share, plus an amount equal to accumulated but unpaid dividends, if any, to, but excluding, the date of redemption. In addition, two other potential mandatory redemption triggers are as follows: (1) upon the occurrence of certain events that would constitute a change in control of us, we would be required to redeem all of our outstanding Series C Term Preferred Stock, (2) if we fail to maintain an asset coverage ratio of at least 200%, we are required to redeem a portion of our outstanding Series C Term Preferred Stock or otherwise cure the ratio redemption trigger. We may also voluntarily redeem all or a portion of our Series C Term Preferred Stock at our sole option at the redemption price in order to have an asset coverage ratio of up to and including 215.0% and at any time on or after May 31, 2018.

Each series of our mandatorily redeemable preferred stock has a preference over our common stock with respect to dividends, whereby no distributions are payable on our common stock unless the stated dividends, including any accrued and unpaid dividends, on the mandatorily redeemable preferred stock have been paid in full. The Series A, B, and C Term Preferred Stock are considered liabilities in accordance with GAAP and, as such, affect our asset coverage, exposing us to additional leverage risks. The asset coverage on our senior securities that are stock (our Series A, B, and C Term Preferred Stock) as of March 31, 2016 was 221.4%, calculated pursuant to Section 18 of the 1940 Act.

Revolving Line of Credit

On June 26, 2014, we, through our wholly-owned subsidiary, Business Investment, entered into Amendment No. 1 to our Fifth Amended and Restated Credit Agreement originally entered into on April 30, 2013 with KeyBank National Association (“KeyBank”), administrative agent, lead arranger and a lender; other lenders; and the Adviser, as servicer, to extend the revolving period and reduce the interest rate of our revolving line of credit. The revolving period was extended to June 26, 2017, and if not renewed or extended by June 26, 2017, all principal and interest will be due and payable on or before June 26, 2019. In addition, as of March 31, 2016 we have retained a one-year extension option, to be agreed upon by all parties, which may be exercised on or before June 26, 2016 and, upon exercise, the options would extend the revolving period to June 26, 2018 and the maturity date to June 26, 2020. Subject to certain terms and conditions, our Credit Facility can be expanded by up to $145.0 million, to a total facility amount of $250.0 million, through additional commitments of existing or new committed lenders. Advances under our Credit Facility generally bear interest at 30-day LIBOR, plus 3.25% per annum, and our Credit Facility includes an unused fee of 0.50% on undrawn amounts. Once the revolving period ends, the interest rate margin increases to 3.75% for the period from June 26, 2017 to June 26, 2018, and further increases to 4.25% through maturity. We incurred fees of $0.4 million in connection with this amendment.

On September 19, 2014, we further increased our borrowing capacity under our Credit Facility from $105.0 million to $185.0 million by entering into Joinder Agreements pursuant to our Credit Facility, by and among Business Investment, KeyBank, the Adviser and other lenders. We incurred fees of $1.3 million in connection with this expansion.

Interest is payable monthly during the term of our Credit Facility. Available borrowings are subject to various constraints imposed under our Credit Facility, based on the aggregate loan balance pledged by Business Investment, which varies as loans are added and repaid, regardless of whether such repayments are prepayments or made as contractually required.

Our Credit Facility also requires that any interest or principal payments on pledged loans be remitted directly by the borrower into a lockbox account with KeyBank. KeyBank is also the trustee of the account and generally remits the collected funds to us once a month.

Among other things, our Credit Facility contains covenants that require Business Investment to maintain its status as a separate legal entity; prohibit certain significant corporate transactions (such as mergers, consolidations, liquidations or dissolutions) and restrict material changes to our credit and collection policies without lenders’ consent. The Credit Facility generally also limits distributions to be no greater than the sum of certain amounts, including, but not limited to, our net investment income, plus net capital gains, plus amounts elected by the Company to be considered as having been paid during the prior fiscal year in accordance with Section 855(a) of the Code. Business Investment is also subject to certain limitations on the type of loan investments it can make, including restrictions on geographic concentrations, sector concentrations, loan size, payment frequency and status, average life, portfolio company leverage, and lien property. Our Credit Facility also requires Business Investment to comply with other financial and operational covenants, which obligate it to, among other things, maintain certain financial ratios, including asset and interest coverage and a minimum number of obligors required in the borrowing base of the credit agreement. Additionally, we are subject to a performance guaranty that requires us to maintain (i) a minimum net worth of $170.0 million plus 50.0% of all equity and subordinated debt raised minus any equity or subordinated debt redeemed or retired after June 26, 2014, which equates to $224.9 million as of March 31, 2016, (ii) asset coverage with respect to senior securities representing indebtedness of at least 200%, in accordance with Section 18 of the 1940 Act, and (iii) our status as a BDC under the 1940 Act and as a RIC under the Code. As of March 31, 2016, and as defined in the performance guaranty of our Credit Facility, we had a net worth of $396.3 million, an asset coverage ratio with respect to senior securities representing indebtedness of 483.8%, calculated in compliance with the requirements of Section 18 of the 1940 Act, and an active status as a BDC and RIC. Our Credit Facility requires a minimum of 12 obligors in the borrowing base and, as of March 31, 2016, we had 29 obligors in the borrowing base. As of March 31, 2016, we were in compliance with all covenants under our Credit Facility.

Pursuant to the terms of our Credit Facility, in July 2013, we entered into an interest rate cap agreement, effective October 2013 and expiring April 2016, for a notional amount of $45.0 million. We incurred a premium fee of $75 in conjunction with this agreement. The interest rate cap agreement, which expired subsequent to March 31, 2016, effectively limited the interest rate on a portion of the borrowings pursuant to the terms of our Credit Facility.

OFF-BALANCE SHEET ARRANGEMENTS

Unlike PIK income, we generally recognize success fees as income only when the payment has been received. As a result, as of March 31, 2016 and 2015, we had off-balance sheet success fee receivables of $27.8 million and $24.3 million (or approximately $0.92 and $0.82 per common share), respectively, on our accruing debt investments that would be owed to us based on our current portfolio if fully paid off. Consistent with GAAP, we have not recognized our success fee receivable on our balance sheet or income statement. Due to our success fees’ contingent nature, there are no guarantees that we will be able to collect all of these success fees or know the timing of such collections.

CONTRACTUAL OBLIGATIONS

We have lines of credit and other uncalled capital commitments to certain of our portfolio companies that have not been fully drawn. Since these lines of credit and uncalled capital commitments have expiration dates and we expect many will never be fully drawn, the total line of credit and other uncalled capital commitment amounts do not necessarily represent future cash requirements. We estimate the fair value of the combined unused line of credit and other uncalled capital commitments as of March 31, 2016 to be immaterial.

In addition to the lines of credit and other uncalled capital commitments to our portfolio companies, we have also extended certain guaranties on behalf of one of our portfolio companies, whereby we have guaranteed an aggregate of $2.3 million of obligations of Country Club Enterprises, LLC (“CCE”). As of March 31, 2016, we have not been required to make any payments on any of the guaranties, and we consider the credit risks to be remote and the fair value of the guaranties to be minimal.

The following table shows our contractual obligations as of March 31, 2016, at cost:

	Payments Due by Period
Contractual Obligations (A)	Total	Less than 1 Year	1-3 Years	3-5 Years	More than 5 Years
Credit Facility (B)	$95,000	$—	$—	$95,000	$—
Mandatorily redeemable preferred stock	121,650	40,000	—	—	81,650
Secured borrowing (C)	5,096	—	5,096	—	—
Interest payments on obligations (D)	48,929	12,498	19,259	14,594	2,578

Total	$270,675	$52,498	$24,355	$109,594	$84,228

(A)	Excludes unused line of credit commitments, uncalled capital commitments and guaranties to our portfolio companies in the aggregate principal amount of $12.8 million.
(B)	Principal balance of borrowings outstanding under our Credit Facility, based on the maturity date following the current contractual revolver period end date due to the revolving nature of the facility.
(C)	Subsequent to March 31, 2016, our secured borrowing, which previously had a maturity date during the fiscal year ending March 31, 2018, was extended to mature during the fiscal year ending March 31, 2021.
(D)	Includes interest payments due on our Credit Facility and secured borrowing, and dividend obligations on each series of our mandatorily redeemable term preferred stock. The amount of interest expense calculated for purposes of this table was based upon rates and outstanding balances as of March 31, 2016. Dividend obligations on our mandatorily redeemable term preferred stock assume quarterly declarations and monthly dividend payments through the date of mandatory redemption of each series.

Litigation

From time to time, we may become involved in various investigations, claims and legal proceedings that arise in the ordinary course of our business. Furthermore, third parties may try to seek to impose liability on us in connection with the activities of our portfolio companies. While we do not expect that the resolution of these matters if they arise would materially affect our business, financial condition, results of operations or cash flows, resolution will be subject to various uncertainties and could result in the expenditure of significant financial and managerial resources.

Critical Accounting Policies

The preparation of financial statements and related disclosures in conformity with GAAP requires management to make estimates and assumptions that affect the reported consolidated amounts of assets and liabilities, including disclosure of contingent assets and liabilities at the date of the financial statements, and revenues and expenses during the period reported. Actual results could differ materially from those estimates under different assumptions or conditions. We have identified our investment valuation policy (which has been approved by our Board of Directors) as our most critical accounting policy.

Investment Valuation

The most significant estimate inherent in the preparation of our consolidated financial statements is the valuation of our investments and the related amounts of unrealized appreciation and depreciation of investments recorded in our accompanying Consolidated Financial Statements.

Accounting Recognition

We record our investments at fair value in accordance with the Financial Accounting Standards Board (the “FASB”) Accounting Standards Codification Topic 820, “Fair Value Measurements and Disclosures” (“ASC 820”) and the 1940 Act. Investment transactions are recorded on the trade date. Realized gains or losses are measured by the difference between the net proceeds from the repayment or sale and amortized cost basis of the investment, without regard to unrealized depreciation or appreciation previously recognized, and include investments charged off during the period, net of recoveries. Unrealized depreciation or appreciation primarily reflects the change in investment fair values, including the reversal of previously recorded unrealized depreciation or appreciation when gains or losses are realized.

In accordance with ASC 820, our investments’ fair value is determined to be the price that would be received for an investment in a current sale, which assumes an orderly transaction between willing market participants on the measurement date. This fair value definition focuses on exit price in the principal, or most advantageous, market and prioritizes, within a measurement of fair value, the use of market-based inputs over entity-specific inputs. ASC 820 also establishes the following three-level hierarchy for fair value measurements based upon the transparency of inputs to the valuation of a financial instrument as of the measurement date.

•	Level 1 — inputs to the valuation methodology are quoted prices (unadjusted) for identical financial instruments in active markets;

•	Level 2 — inputs to the valuation methodology include quoted prices for similar financial instruments in active or inactive markets, and inputs that are observable for the financial instrument, either directly or indirectly, for substantially the full term of the financial instrument. Level 2 inputs are in those markets for which there are few transactions, the prices are not current, little public information exists or instances where prices vary substantially over time or among brokered market makers; and

•	Level 3 — inputs to the valuation methodology are unobservable and significant to the fair value measurement. Unobservable inputs are those inputs that reflect assumptions that market participants would use when pricing the financial instrument and can include the Valuation Team’s assumptions based upon the best available information.

When a determination is made to classify our investments within Level 3 of the valuation hierarchy, such determination is based upon the significance of the unobservable factors to the overall fair value measurement. However, Level 3 financial instruments typically include, in addition to the unobservable, or Level 3, inputs, observable inputs (or, components that are actively quoted and can be validated to external sources). The level in the fair value hierarchy within which the fair value measurement falls is determined based on the lowest level input that is significant to the fair value measurement.

As of March 31, 2016 and 2015, all of our investments were valued using Level 3 inputs and during the years ended March 31, 2016 and 2015, there were no investments transferred into or out of Level 1, 2 or 3.

Board Responsibility

In accordance with the 1940 Act, our Board of Directors has the ultimate responsibility for reviewing and approving, in good faith, the fair value of our investments based on our investment valuation policy (which has been approved by our Board of Directors). Such review occurs in three phases. First, prior to its quarterly meetings, the Board of Directors receives written valuation recommendations and supporting materials provided by professionals of the Adviser and Administrator with oversight and direction from the chief valuation officer. Second, the Valuation Committee of our Board of Directors (comprised entirely of independent directors) meets to review the valuation recommendations and supporting materials. Third, after the Valuation Committee concludes its meeting, it and the chief valuation officer present the Valuation Committee’s findings to the entire Board of Directors so that the full Board of Directors may review and approve the fair value of our investments in accordance with the Policy.

There is no single standard for determining fair value (especially for privately-held businesses), as fair value depends upon the specific facts and circumstances of each individual investment. In determining the fair value of our investments, the Valuation Team, led by the chief valuation officer, uses the Policy and each quarter the Valuation Committee and Board of Directors review the Policy to determine if changes thereto are advisable and also review whether the Valuation Team has applied the Policy consistently.

Use of Third Party Valuation Firms

The Valuation Team engages third party valuation firms to provide independent assessments of fair value of certain of our investments.

Standard & Poor’s Securities Evaluation, Inc. (“SPSE”) provides estimates of fair value on our debt investments. The Valuation Team generally assigns SPSE’s estimates of fair value to our debt investments where we do not have the ability to effectuate a sale of the applicable portfolio company. The Valuation Team corroborates SPSE’s estimates of fair value using one or more of the valuation techniques discussed below. The Valuation Team’s estimate of value on a specific debt investment may significantly differ from SPSE’s. When this occurs, our Valuation Committee and Board of Directors review whether the Valuation Team has followed the Policy and whether the Valuation Team’s recommended fair value is reasonable in light of the Policy and other facts and circumstances and then votes to accept or reject the Valuation Team’s recommended fair value.

We may engage other independent valuation firms to provide earnings multiple ranges, as well as other information, and evaluate such information for incorporation into the total enterprise value of certain of our investments. Generally, at least once per year, we engage an independent valuation firm to value or review our valuation of our significant equity investments, which includes providing the information noted above. The Valuation Team evaluates such information for incorporation into our total enterprise value, including review of all inputs provided by the independent valuation firm. The Valuation Team then makes a recommendation to our Valuation Committee and Board of Directors as to the fair value. Our Board of Directors reviews the recommended fair value and whether it is reasonable in light of the Policy and other relevant facts and circumstances and then votes to accept or reject the Valuation Team’s recommended fair value.

Valuation Techniques

In accordance with ASC 820, the Valuation Team uses the following techniques when valuing our investment portfolio:

•	Total Enterprise Value — In determining the fair value using a total enterprise value (“TEV”), the Valuation Team first calculates the TEV of the portfolio company by incorporating some or all of the following factors: the portfolio company’s ability to make payments and other specific portfolio company attributes; the earnings of the portfolio company (the trailing or projected twelve month revenue or earnings before interest, taxes, depreciation and amortization (“EBITDA”)); EBITDA or revenue multiples obtained from our indexing methodology whereby the original transaction EBITDA or revenue multiple at the time of our closing is indexed to a general subset of comparable disclosed transactions and EBITDA or revenue multiples from recent sales to third parties of similar securities in similar industries; a comparison to publicly traded securities in similar industries, and other pertinent factors. The Valuation Team generally references industry statistics and may use outside experts when gathering this information. Once the TEV is determined for a portfolio company, the Valuation Team then generally allocates the TEV to the portfolio company’s securities in order of their relative priority in the capital structure. Generally, the Valuation Team uses TEV to value our equity investments and, in the circumstances where we have the ability to effectuate a sale of a portfolio company, our debt investments.

TEV is primarily calculated using EBITDA or revenue multiples; however, TEV may also be calculated using a discounted cash flow (“DCF”) analysis whereby future expected cash flows of the portfolio company are discounted to determine a net present value using estimated risk-adjusted discount rates, which incorporate adjustments for nonperformance and liquidity risks. Generally, the Valuation Team uses the DCF to calculate TEV to corroborate estimates of value for our equity investments where we do not have the ability to effectuate a sale of a portfolio company or for debt of credit impaired portfolio companies.

•	Yield Analysis — The Valuation Team generally determines the fair value of our debt investments using the yield analysis, which includes a DCF calculation and the Valuation Team’s own assumptions, including, but not limited to, estimated remaining life, current market yield, current leverage, and interest rate spreads. This technique develops a modified discount rate that incorporates risk premiums including, among other things, increased probability of default, increased loss upon default and increased liquidity risk. Generally, the Valuation Team uses the yield analysis to corroborate both estimates of value provided by SPSE and market quotes.

•	Market Quotes — For our investments for which a limited market exists, we generally base fair value on readily available and reliable market quotations, which are corroborated by the Valuation Team (generally by using the yield analysis explained above). In addition, the Valuation Team assesses trading activity for similar investments and evaluates variances in quotations and other market insights to determine if any available quoted prices are reliable. Typically, the Valuation Team uses the lower indicative bid price (“IBP”) in the bid-to-ask price range obtained from the respective originating syndication agent’s trading desk on or near the valuation date. The Valuation Team may take further steps to consider additional information to validate that price in accordance with the Policy.

•	Investments in Funds — For equity investments in other funds, where we cannot effectuate a sale, the Valuation Team generally determines the fair value of our uninvested capital at par value and of our invested capital at the NAV provided by the fund. The Valuation Team may also determine fair value of our investments in other investment funds based on the capital accounts of the underlying entity.

In addition to the above valuation techniques, the Valuation Team may also consider other factors when determining fair values of our investments, including but not limited to: the nature and realizable value of the collateral, including external parties’ guaranties; any relevant offers or letters of intent to acquire the portfolio company; and the markets in which the portfolio company operates. If applicable, new and follow-on debt and equity investments made during the current reporting quarter are generally valued at original cost basis.

Fair value measurements of our investments may involve subjective judgments and estimates and, due to the uncertainty inherent in valuing these securities, the Adviser’s determinations of fair value may fluctuate from period to period and may differ materially from the values that could be obtained if a ready market for these securities existed. Our NAV could be materially affected if the Adviser’s determinations regarding the fair value of our investments are materially different from the values that we ultimately realize upon our disposal of such securities. Additionally, changes in the market environment and other events that may occur over the life of the investment may cause the gains or losses ultimately realized on these investments to be different than the valuations currently assigned. Further, such investments are generally subject to legal and other restrictions on resale or otherwise are less liquid than publicly traded securities. If we were required to liquidate a portfolio investment in a forced or liquidation sale, we could realize significantly less than the value at which it is recorded.

Refer to Note 3 — Investments in the accompanying notes to our accompanying Consolidated Financial Statements included elsewhere in this Prospectus for additional information regarding fair value measurements and our application of ASC 820.

Credit Monitoring and Risk Rating

The Adviser monitors a wide variety of key credit statistics that provide information regarding our portfolio companies to help us assess credit quality and portfolio performance and, in some instances, used as inputs in our valuation techniques. Generally, we, through the Adviser, participate in periodic board meetings of our portfolio companies in which we hold board seats and also require them to provide annual audited and monthly unaudited financial statements. Using these statements or comparable information and board discussions, the Adviser calculates and evaluates certain credit statistics.

The Adviser risk rates all of our investments in debt securities. The Adviser does not risk rate our equity securities. For loans that have been rated by a Nationally Recognized Statistical Rating Organization (“NRSRO”) (as defined in Rule 2a-7 under the 1940 Act), the Adviser generally uses the average of two corporate level NRSRO’s risk ratings for such security. For all other debt securities, the Adviser uses a proprietary risk rating system. While the Adviser seeks to mirror the NRSRO systems, we cannot provide any assurance that the Adviser’s risk rating system will provide the same risk rating as an NRSRO for these securities. The Adviser’s risk rating system is used to estimate the probability of default on debt securities and the expected loss if there is a default. The Adviser’s risk rating system uses a scale of 0 to >10, with >10 being the lowest probability of default. It is the Adviser’s understanding that most debt securities of medium-sized companies do not exceed the grade of BBB on an NRSRO scale, so there would be no debt securities in the middle market that would meet the definition of AAA, AA or A. Therefore, the Adviser’s scale begins with the designation >10 as the best risk rating which may be equivalent to a BBB from an NRSRO; however, no assurance can be given that a >10 on the Adviser’s scale is equal to a BBB or Baa2 on an NRSRO scale. The Adviser’s risk rating system covers both qualitative and quantitative aspects of the business and the securities we hold. During the three months ended June 30, 2014, we modified our risk rating model to incorporate additional factors in our qualitative and quantitative analysis. While the overall process did not change, we believe the additional factors enhance the quality of the risk ratings of our investments. No adjustments were made to prior periods as a result of this modification.

The following table reflects risk ratings for all loans in our portfolio as of March 31, 2016 and 2015:

	As of March 31,
Rating	2016	2015
Highest	10.0	10.0
Average	6.0	5.9
Weighted Average	6.2	6.4
Lowest	3.0	3.0

Tax Status

We intend to continue to maintain our qualification as a RIC under Subchapter M of the Code for federal income tax purposes. As a RIC, we are not subject to federal income tax on the portion of our taxable income and gains distributed to our stockholders. To maintain our qualification as a RIC, we must meet certain source-of-income and asset diversification requirements. In addition, in order to qualify to be taxed as a RIC, we must distribute to stockholders at least 90.0% of our Investment Company Taxable Income. Our policy generally is to make distributions to our stockholders in an amount up to 100.0% of our Investment Company Taxable Income.

In an effort to limit certain federal excise taxes imposed on RICs, we currently intend to distribute to our stockholders, during each calendar year, an amount at least equal to the sum of: (1) 98.0% of our ordinary income for the calendar year, (2) 98.2% of our capital gains in excess of capital losses for the one-year period ending on October 31 of the calendar year, and (3) any ordinary income and capital gains in excess of capital losses from preceding years that were not distributed during such years. Under the RIC Modernization Act, we are permitted to carryforward capital losses incurred in taxable years beginning after March 31, 2011, for an unlimited period. However, any losses incurred during those future taxable years will be required to be utilized prior to the losses incurred in pre-enactment taxable years, which carry an expiration date. As a result of this ordering rule, pre-enactment capital loss carryforwards may be more likely to expire unused. Additionally, post-enactment capital loss carryforwards will retain their character as either short-term or long-term capital losses rather than being considered all short-term as permitted under the Treasury regulations applicable to pre-enactment capital loss carryforwards. Our capital loss carryforward balance was $13.6 million as of March 31, 2016.

Revenue Recognition

Interest Income Recognition

Interest income, adjusted for amortization of premiums, amendment fees and acquisition costs and the accretion of discounts, is recorded on the accrual basis to the extent that such amounts are expected to be collected. Generally, when a loan becomes 90 days or more past due, or if our qualitative assessment indicates that the debtor is unable to service its debt or other obligations, we will place the loan on non-accrual status and cease recognizing interest income on that loan until the borrower has demonstrated the ability and intent to pay contractual amounts due. However, we remain contractually entitled to this interest. Interest payments received on non-accrual loans may be recognized as income or applied to the cost basis, depending upon management’s judgment. Generally, non-accrual loans are restored to accrual status when past-due principal and interest are paid, and, in management’s judgment, are likely to remain current, or due to a restructuring, the interest income is deemed to be collectible. As of March 31, 2016, our loans to Tread were on non-accrual status, with an aggregate debt cost basis of $1.4 million, or 0.4% of the cost basis of all debt investments in our portfolio, and an aggregate fair value of $1.4 million, or 0.4% of the fair value of all debt investments in our portfolio. As of March 31, 2015, our loans to Tread were on non-accrual status, with an aggregate debt cost basis of $11.7 million, or 3.1% of the cost basis of all debt investments in our portfolio, and an aggregate fair value of $1.8 million, or 0.5% of the fair value of all debt investments in our portfolio.

PIK interest, computed at the contractual rate specified in the loan agreement, is added to the principal balance of the loan and recorded as interest income. To maintain our status as a RIC, this non-cash source of income must be included in our calculation of distributable income for purposes of complying with our distribution requirements, even though we have not yet collected the cash. We did not hold any loans in our portfolio that contained a PIK provision as of March 31, 2016 and 2015. During the year ended March 31, 2016, we did not record any PIK income, nor did we collect any PIK interest in cash. During each of the years ended March 31, 2015 and 2014, we recorded PIK income of $0.1 million and collected PIK interest in cash of $0.2 million and $0 million, respectively.

Other Income Recognition

We generally record success fee income upon receipt of cash. Success fees are generally contractually due upon a change of control in a portfolio company, typically from an exit or sale. We recorded $1.6 million, $1.4 million, and $4.2 million of success fee income during the years ended March 31, 2016, 2015, and 2014, respectively

Dividend income on equity investments is accrued to the extent that such amounts are expected to be collected and if we have the option to collect such amounts in cash. We recorded $2.9 million, $3.5 million, and $1.4 million of dividend income during the years ended March 31, 2016, 2015, and 2014, respectively.

Both dividend and success fee income are recorded in other income in our accompanying Consolidated Statements of Operations.

Recent Accounting Pronouncements

In March 2016, the FASB issued Accounting Standards Update 2016-06, “Contingent Put and Call Options in Debt Instruments” (“ASU 2016-06”), which clarifies the requirements for assessing whether contingent call (put) options that can accelerate the payment of principal on debt instruments are clearly and closely related. We are currently assessing the impact of ASU 2016-06 and do not anticipate a material impact on our financial position, results of operations or cash flows. ASU 2016-06 is effective for annual reporting periods beginning after December 15, 2016, including interim periods within those fiscal years, with early adoption permitted.

In January 2016, the FASB issued Accounting Standards Update 2016-01, “Financial Instruments — Overall: Recognition and Measurement of Financial Assets and Financial Liabilities” (“ASU 2016-01”), which changes how entities measure certain equity investments and how entities present changes in the fair value of financial liabilities measured under the fair value option that are attributable to instrument-specific credit risk. We are currently assessing the impact of ASU 2016-01 and do not anticipate a material impact on our financial position, results of operations or cash flows. ASU 2016-01 is effective for annual reporting periods beginning after December 15, 2017, including interim periods within those fiscal years, with early adoption permitted for certain aspects of ASU 2016-01 relating to the recognition of changes in fair value of financial liabilities when the fair value option is elected.

In May 2015, the FASB issued Accounting Standards Update 2015-07, “Disclosures for Investments in Certain Entities That Calculate Net Asset Value Per Share (or its Equivalent)” (“ASU 2015-07”), which eliminates the requirement to categorize investments in the fair value hierarchy if their fair value is measured at net asset value per share (or its equivalent) using the practical expedient in the FASB’s fair value measurement guidance. We are currently assessing the impact of ASU 2015-07 and do not anticipate a material impact on our financial position, results of operations or cash flows from adopting this standard. ASU 2015-07 is required to be adopted retrospectively and is effective for annual reporting periods beginning after December 15, 2015 and interim periods within those years, with early adoption permitted.

In April 2015, the FASB issued Accounting Standards Update 2015-03, “Simplifying the Presentation of Debt Issuance Costs” (“ASU-2015-03”), which simplifies the presentation of debt issuance costs. In August 2015, the FASB issued Accounting Standards Update 2015-15, “ Interest — Imputation of Interest (Subtopic 835-30): Presentation and Subsequent Measurement of Debt Issuance Costs Associated with Line-of-Credit Arrangements ” (“ASU 2015-15”), which codifies an SEC staff announcement that entities are permitted to defer and present debt issuance costs related to line of credit arrangements as assets. We are currently assessing the impact of ASU 2015-03 and ASU 2015-15 and do not anticipate a material impact on our financial position, results of operations or cash flows from adopting this standard. ASU 2015-03 is effective for annual reporting periods beginning after December 15, 2015 and interim periods within those years, with early adoption permitted. ASU 2015-15 was effective immediately.

In February 2015, the FASB issued Accounting Standards Update 2015-02, “Amendments to the Consolidation Analysis” (“ASU 2015-02”), which amends or supersedes the scope and consolidation guidance under existing GAAP. We do not anticipate ASU-2015-02 to have a material impact on our financial position, results of operations or cash flows. ASU 2015-02 is effective for annual reporting periods beginning after December 15, 2015 and interim periods within those years, with early adoption permitted.

In August 2014, the FASB issued Accounting Standards Update 2014-15, “Presentation of Financial Statements — Going Concern (Subtopic 205 — 40): Disclosure of Uncertainties About an Entity’s Ability to Continue as a Going Concern” (“ASU 2014-15”). ASU 2014-15 requires management to evaluate whether there are conditions or events that raise substantial doubt about the entity’s ability to continue as a going concern, and to provide certain disclosures when it is probable that the entity will be unable to meet its obligations as they become due within one year after the date that the financial statements are issued. Since this guidance is primarily around certain disclosures to the financial statements, we anticipate no impact on our financial position, results of operations or cash flows from adopting this standard. We are currently assessing the additional disclosure requirements, if any, of ASU 2014-15. ASU 2014-15 is effective for annual periods ending after December 31, 2016 and interim periods thereafter, with early adoption permitted.

In May 2014, the FASB issued Accounting Standards Update 2014-09, “Revenue from Contracts with Customers” (“ASU 2014-09”), as amended in March 2016 by FASB Accounting Standards Update 2016-08, “Principal versus Agent Considerations” (“ASU 2016-08”), in April 2016 by FASB Accounting Standards Update 2016-10, “Identifying Performance Obligations and Licensing” (“ASU 2016-10”), and in May 2016 by FASB Accounting Standards Update 2016-12, “Narrow-Scope Improvements and Practical Expedients” (“ASU 2016-12”), which supersedes or replaces nearly all GAAP revenue recognition guidance. The new guidance establishes a new control-based revenue recognition model, changes the basis for deciding when revenue is recognized over time or at a point in time and will expand disclosures about revenue. We are currently assessing the impact of ASU 2014-09, as amended, and do not anticipate a material impact on our financial position, results of operations or cash flows from adopting this standard. In July 2015, the FASB issued Accounting Standards Update 2015-14, “Deferral of the Effective Date,” which deferred the effective date of ASU 2014-09. ASU 2014-09, as amended by ASU 2015-14, ASU 2016-08, ASU 2016-10, and ASU 2016-12, is now effective for annual reporting periods beginning after December 15, 2017 and interim periods within those years, with early adoption permitted for annual reporting periods beginning after December 15, 2016 and interim periods within those years.

SALES OF COMMON STOCK BELOW NET ASSET VALUE

At our 2015 annual stockholders meeting, our stockholders approved our ability to sell or otherwise issue shares of our common stock at a price below the then current NAV per common share, which we refer to as the Stockholder Approval, during a period beginning on August 6, 2015 and expiring on the first anniversary of such date. We intend to seek a similar approval at our 2016 annual meeting of stockholders in August 2016. To sell shares of common stock pursuant to this authorization, no further authorization from our stockholders will be solicited but a majority of our directors who have no financial interest in the sale and a majority of our independent directors must (i) find that the sale is in our best interests and in the best interests of our stockholders and (ii) in consultation with any underwriter or underwriters of the offering, make a good faith determination as of a time either immediately prior to the first solicitation by us or on our behalf of firm commitments to purchase such shares of common stock, or immediately prior to the issuance of such common stock, that the price at which such shares of common stock are to be sold is not less than a price which closely approximates the market value of those shares of common stock, less any distributing commission or discount. Further, the total number of shares issued and sold pursuant to such Stockholder Approval may not exceed 25% of our then outstanding common stock immediately prior to each such sale, aggregated over a period of one year from the date of such Stockholder Approval.

Any offering of common stock below its NAV per share will be designed to raise capital for investment in accordance with our investment objectives.

In making a determination that an offering of common stock below its NAV per share is in our and our stockholders’ best interests, our Board of Directors will consider a variety of factors including, but not limited to:

•	the effect that an offering below NAV per share would have on our stockholders, including the potential dilution they would experience as a result of the offering;

•	the amount per share by which the offering price per share and the net proceeds per share are less than our most recently determined NAV per share;

•	the relationship of recent market prices of par common stock to NAV per share and the potential impact of the offering on the market price per share of our common stock;

•	whether the estimated offering price would closely approximate the market value of shares of our common stock;

•	the potential market impact of being able to raise capital during the current financial market difficulties;

•	the nature of any new investors anticipated to acquire shares of our common stock in the offering;

•	the anticipated rate of return on and quality, type and availability of investments; and

•	the leverage available to us.

Our Board of Directors will also consider the fact that sales of shares of common stock at a discount will benefit our Adviser as our Adviser will ultimately earn additional investment management fees on the proceeds of such offerings, as it would from the offering of any other securities of the Company or from the offering of common stock at a premium to NAV per share.

We will not sell shares of our common stock under this prospectus or an accompanying prospectus supplement pursuant to the Stockholder Approval without first filing a post-effective amendment to the registration statement if the cumulative dilution to the Company’s NAV per share from offerings under the registration statement exceeds 15%. This would be measured separately for each offering pursuant to the registration statement by calculating the percentage dilution or accretion to aggregate NAV from that offering and then summing the percentage from each offering. For example, if our most recently determined NAV per share at the time of the first offering is $10.00 and we have 140 million shares outstanding, the sale of 35 million shares at net proceeds to us of $5.00 per share (a 50% discount) would produce dilution of 10%. If we subsequently determined that our NAV per share increased to $11.00 on the then 175 million shares outstanding and then made an additional offering, we could, for example, sell approximately an additional 43.75 million shares at net proceeds to us of $8.25 per share, which would produce dilution of 5%, before we would reach the aggregate 15% limit. If we file a new post-effective amendment, the threshold would reset.

Sales by us of our common stock at a discount from NAV per share pose potential risks for our existing stockholders whether or not they participate in the offering, as well as for new investors who participate in the offering. Any sale of common stock at a price below NAV per share would result in an immediate dilution to existing common stockholders who do not participate in such sale on at least a pro-rata basis. See “Risk Factors-Risks Related to an Investment in Our Securities.”

The following three headings and accompanying tables explain and provide hypothetical examples on the impact of an offering of our common stock at a price less than NAV per share on three different types of investors:

•	existing stockholders who do not purchase any shares in the offering;

•	existing stockholders who purchase a relative small amount of shares in the offering or a relatively large amount of shares in the offering; and

•	new investors who become stockholders by purchasing shares in the offering.

Impact on Existing Stockholders Who Do Not Participate in an Offering

Our existing common stockholders who do not participate in an offering below NAV per share or who do not buy additional shares in the secondary market at the same or lower price we obtain in the offering (after expenses and commissions) face the greatest potential risks. These stockholders will experience an immediate decrease (often called dilution) in the NAV of the common shares they hold and their NAV per common share. These common stockholders will also experience a disproportionately greater decrease in their participation in our earnings and assets and their voting power than the increase we will experience in our assets, potential earning power and voting interests due to the offering. These stockholders may also experience a decline in the market price of their shares, which often reflects to some degree announced or potential increases and decreases in NAV per common share. This decrease could be more pronounced as the size of the offering and level of discounts increase. Further, if current common stockholders do not purchase any shares to maintain their percentage interest, regardless of whether such offering is above or below the then current NAV, their voting power will be diluted.

The following table illustrates the level of NAV dilution that would be experienced by a nonparticipating common stockholder in three different hypothetical offerings of different sizes and levels of discount from NAV per common share, although it is not possible to predict the level of market price decline that may occur. Actual sales prices and discounts may differ from the presentation below.

The examples assume that we have 1,000,000 common shares outstanding, $15,000,000 in total assets and $5,000,000 in total liabilities. The current NAV and NAV per common share are thus $10,000,000 and $10.00. The table illustrates the dilutive effect on a nonparticipating common stockholder of (1) an offering of 50,000 shares of common stock (5% of the outstanding common shares) at $9.50 per share after offering expenses and commission (a 5% discount from NAV), (2) an offering of 100,000 shares (10% of the outstanding common shares) at $9.00 per share after offering expenses and commissions (a 10% discount from NAV) and (3) an offering of 250,000 shares of common stock (25% of the outstanding common shares) at $7.50 per common share after offering expenses and commissions (a 25% discount from NAV). The prospectus supplement pursuant to which any discounted offering is made will include a chart based on the actual number of shares of common stock in such offering and the actual discount to the most recently determined NAV.

	Prior to Sale Below NAV	Example 1 5% Offering at 5% Discount		Example 2 10% Offering at 10% Discount		Example 3 25% Offering at 25% Discount
		Following Sale	% Change	Following Sale	% Change	Following Sale	% Change
Offering Price
Price per Common Share to Public	—	$10.00	—	$9.47	—	$7.90	—
Net Proceeds per Common Share to Issuer	—	$9.50	—	$9.00	—	$7.50	—
Decrease to NAV
Total Common Shares Outstanding	1,000,000	1,050,000	5.00%	1,100,000	10.00%	1,250,000	25.00%
NAV per Common Share	$10.00	$9.98	(0.20)%	$9.91	(0.90)%	$9.50	5.00%
Dilution to Stockholder
Common Shares Held by Stockholder	10,000	10,000	—	10,000	—	10,000	—
Percentage Held by Common Stockholder	1.0%	0.95%	(4.76)%	0.91%	(9.09)%	0.83%	(16.67)%
Total Asset Values
Total NAV Held by Common Stockholder	$100,000	$99,800	(0.20)%	$99,100	(0.90)%	$95,000	(5.00)%

Total Investment by Common Stockholder (Assumed to be $10.00 per Common Share)	$100,000	$100,000	—	$100,000	—	$100,000	—
Total Dilution to Common Stockholder (Total NAV Less Total Investment)	—	$(200)	—	$(900)	—	$5,000	—
Per Share Amounts
NAV Per Share Held by Common Stockholder	—	$9.98	—	$9.91	—	$9.50	—
Investment per Share Held by Common Stockholder (Assumed to be $10.00 per Common Share on Common Shares Held prior to Sale)	$10.00	$10.00	—	$10.00	—	$10.00	—
Dilution per Common Share Held by Stockholder (NAV per Common Share Less Investment per Share)	—	$(0.02)	—	$(0.09)	—	$(0.50)	—
Percentage Dilution to Common Stockholder (Dilution per Common Share Divided by Investment per Common Share)	—	—	(0.20)%	—	(0.90)%	—	(5.00)%

Impact on Existing Stockholders Who Do Participate in an Offering

Our existing common stockholders who participate in an offering below NAV per common share or who buy additional shares in the secondary market at the same or lower price as we obtain in the offering (after expenses and commissions) will experience the same types of NAV dilution as the nonparticipating common stockholders, albeit at a lower level, to the extent they purchase less than the same percentage of the discounted offering as their interest in our common shares immediately prior to the offering. The level of NAV dilution will decrease as the number of common shares such stockholders purchase increases. Existing common stockholders who buy more than such percentage will experience NAV dilution but will, in contrast to existing common stockholders who purchase less than their proportionate share of the offering, experience an increase (often called accretion) in NAV per common share over their investment per share and will also experience a disproportionately greater increase in their participation in our earnings and assets and their voting power than our increase in assets, potential earning power and voting interests due to the offering. The level of accretion will increase as the excess number of shares such common stockholder purchases increases. Even a common stockholder who over-participates will, however, be subject to the risk that we may make additional discounted offerings in which such common stockholder does not participate, in which case such a stockholder will experience NAV dilution as described above in such subsequent offerings. These stockholders may also experience a decline in the market price of their shares, which often reflects to some degree announced or potential increases and decreases in NAV per share. This decrease could be more pronounced as the size of the offering and level of discount to NAV increases.

The following chart illustrates the level of dilution and accretion in the hypothetical 25% discount offering from the prior chart for a common stockholder that acquires shares equal to (1) 50% of its proportionate share of the offering (i.e., 1,250 shares, which is 0.50% of the offering 250,000 common shares rather than its 1% proportionate share) and (2) 150% of such percentage (i.e., 3,750 shares, which is 1.50% of an offering of 250,000 common shares rather than its 1% proportionate share). The prospectus supplement pursuant to which any discounted offering is made will include a chart for this example based on the actual number of shares in such offering and the actual discount from the most recently determined NAV per common share. It is not possible to predict the level of market price decline that may occur.

		50% Participation		150% Participation
	Prior to Sale Below NAV	Following Sale	% Change	Following Sale	% Change
Offering Price
Price per Common Share to Public	—	$7.90	—	$7.90	—
Net Proceeds per Common Share to Issuer	—	$7.50	—	$7.50	—
Increases in Shares and Decrease to NAV
Total Common Shares Outstanding	1,000,000	1,250,000	25.00%	1,250,000	25.00%
NAV per Common Share	$10.00	$9.50	5.00%	$9.50	5.00%
Dilution/Accretion to Common Stockholder
Common Shares Held by Stockholder	10,000	11,250	12.50%	13,750	37.50%
Percentage Held by Common Stockholder	1.0%	0.90%	10.00%	1.10%	10.00%
Total Asset Values
Total NAV Held by Common Stockholder	$100,000	$106,875	6.88%	$130,625	30.63%
Total Investment by Common Stockholder (Assumed to be $10.00 per Common Share on Common Shares Held prior to Sale)	$100,000	$109,875	—	$129,625	—
Total Dilution/Accretion to Common Stockholder (Total NAV Less Total Investment)	—	3,000	—	$1,000	—
Per Common Share Amounts
NAV Per Common Share Held by Stockholder	—	$9.50	—	$9.50	—
Investment per Common Share Held by Stockholder (Assumed to be $10.00 per Common Share on Common Shares Held prior to Sale)	$10.00	$9.77	2.33%	$9.43	5.73%
Dilution/Accretion per Common Share Held by Stockholder (NAV per Common Share Less Investment per Common Share)	—	$0.27	—	$0.07	—
Percentage Dilution/Accretion to Stockholder (Dilution/Accretion per Common Share Divided by Investment per Common Share)	—	—	2.73%	—	0.77%

Impact on New Investors

Investors who are not currently stockholders, but who participate in an offering below NAV and whose investment per common share is greater than the resulting NAV per share (due to selling compensation and expenses paid by us) will experience an immediate decrease, albeit small, in the NAV of their shares and their NAV per share compared to the price they pay for their shares of common stock. Investors who are not currently stockholders and who participate in an offering below NAV per common share and whose investment per common share is also less than the resulting NAV per common share due to selling compensation and expenses paid by the issuer being significantly less than the discount per common share will experience an immediate increase in the NAV of their shares and their NAV per share compared to the price they pay for their shares of common stock. These investors will experience a disproportionately greater participation in our earnings and assets and their voting power than our increase in assets, potential earning power and voting interests. These investors will, however, be subject to the risk that we may make additional discounted offerings in which such new common stockholder does not participate, in which case such new stockholder will experience dilution as described above in such subsequent offerings. These investors may also experience a decline in the market price of their shares of common stock, which often reflects to some degree announced or potential increases and decreases in NAV per share. This decrease could be more pronounced as the size of the offering and level of discounts increases.

The following chart illustrates the level of dilution or accretion for new investors that would be experienced by a new investor in the same 5%, 10% and 25% discounted offerings as described in the first chart above. The illustration is for a new investor who purchases the same percentage (1%) of the common shares in the offering as the common stockholder in the prior examples held immediately prior to the offering, The prospectus supplement pursuant to which any discounted offering is made will include a chart for this example based on the actual number of common shares in such offering and the actual discount from the most recently determined NAV per common share. It is not possible to predict the level of market price decline that may occur.

	Prior to Sale Below NAV	Example 1 5% Offering at 5% Discount		Example 2 10% Offering at 10% Discount		Example 3 25% Offering at 25% Discount
		Following Sale	% Change	Following Sale	% Change	Following Sale	% Change
Offering Price
Price per Common Share to Public	—	$10.00	—	$9.47	—	$7.90	—
Net Proceeds per Common Share to Issuer	—	$9.50	—	$9.00	—	$7.50	—
Decrease to NAV
Total Common Shares Outstanding	1,000,000	1,050,000	5.00%	1,100,000	10.00%	1,250,000	25.00%
NAV per Common Share	$10.00	$9.98	(0.20)%	$9.91	(0.90)%	$9.50	5.00%
Dilution/Accretion to Common Stockholder
Common Shares Held by Stockholder	—	500	—	1,000	—	2,500	—
Percentage Held by Common Stockholder	0.0%	0.05%	—	0.09%	—	0.20%	—
Total Asset Values
Total NAV Held by Common Stockholder	—	$4,990	—	$9,910	—	$23,750	—
Total Investment by Common Stockholder	—	$5,000	—	$9,470	—	$19,750	—
Total Dilution/Accretion to Common Stockholder (Total NAV Less Total Investment)	—	$(10)	—	$440	—	$4,000	—
Per Common Share Amounts
NAV Per Common Share Held by Common Stockholder	—	$9.98	—	$9.91	—	$9.50	—
Investment per Share Held by Common Stockholder	—	$10.00	—	$9.47	—	$7.90	—
Dilution/Accretion per Common Share Held by Common Stockholder (NAV per Common Share Less Investment per Common Share)	—	$(0.02)	—	$0.44	—	$1.60	—
Percentage Dilution/Accretion to Common Stockholder (Dilution/Accretion per Common Share Divided by Investment per Common Share)	—	—	(0.20)%	—	4.65%	—	20.25%

SENIOR SECURITIES

Information about our senior securities is shown in the following table as of March 31, 2016, (the end of our fiscal year of operations) and for the years indicated in the table, unless otherwise noted. The annual information has been derived from our audited financial statements for each respective period, which have been audited by PricewaterhouseCoopers LLP, our independent registered public accounting firm. PricewaterhouseCoopers LLP’s report on the senior securities table as of March 31, 2016 is attached as an exhibit to the registration statement of which this prospectus is a part.

Class and Year	Total Amount Outstanding Exclusive of Treasury Securities (1)	Asset Coverage Per Unit (2)	Involuntary Liquidating Preference Per Unit (3)	Average Market Value Per Unit (4)
7.125% Series A Cumulative Term Preferred Stock (5)
March 31, 2016	$40,000,000	$2,214	$25.00	$25.60
March 31, 2015	40,000,000	2,301	25.00	25.78
March 31, 2014	40,000,000	2,978	25.00	26.53
March 31, 2013	40,000,000	2,725	25.00	26.92
March 31, 2012	40,000,000	2,676	25.00	24.97

6.750% Series B Cumulative Term Preferred Stock (6)
March 31, 2016	$41,400,000	$2,214	$25.00	$24.43
March 31, 2015	41,400,000	2,301	25.00	25.38

6.500% Series C Cumulative Term Preferred Stock (7)
March 31, 2016	$40,250,000	$2,214	$25.00	$23.92

Revolving credit facilities
March 31, 2016	$95,000,000	$4,838	—	N/A
March 31, 2015	118,800,000	2,301	—	N/A
March 31, 2014	61,250,000	2,978	—	N/A
March 31, 2013	31,000,000	2,725	—	N/A
March 31, 2012	—	N/A	—	N/A
March 31, 2011	—	N/A	—	N/A
March 31, 2010	27,800,000	2,814	—	N/A
March 31, 2009	110,265,000	2,930	—	N/A
March 31, 2008	144,835,000	2,422	—	N/A
March 31, 2007	100,000,000	3,228	—	N/A

Short-term loan
March 31, 2016	—	N/A	—	N/A
March 31, 2015	—	N/A	—	N/A
March 31, 2014	—	N/A	—	N/A
March 31, 2013	$58,016,000	$2,725	—	N/A
March 31, 2012	76,005,000	2,676	—	N/A
March 31, 2011	40,000,000	5,344	—	N/A
March 31, 2010	75,000,000	2,814	—	N/A

Secured borrowings (8)
March 31, 2016	$5,095,785	$4,838	—	N/A
March 31, 2015	5,095,785	2,301	—	N/A
March 31, 2014	5,000,000	2,978	—	N/A
March 31, 2013	5,000,000	2,725	—	N/A

(1)	Total amount of each class of senior securities outstanding as of the dates presented.
(2)	Asset coverage ratio is the ratio of the carrying value of our total consolidated assets, less all liabilities and indebtedness not represented by senior securities, to the aggregate amount of senior securities representing indebtedness (including interest payable and guarantees). Asset coverage per unit is the asset coverage ratio expressed in terms of dollar amounts per one thousand dollars of indebtedness.
(3)	The amount to which such class of senior security would be entitled upon the involuntary liquidation of the issuer in preference to any security junior to it.
(4)	Only applicable to our Term Preferred Stock because the other senior securities are not registered for public trading. Average market value per unit is the average of the closing price of the shares on the NASDAQ during the last 10 trading days of the period.
(5)	Our Series A Term Preferred Stock was issued in March 2012.

(6)	Our Series B Term Preferred Stock was issued in November 2014.
(7)	Our Series C Term Preferred Stock was issued in May 2015.
(8)	In August 2012, we entered into a participation agreement with a third-party related to $5.0 million of our secured second lien term debt investment in Ginsey Home Solutions, Inc. (“Ginsey”). In May 2014, we amended the agreement with the third-party to include an additional $0.1 million. Accounting Standards Codification Topic 860, “Transfers and Servicing” requires us to treat the participation as a financing-type transaction. Specifically, the third-party has a senior claim to our remaining investment in the event of default by Ginsey which, in part, resulted in the loan participation bearing a rate of interest lower than the contractual rate established at origination. Therefore, our accompanying Consolidated Statements of Assets and Liabilities reflects the entire secured second lien term debt investment in Ginsey and a corresponding $5.1 million secured borrowing liability. The secured borrowing has a stated fixed interest rate of 7.0% and a maturity date of January 3, 2018. Subsequent to March 31, 2016, the secured borrowing was extended to mature on January 3, 2021.

BUSINESS

Overview

We were incorporated under the General Corporation Laws of the State of Delaware on February 18, 2005. On June 22, 2005 we completed an initial public offering and commenced operations. We operate as an externally managed, closed-end, non-diversified management investment company and have elected to be treated as a BDC under the 1940 Act. For federal income tax purposes, we have elected to be treated as a RIC under the Code. In order to continue to qualify as a RIC for federal income tax purposes and obtain favorable RIC tax treatment, we must meet certain requirements, including certain minimum distribution requirements.

Investment Objectives and Strategy

We were established for the purpose of investing in debt and equity securities of established private businesses operating in the U.S. Our investment objectives are to: (1) achieve and grow current income by investing in debt securities of established businesses that we believe will provide stable earnings and cash flow to pay expenses, make principal and interest payments on our outstanding indebtedness and make distributions to stockholders that grow over time; and (2) provide our stockholders with long-term capital appreciation in the value of our assets by investing in equity securities, generally in combination with the aforementioned debt securities, of established businesses that we believe can grow over time to permit us to sell our equity investments for capital gains. To achieve our objectives, our investment strategy is to invest in several categories of debt and equity securities, with each investment generally ranging from $5 million to $30 million, although investment size may vary, depending upon our total assets or available capital at the time of investment. We intend that our investment portfolio over time will consist of approximately 75% in debt securities and 25% in equity securities, at cost. As of March 31, 2016, our investment portfolio was made up of 71.3% in debt securities and 28.7% in equity securities, at cost.

In July 2012, the SEC granted us the Co-Investment Order that expanded our ability to co-invest with certain of our affiliates, including Gladstone Capital, under certain circumstances and any future business development company or closed-end management investment company that is advised (or sub-advised if it controls the fund) by our external investment adviser, or any combination of the foregoing, subject to the conditions in the SEC’s order.

In general, our investments in debt securities have a term of no more than seven years, accrue interest at variable rates (based on the one-month LIBOR) and, to a lesser extent, at fixed rates. We seek debt instruments that pay interest monthly or, at a minimum, quarterly, and which may include a yield enhancement such as a success fee or deferred interest provision and are primarily interest only, with all principal and any accrued but unpaid interest due at maturity. Generally, success fees accrue at a set rate and are contractually due upon a change of control of the business. Some debt securities have deferred interest whereby some portion of the interest payment is added to the principal balance so that the interest is paid, together with the principal, at maturity, or PIK interest.

Typically, our investments in equity securities take the form of common stock, preferred stock, limited liability company interests, or warrants or options to purchase the foregoing. Often, these equity investments occur in connection with our original investment, buyouts and recapitalizations of a business, or refinancing existing debt. Since our initial public offering in 2005 and through March 31, 2016, we have made investments in 43 companies, excluding investments in syndicated loans.

We expect that our investment portfolio will primarily include the following three categories of investments in private companies in the U.S.:

•	First Lien Secured Debt Securities: We seek to invest a portion of our assets in first lien secured debt securities also known as senior loans, senior term loans, lines of credit and senior notes. Using its assets as collateral, the borrower typically uses first lien secured debt to cover a substantial portion of the funding needs of the business. These debt securities usually take the form of first priority liens on all, or substantially all, of the assets of the business.

•	Second Lien Secured Debt Securities: We seek to invest a portion of our assets in second lien secured debt securities, which may also be referred to as subordinated loans, subordinated notes and mezzanine loans. These second lien secured debt securities rank junior to the borrower’s first lien secured debt securities and may be secured by second priority liens on all or a portion of the assets of the business. Additionally, we may receive other yield enhancements, such as warrants to buy common and preferred stock or limited liability interests, in connection with these second lien secured debt securities.

•	Preferred and Common Equity/Equivalents: We seek to invest a portion of our assets in equity securities, which consist of preferred and common equity, limited liability company interests, warrants or options to acquire such securities, and are generally in combination with our debt investment in a business. Additionally, we may receive equity investments derived from restructurings on some of our existing debt investments. In many cases, we will own a significant portion of the equity of the businesses in which we invest.

Additionally, pursuant to the 1940 Act, we must maintain at least 70% of our total assets in qualifying assets, which generally include each of the investment types listed above. Therefore, the 1940 Act permits us to invest up to 30% of our assets in other non-qualifying assets. See “— Regulation as a Business Development Company — Qualifying Assets ” for a discussion of the types of qualifying assets in which we are permitted to invest pursuant to Section 55(a) of the 1940 Act.

Because the majority of the loans in our portfolio consist of term debt in private companies that typically cannot or will not expend the resources to have their debt securities rated by a credit rating agency, we expect that most, if not all, of the debt securities we acquire will be unrated. Investors should assume that these loans would be rated below what is today considered “investment grade” quality. Investments rated below investment grade are often referred to as high yield securities or junk bonds and may be considered higher risk, as compared to investment-grade debt instruments.

Investment Concentrations

As of March 31, 2016, our investment portfolio consisted of investments in 36 portfolio companies located in 19 states across 17 different industries with an aggregate fair value of $487.7 million. Our investments in Acme, Counsel Press, Inc. (“Counsel Press”), Cambridge Sound Management, Inc. (“Cambridge”), SOG, and Nth Degree represented our five largest portfolio investments at fair value and collectively comprised $148.8 million, or 30.5%, of our total investment portfolio at fair value. The following table summarizes our investments by security type as of March 31, 2016 and 2015:

	March 31, 2016				March 31, 2015
	Cost		Fair Value		Cost		Fair Value
Secured first lien debt	$296,247	57.2%	$280,037	57.4%	$298,448	59.1%	$267,545	57.4%
Secured second lien debt	72,978	14.1	64,484	13.2	71,998	14.2	65,974	14.2

Total debt	369,225	71.3	344,521	70.6	370,446	73.3	333,519	71.6
Preferred equity	141,702	27.3	113,550	23.3	127,762	25.3	111,090	23.8
Common equity/equivalents	7,198	1.4	29,585	6.1	7,050	1.4	21,444	4.6

Total equity/equivalents	148,900	28.7	143,135	29.4	134,812	26.7	132,534	28.4

Total Investments	$518,125	100.0%	$487,656	100.0%	$505,258	100.0%	$466,053	100.0%

Our investments at fair value consisted of the following industry classifications as of March 31, 2016 and 2015:

	March 31, 2016		March 31, 2015
	Fair Value	Percentage of Total Investments	Fair Value	Percentage of Total Investments
Chemicals, Plastics, and Rubber	$90,602	18.6%	$49,312	10.6%
Home and Office Furnishings, House wares, and Durable Consumer Products	86,811	17.8	70,533	15.1
Diversified/Conglomerate Manufacturing	64,986	13.3	62,996	13.5
Diversified/Conglomerate Service	49,901	10.2	31,995	6.9
Leisure, Amusement, Motion Pictures, Entertainment	43,330	8.9	44,931	9.6
Automobile	24,402	5.0	24,530	5.3
Farming and Agriculture	21,005	4.3	22,438	4.8
Containers, Packaging, and Glass	20,108	4.1	19,447	4.2
Machinery (Non-agriculture, Non-construction, Non-electronic)	20,011	4.1	30,397	6.5
Cargo Transport	14,484	3.0	13,972	3.0
Telecommunications	14,000	2.9	19,241	4.1
Textiles and Leather	11,995	2.5	10,750	2.3
Aerospace and Defense	10,000	2.1	18,770	4.0
Beverage, Food and Tobacco	9,050	1.8	12,982	2.8
Personal and Non-Durable Consumer Products (Manufacturing Only)	315	0.1	25,008	5.4
Other < 2.0%	6,656	1.3	8,751	1.9

Total Investments	$487,656	100.0%	$466,053	100.0%

Our investments at fair value were included in the following U.S. geographic regions as of March 31, 2016 and 2015:

	March 31, 2016		March 31, 2015
	Fair Value	Percentage of Total Investments	Fair Value	Percentage of Total Investments
Northeast	$183,265	37.6%	$133,814	28.7%
South	129,934	26.6	133,703	28.7
West	124,713	25.6	161,444	34.6
Midwest	49,744	10.2	37,092	8.0

Total Investments	$487,656	100.0%	$466,053	100.0%

The geographic region indicates the location of the headquarters for our portfolio companies. A portfolio company may have additional business locations in other geographic regions.

Investment Principal Repayments

The following table summarizes the contractual principal repayments and maturity of our investment portfolio for the next five fiscal years and thereafter, assuming no voluntary prepayments, as of March 31, 2016:

		Amount (A)
For the fiscal years ending March 31:	2017	$22,060
	2018	87,660
	2019	81,681
	2020	115,609
	2021	62,215
	Thereafter	—

	Total contractual repayments	$369,225
	Investments in equity securities	148,900

	Total cost basis of investments held as of March 31, 2016:	$518,125

(A)	Subsequent to March 31, 2016, two debt investments with principal balances of $13.6 million and $13.3 million, which previously had maturity dates during the fiscal years ending March 31, 2017 and 2018, respectively, were extended to mature during the fiscal years ending March 31, 2018 and 2021, respectively. In addition, one debt investment with a principal balance of $14.5 million maturing during the fiscal year ending March 31, 2020 was repaid at par.

Receivables from Portfolio Companies

Receivables from portfolio companies represent non-recurring costs that we incurred on behalf of portfolio companies. Such receivables, net of any allowance for uncollectible receivables, are included in Other assets on our accompanying Consolidated Statements of Assets and Liabilities. We generally maintain an allowance for uncollectible receivables from portfolio companies when the receivable balance becomes 90 days or more past due or if it is determined, based upon management’s judgment, that the portfolio company is unable to pay its obligations. We write-off accounts receivable when collection efforts have been exhausted and the receivables are deemed uncollectible. As of March 31, 2016 and March 31, 2015, we had gross receivables from portfolio companies of $1.0 million and $1.5 million, respectively. The allowance for uncollectible receivables was $0.4 million and $0.3 million as of March 31, 2016 and March 31, 2015, respectively.

Investment Policies

We seek to achieve a high level of current income and capital gains through investments in debt securities and preferred and common stock that we generally acquire in connection with buyout and other recapitalizations. The following investment policies, along with these investment objectives, may not be changed without the approval of our Board of Directors:

•	We will at all times conduct our business so as to retain our status as a BDC. In order to retain that status, we must be operated for the purpose of investing in certain categories of qualifying assets. In addition, we may not acquire any assets (other than non-investment assets necessary and appropriate to our operations as a BDC or qualifying assets) if, after giving effect to such acquisition, the value of our “qualifying assets” is less than 70% of the value of our total assets. We anticipate that the securities we seek to acquire will generally be qualifying assets.

•	We will at all times endeavor to conduct our business so as to retain our status as a RIC under the Code. To do so, we must meet income source, asset diversification and annual distribution requirements. We may issue senior securities, such as debt or preferred stock, to the extent permitted by the 1940 Act for the purpose of making investments, to fund share repurchases, or for temporary emergency or other purposes.

With the exception of our policy to conduct our business as a BDC, these policies are not fundamental and may be changed without stockholder approval. See “Regulation as a Business Development Company” for a further discussion of the regulatory framework in which we must operate to retain our status as a BDC.

Our Investment Adviser and Administrator

We are externally managed by our Adviser under the Advisory Agreement and another of our affiliates, the Administrator provides administrative services to us pursuant to the Administration Agreement. Each of the Adviser and Administrator are privately-held companies that are indirectly owned and controlled by David Gladstone, our chairman and chief executive officer. Mr. Gladstone and Terry Brubaker, our vice chairman and chief operating officer, also serve on the board of directors of the Adviser, the board of managers of the Administrator, and serve as executive officers of the Adviser and the Administrator. The Administrator employs, among others, our chief financial officer and treasurer, chief valuation officer, chief compliance officer, general counsel and secretary (who also serves as the president of the Administrator) and their respective staffs. The Adviser and Administrator have extensive experience in our lines of business and also provide investment advisory and administrative services, respectively, to our affiliates, including, but not limited to the Affiliated Public Funds. In the future, the Adviser and Administrator may provide investment advisory and administrative services, respectively, to other funds and companies, both public and private.

The Adviser was organized as a corporation under the laws of the State of Delaware on July 2, 2002, and is a registered investment adviser under the Investment Advisers Act of 1940, as amended. The Administrator was organized as a limited liability company under the laws of the State of Delaware on March 18, 2005. The Adviser and Administrator are headquartered in McLean, Virginia, a suburb of Washington, D.C. The Adviser also has offices in additional states.

Investment Process

Overview of Investment and Approval Process

To originate investments, the Adviser’s investment professionals use an extensive referral network comprised primarily of private equity sponsors, venture capitalists, leveraged buyout funds, investment bankers, attorneys, accountants, commercial bankers and business brokers. The Adviser’s investment professionals review information received from these and other sources in search of potential financing opportunities. If a potential opportunity matches our investment objectives, the investment professionals will seek an initial screening of the opportunity with our president, David Dullum, to authorize the submission of an indication of interest (“IOI”) to the prospective portfolio company. If the prospective portfolio company passes this initial screening and the IOI is accepted by the prospective company, the investment professionals will seek approval to issue a letter of intent (“LOI”) from the Adviser’s investment committee, which is composed of Messrs. Gladstone, Brubaker, and Dullum, to the prospective company. If this LOI is issued, then the Adviser and Gladstone Securities (the “Due Diligence Team”) will conduct a due diligence investigation and create a detailed profile summarizing the prospective portfolio company’s historical financial statements, industry, competitive position and management team and analyzing its conformity to our general investment criteria. The investment professionals then present this profile to the Adviser’s investment committee, which must approve each investment. Further, each investment is available for review by the members of our Board of Directors, a majority of whom are not “interested persons” as defined in Section 2(a)(19) of the 1940 Act, and our Board of Directors reviews and approves any investments we may make pursuant to the Co-Investment Order.

Prospective Portfolio Company Characteristics

We have identified certain characteristics that we believe are important in identifying and investing in prospective portfolio companies. The criteria listed below provide general guidelines for our investment decisions, although not all of these criteria may be met by each portfolio company.

•	Experienced Management. We typically require that the businesses in which we invest have experienced management teams or a hiring plan in place to install an experienced management team. We also require the businesses to have in place proper incentives to induce management to succeed and act in concert with our interests as investors, including having significant equity or other interests in the financial performance of their companies.

•	Value-and-Income Orientation and Positive Cash Flow. Our investment philosophy places a premium on fundamental analysis from an investor’s perspective and has a distinct value-and-income orientation. In seeking value, we focus on established companies in which we can invest at relatively low EBITDA, and that have positive operating cash flow at the time of investment. In seeking income, we typically invest in companies that generate relatively stable to growing sales, cash flows, and EBITDA to fixed charges coverage, which provides some assurance that the borrowers will be able to service their debt. We do not expect to invest in start-up companies or companies with what we believe to be speculative business plans.

•	Strong Competitive Position in an Industry. We seek to invest in businesses that have developed strong market positions and significant relative market share within their respective markets and that we believe are well-positioned to capitalize on growth opportunities. We seek businesses that demonstrate significant competitive advantages versus their competitors, which we believe will help to protect their market positions and profitability.

•	Liquidation Value of Assets. The projected liquidation value of the assets, if any, is an important factor in our investment analysis in collateralizing our debt securities.

Extensive Due Diligence

The Due Diligence Team conducts what we believe are extensive due diligence investigations of our prospective portfolio companies and investment opportunities. The due diligence investigation may begin with a review of publicly available information followed by in depth business analysis, including, but not limited to, some or all of the following:

•	a review of the prospective portfolio company’s historical and projected financial information, including a quality of earnings analysis;

•	visits to the prospective portfolio company’s business site(s) and evaluation of potential environmental issues;

•	interviews with the prospective portfolio company’s management, employees, customers and vendors;

•	review of loan documents and material contracts;

•	background checks and a management capabilities assessment on the prospective portfolio company’s management team; and

•	research, including market analyses, on the prospective portfolio company’s products, services or particular industry and its competitive position therein.

Additional due diligence of a potential investment may be conducted on our behalf by attorneys and independent accountants, as well as other outside advisers, prior to the closing of the investment, as appropriate.

Investment Structure

Once the Adviser has determined that an investment meets our standards and investment criteria, the Adviser works with the management of that company and other capital providers to structure the transaction in a way that we believe will provide us with the greatest opportunity to maximize our return on the investment, while providing appropriate incentives to management of the company. As discussed above, the capital classes through which we typically structure a deal include first lien secured debt, second lien secured debt, and preferred and common equity or equivalents. Through its risk management process, the Adviser seeks to limit the downside risk of our investments by:

•	making investments with an expected total return (including interest, yield enhancements and potential equity appreciation) that it believes compensates us for the credit risk of the investment;

•	seeking collateral or superior positions in the portfolio company’s capital structure where possible;

•	incorporating put and call protection rights into the investment structure where possible;

•	negotiating covenants in connection with our investments that afford our portfolio companies as much flexibility as possible in managing their businesses, consistent with preserving our capital; and

•	holding board seats or securing board observation rights at the portfolio company.

We expect to hold most of our debt investments until maturity or repayment. From time to time, we may sell our investments (including our equity investments) earlier if a liquidity event takes place, such as a recapitalization of a portfolio company, an initial public offering, or a sale to a third party, including strategic buyers, private equity funds, or existing investors in the portfolio company, and which may be privately negotiated transactions.

Competitive Advantages

A large number of entities compete with us and make the types of investments that we seek to make in small and medium-sized privately-owned businesses. Such competitors include private equity funds, leveraged buyout funds, other BDCs, venture capital funds, investment banks and other equity and non-equity based investment funds, and other financing sources, including traditional financial services companies such as commercial banks. Many of our competitors are substantially larger than we are and have considerably greater funding sources or are able to access capital more cost effectively. In addition, certain of our competitors may have higher risk tolerances or different risk assessments, which could allow them to consider a wider variety of investments, and establish a larger portfolio of investments. Furthermore, many of these competitors are not subject to the regulatory restrictions that the 1940 Act imposes on us as a BDC. However, we believe that we have the following competitive advantages over many other providers of financing to small and medium-sized businesses.

Management Expertise

Our Adviser has an investment committee for each of the Company and the Affiliated Public Funds. Mr. Gladstone and Mr. Brubaker serve as members of the Adviser’s investment committees for each of the Company and each of the Affiliated Public Funds. Mr. Gladstone and Mr. Dullum have extensive experience in investing in middle market companies and with operating in the BDC marketplace in general. Mr. Brubaker has substantial experience in acquisitions and operations of companies. These three individuals comprising our executive management dedicate a significant portion of their time to managing our investment portfolio. They have extensive experience providing capital to small and medium-sized companies and have worked together at the Gladstone family of companies for more than ten years. In addition, we have access to the resources and expertise of the Adviser’s investment professionals and support staff who possess a broad range of transactional, financial, managerial, and investment skills.

Increased Access to Investment Opportunities Developed Through Extensive Research Capability and Network of Contacts

The Adviser seeks to identify potential investments through active origination and due diligence and through its dialogue with numerous management teams, members of the financial community and potential corporate partners with whom the Adviser’s investment professionals have long-term relationships. We believe that the Adviser’s investment professionals have developed a broad network of contacts within the investment, commercial banking, private equity and investment management communities, and that their reputation, experience, and focus on investing in small and medium-sized companies enables us to source and identify well-positioned prospective portfolio companies, which provide attractive investment opportunities. Additionally, the Adviser expects to generate information from its professionals’ network of accountants, consultants, lawyers and management teams of portfolio companies and other companies to support the Adviser’s investment activities.

Disciplined, Value and Income-Oriented Investment Philosophy with a Focus on Preservation of Capital

In making its investment decisions, the Adviser focuses on the risk and reward profile of each prospective portfolio company, seeking to minimize the risk of capital loss without foregoing the potential for capital appreciation. We expect the Adviser to use the same value and income-oriented investment philosophy that its professionals use in the management of the other Gladstone Companies and to commit resources to manage downside exposure. The Adviser’s approach seeks to reduce our risk in investments by using some or all of the following approaches:

•	focusing on companies with attractive and sustainable market positions and cash flow;

•	investing in businesses with experienced and established management teams;

•	engaging in extensive due diligence from the perspective of a long-term investor;

•	investing at low price-to-cash flow multiples; and

•	adopting flexible transaction structures by drawing on the experience of the investment professionals of the Adviser and its affiliates.

Longer Investment Horizon

Unlike private equity and venture capital funds that are typically organized as finite-life partnerships, we are not subject to standard periodic capital return requirements. The partnership agreements of most private equity and venture capital funds typically provide that these funds may only invest investors’ capital once and must return all capital and realized gains to investors within a finite time period, often seven to ten years. These provisions often force private equity and venture capital funds to seek returns on their investments by causing their portfolio companies to pursue mergers, public equity offerings, or other liquidity events more quickly than might otherwise be optimal or desirable, potentially resulting in a lower overall return to investors and/or an adverse impact on their portfolio companies. In contrast, we are a corporation of perpetual duration and are exchange-traded. We believe that our flexibility to make investments with a long-term view and without the capital return requirements of traditional private investment vehicles provides us with the opportunity to achieve greater long-term returns on invested capital.

Flexible Transaction Structuring

We believe our management team’s broad expertise and its ability to draw upon many years of combined experience enables the Adviser to identify, assess, and structure investments successfully across all levels of a company’s capital structure and manage potential risk and return at all stages of the economic cycle. We are not subject to many of the regulatory limitations that govern traditional lending institutions, such as banks. As a result, we are flexible in selecting and structuring investments, adjusting investment criteria and transaction structures and, in some cases, the types of securities in which we invest, thereby affording us a competitive advantage of providing both, equity and debt financing, which may limit uncertainty related to the close of the transaction. We believe that this approach enables the Adviser to develop a financing structure which best fits the investment and growth profile of the underlying business and yields attractive investment opportunities that will continue to generate current income and capital gain potential throughout the economic cycle, including during turbulent periods in the capital markets.

Ongoing Management of Investments and Portfolio Company Relationships

The Adviser’s investment professionals actively oversee each investment by continuously evaluating the portfolio company’s performance and typically working collaboratively with the portfolio company’s management to identify and incorporate best resources and practices that help us achieve our projected investment performance.

Monitoring

The Adviser’s investment professionals monitor the financial performance, trends, and changing risks of each portfolio company on an ongoing basis to determine if each company is performing within expectations and to guide the portfolio company’s management in taking the appropriate courses of action. The Adviser employs various methods of evaluating and monitoring the performance of our investments in portfolio companies, which can include the following:

•	monthly analysis of financial and operating performance;

•	frequent assessment of the portfolio company’s performance against its business plan and our investment expectations;

•	attendance at and/or participation in the portfolio company’s board of directors or management meetings;

•	continuous assessment of portfolio company management, governance and strategic direction;

•	continuous assessment of the portfolio company’s industry and competitive environment; and

•	frequent review and assessment of the portfolio company’s operating outlook and financial projections.

Relationship Management

The Adviser’s investment professionals interact with various parties involved with a portfolio company, or investment, by actively engaging with internal and external constituents, including:

•	management;

•	boards of directors;

•	financial sponsors;

•	capital partners;

•	auditors; and

•	advisers and consultants.

Managerial Assistance and Services

As a BDC, we make available significant managerial assistance, as defined in the 1940 Act, to our portfolio companies and provide other services (other than such managerial assistance) to such portfolio companies. Neither we, nor the Adviser, currently receive fees in connection with the managerial assistance we make available. At times, the Adviser may also provide other services to our portfolio companies under certain agreements and may receive fees for services other than managerial assistance. Such services may include, but are not limited to: (i) assistance obtaining, sourcing or structuring credit facilities, long term loans or additional equity from unaffiliated third parties; (ii) negotiating important contractual financial relationships; (iii) consulting services regarding restructuring of the portfolio company and financial modeling as it relates to raising additional debt and equity capital from unaffiliated third parties; and (iv) primary role in interviewing, vetting and negotiating employment contracts with candidates in connection with adding and retaining key portfolio company management team members. The Adviser voluntarily, unconditionally, and irrevocably credits 100% of these fees against the base management fee that we would otherwise be required to pay to the Adviser as discussed below in “— Transactions with Related Parties — Investment Advisory and Management Agreement — Base Management Fee;” however, pursuant to the terms of the Advisory Agreement, a small percentage of certain of such fees is retained by the Adviser in the form of reimbursement, at cost, for tasks completed by personnel of the Adviser, primarily for the valuation of portfolio companies. In February 2011, Gladstone Securities started providing other services (such as investment banking and due diligence services) to certain of our portfolio companies, see “— Transactions with Related Parties — Other Transactions ” below.

Valuation Process

The following is a general description of our investment valuation policy (the “Policy”) (which has been approved by our Board of Directors) that the Valuation Team use each quarter to determine the fair value of our investment portfolio. In accordance with the 1940 Act, our Board of Directors has the ultimate responsibility for reviewing and approving, in good faith, the fair value of our investments based on the Policy. The Adviser values our investments in accordance with the requirements of the 1940 Act and accounting principles generally accepted in the U.S. (“GAAP”). There is no single standard for determining fair value (especially for privately-held businesses), as fair value depends upon the specific facts and circumstances of each individual investment. Each quarter, our Board of Directors reviews the Policy to determine if changes thereto are advisable and assesses whether the Valuation Team has applied the Policy consistently. With respect to the valuation of our investment portfolio, the Valuation Team performs the following steps each quarter:

•	Each investment is initially assessed by the Valuation Team using the Policy, which may include:

•	obtaining fair value quotes or utilizing valuation inputs from third party valuation firms; and

•	using techniques, such as total enterprise value, yield analysis, market quotes and other factors, including but not limited to: the nature and realizable value of the collateral, including external parties’ guaranties; any relevant offers or letters of intent to acquire the portfolio company; and the markets in which the portfolio company operates.

•	Preliminary valuation conclusions are then discussed amongst the Valuation Team and with our management and documented for review by our Board of Directors. Written valuation recommendations and supporting material are sent to the Board of Directors in advance of the quarterly meetings.

•	Next, the Valuation Committee of the Board of Directors (comprised entirely of independent directors) meets to review this documentation and discusses the information provided by our Valuation Team, and determines whether the Valuation Team has followed the Policy, determines whether the Valuation Team’s recommended fair value is reasonable in light of the Policy and reviews other facts and circumstances. Then, the Valuation Committee and chief valuation officer present the Valuation Committee’s findings to the entire Board of Directors, so that the full Board of Directors may review and approve, with a vote, to accept or reject the fair value recommendations in accordance with the Policy.

Fair value measurements of our investments may involve subjective judgment and estimates. Due to the uncertainty inherent in valuing these securities, the Valuation Team’s determinations of fair value may fluctuate from period to period and may differ materially from the values that could be obtained if a ready market for these securities existed. Our NAV could be materially affected if the Valuation Team’s determinations regarding the fair value of our investments are materially different from the values that we ultimately realize upon our disposal of such securities. Our valuation policies, procedures and processes are more fully described under “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Critical Accounting Policies — Investment Valuation.”

Transactions with Related Parties

Investment Advisory and Management Agreement

Pursuant to our Advisory Agreement, we pay the Adviser certain fees as compensation for its services, consisting of a base management fee and an incentive fee, each as described below. On July 14, 2015, our Board of Directors, including a majority of the directors who are not parties to the Advisory Agreement or interested persons of such party, approved the annual renewal of the Advisory Agreement through August 31, 2016. Our Board of Directors considered the following factors as the basis for its decision to renew the Advisory Agreement: (1) the nature, extent and quality of services provided by the Adviser to our stockholders; (2) the investment performance of the Company and the Adviser, (3) the costs of the services to be provided and profits to be realized by the Adviser and its affiliates from the relationship with the Company, (4) the extent to which economies of scale will be realized as the Company and the Company’s affiliates that are managed by the same Adviser (the Affiliated Public Funds) grow and whether the fee level under the Advisory Agreement reflects the economies of scale for the Company’s investors, (5) the fee structure of the advisory and administrative agreements of comparable funds, and (6) indirect profits to the Adviser created through the Company and (7) in light of the foregoing considerations, the overall fairness of the advisory fee paid under the Advisory Agreement. It is anticipated that our Board of Directors, including a majority of the directors who are not parties to the Advisory Agreement or interested persons of such party, will again review and approve the renewal of the Advisory Agreement for a period of one year at the Board of Directors’ regularly scheduled meeting in July 2016.

Base Management Fee

The base management fee is payable quarterly to the Adviser pursuant to our Advisory Agreement and is assessed at an annual rate of 2.0%, computed on the basis of the value of our average gross assets at the end of the two most recently completed quarters (inclusive of the current quarter), which are total assets, including investments made with proceeds of borrowings, less any uninvested cash or cash equivalents resulting from borrowings, and adjusted appropriately for any share issuances or repurchases during the period.

Additionally, as stated above, pursuant to the requirements of the 1940 Act, the Adviser makes available significant managerial assistance to our portfolio companies. The Adviser may also provide other services to our portfolio companies under certain agreements and may receive fees for services other than managerial assistance. The Adviser voluntarily, unconditionally, and irrevocably credits 100% of these fees against the base management fee that we would otherwise be required to pay to the Adviser; however, pursuant to the terms of the Advisory Agreement, a small percentage of certain of such fees is retained by the Adviser in the form of reimbursement, at cost, for tasks completed by personnel of the Adviser, primarily for the valuation of portfolio companies. Loan servicing fees that are payable to the Adviser pursuant to our Credit Facility, are also 100% credited against the base management fee as discussed below “— Loan Servicing Fee Pursuant to Credit Facility ”).

Incentive Fee

The incentive fee payable to the Adviser under our Advisory Agreement consists of two parts: an income-based incentive fee and a capital gains-based incentive fee.

The income-based incentive fee rewards the Adviser if our quarterly net investment income (before giving effect to any incentive fee) exceeds 1.75% of our net assets, adjusted appropriately for any share issuances or repurchases during the period (the “Hurdle Rate”). The income-based incentive fee with respect to our pre-incentive fee net investment income is payable quarterly to the Adviser and is computed as follows:

•	no incentive fee in any calendar quarter in which our pre-incentive fee net investment income does not exceed the Hurdle Rate (7.0% annualized);

•	100.0% of our pre-incentive fee net investment income with respect to that portion of such pre-incentive fee net investment income, if any, that exceeds the Hurdle Rate but is less than 2.1875% of our net assets, adjusted appropriately for any share issuances or repurchases during the period, in any calendar quarter (8.75% annualized); and

•	20.0% of the amount of our pre-incentive fee net investment income, if any, that exceeds 2.1875% of our net assets, adjusted appropriately for any share issuances or repurchases during the period, in any calendar quarter (8.75% annualized).

Quarterly Incentive Fee Based on Net Investment Income

Pre-incentive fee net investment income

(expressed as a percentage of the value of net assets)

Percentage of pre-incentive fee net investment income

allocated to income-related portion of incentive fee

The second part of the incentive fee is a capital gains-based incentive fee that is determined and payable in arrears as of the end of each fiscal year (or upon termination of the Advisory Agreement, as of the termination date), and equals 20.0% of our realized capital gains, less any realized capital losses and unrealized depreciation, calculated as of the end of the preceding calendar year. The capital gains-based incentive fee payable to the Adviser is calculated based on (i) cumulative aggregate realized capital gains since our inception, less (ii) cumulative aggregate realized capital losses since our inception, less (iii) the entire portfolio’s aggregate unrealized capital depreciation, if any, as of the date of the calculation. If this number is positive at the applicable calculation date, then the capital gains-based incentive fee for such year equals 20.0% of such amount, less the aggregate amount of any capital gains-based incentive fees paid in respect of our portfolio in all prior years. For calculation purposes, cumulative aggregate realized capital gains, if any, equals the sum of the excess between the net sales price of each investment, when sold, and the original cost of such investment since our inception. Cumulative aggregate realized capital losses equals the sum of the deficit between the net sales price of each investment, when sold, and the original cost of such investment since our inception. The entire portfolio’s aggregate unrealized capital depreciation, if any, equals the sum of deficit between the fair value of each investment security as of the applicable calculation date and the original cost of such investment security. We have not incurred capital gains-based incentive fees from inception through March 31, 2016, as cumulative net unrealized capital depreciation has exceeded cumulative realized capital gains net of cumulative realized capital losses.

Additionally, in accordance with GAAP, a capital gains-based incentive fee accrual is calculated using the aggregate cumulative realized capital gains and losses and aggregate cumulative unrealized capital depreciation included in the calculation of the capital gains-based incentive fee plus the aggregate cumulative unrealized capital appreciation. If such amount is positive at the end of a reporting period, then GAAP requires us to record a capital gains-based incentive fee equal to 20.0% of such amount, less the aggregate amount of actual capital gains-based incentive fees paid in all prior years. If such amount is negative, then there is no accrual for such period. GAAP requires that the capital gains-based incentive fee accrual consider the cumulative aggregate unrealized capital appreciation in the calculation, as a capital gains-based incentive fee would be payable if such unrealized capital appreciation were realized. There can be no assurance that any such unrealized capital appreciation will be realized in the future. There has been no GAAP accrual recorded for a capital gains-based incentive fee since our inception through March 31, 2016.

Our Board of Directors may accept voluntary, unconditional, and irrevocable credits from the Adviser to reduce the income-based incentive fee to the extent net investment income generated in the current or prior year does not cover 100% of the distributions to common stockholders for a year. For the years ended March 31, 2016, 2015 and 2014, there were no such incentive fee credits from the Adviser.

Loan Servicing Fee Pursuant to Credit Facility

The Adviser also services the loans held by our wholly-owned subsidiary, Business Investment (the borrower under our Credit Facility), in return for which the Adviser receives a 2.0% annual fee based on the monthly aggregate outstanding balance of loans pledged under our Credit Facility. Since Business Investment is a consolidated subsidiary of ours, coupled with the fact that the total base management fee paid to the Adviser pursuant to the Advisory Agreement cannot exceed 2.0% of total assets (as reduced by cash and cash equivalents pledged to creditors) during any given calendar year, we treat payment of the loan servicing as a pre-payment of the base management fee under the Advisory Agreement. Accordingly, these loan servicing fees are 100% voluntarily, unconditionally, and irrevocably credited back to us by the Adviser.

Administration Agreement

We pay the Administrator pursuant to the Administration Agreement for our allocable portion of the Administrator’s expenses incurred while performing services to us, which are primarily rent and salaries and benefits expenses of the Administrator’s employees, including, but not limited to, our chief financial officer and treasurer, chief valuation officer, chief compliance officer and general counsel and secretary (who also serves as the Administrator’s president) and their respective staffs. Prior to July 1, 2014, our allocable portion of the expenses was generally derived by multiplying that portion of the Administrator’s expenses allocable to all funds managed by the Adviser and serviced by the Administrator by the percentage of our total assets at the beginning of each quarter in comparison to the total assets at the beginning of each quarter of all funds managed by the Adviser and serviced by the Administrator.

Effective July 1, 2014, our allocable portion of the Administrator’s expenses are generally derived by multiplying the Administrator’s total expenses by the approximate percentage of time during the current quarter the Administrator’s employees performed services for us in relation to their time spent performing services for all companies serviced by the Administrator. These administrative fees are accrued at the end of the quarter when the services are performed and recorded in our accompanying Condensed Consolidated Statements of Operations and generally paid the following quarter. On July 14, 2015, our Board of Directors approved the annual renewal of the Administration Agreement through August 31, 2016.

Other Transactions

Mr. Gladstone also serves on the board of managers of our affiliate, Gladstone Securities, a privately-held broker-dealer registered with the Financial Industry Regulatory Authority (“FINRA”) and insured by the Securities Investor Protection Corporation. Gladstone Securities is 100% indirectly owned and controlled by Mr. Gladstone and has provided other services, such as investment banking and due diligence services, to certain of our portfolio companies, for which Gladstone Securities receives a fee. Any such fees paid by portfolio companies to Gladstone Securities do not impact the fees we pay to the Adviser or the voluntary, unconditional, and irrevocable credits against the base management fee. For additional information refer to Note 4 — Related Party Transactions of the notes to our accompanying Consolidated Financial Statements.

Staffing

We do not currently have any employees and do not expect to have any employees in the foreseeable future. Currently, services necessary for our business are provided by individuals who are employees of the Adviser and the Administrator pursuant to the terms of the Advisory Agreement and the Administration Agreement, respectively. No employee of the Adviser or the Administrator will dedicate all of his or her time to us. However, we expect that 25 to 30 full time employees of the Adviser and the Administrator will spend substantial time on our matters during the remainder of calendar year 2016 and all of calendar year 2017. To the extent we acquire more investments, we anticipate that the number of employees of the Adviser and the Administrator who devote time to our matters will increase.

As of June 6, 2016, the Adviser and Administrator collectively had 65 full-time employees. A breakdown of these employees is summarized by functional area in the table below:

Number of Individuals	Functional Area
12	Executive management
18	Accounting, administration, compliance, human resources, legal and treasury
35	Investment management, portfolio management and due diligence

Properties

We do not own any real estate or other physical properties material to our operations. The Adviser is the current leaseholder of all properties in which we operate. We occupy these premises pursuant to our Advisory and Administration Agreements with the Adviser and Administrator, respectively. The Adviser and Administrator are both headquartered in McLean, Virginia, a suburb of Washington, D.C., and the Adviser also has offices in other states.

Legal Proceedings

From time to time, we may become involved in various investigations, claims and legal proceedings that arise in the ordinary course of our business. Furthermore, third parties may try to seek to impose liability on us in connection with the activities of our portfolio companies. See “Risk Factors – Risks Related to our Investments – Portfolio company-related litigation could result in costs, including defense costs or damages, and the diversion of management time and resources.” While we do not expect that the resolution of these matters, if they arise, would materially affect ability of our Advisor to perform under the Advisory Agreement or our business, financial condition, results of operations or cash flows, resolution will be subject to various uncertainties and could result in the expenditure of significant financial and managerial resources.

PORTFOLIO COMPANIES

The following table sets forth certain information as of March 31, 2016, regarding each portfolio company in which we had a debt or equity security as of such date. All such investments have been made in accordance with our investment policies and procedures described in this prospectus and are considered qualifying assets under Section 55 of the 1940 Act.

			Percentage of
			Class Held
			on a Fully
Company	Industry	Investment	Diluted Basis	Cost	Fair Value
				(Dollar amounts in
				thousands)
				(unaudited)
NON-CONTROL/NON-AFFILIATE INVESTMENTS:

Auto Safety House, LLC	Automobile	Secured First Lien Line of Credit		$—	$—
2630 W. Buckey Rd. Phoenix, AZ 85009		Secured First Lien Term Loan		5,000	5,311

				5,000	5,311

B-Dry, LLC 4300 Papermill Drive	Personal, Food and Miscellaneous Services	Secured First Lien Line of Credit		3,500	3,500
Knoxville, TN 37909		Secured First Lien Term Loan		6,443	1,191
		Secured First Lien Term Loan		840	—
		Preferred Stock	96.1%	2,516	—
		Common Stock	58.3%	300	—

				13,599	4,691

Country Club Enterprises, LLC	Automobile	Secured Second Lien Term Loan		4,000	4,000
29 Tobey Rd.		Preferred Stock	56.0%	7,725	5,313
W. Wareham, MA 02576		Guaranty		—	—
		Guaranty		—	—

				11,725	9,313

Diligent Delivery Systems 333 N. Sam Houston Parkway E. Suite 100 Houston, TX 77060	Cargo Transport	Secured Second Lien Term Loan		13,000	12,984
		Common Stock Warrants	75.0%	—	1,500

				13,000	14,484

			Percentage of
			Class Held
			on a Fully
Company	Industry	Investment	Diluted Basis	Cost	Fair Value
				(Dollar amounts in
				thousands)
				(unaudited)
Drew Foam Company, Inc.	Chemicals, Plastics, and Rubber	Secured First Lien Term Loan		9,913	9,913
1093 Highway 278 East		Preferred Stock	63.2%	3,375	3,583
Moticello, AR 71655		Common Stock	53.7%	63	6,459

				13,351	19,955

Frontier Packaging, Inc. 1201 Andover	Containers, Packaging, and Glass	Secured First Lien Term Loan		10,500	10,500
Park East, Suite 101		Preferred Stock	67.8%	1,373	1,386
Tukwila, WA 98188		Common Stock	57.6%	152	8,222

				12,025	20,108

Funko Acquisition Holdings, LLC 1202 Shuksan Way Everett, WA 98203	Personal and Non-Durable Consumer Products (Manufacturing Only)	Preferred Stock	0.1%	260	315
		Common Stock	0.4%	—	—

				260	315

Ginsey Home Solutions, Inc. 2078 Center Square Rd Swedesboro, NJ 08085	Home and Office Furnishings, Housewares, and Durable Consumer Products	Secured Second Lien Term Loan		13,300	13,300
		Preferred Stock	94.9%	9,583	4,813
		Common Stock	78.9%	8	—

				22,891	18,113

Jackrabbit, Inc. 471 Industrial Ave.	Farming and Agriculture	Secured First Lien Term Loan		11,000	11,000
Rippon, CA 95366		Preferred Stock	79.8%	3,556	4,471
		Common Stock	55.4%	94	934

				14,650	16,405

Mathey Investments, Inc. 4344 S. Maybelle Ave.	Machinery (Nonagriculture, Nonconstruction, Nonelectronic)	Secured First Lien Term Loan		1,375	1,375
Tulsa, OK 74107		Secured First Lien Term Loan		3,727	3,727
		Secured First Lien Term Loan		3,500	3,500
		Common Stock	85.0%	777	54

				9,379	8,656

Mitchell Rubber Products, Inc.	Chemicals, Plastics, and Rubber	Secured Second Lien Term Loan		13,560	5,082
10220 San Sevane Way		Preferred Stock	31.7%	2,790	—
Mira Loma, CA 91752		Common Stock	28.8%	28	—

				16,378	5,082

Nth Degree, Inc. 2675 Breckinridge Blvd., Suite 200 Duluth, GA 30096	Diversified/Conglomerate Service	Secured First Lien Term Loan		13,290	13,290
		Preferred Stock	49.0%	5,660	7,712

				18,950	21,002

Quench Holdings Corp. 780 5th Ave., Ste, 110 Kings of Prussia, PA 19046	Home and Office Furnishings,	Common Stock	3.3%	3,397	4,359

	Housewares, and Durable Consumer Products			3,397	4,359

SBS Industries, LLC 1843 N. 106 th E. Ave Tulsa, OK 74116	Machinery (Nonagriculture, Nonconstruction, Nonelectronic)	Secured First Lien Term Loan		11,355	11,355
		Preferred Stock	90.9%	1,994	—
		Common Stock	76.2%	222	—

				13,571	11,355

Schylling, Inc. 306 Newburyport Tpke	Leisure, Amusement, Motion Pictures,	Secured First Lien Term Loan		13,081	13,081
Rowley, MA 01969	Entertainment	Preferred Stock	72.7%	4,000	4,103

				17,081	17,184

Star Seed, Inc.	Farming and Agriculture	Secured First Lien Term Loan		5,000	4,600
101 N Industrial Ave		Preferred Stock	65.2%	1,499	—
Osborne, KS 67473		Common Stock	54.4%	1	—

				6,500	4,600
Total Non-Control/Non-Affiliate Investments (represents 37.1% of total investments at fair value)				$191,757	$180,933

			Percentage of
			Class Held
			on a Fully
Company	Industry	Investment	Diluted Basis	Cost	Fair Value
				(Dollar amounts in
				thousands)
				(unaudited)
AFFILIATE INVESTMENTS:

Acme Cryogenics, Inc. 2801 Mitchell Avenue	Chemicals, Plastics, and Rubber	Secured Second Lien Term Loan		$14,500	$14,500
Allentown, PA 18103		Preferred Stock	91.1%	7,956	22,337
		Common Stock	84.2%	1,197	4,201
		Common Stock Warrants	84.2%	25	3,856

				23,678	44,894

Alloy Die Casting Corp. 6550 Caballero Blvd	Diversified/Conglomerate Manufacturing	Secured First Lien Term Loan		12,215	11,390
Buena Park, CA 90620		Preferred Stock	68.4%	4,064	612
		Common Stock	59.9%	41	—

				16,320	12,002

Behrens Manufacturing, LLC 1250 E 8th St.	Diversified/Conglomerate Manufacturing	Secured First Lien Term Loan		9,975	9,975
Winona, MN 55987		Preferred Stock	60.9%	2,922	8,593

				12,897	18,568

Brunswick Bowling Products, Inc. 525 West Laketon Ave.	Home and Office Furnishings,	Secured First Lien Term Loan		11,307	11,307
Muskegon, MI 49441	Housewares and Durable Consumer Products	Preferred Stock	61.8%	4,943	5,267

				16,250	16,574

B+T Group Acquisition, Inc. 1717 Boulder Ave#300	Telecommunications	Secured First Lien Term Loan		14,000	14,000
Tulsa, OK 74119		Preferred Stock	69.9%	4,196	—

				18,196	14,000

Cambridge Sound Management, Inc. 404 Wyman St., Waltham, MA 02451	Home and Office Furnishing, Housewares and	Secured First Lien Term Loan		15,000	15,000
	Durable Consumer Products	Preferred Stock	97.3%	4,500	12,835

				19,500	27,835

Channel Technologies Group, LLC 879 Ward Drive	Diversified/Conglomerate Manufacturing	Preferred Stock	6.8%	2,938	989
Santa Barbara, CA 93111		Common Stock	6.6%	—	—

				2,938	989

Counsel Press, Inc. 460 West 34 th Street, Fourth Floor New York, NY 10001	Diversified/Conglomerate Services	Secured First Lien Line of Credit		—	—
		Secured First Lien Term Loan		18,000	18,000
		Secured First Lien Term Loan		5,500	5,500
		Preferred Stock	89.9%	6,995	5,399

				30,495	28,899

D.P.M.S., Inc. 950 George St.	Diversified/Conglomerate Manufacturing	Secured First Lien Line of Credit		4,000	4,000
Santa Clara, CA 95054		Secured First Lien Term Loan		2,575	2,575
		Secured First Lien Term Loan		8,795	2,073
		Secured First Lien Term Loan		1,150	—
		Preferred Stock	59.5%	2,500	—
		Common Stock	92.5%	3	—

				19,023	8,648

Edge Adhesives Holdings, Inc. 5117 Northeast Pkwy	Diversified/Conglomerate Manufacturing	Secured First Lien Term Loan		9,300	8,928
Fort Worth, TX 76106		Secured First Lien Term Loan		2,400	2,310
		Preferred Stock	41.9%	3,774	—

				15,474	11,238

GI Plastek, Inc. 5 Wickers Drive	Chemicals, Plastics, and Rubber	Secured First Lien Term Loan		15,000	15,000
Wolfeboro, NH 03894		Preferred Stock	98.1%	5,150	5,672

				20,150	20,672

Head Country Food Products, Inc. 2116 North Ash St.	Beverage, Food and Tobacco	Secured First Lien Term Loan		9,050	9,050
Ponca City, OK 74601		Preferred Stock	88.9%	4,000	—

				13,050	9,050

Logo Sportswear, Inc. 500 Cornwall Avenue	Textiles and Leather	Secured First Lien Term Loan		9,200	9,200
Cheshire, CT 06410		Preferred Stock	79.5%	1,550	2,795

				10,750	11,995

Meridian Rack & Pinion, Inc. 6740 Cobra Way	Automobile	Secured First Lien Term Loan		9,660	8,791
San Diego, CA 92121		Preferred Stock	54.4%	3,381	988

				13,041	9,779

NDLI Inc.	Cargo Transport	Preferred Stock	100.0%	3,600	—
11335 Clay Rd Ste. 100		Common Stock	85.0%	—	—

Houston, TX 77041				3,600	—

Old World Christmas, Inc. PO Box 8000 Spokane, Washington 99203	Home and Office Furnishings, Housewares, and Durable Consumer Products	Secured First Lien Term Loan		15,770	15,770
		Preferred Stock	99.2%	6,180	4,159

				21,950	19,929

			Percentage of
			Class Held
			on a Fully
Company	Industry	Investment	Diluted Basis	Cost	Fair Value
				(Dollar amounts in
				thousands)
				(unaudited)
Precision Southeast, Inc. P.O. Box 50610	Diversified/Conglomerate Manufacturing	Secured Second Lien Term Loan		9,618	9,618
4900 Hwy 501		Preferred Stock	100.0%	3,739	3,922
Myrtle Beach, SC 29579		Common Stock	83.7%	91	—

				13,448	13,540

SOG Specialty Knives & Tools, LLC 6521 212th St. SW	Leisure, Amusement, Motion Pictures, Entertainment	Secured Second Lien Term Loan		6,200	6,200
Lynnwood, WA 98036		Secured Second Lien Term Loan		12,200	12,200
		Preferred Stock	70.9%	9,749	7,747

				28,149	26,147

Tread Corporation 176 Eastpark Dr. Roanoke, VA 24019	Oil and Gas	Secured First Lien Line of Credit		1,426	1,426
		Preferred Stock	97.8%	3,768	538
		Common Stock	95.0%	753	—

				5,947	1,964

Total Affiliate Investments (represents 60.8% of total investments at fair value)				$304,856	$296,723

CONTROL INVESTMENTS:

Galaxy Tool Holding Corporation 1111 Industrial Rd. Winfield, KS 67156	Aerospace and Defense	Secured First Lien Line of Credit		$5,000	$5,000
		Secured Second Lien Term Loan		5,000	5,000
		Preferred Stock	86.1%	11,464	—
		Common Stock	55.0%	48	—

				21,512	10,000

Total Control Investments (represents 2.1% of total investments at fair value)				$21,512	$10,000

TOTAL INVESTMENTS				$518,125	$487,656

Significant Portfolio Companies

Set forth below is a brief description of each portfolio company in which we have made an investment that represents greater than 5% of our total assets as of March 31, 2016. Because of the relative size of our investments in these companies, we are exposed to a greater degree to the risks associated with these companies.

Acme Cryogenics, Inc. (“Acme”)

We hold investments, having an aggregate fair value of $44.9 million as of March 31, 2016, in Acme. Our investments in Acme as of March 31, 2016 include $8.0 million of preferred stock, at cost; $1.2 million of common stock and common stock warrants, at cost; and a secured second lien term loan with an aggregate principal amount outstanding of $14.5 million which matures on March 27, 2020.

Subsequent to March 31, 2016, we sold our investment in Acme. In connection with the sale, we received net cash proceeds of $44.6 million, including the repayment of our debt investment of $14.5 million at par.

Founded in 1969, Acme manufactures valves, fittings, and manifolds used in regulating the flow of industrial gasses at extremely low temperatures (cryogenic); manufactures vacuum insulated pipe used in the transmission of gasses that have been liquefied; provides on-site system installation, maintenance/inspection, upgrade and repair services; and, repairs cryogenic storage tanks and tank trailers used in storing and transporting liquid nitrogen, oxygen, helium, etc.

Our Adviser has entered into a services agreement with Acme, pursuant to which our Adviser has agreed to advise and provide certain management and consulting services as mutually agreed upon by Acme and our Adviser.

Because of the relative size of this investment, we are significantly exposed to the risks associated with Acme’s business. The industrial gas industry has several large companies that dominate the production and distribution of liquefied gasses. These companies are Acme’s primary customers. Acme is exposed to the risk that these large companies could change their buying patterns, attempt to dictate purchase terms that are unfavorable to Acme, or suffer downturns in their businesses that would lead them to reduce their purchases of Acme’s products and services. Acme purchases metals and other raw materials that are subject to changes in the price levels of these commodities. There is no assurance that Acme can pass price increases on to its customers. Acme is also dependent upon a small group of managers for the execution of its business plan. The death, disability or departure by one or more of these individuals could have a negative impact on its business and operations.

Our vice chairman and chief operating officer, Terry Brubaker, served as a director and the chairman of Acme’s board until March 11, 2015. One of the Adviser’s directors, Blair Gertmenian, assumed directorship on Acme’s board on March 27, 2015. Acme’s principal executive office is located at 2801 Mitchell Avenue, Allentown, Pennsylvania 18103.

Cambridge Sound Management, Inc. (“Cambridge”)

We hold investments, having an aggregate fair value of $27.8 million as of March 31, 2016, in Cambridge. Our investments in Cambridge as of March 31, 2016 include $4.5 million of preferred stock, at cost, and a secured first lien term loan with an aggregate principal amount outstanding of $15.0 million, which matures on September 30, 2019.

Founded in 1999, Cambridge is the developer of Qt® Quiet Technology sound masking systems. Cambridge offers innovative, simple and intelligently designed solutions to the problems of privacy and acoustic distractions. The patented QtPro solution, powered by direct field sound masking technology, is easy to install and delivers high quality uniform sound masking without complex commissioning. The QtPro solution consists of three inch emitters that can be mounted in any ceiling type and networked control modules with independent zones that can be managed from a smartphone, tablet, or PC.

Our Adviser has entered into a services agreement with Cambridge, pursuant to which our Adviser has agreed to advise and provide certain management and consulting services as mutually agreed upon by Cambridge and our Adviser.

Because of the relative size of this investment, we are significantly exposed to the risks associated with Cambridge’s business. Demand for the company’s products could be impacted by a significant downturn in corporate office space expansion or renovation. Cambridge operates in a competitive industry where competitive products or alternate solutions may replace the need for Cambridge’s product over time. Additionally, the death, disability or departure by one or more of Counsel Press’s senior managers could have a negative impact on its business and operations.

One of the Adviser’s managing directors, Erika Highland, serves as a director of Cambridge’s board. Cambridge’s principal executive office is located at 404 Wyman Street, Waltham, MA 02451.

Counsel Press, Inc. (“Counsel Press”)

We hold investments, having an aggregate fair value of $28.9 million as of March 31, 2016, in Counsel Press. Our investments in Counsel Press as of March 31, 2016 include $7.0 million of preferred stock, at cost; two secured first lien term loans with an aggregate principal amount outstanding of $23.5 million, each maturing on March 31, 2020; and a secured first lien revolving line of credit which was undrawn as of March 31, 2016, and which matures on March 31, 2017.

Founded in 1938, Counsel Press supports appellate attorneys and their clients pursuing appeals in courts across the U.S. Based in New York, NY, it provides document preparation, procedural and technical advice, and a full range of traditional printing and electronic filing services. Once engaged by a customer, Counsel Press organizes, prepares, and files appellate briefs, records and appendices.

Our Adviser has entered into a services agreement with Counsel Press, pursuant to which our Adviser has agreed to advise and provide certain management and consulting services as mutually agreed upon by Counsel Press and our Adviser.

Because of the relative size of this investment, we are significantly exposed to the risks associated with Counsel Press’s business. As courts replace paper filings with e-filings, the Company may lose economies of scale on its print business (e.g. ability to charge by page printed), although we expect lost print revenue to be captured by increased digital service fees. Thus, Counsel Press could be adversely affected by the change to paperless filings. Additionally, the death, disability or departure by one or more of Counsel Press’s senior managers could have a negative impact on its business and operations.

One of the Adviser’s managing directors, Erika Highland, serves as a director of Counsel Press’s board. Counsel Press’s principal executive office is located at 460 W. 34th Street, 4th Floor, New York, NY 10001.

SOG Specialty Knives & Tools, LLC (“SOG”)

We currently hold investments, having an aggregate fair value of $26.1 million as of March 31, 2016, in SOG. Our investments in SOG as of March 31, 2016 include $9.7 million of preferred stock, at cost, and two secured first lien term loans with an aggregate principal amount outstanding of $18.4 million, each maturing on October 3, 2017.

SOG, based in Lynnwood, Washington, takes its name from the Studies and Observations Group (the forefathers of the U.S. military’s Special Operations Forces), designs and produces specialty knives and tools for the hunting/outdoors, military/law enforcement and industrial markets.

Because of the relative size of this investment, we are significantly exposed to the risks associated with SOG’s business. The company’s brand has a good reputation among those within the industry; however, it is largely viewed as more of a niche player, with somewhat limited awareness outside of core customer segments. Although it has experienced recent gains in market share, it still lags behind some of its competitors based on overall market size. Thus, SOG could be adversely affected by the aggressive actions of one of those competitors. SOG is dependent on a small group of long-time managers for the execution of its business plan. The death, disability or departure by one or more of these individuals could have a negative impact on its business and operations.

Our Adviser has entered into an advisory services agreement with SOG. Under the terms of the agreement, our Adviser has agreed to assist SOG with obtaining or structuring credit facilities, long term loans or additional equity, to provide advice and administrative support in the management of SOG’s credit facilities and other important contractual financial relationships, and to monitor and review SOG’s capital structure and financial performance as it relates to raising additional debt and equity capital for growth and acquisitions. The agreement also provides that our Adviser will be available to assist and advise SOG in connection with adding key people to the management team that will lead to the development of best industry practices in business promotion, business development and employee and customer relations.

One of our Adviser’s managing directors, Kyle Largent, is a director of SOG. The principal executive offices of SOG are located at 6521  212th Street SW, Lynnwood, Washington 98036.

MANAGEMENT

Our business and affairs are managed under the direction of our Board of Directors. Our Board of Directors currently consists of seven members, four of whom are not considered to be “interested persons” of Gladstone Investment as defined in Section 2(a)(19) of the 1940 Act. We refer to these individuals as our independent directors. Our Board of Directors elects our officers, who serve at the discretion of the Board of Directors.

Board of Directors

Under our certificate of incorporation, our directors are divided into three classes. Each class consists, as nearly as possible, of one-third of the total number of directors, and each class has a three year term. Holders of our common stock and preferred stock vote together as a class for the election of directors, except that the holders of our term preferred stock have the sole right to elect two of our directors. At each annual meeting of our stockholders, the successors to the class of directors whose term expires at such meeting will be elected to hold office for a term expiring at the annual meeting of stockholders held in the third year following the year of their election. Each director will hold office for the term to which he or she is elected and until his or her successor is duly elected and qualifies. Information regarding our Board of Directors is as follows (the address for each director is c/o Gladstone Investment Corporation, 1521 Westbranch Drive, Suite 100, McLean, Virginia 22102):

Name	Age	Position	Director Since	Expiration of Term
Interested Directors
David Gladstone	74	Chairman of the Board of Directors and Chief Executive Officer(1)(2)(6)	2005	2016
Terry L. Brubaker	72	Vice Chairman, Chief Operating Officer and Director(1)(2)(6)	2005	2018
Independent Directors
Paul W. Adelgren	73	Director(4)(5)(7)	2005	2016
Michela A. English	66	Director(3)(7)	2005	2017
Caren D. Merrick	56	Director(3)(7)	2014	2018
John H. Outland	70	Director(3)(4)(5)(7)	2005	2016
Anthony W. Parker	70	Director(2)(3)(6)(7)	2005	2017
Walter H. Wilkinson, Jr.	70	Director(4)(5)(7)	2014	2018

(1)	Interested person as defined in Section 2(a)(19) of the 1940 Act due to the director’s position as our officer and/or employment by our Adviser.
(2)	Member of the executive committee.
(3)	Member of the audit committee.
(4)	Member of the ethics, nominating, and corporate governance committee.
(5)	Member of the compensation committee.
(6)	Member of the offering committee.

(7)	Each independent director serves as an alternate member of each committee for which they do not serve as a regular member. Alternate members of the committees serve and participate in meetings of the committees only in the event of an absence of a regular member of the committee.

The biographical information for each of our directors includes all of the public company directorships held by such directors for the past five years.

Independent Directors (in alphabetical order)

Paul W. Adelgren. Mr. Adelgren has served as a director since June 2005. Mr. Adelgren has also served as a director of Gladstone Commercial since August 2003, Gladstone Capital since January 2003 and Gladstone Land since January 2013. From 1997 to the present, Mr. Adelgren has served as the pastor of Missionary Alliance Church. From 1991 to 1997, Mr. Adelgren was pastor of New Life Alliance Church. From 1988 to 1991, Mr. Adelgren was the comptroller, treasurer and the vice president-finance and materials for Williams & Watts, Inc., a logistics management and procurement business located in Fairfield, NJ. Prior to joining Williams & Watts, Mr. Adelgren served in the United States Navy, where he served in a number of capacities, including as the director of the Strategic Submarine Support Department, as an executive officer at the Naval Supply Center, and as the director of the Joint Uniform Military Pay System. He is a retired Navy Captain. Mr. Adelgren holds an MBA from Harvard Business School and a BA from the University of Kansas. Mr. Adelgren was selected to serve as an independent director on our Board of Directors, due to his strength and experience in ethics, which also led to his appointment to the chairmanship of our Ethics, Nominating & Corporate Governance Committee.

Michela A. English. Ms. English has served as a director since June 2005. Ms. English has served as President and CEO of Fight for Children, a non-profit charitable organization focused on providing high quality education and health care services to underserved youth in Washington, D.C. since June 2006. Ms. English has also been a director of Gladstone Commercial since August 2003, Gladstone Capital since June 2002 and Gladstone Land since January 2013. From March 1996 to March 2004, Ms. English held several positions with Discovery Communications, Inc., including president of Discovery Consumer Products, president of Discovery Enterprises Worldwide and president of Discovery.com. From 1991 to 1996, Ms. English served as senior vice president of the National Geographic Society and was a member of the National Geographic Society’s Board of Trustees and Education Foundation Board. Prior to 1991, Ms. English served as vice president, corporate planning and business development for Marriott Corporation and as a senior engagement manager for McKinsey & Company. Ms. English currently serves as director of the Educational Testing Service (ETS), as a director of D.C. Preparatory Academy, a director of the D.C. Public Education Fund, a trustee of the Corcoran Gallery of Art, and a member of the Virginia Institute of Marine Science Council. Ms. English is an emeritus member of the board of Sweet Briar College. Ms. English holds a Bachelor of Arts in International Affairs from Sweet Briar College and a Master of Public and Private Management degree from Yale University’s School of Management. Ms. English was selected to serve as an independent director on our Board of Directors due to her greater than twenty years of senior management experience at various corporations and non-profit organizations as well as her past service on our Board of Directors since 2005.

Caren D. Merrick. Ms. Merrick has served as our director and as a director of Gladstone Capital, Gladstone Commercial, and Gladstone Land since November 2014. Ms. Merrick is the founder of, and since 2014 has served as the chief executive officer of Pocket Mentor, a mobile application and digital publishing company focused on leadership development and career advancement. Since 2004 she has served as a partner with Bibury Partners, an investment and advisory firm that focuses on enterprise and consumer technology sectors. In addition, Ms. Merrick has served as a board member of WashingtonFirst Bankshares, Inc. (NASDAQ: WFBI) since June 2015 and has served as a board member of the Metropolitan Washington Airports Authority since 2012. Ms. Merrick co-founded and from 1996 to 2001 served as an executive vice president of, webMethods, Inc., a company that provides business-to-business enterprise software solution for Global 2000 companies. Ms. Merrick served on the boards of directors of VisualCV, a venture-backed online resume and corporate talent management solution, from 2008 – 2011, Inova Healthcare Services from 2001 - 2005, and the Northern Virginia Technology Council from 2000 - 2004. Ms. Merrick previously served as a member of the Technology Subgroup on the Virginia Governor’s Economic Development and Jobs Creation Commission from 2010 - 2011. Ms. Merrick also was director of AOL.com for America Online from 1996 - 1997, and has also been a consultant for Australia Post, a $5 billion government business enterprise that provides postal, retail and financial, logistics and fulfillment services across Australia. Ms. Merrick is also a founding investor in Venture Philanthropy Partners, a philanthropic investment organization that mentors nonprofit leaders in growing programs to improve the lives of children from low income families in the National Capital Region. She has also served on the boards of several Washington, DC area charities, including Greater DC Cares, CharityWorks, the Fairfax Symphony and the Langley School. She is an active member of ARCS – Advancing Science in America - Achievement Awards for College Scientists. She also currently serves on the board of the Global Good Fund and the Women in Technology’s Leadership Foundry. Ms. Merrick received a BA in political science from the University of California, Los Angeles, and has received a Certificate of Director Education from the National Association of Corporate Directors. Ms. Merrick was selected to serve as an independent director on our Board of Directors due to her knowledge and experience in operating a business and her understanding of the small business area through experiences overseeing the successful growth of her own business and several large and small businesses, charities and non-profits.

        John H. Outland. Mr. Outland has served as a director since June 2005. Mr. Outland has also served as a director of Gladstone Commercial and Gladstone Capital since December 2003 and Gladstone Land since January 2013. From March 2004 to June 2006, he served as vice president of Genworth Financial, Inc. From 2002 to March 2004, Mr. Outland served as a managing director for 1789 Capital Advisors, where he provided market and transaction structure analysis and advice on a consulting basis for multifamily commercial mortgage purchase programs. From 1999 to 2001, Mr. Outland served as vice president of mortgage-backed securities at Financial Guaranty Insurance Company where he was team leader for bond insurance transactions, responsible for sourcing business, coordinating credit, loan files, due diligence and legal review processes, and negotiating structure and business issues. From 1993 to 1999, Mr. Outland was senior vice president for Citicorp Mortgage Securities, Inc., where he securitized non-conforming mortgage products. From 1989 to 1993, Mr. Outland was vice president of real estate and mortgage finance for Nomura Securities International, Inc., where he performed due diligence on and negotiated the financing of commercial mortgage packages in preparation for securitization. Mr. Outland holds an MBA from Harvard Business School and a bachelor’s degree in Chemical Engineering from Georgia Institute of Technology. Mr. Outland was selected to serve as an independent director on our Board of Directors due to his more than twenty years of experience in the real estate and mortgage industry as well as his past service on our Board of Directors since 2005.

Anthony W. Parker. Mr. Parker has served as a director since June 2005. Mr. Parker has also served as a director of Gladstone Commercial since August 2003, Gladstone Capital since August 2001 and Gladstone Land since January 2013. In January 2011, Mr. Parker was elected as treasurer of the Republican National Committee. In 1997 Mr. Parker founded Parker Tide Corp., formerly known as Snell Professional Corp. Parker Tide Corp. is a government contracting company providing mission critical solutions to the Federal government. From 1992 to 1996, Mr. Parker was chairman of Capitol Resource Funding, Inc., a commercial finance company. Mr. Parker practiced corporate and tax law for over 15 years: from 1980 to 1983, he practiced at Verner, Liipfert, Bernhard & McPherson and from 1983 to 1992, in private practice. From 1973 to 1977, Mr. Parker served as executive assistant to the administrator of the U.S. Small Business Administration. Mr. Parker is currently a director of the Naval Sailing Foundation, a 501(c) organization located in Annapolis, MD. Mr. Parker received his J.D. and Masters in Tax Law from Georgetown Law Center and his undergraduate degree from Harvard College. Mr. Parker was selected to serve as an independent director on our Board of Directors due to his expertise and experience in the field of corporate taxation as well as his past service on our Board of Directors since 2005. Mr. Parker’s knowledge of corporate tax was instrumental in his appointment to the chairmanship of our Audit Committee.

Walter H. Wilkinson, Jr. Mr. Wilkinson has served as our director and as a director of Gladstone Capital, Gladstone Commercial and Gladstone Land since October 2014. Mr. Wilkinson is the founder and general partner of Kitty Hawk Capital, a venture capital firm established in 1980 and based in Charlotte, North Carolina. He has served on the board of the N.C. State University Foundation and has previously served on the boards of other universities and related organizations. He is a past member and director of the National Venture Capital Association and is a past member and Chairman of the National Association of Small Business Investment Companies. He was founding Chairman of the Carolinas Chapter of the National Association of Corporate Directors (“NACD”) and served on its board from 2013 until December 2015. He is a NACD Leadership Fellow, having completed the NACD’s program for corporate directors. He served as a director of RF Micro Devices (NASDAQ: RFMD) from 1992 to January 2015 and served as the Chairman of the board of directors from July 2008 until January 2015 when RF Micro Devices merged with Triquint Semiconductor, Inc. (NASDAQ: TQNT) to form the new company QORVO (NASDAQ:QRVO) where he currently serves as lead independent director. Mr. Wilkinson serves or has served as a director of numerous venture-backed companies, both public and private. He currently serves on the board of the N.C. State University Foundation and has previously served on the boards of other universities and related organizations. During his career he has helped to start or expand dozens of rapidly growing companies in a variety of industries. He is a graduate of N.C. State University (BS) and the Harvard Graduate School of Business Administration (MBA). Mr. Wilkinson was selected to serve as an independent director on our Board of Directors due to his strong leadership skills and his valuable understanding of our industry from over 35 years of venture capital experience.

Interested Directors

        David Gladstone. Mr. Gladstone is our founder and has served as our chief executive officer and chairman of our Board of Directors since our inception and president until April 2008. Mr. Gladstone is also the founder of our Adviser and Administrator and has served as chief executive officer of each and chairman of the board of directors and board of managers, respectively, of each since their inception. Mr. Gladstone also serves as a non-employee director of the board of managers our affiliate Gladstone Securities. Mr. Gladstone also founded and serves as the chief executive officer and chairman of the boards of directors of our affiliates, Gladstone Capital, Gladstone Commercial and Gladstone Land. Prior to founding the Gladstone Companies, Mr. Gladstone served as either chairman or vice chairman of the board of directors of American Capital Ltd. (NASDAQ: ACAS), a publicly traded leveraged buyout fund and mezzanine debt finance company, from June 1997 to August 2001. From 1974 to February 1997, Mr. Gladstone held various positions, including chairman and chief executive officer, with Allied Capital Corporation (NASDAQ: ALD) (a mezzanine debt lender), Allied Capital Corporation II (a subordinated debt lender), Allied Capital Lending Corporation (a small business lending company), Allied Capital Commercial Corporation (a real estate investment company), and Allied Capital Advisers, Inc., a registered investment adviser that managed the Allied companies. The Allied companies were the largest group of publicly-traded mezzanine debt funds in the United States and were managers of two private venture capital limited partnerships (Allied Venture Partnership and Allied Technology Partnership) and a private REIT (Business Mortgage Investors). From 1992 to 1997, Mr. Gladstone served as a director, president and chief executive officer of Business Mortgage Investors, a privately held mortgage REIT managed by Allied Capital Advisors, which invested in loans to small and medium-sized businesses. Mr. Gladstone is also a past director of Capital Automotive REIT, a real estate investment trust that purchases and net leases real estate to automobile dealerships. Mr. Gladstone served as a director of The Riggs National Corporation (the parent of Riggs Bank) from 1993 to May 1997 and of Riggs Bank from 1991 to 1993. He has served as a trustee of The George Washington University and currently is a trustee emeritus. He is a past member of the Listings and Hearings Committee of the National Association of Securities Dealers, Inc. Mr. Gladstone was the founder and managing member of The Capital Investors, LLC, a group of angel investors, and is currently a member emeritus. Mr. Gladstone holds an MBA from the Harvard Business School, an MA from American University and a BA from the University of Virginia. Mr. Gladstone has co-authored two books on financing for small and medium-sized businesses, Venture Capital Handbook and Venture Capital Investing. Mr. Gladstone was selected to serve as a director on our Board of Directors due to the fact that he is our founder and has greater than thirty years of experience in the industry, including his service as our chairman and chief executive since our inception.

Terry Lee Brubaker. Mr. Brubaker has been our chief operating officer and vice chairman since our inception. Mr. Brubaker served as our secretary from our inception through October 2012, when he became assistant secretary. Mr. Brubaker has also served as a director of our Adviser since its inception. He also served as president of our Adviser from its inception through February 2006, when he assumed the duties of vice chairman and chief operating officer and as secretary from inception through October 2012. He has served as chief operating officer, secretary and as a director of Gladstone Capital since its inception. He also served as president of Gladstone Capital from May 2001 through April 2004, when he assumed the duties of vice chairman. Mr. Brubaker has also served chief operating officer, secretary and as a director of Gladstone Commercial since February 2003, and as president from February 2003 through July 2007, when he assumed the duties of vice chairman. Mr. Brubaker has also served as vice chairman and chief operating officer of Gladstone Land since April 2007. Mr. Brubaker stepped down as secretary and became assistant secretary of each of Gladstone Capital, Gladstone Commercial, Gladstone Land and the Adviser in October 2012. In March 1999, Mr. Brubaker founded and, until May 1, 2003, served as chairman of Heads Up Systems, a company providing process industries with leading edge technology. From 1996 to 1999, Mr. Brubaker served as vice president of the paper group for the American Forest & Paper Association. From 1992 to 1995, Mr. Brubaker served as president of Interstate Resources, a pulp and paper company. From 1991 to 1992, Mr. Brubaker served as president of IRI, a radiation measurement equipment manufacturer. From 1981 to 1991, Mr. Brubaker held several management positions at James River Corporation, a forest and paper company, including vice president of strategic planning from 1981 to 1982, group vice president of the Groveton Group and Premium Printing Papers from 1982 to 1990, and vice president of human resources development in 1991. From 1976 to 1981, Mr. Brubaker was strategic planning manager and marketing manager of white papers at Boise Cascade. Previously, Mr. Brubaker was a senior engagement manager at McKinsey & Company from 1972 to 1976. Prior to 1972, Mr. Brubaker was a U.S. Navy fighter pilot. Mr. Brubaker holds an MBA from the Harvard Business School and a BSE from Princeton University. Mr. Brubaker was selected to serve as a director on our Board of Directors due to his more than thirty years of experience in various mid-level and senior management positions at several corporations as well as his past service on our Board of Directors since our inception.

Executive Officers and Certain Other Officers Who Are Not Directors

Information regarding our executive officers who are not directors is as follows (the address for each executive officer is c/o Gladstone Investment Corporation, 1521 Westbranch Drive, Suite 100, McLean, Virginia 22102):

Name	Age	Position
David A.R. Dullum	68	President
Michael LiCalsi	45	General Counsel and Secretary
Julia Ryan	35	Chief Financial Officer and Treasurer

David A. R. Dullum. Mr. Dullum has served as our president since April 2008 and a director from June 2005 to August 2015. Mr. Dullum has been a senior managing director of our Adviser since February 2008, a director of Gladstone Commercial from August 2003 until May 2015, and a director of Gladstone Capital from August 2001 until February 2015. From 1995 to 2009, Mr. Dullum had been a partner of New England Partners, a venture capital firm focused on investments in small and medium-sized business in the Mid-Atlantic and New England regions. From 1976 to 1990, Mr. Dullum was a managing general partner of Frontenac Company, a Chicago-based venture capital firm. Mr. Dullum holds an MBA from Stanford Graduate School of Business and a BME from the Georgia Institute of Technology.

Michael LiCalsi. Mr. LiCalsi is general counsel for all of the affiliated Gladstone companies and has served in this capacity since October 2009. He has also served as secretary of all of the affiliated Gladstone companies since October 2012. In addition, Mr. LiCalsi is the president of the Administrator, since July 2013, and serves as managing principal of Gladstone Securities and as a member of its board of managers, since 2010.

Julia Ryan. Ms. Ryan has served as our chief financial officer and treasurer since July 2015 and as our chief accounting officer since April 2015. Prior to that time, she served in the assurance services practice at KPMG, LLP, where she worked from 2004 to 2015. In this role, Ms. Ryan primarily provided services to public companies in the asset management and real estate industries. She is a certified public accountant in the Commonwealth of Virginia and a member of the AICPA and VSCPA.

Employment Agreements

We are not a party to any employment agreements. Messrs. Gladstone and Brubaker have entered into employment agreements with our Adviser, whereby they are direct employees of our Adviser.

Director Independence

As required under NASDAQ Global Select Market (“NASDAQ”) listing standards, our Board of Directors annually determines each director’s independence. The NASDAQ listing standards provide that a director of a business development company is considered to be independent if he or she is not an “interested person” of ours, as defined in Section 2(a)(19) of the 1940 Act. Section 2(a)(19) of the 1940 Act defines an “interested person” to include, among other things, any person who has, or within the last two years had, a material business or professional relationship with us or our Adviser.

Consistent with these considerations, after review of all relevant transactions or relationships between each director, or any of his or her family members, and us, our senior management and our independent auditors, the Board of Directors has affirmatively determined that the following four directors are independent directors within the meaning of the applicable NASDAQ listing standards: Messrs. Adelgren, Outland, Parker and Wilkinson and Mmes. English and Merrick. In making this determination, the Board of Directors found that none of these directors had a material or other disqualifying relationship with us. Mr. Gladstone, the chairman of our Board of Directors and chief executive officer and Mr. Brubaker, our vice chairman, chief operating officer and assistant secretary are not independent directors by virtue of their positions as our officers and their employment by our Adviser.

Corporate Leadership Structure

Since our inception, Mr. Gladstone has served as chairman of our Board of Directors and our chief executive officer. Our Board of Directors believes that our chief executive officer is best situated to serve as chairman because he is the director most familiar with our business and industry, and most capable of effectively identifying strategic priorities and leading the discussion and execution of strategy. In addition, Mr. Adelgren, one of our independent directors, serves as the lead independent director for all meetings of our independent directors held in executive session. The lead independent director has the responsibility of presiding at all executive sessions of our Board of Directors, consulting with the chairman and chief executive officer on Board of Directors and committee meeting agendas, acting as a liaison between management and the independent directors and facilitating teamwork and communication between the independent directors and management.

Our Board of Directors believes the combined role of chairman and chief executive officer, together with a lead independent director, is in the best interest of stockholders because it provides the appropriate balance between strategic development and independent oversight of risk management.

Committees of Our Board of Directors

Executive Committee. Membership of our executive committee is comprised of Messrs. Gladstone, Brubaker and Parker. The executive committee has the authority to exercise all powers of our Board of Directors except for actions that must be taken by the full Board of Directors under the Delaware General Corporation Law, including electing our chairman and president. Mr. Gladstone serves as chairman of the executive committee. The executive committee did not meet during the last fiscal year.

Audit Committee. The Audit Committee oversees our corporate accounting and financial reporting process. For this purpose, the Audit Committee performs several functions. The Audit Committee evaluates the performance of and assesses the qualifications of the independent registered public accounting firm; determines and approves the engagement of the independent registered public accounting firm; determines whether to retain or terminate the existing independent registered public accounting firm or to appoint and engage a new independent registered public accounting firm; reviews and approves the retention of the independent registered public accounting firm to perform any proposed permissible non-audit services; monitors the rotation of partners of the independent registered public accounting firm on our audit engagement team as required by law; confers with management and the independent registered public accounting firm regarding the effectiveness of internal controls over financial reporting; establishes procedures, as required under applicable law, for the receipt, retention and treatment of complaints received by us regarding accounting, internal accounting controls or auditing matters and the confidential and anonymous submission by employees of concerns regarding questionable accounting or auditing matters; and meets to review our annual audited financial statements and quarterly financial statements with management and the independent registered public accounting firm, including reviewing our disclosures under “Management’s Discussion and Analysis of Financial Condition and Results of Operations.” During the fiscal year ended March 31, 2016, the Audit Committee was comprised of Messrs. Parker (Chairperson) and Outland and Mmes. English and Merrick. Messrs. Adelgren and Wilkinson served as alternate members of the Audit Committee. Alternate members of the Audit Committee serve and participate in meetings of the Audit Committee only in the event of an absence of a regular member. The Audit Committee met eight times during the last fiscal year. The Audit Committee has adopted a written charter that is available to stockholders on our website at www.gladstoneinvestment.com.

Our Board of Directors has determined that all members and alternate members of our Audit Committee are independent (as independence is currently defined in Rule 5605(a)(2) of the NASDAQ listing standards). No members of the Audit Committee received any compensation from us during the last fiscal year other than directors’ fees. Our Board of Directors has unanimously determined that all Audit Committee members and alternate members are financially literate under current NASDAQ rules and that each of Messrs. Adelgren, Outland, Parker and Wilkinson and Mmes. English and Merrick qualify as an “audit committee financial expert,” as defined in applicable SEC rules. Our Board of Directors made a qualitative assessment of the members’ level of knowledge and experience based on a number of factors, including formal education and experience. Messrs. Parker and Outland and Mmes. English and Merrick also serve on the audit committees of Gladstone Capital Corporation (“Gladstone Capital”), Gladstone Commercial Corporation (“Gladstone Commercial”) and Gladstone Land Corporation (“Gladstone Land”). Our Audit Committee’s alternate members, Messrs. Adelgren and Wilkinson, also serve as alternate members on the audit committees of Gladstone Capital, Gladstone Commercial and Gladstone Land. Our Board of Directors has determined that this simultaneous service does not impair the respective director’s ability to effectively serve on our Audit Committee.

Compensation Committee. The Compensation Committee operates pursuant to a written charter that is available to stockholders on our website at www.gladstoneinvestment.com. The Compensation Committee conducts periodic reviews of our investment advisory and management agreement with our Adviser (the “Advisory Agreement”) and our administration agreement with our Administrator (the “Administration Agreement”) to evaluate whether the fees paid to our Adviser and our Administrator under the agreements are in the best interests of us and our stockholders. The committee considers in such periodic reviews, among other things, whether the performance of our Adviser and our Administrator are reasonable in relation to the nature and quality of services performed and whether the provisions of the Advisory and Administration Agreements are being satisfactorily performed and determines whether or not to recommend to the Board of Directors renewal of such Agreements for the upcoming year. The Compensation Committee also reviews with management our Compensation Discussion and Analysis to consider whether to recommend that it be included in proxy statements and other filings. During the fiscal year ended March 31, 2016, the Compensation Committee was composed of Messrs. Outland (Chairperson), Adelgren and Wilkinson. Mr. Parker and Mmes. English and Merrick served as alternate members of the Compensation Committee. Alternate members of the Compensation Committee serve and participate in meetings of the Compensation Committee only in the event of an absence of a regular member of the Compensation Committee. The Compensation Committee met four times during the last fiscal year.

        Our Board of Directors has determined that all members and alternate members of our Compensation Committee are independent (as independence is currently defined in Rule 5605(a)(2) of the NASDAQ listing standards). No members of the Compensation Committee received compensation from us during the last fiscal year other than directors’ fees. Messrs. Outland, Adelgren and Wilkinson also serve on the compensation committees of Gladstone Commercial, Gladstone Land and Gladstone Capital. Our Compensation Committee’s alternate members, Mr. Parker and Mmes. English and Merrick also serve as alternate members on the compensation committees of Gladstone Commercial, Gladstone Land and Gladstone Capital. Our Board of Directors has determined that this simultaneous service does not impair the respective director’s ability to effectively serve on our Compensation Committee.

        Ethics, Nominating, and Corporate Governance Committee. The Ethics Committee is responsible for identifying, reviewing and evaluating candidates to serve as our directors (consistent with criteria approved by our Board of Directors), reviewing and evaluating incumbent directors, recommending to our Board of Directors for selection candidates for election to our Board of Directors, making recommendations to our Board of Directors regarding the membership of the committees of our Board of Directors, assessing the performance of our Board of Directors, and developing our corporate governance principles. Our Ethics Committee charter can be found on our website at www.gladstoneinvestment.com. During the fiscal year ended March 31, 2016, the Ethics Committee was composed of Messrs. Adelgren (Chairperson), Outland and Wilkinson. Mr. Parker and Mmes. English and Merrick served as alternate members of the Ethics Committee. Alternate members of the Ethics Committee serve and participate in meetings of the committee only in the event of an absence of a regular member of the committee. Each member and alternate of the Ethics Committee is independent (as independence is currently defined in Rule 5605(a)(2) of the NASDAQ listing standards). The Ethics Committee met four times during the last fiscal year.

The ethics, nominating, and corporate governance committee considers director candidates recommended by stockholders. The ethics, nominating, and corporate governance committee does not alter the manner in which it evaluates candidates, including the minimum criteria set forth below under “—Qualification for our Director Candidates,” based on whether the candidate was recommended by a stockholder or not. Stockholders who wish to recommend individuals for consideration to become nominees for election to our Board of Directors may do so by timely delivering a written recommendation to the committee containing the information required by our Bylaws.

For nominations for election to our Board of Directors or other business to be properly brought before an annual meeting by a stockholder, the stockholder must comply with the advance notice provisions and other requirements of Article III, Section 5 of our Bylaws. These notice provisions require that nominations for directors for the upcoming fiscal year must be received no earlier than 120 days before the first anniversary of the then-current fiscal year’s annual meeting of stockholders, and no later than 90 days before the first anniversary of the then-current fiscal year’s annual meeting of stockholders. In the event that an annual meeting is advanced or delayed by more than 30 days from the first anniversary of the prior year’s annual meeting, notice by the stockholder, to be timely, must be delivered not earlier than the close of business on the 120th day prior to such annual meeting date and not later than the close of business on the later of the 90th day prior to such annual meeting or the 10th day following the day on which public announcement of the date of such meeting is first made.

Submissions must include the full name of the proposed nominee, a description of the proposed nominee’s business experience for at least the previous five years, complete biographical information, a description of the proposed nominee’s qualifications as a director and a representation that the nominating stockholder is a beneficial or record owner of our stock. Any such submission must be accompanied by the written consent of the proposed nominee to be named as a nominee and to serve as a director if elected. To date, the ethics, nominating, and corporate governance committee has not received or rejected a timely director nominee proposal from a stockholder or stockholders.

Offering Committee. The Offering Committee, which was comprised of Messrs. Gladstone (Chairman), Brubaker and Parker during the fiscal year ended March 31, 2016, with each of our other current and future directors who meet the independence requirements of NASDAQ serving as alternates for Mr. Parker, is responsible for assisting the Board of Directors in discharging its responsibilities regarding the offering from time to time of our securities. The Offering Committee has all powers of the Board of Directors that are necessary or appropriate and may lawfully be delegated to the Offering Committee in connection with an offering of our securities. Our Offering Committee operates pursuant to a written charter, which can be found in the Corporate Governance section of our website at www.gladstoneinvestment.com. The Offering Committee met one time during the last fiscal year.

Valuation Committee. The Valuation Committee, which was comprised of Ms. Merrick (Chairperson), and Messrs. Outland, Parker and Wilkinson during the fiscal year ended March 31, 2016, with each of our other current and future independent directors serving as alternates, is responsible for assisting the Board of Directors in determining the fair value of our investment portfolio or other assets in compliance with the Investment Company Act of 1940, as amended, and assisting the Board of Directors’ compliance with legal and regulatory requirements, as well as risk management, related to valuation. The Valuation Committee was formed in July 2015, and operates pursuant to a written charter, which can be found in the Corporate Governance section of our website at www.gladstoneinvestment.com. The Valuation Committee met three times during the last fiscal year.

Qualification for our Director Candidates

The ethics, nominating and corporate governance committee believes that candidates for director should have certain minimum qualifications, including being able to read and understand basic financial statements, being over 21 years of age and having the highest personal integrity and ethics. The ethics, nominating and corporate governance committee also considers such factors as possessing relevant expertise upon which to be able to offer advice and guidance to management, having sufficient time to devote to our affairs, demonstrated excellence in his or her field, having the ability to exercise sound business judgment and having the commitment to rigorously represent the long-term interests of our stockholders. However, the ethics, nominating and corporate governance committee retains the right to modify these qualifications from time to time. Candidates for director nominees are reviewed in the context of the current composition of our Board of Directors, our operating requirements and the long-term interests of our stockholders.

        Though we have no formal policy addressing diversity, the ethics, nominating and corporate governance committee and Board of Directors believe that diversity is an important attribute of directors and that our Board of Directors should be the culmination of an array of backgrounds and experiences and capable of articulating a variety of viewpoints. Accordingly, the ethics, nominating and corporate governance committee considers in its review of director nominees factors such as values, disciplines, ethics, age, gender, race, culture, expertise, background and skills, all in the context of an assessment of the perceived needs of us and our Board of Directors at that point in time in order to maintain a balance of knowledge, experience and capability.

In the case of incumbent directors whose terms of office are set to expire, the ethics, nominating and corporate governance committee reviews such directors’ overall service to us during their term, including the number of meetings attended, level of participation, quality of performance, and any transactions of such directors with us during their term. The ethics, nominating and corporate governance committee then uses its network of contacts to compile a list of potential candidates, but may also engage, if it deems appropriate, a professional search firm. The ethics, nominating and corporate governance committee conducts any appropriate and necessary inquiries into the backgrounds and qualifications of possible candidates after considering the function and needs of our Board of Directors. The ethics, nominating and corporate governance committee meets to discuss and consider such candidates’ qualifications and then selects a nominee for recommendation to our Board of Directors by majority vote. To date, the ethics, nominating and corporate governance committee has not paid a fee to any third party to assist in the process of identifying or evaluating director candidates.

Nominations made by stockholders must be made by written notice (setting forth the information required by our bylaws) received by the secretary of our company at least 120 days in advance of an annual meeting or within 10 days of the date on which notice of a special meeting for the election of directors is first given to our stockholders.

Meetings

During the fiscal year ended March 31, 2016, each Board of Directors member attended 75% or more of the aggregate of the meetings of the Board of Directors and of the committees on which he or she served.

Oversight of Risk Management

Since September 2007, Jack Dellafiora has served as our chief compliance officer and, in that position, Mr. Dellafiora directly oversees our enterprise risk management function and reports to our chief executive officer, the Audit Committee and our Board of Directors in this capacity. In addition, Mr. Dellafiora serves as the chief compliance officer of Gladstone Capital, Gladstone Commercial, and Gladstone Land. Mr. Dellafiora also serves as a managing principal of and is on the board of managers of Gladstone Securities, LLC (“Gladstone Securities”). He additionally serves as the chief compliance officer and chief financial officer of the Adviser and the Administrator. In fulfilling his risk management responsibilities, Mr. Dellafiora works closely with our general counsel and members of our executive management including, among others, our chief executive officer, chief financial officer and treasurer and chief operating officer. Our Board of Directors, in its entirety, plays an active role in overseeing management of our risks. Our Board of Directors regularly reviews information regarding our credit, liquidity and operations, as well as the risks associated with each. Each of the following committees of our Board of Directors plays a distinct role with respect to overseeing management of our risks:

•	Audit Committee: Our Audit Committee oversees the management of enterprise risks. To this end, our Audit Committee meets at least quarterly (i) to discuss our risk management guidelines, policies and exposures and (ii) with our independent registered public accounting firm to review our internal control environment and other risk exposures.

•	Compensation Committee: Our Compensation Committee oversees the management of risks relating to the fees paid to our Adviser and Administrator under the Advisory Agreement and the Administration Agreement, respectively. In fulfillment of this duty, the Compensation Committee meets at least annually to review these agreements. In addition, the Compensation Committee reviews the performance of our Adviser to determine whether the compensation paid to our Adviser was reasonable in relation to the nature and quality of services performed and whether the provisions of the Advisory Agreement were being satisfactorily performed.

•	Ethics, Nominating and Corporate Governance Committee: Our Ethics Committee manages risks associated with the independence of our Board of Directors and potential conflicts of interest.

•	Valuation Committee: Our Valuation Committee manages risks associated with valuation of our investment portfolio and other assets. In addition the Valuation Committee facilitates communication between the Board of Directors, our senior and financial management and our independent public accountants related to valuation matters.

While each committee is responsible for evaluating certain risks and overseeing the management of such risks, the committees each report to our Board of Directors on a regular basis to apprise our Board of Directors regarding the status of remediation efforts of known risks and of any new risks that may have arisen since the previous report.

Summary of Compensation

Executive Compensation

        None of our executive officers receive direct compensation from us. We do not currently have any employees and do not expect to have any employees in the foreseeable future. The services necessary for the operation of our business are provided to us by our officers and the other employees of our Adviser and Administrator, pursuant to the terms of the Advisory and Administration Agreements, respectively.

Mr. Gladstone, our chairman and chief executive officer, Mr. Brubaker, our vice chairman, chief operating officer and assistant secretary, and Mr. Dullum, our president, are all employees of and compensated directly by our Adviser. Ms. Ryan, our chief financial officer and treasurer is an employee of our Administrator. Ms. Morrison, an employee of our Administrator, served as chief financial officer and treasurer from January 2015 to July 2015 and interim principal financial officer from mid-October to mid-December 2015. Under the Administration Agreement, we reimburse our Administrator for our allocable portion of the salary of our chief financial officer and treasurer. During our last fiscal year, our allocable portion of Ms. Morrison’s compensation paid by our Administrator was $43,049.70 of her salary, $21,080.00 of her bonus, and $9,256.07 of the cost of her benefits. During our last fiscal year, our allocable portion of Ms. Ryan’s compensation paid by our Administrator was $52,331.33 of her salary, $6,324.00 of her bonus, and $7,012.66 of the cost of her benefits.

During the fiscal year ended March 31, 2016, we incurred total fees, net of credits, of approximately $12.0 million to our Adviser under the Advisory Agreement and $1.2 million to our Administrator under the Administration Agreement. For a discussion of the terms of our Advisory and Administration Agreement, see “Business—Transactions with Related Parties—Investment Advisory and Management Agreement;” “Business—Transactions with Related Parties – Administration Agreement;” and “—Certain Transactions—Investment Advisory and Administrator.”

Compensation of Directors

The following table shows, for the fiscal year ended March 31, 2016, compensation awarded to or paid to our directors and former directors who are not executive officers, which we refer to as our non-employee directors, for all services rendered to us during this period. No compensation is paid to directors who are our executive officers for their service on the Board of Directors.

Name	Aggregate Compensation from Fund ($)	Total Compensation From Fund and Fund Complex Paid to Directors ($)(1)
Paul W. Adelgren	$33,000	$133,000
Michela A. English	$32,000	$127,000
Caren D. Merrick	$35,000	$142,000
John H. Outland	$44,000	$178,000
Anthony W. Parker	$38,000	$148,000
Walter H. Wilkinson, Jr.	$35,000	$136,000

(1)	Includes compensation the director received from Gladstone Capital, as part of our Fund Complex. Also includes compensation the director received from Gladstone Commercial, our affiliate and a real estate investment trust, and Gladstone Land, our affiliate real estate investment company, although not part of our Fund Complex.

For our fiscal year ended March 31, 2016, as compensation for serving on our Board of Directors, each of our independent directors received an annual fee of $20,000, an additional $1,000 for each Board of Directors meeting attended, and an additional $1,000 for each committee meeting attended if such committee meeting took place on a day other than when the full Board of Directors met. In addition, the chairperson of the Audit Committee received an annual fee of $3,000, and the chairpersons of each of the Compensation and Ethics Committees received an annual fee of $1,000 for their additional services in these capacities. We also reimburse our directors for their reasonable out-of-pocket expenses incurred in attending Board of Directors and committee meetings.

Effective April 1, 2016, (i) the annual fee received by all independent directors for their services on our Board of Directors increased from $20,000 to $25,000, (ii) the annual fee received by the chairperson of the Compensation Committee increased from $1,000 to $3,000, (iii) the annual fee received by the chairperson of the Audit Committee increased from $3,000 to $7,500, and (iv) the chairperson of the Valuation Committee began receiving an annual fee of $3,000 for such service.

We do not pay any compensation to directors who also serve as our officers, or as officers or directors of our Adviser or our Administrator, in consideration for their service to us. Our Board of Directors may change the compensation of our independent directors in its discretion. None of our independent directors received any compensation from us during the fiscal year ended March 31, 2016 other than for Board of Directors or committee service and meeting fees.

Certain Transactions

Investment Advisor and Administrator

We are externally managed by our affiliated investment Adviser pursuant to the Advisory Agreement and another of our affiliates, the Administrator, provides administrative services to us pursuant to an Administration Agreement. Each of the Adviser and Administrator are privately-held companies that are indirectly owned and controlled by David Gladstone, our chairman and chief executive officer. Our Adviser directly employs personnel that manage our portfolio investments and directly pays our payroll, benefits, and general expenses regarding such personnel. The Administrator employs, among others, our chief financial officer and treasurer, chief valuation officer, chief compliance officer, general counsel and secretary (who also serves as the president of the Administrator) and their respective staffs and directly pays our payroll, benefits, and general expenses regarding such personnel. The management services and fees in effect under the Advisory Agreement and the administrative services under the Administration Agreement are described further below. In addition, we pay our direct expenses including, but not limited to, directors’ fees, legal and accounting fees and stockholder related expenses under the Advisory Agreement.

The principal executive office of the Adviser and Administrator is 1521 Westbranch Drive, Suite 100, McLean, Virginia 22102.

Management Services Provided to Us by our Adviser

Our Adviser is a Delaware corporation registered as an investment adviser under the Investment Advisers Act of 1940, as amended. Subject to the overall supervision of our Board of Directors, our Adviser provides investment advisory and management services to us. Under the terms of our Advisory Agreement, our Adviser has investment discretion with respect to our capital and, in that regard:

•	determines the composition of our portfolio, the nature and timing of the changes to our portfolio, and the manner of implementing such changes;

•	identifies, evaluates, and negotiates the structure of the investments we make (including performing due diligence on our prospective portfolio companies);

•	closes and monitors the investments we make; and

•	makes available on our behalf, and provides if requested, managerial assistance to our portfolio companies.

Our Adviser’s services under the Advisory Agreement are not exclusive, and it is free to furnish similar services to other entities, provided that its services to us are not impaired.

Portfolio Management

Our Adviser takes a team approach to portfolio management; however, the following persons are primarily responsible for the day-to-day management of our portfolio and comprise our Adviser’s investment committee: David Gladstone, Terry Lee Brubaker and David Dullum, whom we refer to collectively as the Portfolio Managers. Our investment decisions are made on our behalf by the investment committee of our Adviser by unanimous decision.

Mr. Gladstone has served as the chairman and the chief executive officer of the Adviser, since he founded the Adviser in 2002 and on the board of managers of the Administrator since it was founded in 2005. Mr. Brubaker has served as the vice chairman, chief operating officer of the Adviser since 2002 and on the board of managers of the Administrator since 2005. Mr. Dullum has served as an executive managing director of the Adviser since 2008. For more complete biographical information of Messrs. Gladstone, Brubaker and Dullum, please see “Management—Interested Directors” and “Management—Executive Officers and Certain Other Officers who are Not Directors.”

As discussed above, the Portfolio Managers are all officers or directors, or both, of our Adviser and Messrs. Gladstone and Brubaker are managers of the Administrator. Mr. Gladstone is also the controlling stockholder of the parent company of the Adviser and the Administrator. Although we believe that the terms of the Advisory Agreement and the Administration Agreement are no less favorable to us than those that could be obtained from unaffiliated third parties in arms’ length transactions, our Adviser and Administrator and their officers and its directors have a material interest in the terms of these agreement. Based on an analysis of publicly available information, the Board of Directors believes that the terms and the fees payable under the Advisory Agreement and the Administration Agreement are similar to those of the agreements between other business development companies that do not maintain equity incentive plans and their external investment advisers and administrators.

Our Adviser and Administrator provide investment advisory and administration services, respectively, to other the other Affiliated Public Funds. As such, certain of our Portfolio Managers also are primarily responsible for the day-to-day management of the portfolios of other pooled investment vehicles in the Affiliated Public Funds that are managed by the Adviser. As of the date hereof, Messrs. Gladstone, Brubaker and Mr. Robert Marcotte (the president of Gladstone Capital and an executive managing director of the Adviser) are primarily responsible for the day-to-day management of the portfolio of Gladstone Capital, another publicly-traded business development company, Messrs. Gladstone, Brubaker and Cutlip (the president of Gladstone Commercial and an executive managing director of the Adviser) are primarily responsible for the day –to-day management of Gladstone Commercial, a publicly-traded real estate investment trust and Messrs. Gladstone and Brubaker are primarily responsible for the day-to-day management of Gladstone Land, a publicly traded real estate investment trust. As of March 31, 2016, the Adviser had an aggregate of approximately $1.9 billion in total assets under management.

Possible Conflicts of Interest

As discussed above, the Portfolio Managers who are our executive officers and directors, and the officers and directors of the Adviser, serve or may serve as officers, directors, or principals of entities that operate in the same or a related line of business as we do or of investment funds managed by our affiliates. Accordingly, they may have obligations to investors in those entities, the fulfillment of which might not be in the best interests of us or our stockholders. Moreover, the Adviser may establish or sponsor other investment vehicles which from time to time may have potentially overlapping investment objectives with ours and accordingly may invest in, whether principally or secondarily, asset classes we target. While the Adviser generally has broad authority to make investments on behalf of the investment vehicles that it advises, the Adviser has adopted investment allocation procedures to address these potential conflicts and intends to direct investment opportunities to the Company or the Affiliated Public Fund with the investment strategy that most closely fits the investment opportunity. Nevertheless, the management of the Adviser may face conflicts in the allocation of investment opportunities to other entities managed by the Adviser. As a result, it is possible that we may not be given the opportunity to participate in certain investments made by other funds managed by the Adviser. Our Board of Directors approved a revision of our investment objectives and strategies that became effective on January 1, 2013, which may enhance the potential for conflicts in the allocation of investment opportunities to us and other entities managed by the Adviser.

In certain circumstances, we may make investments in a portfolio company in which one of our affiliates has or will have an investment, subject to satisfaction of any regulatory restrictions and, where required, the prior approval of our Board of Directors. As of March 31, 2016, our Board of Directors has approved the following types of transactions:

•	Our affiliate, Gladstone Commercial, may, under certain circumstances, lease property to portfolio companies that we do not control. We may pursue such transactions only if (i) the portfolio company is not controlled by us or any of our affiliates, (ii) the portfolio company satisfies the tenant underwriting criteria of Gladstone Commercial, and (iii) the transaction is approved by a majority of our independent directors and a majority of the independent directors of Gladstone Commercial. We expect that any such negotiations between Gladstone Commercial and our portfolio companies would result in lease terms consistent with the terms that the portfolio companies would be likely to receive were they not portfolio companies of ours.

•	We may invest simultaneously with our affiliate Gladstone Capital in senior loans in the broadly syndicated market whereby neither we nor any affiliate has the ability to dictate the terms of the loans.

•	Pursuant to the Co-Investment Order, under certain circumstances, we may co-invest with Gladstone Capital and any future BDC or closed-end management investment company that is advised by the Adviser (or sub-advised by the Adviser if it controls the fund) or any combination of the foregoing subject to the conditions included therein.

Certain of our officers, who are also officers of the Adviser, may from time to time serve as directors of certain of our portfolio companies. If an officer serves in such capacity with one of our portfolio companies, such officer will owe fiduciary duties to stockholders of the portfolio company, which duties may from time to time conflict with the interests of our stockholders.

In the course of our investing activities, we will pay management and incentive fees to the Adviser and will reimburse the Administrator for certain expenses it incurs. As a result, investors in our common stock will invest on a “gross” basis and receive distributions on a “net” basis after expenses, resulting in, among other things, a lower rate of return than one might achieve through our investors themselves making direct investments. As a result of this arrangement, there may be times when the management team of the Adviser has interests that differ from those of our stockholders, giving rise to a conflict. In addition, as a BDC, we make available significant managerial assistance to our portfolio companies and provide other services to such portfolio companies. While neither we nor the Adviser currently receive fees in connection with managerial assistance, the Adviser and Gladstone Securities have, at various times, provided other services to certain of our portfolio companies and received fees for services other than managerial assistance as discussed in “Business— Ongoing Management of Investment Portfolio Company Relationships — Managerial Assistance and Services.”

Portfolio Manager Compensation

The Portfolio Managers receive compensation from our Adviser in the form of a base salary plus a bonus. Each of the Portfolio Managers’ base salaries is determined by a review of salary surveys for persons with comparable experience who are serving in comparable capacities in the industry. Each Portfolio Manager’s base salary is set and reviewed yearly. Like all employees of the Adviser, a Portfolio Manager’s bonus is tied to the post-tax performance of the Adviser and the entities that it advises. A Portfolio Manager’s bonus increases or decreases when the Adviser’s income increases or decreases. The Adviser’s income, in turn, is directly tied to the management and performance fees earned in managing its investment funds, including Gladstone Investment. Pursuant to the investment advisory and management agreement between the Adviser and the Company, the Adviser receives a base management fee and an incentive fee based on net investment income in excess of the hurdle rates and capital gains as set out in the Advisory Agreement. During the fiscal years ended March 31, 2016, 2015 and 2014, we incurred net fees of approximately $12.0 million, $9.7 million and $7.9 million respectively, to our Adviser under the Advisory Agreement. See “Business – Transactions with Related Parties – Investment advisory and Management Agreement” for a full discussion of how such fees are computed and paid.

Administrator Compensation

We pay the Administrator pursuant to the Administration Agreement for our allocable portion of the Administrator’s expenses incurred while performing services to us, which are primarily rent and salaries and benefits expenses of the Administrator’s employees During the fiscal years ended March 31, 2016, 2015 and 2014, we incurred total fees of approximately $1.2 million, $0.9 million, and $0.9 million, respectively, to our Administrator under the Administration Agreement. See “Business – Transactions with Related Parties – Administration Agreement” for more information about how these fees are calculated.

Duration and Termination

Unless terminated earlier as described below, the Advisory Agreement and the Administration Agreement will remain in effect from year to year if approved annually by our Board of Directors or by the affirmative vote of the holders of a majority of our outstanding voting securities, including, in either case, approval by a majority of our directors who are not interested persons. On July 14, 2015, we renewed the Advisory Agreement and the Administration Agreement through August 31, 2016. The Board of Directors considered the following factors as the basis for its decision to renew the Advisory Agreement: (1) the nature, extent and quality of services provided by the Adviser to our stockholders; (2) the investment performance of the Company and the Adviser, (3) the costs of the services to be provided and profits to be realized by the Adviser and its affiliates from the relationship with the Company, (4) the extent to which economies of scale will be realized as the Company and the Company’s affiliates that are managed by the same Adviser (Gladstone Commercial, Gladstone Capital and Gladstone Land) grow and whether the fee level under the Advisory Agreement reflects the economies of scale for the Company’s investors, (5) the fee structure of the advisory and administrative agreements of comparable funds, and (6) indirect profits to the Adviser created through the Company and (7) in light of the foregoing considerations, the overall fairness of the advisory fee paid under the Advisory Agreement.

The Advisory Agreement will automatically terminate in the event of its assignment. The Advisory Agreement may be terminated by either party without penalty upon 60 days’ written notice to the other. See “Risk Factors—We are dependent upon our key management personnel and the key management personnel of our Adviser, particularly David Gladstone, Terry Lee Brubaker and David Dullum, and on the continued operations of our Adviser, for our future success.”

Indemnification

The Advisory Agreement and the Administration Agreement each provide that, absent willful misfeasance, bad faith, or gross negligence in the performance of their respective duties or by reason of the reckless disregard of their respective duties and obligations, our Adviser and our Administrator, as applicable, and their respective officers, managers, partners, agents, employees, controlling persons, members, and any other person or entity affiliated with them are entitled to indemnification from us for any damages, liabilities, costs, and expenses (including reasonable attorneys’ fees and amounts reasonably paid in settlement) arising from the rendering of our Adviser’s services under the Advisory Agreement or otherwise as an investment adviser of us and from the rendering of our Administrator’s services under the Administration Agreement or otherwise as an administrator for us, as applicable.

In our certificate of incorporation and bylaws, we have also agreed to indemnify certain officers and directors by providing, among other things, that we will indemnify such officer or director, under the circumstances and to the extent provided for therein, for expenses, damages, judgments, fines and settlements he or she may be required to pay in actions or proceedings which he or she is or may be made a party by reason of his or her position as our director, officer or other agent, to the fullest extent permitted under Delaware law and our bylaws. Notwithstanding the foregoing, the indemnification provisions shall not protect any officer or director from liability to us or our stockholders as a result of any action that would constitute willful misfeasance, bad faith or gross negligence in the performance of such officer’s or director’s duties, or reckless disregard of his or her obligations and duties.

Loan Servicing Fee Pursuant to Credit Facility

The Adviser also services the loans held by our wholly-owned subsidiary, Gladstone Business Investment, LLC (“Business Investment”) (the borrower under our Credit Facility), in return for which the Adviser receives a 2.0% annual fee based on the monthly aggregate outstanding balance of loans pledged under our Credit Facility. Since Business Investment is a consolidated subsidiary of ours, coupled with the fact that the total base management fee paid to the Adviser pursuant to the Advisory Agreement cannot exceed 2.0% of total assets (as reduced by cash and cash equivalents pledged to creditors) during any given calendar year, we treat payment of the loan servicing as a pre-payment of the base management fee under the Advisory Agreement. Accordingly, these loan servicing fees are 100% voluntarily, unconditionally, and irrevocably credited back to us by the Adviser.

Other Transactions

Mr. Gladstone also serves on the board of managers of our affiliate, Gladstone Securities, LLC (“Gladstone Securities”), a privately-held broker-dealer registered with the Financial Industry Regulatory Authority (“FINRA”) and insured by the Securities Investor Protection Corporation. Gladstone Securities is 100% indirectly owned and controlled by Mr. Gladstone and has provided other services, such as investment banking and due diligence services, to certain of our portfolio companies, for which Gladstone Securities receives a fee. Any such fees paid by portfolio companies to Gladstone Securities do not impact the fees we pay to the Adviser or the voluntary, unconditional, and irrevocable credits against the base management fee. For additional information refer to Note 4 — Related Party Transactions of the notes to our accompanying Consolidated Financial Statements.

CONTROL PERSONS AND PRINCIPAL STOCKHOLDERS

The following table sets forth, as of May 20, 2016 (unless otherwise indicated), the beneficial ownership of each current director, each of the named executive officers, each of the Portfolio Managers that are not also directors, the executive officers and directors as a group and each stockholder known to our management to own beneficially more than 5% of the outstanding shares of common stock. None of our executive officers or directors own shares of our Series A Term Preferred Stock, Series B Term Preferred Stock or Series C Term Preferred Stock and, to our knowledge, no person beneficially owns more than 5% of our Series A Term Preferred Stock, Series B Term Preferred Stock or Series C Term Preferred Stock. Except as otherwise noted, the address of the individuals below is c/o Gladstone Investment Corporation, 1521 Westbranch Drive, Suite 100, McLean, Virginia, 22102.

Beneficial Ownership of Common Stock(1)(2)

Name and Address	Number of Shares	Percent of Total
Directors:
Paul Adelgren	5,527	*
Terry Lee Brubaker(3)	233,205	*
Michela A. English	1,388	*
David Gladstone	616,973	2.0%
Caren D. Merrick	1,965	*
John H. Outland	3,089	*
Anthony W. Parker	10,920	*
Walter H. Wilkinson, Jr.	7,586	*
Named Executive Officers (that are not also Directors):
Melissa Morrison (4)	0	*
Julia Ryan	0	*
All executive officers and directors as a group (11 persons)	950,218	3.1%

5% Stockholders:
Van Berkom & Associates Inc.(5)	2,481,351	8.20%
1130 Sherbrooke Street West, Suite 1005 Montreal, Quebec H3A 2M8

*	Less than 1%
(1)	This table is based upon information supplied by officers, directors and principal stockholders. Unless otherwise indicated in the footnotes to this table and subject to community property laws where applicable, we believe that each of the stockholders named in this table has sole voting and sole investment power with respect to the shares indicated as beneficially owned. Applicable percentages are based on 30,270,958 shares outstanding on May 20, 2015.
(2)	Ownership calculated in accordance with Rule 13d-3 of the Exchange Act.
(3)	Includes 10,280 shares held by Mr. Brubaker’s spouse.
(4)	Ms. Morrison served as chief financial officer and treasurer of the Company from January 2015 to July 2015.
(5)	This information has been obtained from a Schedule 13G filed by Van Berkom & Associates Inc., or Van Berkom, on February 5, 2016, according to which Van Berkom has sole voting and sole investment powers with respect to all 2,481,351 shares reported as beneficially owned.

The following table sets forth, as of May 20, 2016, the dollar range of equity securities that are beneficially owned by each of our directors and each of our Portfolio Managers that is not also a director in the Company and in Gladstone Capital, our affiliate and a business development company, which is also externally managed by our Adviser.

Name	Dollar Range of Equity Securities of the Company Owned by Directors(1)(2)	Aggregate Dollar Range of Equity Securities in All Funds Overseen or to be Overseen by Director or Nominee in Family of Investment Companies(1)(2)
Interested Directors:
David Gladstone	Over $100,000	Over $100,000
Terry Lee Brubaker	Over $100,000	Over $100,000

Independent Directors:
Paul W. Adelgren	$10,001-$50,000	$50,001-$100,000

Michela A. English	$0-$10,000	$10,001-$50,000
Caren D. Merrick	$10,001-$50,000	$10,001-$50,000
John H. Outland	$10,001-$50,000	$10,001-$50,000
Anthony Parker	$50,001-$100,000	$50,001-$100,000
Walter H. Wilkinson, Jr.	$50,001-$100,000	$50,001-$100,000

Portfolio Managers (that are not also Directors):
David A.R. Dullum	Over $100,000	Over $100,000

(1)	Ownership is calculated in accordance with Rule 16-1(a)(2) of the Exchange Act.
(2)	The dollar range of equity securities beneficially owned is calculated by multiplying the closing price of the respective class as reported on The NASDAQ Global Select Market as of May 20, 2015, times the number of shares of the respective class so beneficially owned and aggregated accordingly.

Gladstone Commercial Corporation, our affiliate and a real estate investment trust, is also managed by our Adviser. The following table sets forth certain information regarding the ownership of the common and preferred stock of Gladstone Commercial as of May 20, 2016, by each independent director. None of our independent directors owns more than 1% of any respective class of stock of Gladstone Commercial Corporation.

Name	Number of Common Shares	Number of 7.0% Series D Cumulative Redeemable Preferred Stock	Number of 7.125% Series C Cumulative Term Preferred Stock	Number of 7.5% Series B Cumulative Redeemable Preferred Stock	Number of 7.75% Series A Cumulative Redeemable Preferred Stock	Value of Securities($)(1)
Independent Directors:
Paul W. Adelgren	8,154	0	0	0	0	$133,324
Michela A. English	2,111	0	0	0	0	$34,516
Caren D. Merrick	0	0	0	0	0	$0
John H. Outland	1,898	0	0	0	0	$32,520
Anthony Parker	25,150	0	0	0	0	$411,219
Walter H. Wilkinson, Jr.	6,741	0	0	0	0	$110,217

(1)	Ownership calculated in accordance with Rule 16-1(a)(2) of the Exchange Act. The value of securities beneficially owned is calculated by multiplying the closing price of the respective class as reported on The NASDAQ Global Select Market as of May 20, 2016, times the number of shares of the respective class so beneficially owned and aggregated accordingly.

Gladstone Land Corporation, our affiliate and a real estate investment company, is also managed by our Adviser. The following table sets forth certain information regarding the ownership of the common stock of Gladstone Land as of May 20, 2016, by each independent incumbent director and nominee. None of our independent directors owns more than 1% of the common stock of Gladstone Land Corporation.

Name	Number of Common Shares	Value of Securities($)(1)
Independent Directors:
Paul W. Adelgren	7,473	$76,528
Michela A. English	1,030	$10,548
Caren D. Merrick	0	$0
John H. Outland	1,624	$16,814
Anthony Parker	5,161	$52,853
Walter H. Wilkinson, Jr.	4,719	$48,324

*	Less than 1%
(1)	Ownership calculated in accordance with Rule 16a-1(a)(2) of the Exchange Act. The value of securities beneficially owned is calculated by multiplying the closing price of the respective class as reported on The NASDAQ Global Market as of May 20, 2016, times the number of shares of the respective class so beneficially owned and aggregated accordingly.

DIVIDEND REINVESTMENT PLAN

Our transfer agency and services agreement with our transfer agent, Computershare, Inc., or Computershare, authorizes Computershare to provide a dividend reinvestment plan that allows for reinvestment of our distributions on behalf of our common stockholders upon their election as provided below. As a result, if our Board of Directors authorizes, and we declare, a cash dividend, then our common stockholders who have “opted in” to the dividend reinvestment plan will not receive cash dividends but, instead, such cash dividends will automatically be reinvested in additional shares of our common stock.

Pursuant to the dividend reinvestment plan, if your shares of our common stock are registered in your own name you can have all distributions reinvested in additional shares of our common stock by Computershare, as the plan agent, if you enroll in the dividend reinvestment plan by delivering an enrollment form to the plan agent prior to the corresponding dividend record date, available at www.computershare.com/investor. The plan agent will effect purchases of our common stock under the dividend reinvestment plan in the open market.

If you do not elect to participate in the dividend reinvestment plan, you will receive all distributions in cash paid by check mailed directly to you (or if you hold your shares in street or other nominee name, then to your nominee) as of the relevant record date, by the plan agent, as our distribution disbursing agent. If your shares are held in the name of a broker or nominee, you can transfer the shares into your own name and then enroll in the dividend reinvestment plan or contact your broker or nominee to determine if they offer a dividend reinvestment plan.

The plan agent serves as agent for the holders of our common stock in administering the dividend reinvestment plan. After we declare a dividend, the plan agent will, as agent for the participants, receive the cash payment and use it to buy common stock on NASDAQ or elsewhere for the participants’ accounts. The price of the shares will be the weighted average price of all shares purchased by the plan agent on such trade date or dates.

Participants in the dividend reinvestment plan may withdraw from the dividend reinvestment plan at any time by contacting Computershare online at www.computershare.com/investor, via telephone at 781-575-2000 or by mailing a request to 250 Royall Street, Canton, MA 02021 or by selling or transferring all applicable shares. If the plan agent receives a request to withdraw near a dividend record date, the plan agent, in its sole discretion, may either distribute such dividends in cash or reinvest the shares on behalf of the withdrawing participant. If such dividends are reinvested, the plan agent will process the withdrawal as soon as practicable, but in no event later than five business days after the reinvestment is completed.

The plan agent will maintain each participant’s account in the dividend reinvestment plan and will furnish periodic written confirmations of all transactions in such account, including information needed by the stockholder for personal and tax records. Common stock in the account of each dividend reinvestment plan participant will be held by the plan agent in non-certificated form in the name of such participant; however participants may request that such shares be certificated in their name. The plan agent will provide proxy materials relating to our stockholders’ meetings that will include those shares purchased through the plan agent, as well as shares held pursuant to the dividend reinvestment plan.

We pay the plan agent’s fees for the handling or reinvestment of dividends and other distributions. Each participant in the dividend reinvestment plan pays a pro rata share of brokerage commissions incurred with respect to the plan agent’s open market purchases in connection with the reinvestment of distributions. There are no other charges to participants for reinvesting distributions.

Distributions are taxable whether paid in cash or reinvested in additional shares, and the reinvestment of distributions pursuant to the dividend reinvestment plan will not relieve participants of any U.S. federal income tax or state income tax that may be payable or required to be withheld on such distributions. For more information regarding taxes that our stockholders may be required to pay, see “Material U.S. Federal Income Tax Considerations.”

MATERIAL U.S. FEDERAL INCOME TAX CONSIDERATIONS

RIC Status

To qualify for treatment as a RIC under Subchapter M of the Code, we must generally distribute to our stockholders, for each taxable year, at least 90% of our ordinary income plus the excess of our net short-term capital gains over net long-term capital losses (“Investment Company Taxable Income”). We refer to this as the “annual distribution requirement.” We must also meet several additional requirements, including:

•	Business Development Company status. At all times during the taxable year, we must maintain our status as a BDC.

•	Income source requirements. At least 90% of our gross income for each taxable year must be from dividends, interest, payments with respect to securities loans, gains from sales or other dispositions of securities or other income derived with respect to our business of investing in securities, and net income derived from an interest in a qualified, publicly-traded partnership.

•	Asset diversification requirements. As of the close of each quarter of our taxable year: (1) at least 50% of the value of our assets must consist of cash, cash items, U.S. government securities, the securities of other regulated investment companies and other securities to the extent that (a) we do not hold more than 10% of the outstanding voting securities of an issuer of such other securities and (b) such other securities of any one issuer do not represent more than 5% of our total assets (the “50% threshold”), and (2) no more than 25% of the value of our total assets may be invested in the securities of one issuer (other than U.S. government securities or the securities of other regulated investment companies), or of two or more issuers that are controlled by us and are engaged in the same or similar or related trades or businesses or in the securities of one or more qualified, publicly-traded partnerships.

Failure to Qualify as a RIC.

If we are unable to qualify for treatment as a RIC, we would be subject to tax on all of our taxable income at regular corporate rates. We would not be able to deduct distributions to stockholders, nor would we be required to make such distributions. Distributions would be taxable to our stockholders as dividend income to the extent of our current and accumulated earnings and profits. Subject to certain limitations under the Code, corporate distributees would be eligible for the dividends received deduction. Distributions in excess of our current and accumulated earnings and profits would be treated first as a return of capital to the extent of the stockholder’s adjusted tax basis, and then as a gain realized from the sale or exchange of property. If we fail to meet the RIC requirements for more than two consecutive years and then seek to requalify as a RIC, we generally would be subject to corporate-level federal income tax on any unrealized appreciation with respect to our assets to the extent that any such unrealized appreciation is recognized during the five-year period commencing on the first date on which we requalify as a RIC.

Qualification as a RIC.

If we qualify as a RIC and distribute to stockholders each year in a timely manner at least 90% of our Investment Company Taxable Income, we will not be subject to federal income tax on the portion of our taxable income and gains we distribute to stockholders. We would, however, be subject to a 4% nondeductible federal excise tax if we do not distribute, actually or on a deemed basis, an amount at least equal to the sum of (1) 98% of our ordinary income for the calendar year, (2) 98.2% of our capital gains in excess of capital losses for the one-year period ending on October 31 of the calendar year and (3) any ordinary income and capital gains in excess of capital losses for preceding years that were not distributed during such years. For the years ended December 31, 2015, 2014 and 2013, we incurred $0.3 million, $0.1 million and $0.3 million, respectively, in excise taxes. As of March 31, 2016, our capital loss carryforward totaled $13.6 million.

We will be subject to regular corporate income tax, currently at rates up to 35%, on any income that is not distributed or deemed to be distributed, including both ordinary income and capital gains. We may retain some or all of our long-term capital gains, but we generally intend to treat the retained amount as a deemed distribution. In that case, among other consequences, we will pay federal tax on the retained amount, each stockholder will be required to include its share of the deemed distribution in income as if it had been actually distributed to the stockholder and the stockholder will be entitled to claim a credit or refund equal to its allocable share of the tax we pay on the retained long-term capital gain. The amount of the deemed distribution, net of such tax, will be added to the stockholder’s tax basis for its stock. Since we expect to pay federal tax on any retained long-term capital gains at our regular corporate capital gain tax rate, and since that rate is in excess of the maximum rate currently payable by individuals on long-term capital gains, the amount of tax that individual stockholders will be treated as having paid will exceed the tax they owe on the capital gain dividend and such excess may be claimed as a credit or refund against the stockholder’s other tax obligations. A stockholder that is not subject to U.S. federal income tax or tax on long-term capital gains would be required to file a U.S. federal income tax return on the appropriate form in order to claim a refund for the taxes we paid. In order to utilize the deemed distribution approach, we must provide written notice to the stockholders after the close of the relevant tax year. We will also be subject to alternative minimum tax, but any tax preference items would be apportioned between us and our stockholders in the same proportion that distributions, other than capital gain dividends, paid to each stockholder bear to our taxable income determined without regard to the dividends paid deduction. As of March 31, 2016, we have never made a deemed distribution.

Taxation of Our U.S. Stockholders

Distributions. For any period during which we qualify as a RIC for federal income tax purposes, distributions to our stockholders attributable to our Investment Company Taxable Income generally will be taxable as ordinary income to stockholders to the extent of our current or accumulated earnings and profits. We first allocate our earnings and profits to distributions to our preferred stockholders and then to distributions to our common stockholders based on priority in our capital structure. Any distributions in excess of our earnings and profits will first be treated as a return of capital to the extent of the stockholder’s adjusted basis in his or her shares of stock and thereafter as gain from the sale of shares of our stock. Distributions of our long-term capital gains, reported by us as such, will be taxable to stockholders as long-term capital gains regardless of the stockholder’s holding period of the stock and whether the distributions are paid in cash or invested in additional stock. Corporate stockholders are generally eligible for the 70% dividends received deduction with respect to dividends received from us, other than capital gains dividends, but only to the extent such amount is attributable to dividends received by us from taxable domestic corporations.

Any distribution declared by us in October, November or December of any calendar year, payable to stockholders of record on a specified date in such a month and actually paid during January of the following year, will be treated as if it were paid by us and received by the stockholders on December 31 of the previous year. In addition, we may elect (in accordance with Section 855(a) of the Code) to relate a distribution back to the prior taxable year if we (1) declare such distribution prior to the later of the due date for filing our return for that taxable year or the 15th day of the ninth month following the close of the taxable year, (2) make the election in that return, and (3) distribute the amount in the 12-month period following the close of the taxable year but not later than the first regular distribution payment of the same type following the declaration. Any such election will not alter the general rule that a stockholder will be treated as receiving a distribution in the taxable year in which the distribution is made, subject to the October, November, December rule described above. As of March 31, 2016, our Section 855(a) distributions were $6.9 million.

If a common stockholder participates in our “opt in” dividend reinvestment plan, any distributions reinvested under the plan will be taxable to the common stockholder to the same extent, and with the same character, as if the common stockholder had received the distribution in cash. The common stockholder will have an adjusted basis in the additional common shares purchased through the plan equal to the amount of the reinvested distribution. The additional common shares will have a new holding period commencing on the day following the day on which the shares are credited to the common stockholder’s account. The plan agent purchases shares in the open market in connection with the obligations under the plan. We do not have a dividend reinvestment plan for our preferred stockholders.

Sale of Our Shares. A U.S. stockholder generally will recognize taxable gain or loss if the U.S. stockholder sells or otherwise disposes of the shares of our common or preferred stock. Any gain arising from such sale or disposition generally will be treated as long-term capital gain or loss if the U.S. stockholder has held the shares for more than one year. Otherwise, it will be classified as short-term capital gain or loss. However, any capital loss arising from the sale or disposition of shares of our stock held for six months or less will be treated as long-term capital loss to the extent of the amount of capital gain dividends received, or undistributed capital gain deemed received, with respect to such shares. Under the tax laws in effect as of the date of this filing, individual U.S. stockholders are subject to a maximum federal income tax rate of 20% on their net capital gain (i.e. the excess of realized net long-term capital gain over realized net short-term capital loss for a taxable year) including any long-term capital gain derived from an investment in our shares. Such rate is lower than the maximum rate on ordinary income currently payable by individuals. Corporate U.S. stockholders currently are subject to federal income tax on net capital gain at the same rates applied to their ordinary income (currently up to a maximum of 35%). Capital losses are subject to limitations on use for both corporate and non-corporate stockholders.

Medicare Tax on Unearned Income .. Stockholders that are individuals, estates or trusts and that have taxable income in excess of certain thresholds are required to pay a 3.8% Medicare tax on “net investment income,” which includes, among other things, dividends on, and gains from the sale or other disposition of, shares of our stock. Prospective investors should consult their own tax advisors regarding the impact of this Medicare tax on an investment in our stock.

Backup Withholding and Other Required Withholding. We may be required to withhold federal income tax, or backup withholding, currently at a rate of 28%, from all taxable distributions to any non-corporate U.S. stockholder (1) who fails to furnish us with a correct taxpayer identification number or a certificate that such stockholder is exempt from backup withholding, or (2) with respect to whom the Internal Revenue Service (“IRS”) notifies us that such stockholder has failed to properly report certain interest and dividend income to the IRS and to respond to notices to that effect. An individual’s taxpayer identification number is generally his or her social security number. Any amount withheld under backup withholding is allowed as a credit against the U.S. stockholder’s federal income tax liability, provided that proper information is provided to the IRS.

The Foreign Account Tax Compliance Act imposes a federal withholding tax on certain types of payments made to “foreign financial institutions” and certain other non-U.S. entities unless certain due diligence, reporting, withholding, and certification obligation requirements are satisfied. Under delayed effective dates provided for in the Treasury Regulations and other IRS guidance, such required withholding will not begin until January 1, 2019 with respect to gross proceeds from a sale or other disposition of our stock.

REGULATION AS A BUSINESS DEVELOPMENT COMPANY

We are a closed-end, non-diversified management investment company that has elected to be regulated as a BDC under Section 54 of the 1940 Act. As such, we are subject to regulation under the 1940 Act. The 1940 Act contains prohibitions and restrictions relating to transactions between BDCs and their affiliates, principal underwriters and affiliates of those affiliates or underwriters and requires that a majority of the directors be persons other than “interested persons,” as defined in the 1940 Act. In addition, the 1940 Act provides that we may not change the nature of our business so as to cease to be, or to withdraw our election as, a BDC unless approved by a majority of our outstanding “voting securities,” as defined in the 1940 Act.

We intend to conduct our business so as to retain our status as a BDC. A BDC may use capital provided by public stockholders and from other sources to make long-term private investments in businesses. A BDC provides stockholders the ability to retain the liquidity of a publicly-traded stock while sharing in the possible benefits, if any, of investing in primarily privately owned companies. In general, a BDC must have been organized and have its principal place of business in the U.S. and must be operated for the purpose of making investments in qualifying assets, as described in Sections 55(a)(1) — through (a)(3) of the 1940 Act.

Qualifying Assets

Under the 1940 Act, a BDC may not acquire any asset other than assets of the type listed in Section 55(a) of the 1940 Act, which are referred to as qualifying assets, unless, at the time the acquisition is made, qualifying assets, other than certain interests in furniture, equipment, real estate, or leasehold improvements (“Operating Assets”) represent at least 70% of total assets, exclusive of Operating Assets. The types of qualifying assets in which we may invest under the 1940 Act include, but are not limited to, the following:

(1)	Securities purchased in transactions not involving any public offering from the issuer of such securities, which issuer is an eligible portfolio company. An eligible portfolio company is generally defined in the 1940 Act as any issuer which:

(a)	is organized under the laws of, and has its principal place of business in, any State or States in the U.S.;

(b)	is not an investment company (other than a small business investment company wholly owned by the BDC or otherwise excluded from the definition of investment company); and

(c)	satisfies one of the following:

(i)	it does not have any class of securities with respect to which a broker or dealer may extend margin credit;

(ii)	it is controlled by the BDC and for which an affiliate of the BDC serves as a director;

(iii)	it has total assets of not more than $4 million and capital and surplus of not less than $2 million;

(iv)	it does not have any class of securities listed on a national securities exchange; or

(v)	it has a class of securities listed on a national securities exchange, with an aggregate market value of outstanding voting and non-voting equity of less than $250 million.

(2)	Securities received in exchange for or distributed on or with respect to securities described in (1) above, or pursuant to the exercise of options, warrants or rights relating to such securities.

(3)	Cash, cash items, government securities or high quality debt securities maturing in one year or less from the time of investment.

As of March 31, 2016, 100% of our investments were qualifying assets and 99.1% of our total assets were qualifying assets.

Asset Coverage

Pursuant to Section 61(a)(2) of the 1940 Act, we are permitted, under specified conditions, to issue multiple classes of senior securities representing indebtedness. However, pursuant to Section 18(c) of the 1940 Act, we are permitted to issue only one class of senior securities that is stock. In either case, we may only issue such senior securities if such class of senior securities, after such issuance, has an asset coverage, as defined in Section 18(h) of the 1940 Act, of at least 200%.

In addition, our ability to pay dividends or distributions (other than dividends payable in our stock) to holders of any class of our capital stock would be restricted if our senior securities representing indebtedness fail to have an asset coverage of at least 200% (measured at the time of declaration of such distribution and accounting for such distribution). The 1940 Act does not apply this limitation to privately arranged debt that is not intended to be publicly distributed, unless this limitation is specifically negotiated by the lender. In addition, our ability to pay dividends or distributions (other than dividends payable in our common stock) to our common stockholders would be restricted if our senior securities that are stock fail to have an asset coverage of at least 200% (measured at the time of declaration of such distribution and accounting for such distribution). If the value of our assets declines, we might be unable to satisfy these asset coverage requirements. To satisfy the 200% asset coverage requirement in the event that we are seeking to pay a distribution, we might either have to (i) liquidate a portion of our loan portfolio to repay a portion of our indebtedness or (ii) issue common stock. This may occur at a time when a sale of a portfolio asset may be disadvantageous, or when we have limited access to capital markets on agreeable terms. In addition, any amounts that we use to service our indebtedness or for offering costs will not be available for distributions to our stockholders. If we are unable to regain asset coverage through these methods, we may be forced to suspend the payment of such dividends or distributions.

Significant Managerial Assistance

A BDC generally must make available significant managerial assistance to issuers of certain of its portfolio securities that the BDC counts as a qualifying asset for the 70% test described above. Making available significant managerial assistance means, among other things, any arrangement whereby the BDC, through its directors, officers or employees, offers to provide, and, if accepted, does so provide, significant guidance and counsel concerning the management, operations or business objectives and policies of a portfolio company. Significant managerial assistance also includes the exercise of a controlling influence over the management and policies of the portfolio company. However, with respect to certain, but not all such securities, where the BDC purchases such securities in conjunction with one or more other persons acting together, one of the other persons in the group may make available such managerial assistance, or the BDC may exercise such control jointly.

Code of Ethics

We and all of the Gladstone family of companies, have adopted a code of ethics and business conduct applicable to all of the officers, directors and employees of such companies that complies with the guidelines set forth in Item 406 of Regulation S-K of the Securities Act and Rule 17j-1 of the 1940 Act. As required by the 1940 Act, this code establishes procedures for personal investments, restricts certain transactions by such personnel and requires the reporting of certain transactions and holdings by such personnel. This code of ethics and business conduct is publicly available on our website under “Corporate Governance” at www.GladstoneInvestment.com or at the SEC’s Public Reference Room in Washington, D.C. You may obtain information on the operation of the Public Reference Room by calling the SEC at 1-202-942-8090. In addition, this code of ethics and business conduct is attached as an exhibit to the registration statement of which this prospectus is a part and is also available on the EDGAR Database on the SEC’s website at www.sec.gov. You may also obtain copies of each code of ethics, after paying a duplication fee, by electronic request to publicinfo@sec.gov, or by writing the SEC’s Public Reference Section, Washington, D.C. 20549-0102. We intend to provide any required disclosure of any amendments to or waivers of the provisions of this code by posting information regarding any such amendment or waiver to our website within four days of its effectiveness in a Current Report on Form 8-K.

Compliance Policies and Procedures

We and our Adviser have adopted and implemented written policies and procedures reasonably designed to prevent violation of the federal securities laws, and our Board of Directors is required to review these compliance policies and procedures annually to assess their adequacy and the effectiveness of their implementation. We have designated a chief compliance officer, Mr. Dellafiora, who also serves as chief compliance officer for all of the Gladstone family of companies.

Co-Investment

In an order dated July 26, 2012, the SEC granted us the relief sought in the exemptive application we had previously filed with the SEC that expands our ability to co-invest with certain affiliates by permitting us, under certain circumstances, to co-invest with Gladstone Capital Corporation and any future business development company or closed-end management investment company that is advised by our Adviser (or sub-advised by the Adviser if it controls the fund) or any combination of the foregoing.

DESCRIPTION OF OUR SECURITIES

Our authorized capital stock consists of 100,000,000 shares of common stock, par value $0.001 per share, and 10,000,000 shares of preferred stock, par value $0.001 per share (our common stock and our preferred stock are collectively referred to as Capital Stock).

The following description is a summary based on relevant provisions of our certificate of incorporation and bylaws and the Delaware General Corporation Law. This summary does not purport to be complete and is subject to, and qualified in its entirety by the provisions of our certificate of incorporation and bylaws, as amended, and applicable provisions of the Delaware General Corporation Law.

Common Stock

As of the date hereof, we have 30,270,958 share of common stock outstanding. All shares of our common stock have equal rights as to earnings, assets, dividends and voting and, when they are issued, will be duly authorized, validly issued, fully paid and nonassessable. Distributions may be paid to the holders of our common stock if, as and when authorized by our Board of Directors and declared by us out of funds legally available therefor. Shares of our common stock have no preemptive, exchange, conversion or redemption rights and are freely transferable, except where their transfer is restricted by federal and state securities laws or by contract. In the event of a liquidation, dissolution or winding up of Gladstone Investment, each share of our common stock would be entitled to share ratably in all of our assets that are legally available for distribution after we pay all debts and other liabilities and subject to any preferential rights of holders of our preferred stock, if any preferred stock is outstanding at such time. Each share of our common stock is entitled to one vote on all matters submitted to a vote of stockholders, including the election of directors. Except as provided with respect to any other class or series of stock, the holders of our common stock will possess exclusive voting power. There is no cumulative voting in the election of directors, which means that holders of a majority of the outstanding shares of common stock can elect all of our directors, and holders of less than a majority of such shares will be unable to elect any director. Our common stock is listed on NASDAQ under the ticker symbol “GAIN.”

Preferred Stock

Our certificate of incorporation gives the Board of Directors the authority, without further action by stockholders, to issue up to 10,000,000 shares of preferred stock in one or more series and to fix the rights, preferences, privileges, qualifications and restrictions granted to or imposed upon such preferred stock, including dividend rights, conversion rights, voting rights, rights and terms of redemption, and liquidation preference, any or all of which may be greater than the rights of the common stock. Thus, the Board of Directors could authorize the issuance of shares of preferred stock with terms and conditions which could have the effect of delaying, deferring or preventing a transaction or a change in control that might involve a premium price for holders of our common stock or otherwise be in their best interest. The issuance of preferred stock could adversely affect the voting power of holders of common stock and reduce the likelihood that such holders will receive dividend payments and payments upon liquidation, and could also decrease the market price of our common stock.

You should note, however, that any issuance of preferred stock must comply with the requirements of the 1940 Act. The 1940 Act requires, among other things, that (1) immediately after issuance and before any dividend or other distribution is made with respect to our common stock and before any purchase of common stock is made, such preferred stock together with all other Senior Securities must not exceed an amount equal to 50% of our total assets after deducting the amount of such dividend, distribution or purchase price, as the case may be, and (2) the holders of shares of preferred stock, if any are issued, must be entitled as a class to elect two directors at all times and to elect a majority of the directors if dividends on such preferred stock are in arrears by two years or more. Certain matters under the 1940 Act require the separate vote of the holders of any issued and outstanding preferred stock. We have no present plans to issue any additional shares of our preferred stock, but believe that the availability for issuance of preferred stock will provide us with increased flexibility in structuring future financings. If we offer additional preferred stock under this prospectus, we will issue an appropriate prospectus supplement. You should read that prospectus supplement for a description of such preferred stock, including, but not limited to, whether there will be an arrearage in the payment of dividends or sinking fund installments, if any, restrictions with respect to the declaration of dividends, requirements in connection with the maintenance of any ratio or assets, or creation or maintenance of reserves, or provisions for permitting or restricting the issuance of additional securities.

Term Preferred Stock

Of the 10,000,000 shares of our capital stock designated as preferred stock, 1,610,000 of such shares are designated as Series A Term Preferred Stock, 1,656,000 of such shares are designated as Series B Term Preferred Stock and 1,700,000 of such shares are designated as Series C Term Preferred Stock. As of the date hereof, we have 1,600,000 shares of Series A Term Preferred Stock outstanding, 1,656,000 shares of Series B Term Preferred Stock outstanding and 1,610,000 shares of Series C Term Preferred Stock outstanding. Shares of our Series A Term Preferred Stock, Series B Term Preferred Stock and Series C Term Preferred Stock are traded on the NASDAQ under the trading symbols “GAINP,” “GAINO,” and “GAINN,” respectively.

The following is a summary of the material terms of each series of our Term Preferred Stock. The following summary is qualified in its entirety, with respect to each series, by reference to the Certificate of Designation of the 7.125% Series A Cumulative Term Preferred Stock, the Certificate of Designation of the 6.750% Series B Cumulative Term Preferred Stock, and the Certificate of Designation of the 6.500% Series C Cumulative Term Preferred Stock, which are each filed as an exhibit to the registration statement of which this prospectus is a part:

Dividend Rights

The holders of Series A Term Preferred Stock are entitled to monthly dividends in the amount of 7.125% per annum on the stated liquidation preference of Series A Term Preferred Stock, or $0.1484375 per share. The holders of Series B Term Preferred Stock are entitled to monthly dividends in the amount of 6.750% per annum on the stated liquidation preference of the Series B Term Preferred Stock, or $0.1406250. The holders of Series C Term Preferred Stock are entitled to monthly dividends in the amount of 6.500% per annum on the stated liquidation preference of the Series C Term Preferred Stock, or $0.1354170. We are prohibited from issuing dividends or making distributions to the holders of our common stock while any shares of Term Preferred Stock are outstanding, unless all accrued and unpaid dividends on the Term Preferred Stock are paid in their entirety. In the event that we fail to pay dividends on the Series A Term Preferred Stock when required, the dividend rate on the Series A Term Preferred Stock will increase to 9% per annum until such default is cured. Further, in the event that we fail to redeem the Series A Term Preferred Stock when due, as discussed in “ —Redemption ” below, the dividend rate will increase to 11% per annum until such shares are redeemed.

In the event that we fail to pay dividends on or to redeem the Series B Term Preferred Stock, or Series C Term Preferred Stock, when required, the dividend rate, with respect to such series shall increase by 4% per annum until such default is cured.

Voting Rights

The holders of the Term Preferred Stock are entitled to one vote per share and do not have cumulative voting. The holders of the Term Preferred Stock generally vote together with the holders of our common stock, except that the holders of the Term Preferred Stock have the right to elect two of our directors. Furthermore, during any period that we owe accumulated dividends, whether or not earned or declared, on our Term Preferred Stock equal to at least two full years of dividends, the holders of Term Preferred Stock will have the right to elect a majority of our Board of Directors.

Liquidation Rights

In the event of a dissolution, liquidation or winding up of our affairs, the Term Preferred Stock has a liquidation preference over our common stock equal to $25 per share, plus all unpaid dividends and distributions accumulated to (but excluding) the date fixed for payment on such shares.

Redemption

The Series A Term Preferred Stock has a mandatory term redemption date of February 28, 2017. The Series B Term Preferred Stock has a mandatory redemption date of December 31, 2021. The Series C Term Preferred has a mandatory redemption date of May 31, 2022. However, if we fail to maintain asset coverage as required by the 1940 Act, of at least 200%, we will be required to redeem a portion of the Term Preferred Stock to enable us to meet the required asset coverage at a price per share equal to the liquidation preference plus all accumulated and unpaid dividends and distributions. In the event of a change of control, we will also be required to redeem the shares of Term Preferred Stock at a price per share equal to the liquidation preference plus all accumulated and unpaid dividends and distributions.

We have the option to redeem shares of Series A Term Preferred Stock at any time on or after February 28, 2016, subject to the requirement to pay an optional redemption premium on the amount of shares redeemed if we optionally redeem such shares before February 28, 2017.

We have the option to redeem shares of Series B Term Preferred Stock at any time on or after December 30, 2017, with no redemption premium.

We have the option to redeem shares of Series C Term Preferred Stock at any time on or after April 1, 2018, with no redemption premium.

Subscription Rights

General

We may issue subscription rights to our stockholders to purchase common stock or preferred stock. Subscription rights may be issued independently or together with any other offered security and may or may not be transferable by the person purchasing or receiving the subscription rights. In connection with any subscription rights offering to our stockholders, we may enter into a standby underwriting arrangement with one or more underwriters pursuant to which such underwriters would purchase any offered securities remaining unsubscribed after such subscription rights offering to the extent permissible under applicable law. In connection with a subscription rights offering to our stockholders, we would distribute certificates evidencing the subscription rights and a prospectus supplement to our stockholders on the record date that we set for receiving subscription rights in such subscription rights offering.

The applicable prospectus supplement would describe the following terms of subscription rights in respect of which this prospectus is being delivered:

•	the period of time the offering would remain open (which in no event would be less than fifteen business days);

•	the title of such subscription rights;

•	the exercise price for such subscription rights;

•	the ratio of the offering (which in no event would exceed one new share of common stock for each three rights held);

•	the number of such subscription rights issued to each stockholder;

•	the extent to which such subscription rights are transferable;

•	if applicable, a discussion of the material U.S. federal income tax considerations applicable to the issuance or exercise of such subscription rights;

•	the date on which the right to exercise such subscription rights shall commence, and the date on which such rights shall expire (subject to any extension);

•	the extent to which such subscription rights include an over-subscription privilege with respect to unsubscribed securities;

•	if applicable, the material terms of any standby underwriting or other purchase arrangement that we may enter into in connection with the subscription rights offering; and

•	any other terms of such subscription rights, including terms, procedures and limitations relating to the exchange and exercise of such subscription rights.

Exercise of Subscription Rights

Each subscription right would entitle the holder of the subscription right to purchase for cash such amount of shares of common stock, or preferred stock, at such exercise price as shall in each case be set forth in, or be determinable as set forth in, the prospectus supplement relating to the subscription rights offered thereby. Subscription rights may be exercised at any time up to the close of business on the expiration date for such subscription rights set forth in the prospectus supplement. After the close of business on the expiration date, all unexercised subscription rights would become void.

Subscription rights may be exercised as set forth in the prospectus supplement relating to the subscription rights offered thereby. Upon receipt of payment and the subscription rights certificate properly completed and duly executed at the corporate trust office of the subscription rights agent or any other office indicated in the prospectus supplement we will forward, as soon as practicable, the shares of common stock purchasable upon such exercise. We may determine to offer any unsubscribed offered securities directly to persons other than stockholders, to or through agents, underwriters or dealers or through a combination of such methods, including pursuant to standby underwriting arrangements, as set forth in the applicable prospectus supplement.

Warrants

The following is a general description of the terms of the warrants we may issue from time to time. Particular terms of any warrants we offer will be described in the prospectus supplement relating to such warrants.

We may issue warrants to purchase shares of our common or preferred stock. Such warrants may be issued independently or together with shares of common or preferred stock or other equity or debt securities and may be attached or separate from such securities. We will issue each series of warrants under a separate warrant agreement to be entered into between us and a warrant agent. The warrant agent will act solely as our agent and will not assume any obligation or relationship of agency for or with holders or beneficial owners of warrants.

A prospectus supplement will describe the particular terms of any series of warrants we may issue, including the following:

•	the title of such warrants;

•	the aggregate number of such warrants;

•	the price or prices at which such warrants will be issued;

•	the currency or currencies, including composite currencies, in which the price of such warrants may be payable;

•	if applicable, the designation and terms of the securities with which the warrants are issued and the number of warrants issued with each such security or each principal amount of such security;

•	the number of shares of common or preferred stock purchasable upon exercise of one warrant and the price at which and the currency or currencies, including composite currencies, in which these shares may be purchased upon such exercise;

•	the date on which the right to exercise such warrants shall commence and the date on which such right will expire;

•	whether such warrants will be issued in registered form or bearer form;

•	if applicable, the minimum or maximum amount of such warrants which may be exercised at any one time;

•	if applicable, the date on and after which such warrants and the related securities will be separately transferable;

•	information with respect to book-entry procedures, if any;

•	the terms of the securities issuable upon exercise of the warrants;

•	if applicable, a discussion of certain U.S. federal income tax considerations; and

•	any other terms of such warrants, including terms, procedures and limitations relating to the exchange and exercise of such warrants.

We and the warrant agent may amend or supplement the warrant agreement for a series of warrants without the consent of the holders of the warrants issued thereunder to effect changes that are not inconsistent with the provisions of the warrants and that do not materially and adversely affect the interests of the holders of the warrants.

Prior to exercising their warrants, holders of warrants will not have any of the rights of holders of the securities purchasable upon such exercise, including the right to receive distributions or dividends, if any, or payments upon our liquidation, dissolution or winding up or to exercise any voting rights.

Under the 1940 Act, we may generally only offer warrants (except for warrants expiring not later than 120 days after issuance and issued exclusively and ratably to a class of our security holders) on the condition that (1) the warrants expire by their terms within ten years; (2) the exercise or conversion price is not less than the current market value of the securities underlying the warrants at the date of issuance; (3) our stockholders authorize the proposal to issue such warrants (our stockholders approved such a proposal to issue long-term rights, including warrants, in connection with our 2008 annual meeting of stockholders) and a “required” majority of our Board of Directors approves such issuance on the basis that the issuance is in the best interests of Gladstone Investment and our stockholders; and (4) if the warrants are accompanied by other securities, the warrants are not separately transferable unless no class of such warrants and the securities accompanying them has been publicly distributed. A “required” majority of our Board of Directors is a vote of both a majority of our directors who have no financial interest in the transaction and a majority of the directors who are not interested persons of the company. The 1940 Act also provides that the amount of our voting securities that would result from the exercise of all outstanding warrants, options and subscription rights at the time of issuance may not exceed 25% of our outstanding voting securities.

Debt Securities

Any debt securities that we issue may be senior or subordinated in priority of payment. We have no present plans to issue any debt securities. If we offer debt securities under this prospectus, we will provide a prospectus supplement that describes the ranking, whether senior or subordinated, the specific designation, the aggregate principal amount, the purchase price, the maturity, the redemption terms, the interest rate or manner of calculating the interest rate, the time of payment of interest, if any, the terms for any conversion or exchange, including the terms relating to the adjustment of any conversion or exchange mechanism, the listing, if any, on a securities exchange, the name and address of the trustee and any other specific terms of the debt securities.

CERTAIN PROVISIONS OF DELAWARE LAW AND OF OUR

CERTIFICATE OF INCORPORATION AND BYLAWS

The following description of certain provisions of Delaware law and of our certificate of incorporation and bylaws, as amended, is only a summary. For a complete description, we refer you to the Delaware General Corporation Law, our certificate of incorporation and our bylaws. We have filed our amended and restated certificate of incorporation and bylaws, as amended, as exhibits to the registration statement of which this prospectus is a part.

Classified Board of Directors

Pursuant to our bylaws, as amended, our Board of Directors is divided into three classes of directors. Each class consists, as nearly as possible, of one-third of the total number of directors, and each class has a three-year term. The holders of outstanding shares of any preferred stock, including Term Preferred Stock, are entitled, as a class, to the exclusion of the holders of all other securities and classes of common stock, to elect two of our directors at all times (regardless of the total number of directors serving on the Board of Directors). We refer to these directors as the Preferred Directors. Michela A. English was elected as a Preferred Director at our annual meeting of stockholders on August 7, 2014 and will serve until our 2017 annual meeting and Walter H. Wilkinson, Jr. was elected as a Preferred Director at our annual meeting of stockholders on August 6, 2015 and will serve until our 2018 annual meeting. The holders of outstanding shares of common stock and preferred stock, voting together as a single class, elect the balance of our directors. Any director elected to fill a vacancy shall serve for the remainder of the full term of the class in which the vacancy occurred and until a successor is elected and qualified. We believe that classification of our Board of Directors helps to assure the continuity and stability of our business strategies and policies as determined by our directors. Holders of shares of our stock have no right to cumulative voting in the election of directors. Consequently, at each annual meeting of our stockholders, the holders of a plurality of the combined shares of common stock and preferred stock are able to elect all of the successors to the class of directors whose term expires at such meeting (other than the Preferred Directors, who will be elected by the holders of a plurality of the preferred stock).

Our classified board could have the effect of making the replacement of incumbent directors more time consuming and difficult. Because our directors may only be removed for cause, at least two annual meetings of stockholders, instead of one, will generally be required to effect a change in a majority of our Board of Directors. Thus, our classified board could increase the likelihood that incumbent directors will retain their positions. The staggered terms of directors may delay, defer or prevent a tender offer or an attempt to change control of us or another transaction that might involve a premium price for our common stock that might be in the best interest of our stockholders.

Removal of Directors

Any director may be removed only for cause by the stockholders upon the affirmative vote of at least two-thirds of all the votes entitled to be cast at a meeting called for the purpose of the proposed removal. The notice of the meeting shall indicate that the purpose, or one of the purposes, of the meeting is to determine if the director shall be removed.

Business Combinations

Section 203 of the Delaware General Corporation Law generally prohibits “business combinations” between us and an “interested stockholder” for three years after the date of the transaction in which the person became an interested stockholder. In general, Delaware law defines an interested stockholder as any entity or person beneficially owning 15% or more of the outstanding voting stock of the corporation and any entity or person affiliated with or controlling, or controlled by, the entity or person. These business combinations include:

•	Any merger or consolidation involving the corporation and the interested stockholder;

•	Any sale, transfer, pledge or other disposition involving the interested stockholder of 10% or more of the assets of the corporation;

•	Subject to exceptions, any transaction that results in the issuance or transfer by the corporation of any stock of the corporation to the interested stockholder; or

•	The receipt by the interested stockholder of the benefit of any loans, advances, guarantees, pledges or other financial benefits provided by or through the corporation.

Section 203 permits certain exemptions from its provisions for transactions in which:

•	Prior to the date of the transaction, the board of directors of the corporation approved either the business combination or the transaction which resulted in the stockholder becoming an interested stockholder;

•	The interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding for purposes of determining the number of shares outstanding (a) shares owned by persons who are directors and also officers, and (b) shares owned by employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or

•	On or subsequent to the date of the transaction, the business combination is approved by the board of directors and authorized at an annual or special meeting of stockholders, and not by written consent, by the affirmative vote of at least 66 2/3% of the outstanding voting stock that is not owned by the interested stockholder.

Merger; Amendment of Certificate of Incorporation

Under Delaware law, we will not be able to amend our certificate of incorporation or merge with another entity unless approved by the affirmative vote of stockholders holding at least a majority of the shares entitled to vote on the matter.

Term and Termination

Our certificate of incorporation provides for us to have a perpetual existence. Pursuant to our certificate of incorporation, and subject to the provisions of any of our classes or series of stock then outstanding and the approval by a majority of the entire Board of Directors, our stockholders, at any meeting thereof, by the affirmative vote of a majority of all of the votes entitled to be cast on the matter, may approve a plan of liquidation and dissolution.

Advance Notice of Director Nominations and New Business

Our bylaws provide that, with respect to an annual meeting of stockholders, nominations of persons for election to our Board of Directors and the proposal of business to be considered by stockholders at the annual meeting may be made only:

•	pursuant to our notice of the meeting;

•	by our Board of Directors; or

•	by a stockholder who was a stockholder of record both at the time of the provision of notice and at the time of the meeting who is entitled to vote at the meeting and has complied with the advance notice procedures set forth in our bylaws.

With respect to special meetings of stockholders, only the business specified in our notice of meeting may be brought before the meeting of stockholders and nominations of persons for election to our Board of Directors may be made only:

•	pursuant to our notice of the meeting;

•	by our Board of Directors; or

•	provided that our Board of Directors has determined that directors shall be elected at such meeting, by a stockholder who was a stockholder of record both at the time of the provision of notice and at the time of the meeting who is entitled to vote at the meeting and has complied with the advance notice provisions set forth in our bylaws.

Possible Anti-Takeover Effect of Certain Provisions of Delaware Law and of Our Certificate of Incorporation and Bylaws

The business combination provisions of Delaware law, the provisions of our bylaws regarding the classification of our Board of Directors, the Board of Directors’ ability to issue preferred stock with terms and conditions that could have a priority as to distributions and amounts payable upon liquidation over the rights of the holders of our common stock, and the restrictions on the transfer of stock and the advance notice provisions of our bylaws could have the effect of delaying, deferring or preventing a transaction or a change in the control that might involve a premium price for holders of common stock or otherwise be in their best interest.

Limitation on Liability of Directors and Officers; Indemnification and Advance of Expenses

Our certificate of incorporation eliminates the liability of directors to the maximum extent permitted by Delaware law. In addition, our bylaws require us to indemnify our directors and executive officers, and allow us to indemnify other employees and agents, to the fullest extent permitted by law, subject to the requirements of the 1940 Act. Our bylaws obligate us to indemnify any present or former director or officer or any individual who, while a director or officer and at our request, serves or has served another corporation, real estate investment trust, partnership, joint venture, trust, employee benefit plan or other enterprise as a director, officer, partner or trustee, from and against any claim or liability to which that person may become subject or which that person may incur by reason of his or her status as a present or former director or officer and to pay or reimburse their reasonable expenses in advance of final disposition of a proceeding. The certificate of incorporation and bylaws also permit us to indemnify and advance expenses to any person who served a predecessor of us in any of the capacities described above and any of our employees or agents or any employees or agents of our predecessor. In accordance with the 1940 Act, we will not indemnify any person for any liability to which such person would be subject by reason of such person’s willful misfeasance, bad faith, gross negligence or reckless disregard of the duties involved in the conduct of his or her office.

Delaware law requires a corporation to indemnify a present or former director or officer who has been successful, on the merits or otherwise, in the defense of any proceeding to which he or she is made a party by reason of his or her service in that capacity. Delaware law permits a corporation to indemnify its present and former directors and officers, or any other person who is or was an employee or agent, or is or was serving at the request of a corporation as a director, officer, employee or agent of another entity, against liability for expenses, judgments, fines and amounts paid in settlement actually and reasonably incurred if such person acted in good faith and in a manner reasonably believed to be in or not opposed to the best interests of the corporation. In the case of a criminal proceeding, Delaware law further requires that the person to be indemnified have no reasonable cause to believe his or her conduct was unlawful. In the case of an action or suit by or in the right of a corporation to procure a judgment in its favor by reason of such person’s service to the corporation, Delaware law provides that no indemnification shall be made with respect to any claim, issue or matter as to which such person has been adjudged liable to the corporation, unless and only to the extent that the court in which such an action or suit is brought determines, in view of all the circumstances of the case, that the person is fairly and reasonably entitled to indemnity. Insofar as certain members of our senior management team may from time to time serve, at the request of our Board of Directors, as directors of one or more of our portfolio companies, we may have indemnification obligations under our bylaws with respect to acts taken by our portfolio companies.

Any payment to an officer or director as indemnification under our governing documents or applicable law or pursuant to any agreement to hold such person harmless is recoverable only out of our assets and not from our stockholders. Indemnification could reduce the legal remedies available to us and our stockholders against the indemnified individuals. This provision for indemnification of our directors and officers does not reduce the exposure of our directors and officers to liability under federal or state securities laws, nor does it limit a stockholder’s ability to obtain injunctive relief or other equitable remedies for a violation of a director’s or an officer’s duties to us or to our stockholders, although these equitable remedies may not be effective in some circumstances.

In addition to any indemnification to which our directors and officers are entitled pursuant to our certificate of incorporation and bylaws and the Delaware General Corporation Law, our certificate of incorporation and bylaws provide that we may indemnify other employees and agents to the fullest extent permitted under Delaware law, whether they are serving us or, at our request, any other entity, including our Adviser and our Administrator.

The general effect to investors of any arrangement under which any person who controls us or any of our directors, officers or agents is insured or indemnified against liability is a potential reduction in distributions to our stockholders resulting from our payment of premiums associated with liability insurance. In addition, indemnification could reduce the legal remedies available to us and to our stockholders against our officers, directors and agents. The SEC takes the position that indemnification against liabilities arising under the Securities Act is against public policy and unenforceable. As a result, indemnification of our directors and officers and of our Adviser or its affiliates may not be allowed for liabilities arising from or out of a violation of state or federal securities laws. Indemnification will be allowed for settlements and related expenses of lawsuits alleging securities laws violations and for expenses incurred in successfully defending any lawsuit, provided that a court either:

•	approves the settlement and finds that indemnification of the settlement and related costs should be made; or

•	dismisses with prejudice or makes a successful adjudication on the merits of each count involving alleged securities law violations as to the particular indemnitee and a court approves the indemnification.

Conflict with 1940 Act

Our bylaws provide that, if and to the extent that any provision of the Delaware General Corporation Law or any provision of our certificate of incorporation or bylaws conflicts with any provision of the 1940 Act, the applicable provision of the 1940 Act will control.

SHARE REPURCHASES

Shares of closed-end investment companies frequently trade at discounts to NAV. We cannot predict whether our shares will trade above, at or below NAV. The market price of our common stock is determined by, among other things, the supply and demand for our shares, our investment performance and investor perception of our overall attractiveness as an investment as compared with alternative investments. Our Board of Directors has authorized our officers, in their discretion and subject to compliance with the 1940 Act and other applicable law, to purchase on the open market or in privately negotiated transactions, outstanding shares of our common stock in the event that our shares trade at a discount to NAV. We cannot assure you that we will ever conduct any open market purchases and if we do conduct open market purchases, we may terminate them at any time.

In addition, if our shares publicly trade for a substantial period of time at a substantial discount to our then current NAV per share, our Board of Directors will consider authorizing periodic repurchases of our shares or other actions designed to eliminate the discount. Our Board of Directors would consider all relevant factors in determining whether to take any such actions, including the effect of such actions on our status as a RIC under the Internal Revenue Code and the availability of cash to finance these repurchases in view of the restrictions on our ability to borrow. We cannot assure you that any share repurchases will be made or that if made, they will reduce or eliminate market discount. Should we make any such repurchases in the future, we expect that we would make them at prices at or below the then current NAV per share. Any such repurchase would cause our total assets to decrease, which may have the effect of increasing our expense ratio. We may borrow money to finance the repurchase of shares subject to the limitations described in this prospectus. Any interest on such borrowing for this purpose would reduce our net income.

PLAN OF DISTRIBUTION

We may sell the Securities through underwriters or dealers, directly to one or more purchasers, including existing stockholders in a rights offering, or through agents or through a combination of any such methods of sale. In the case of a rights offering, the applicable prospectus supplement will set forth the number of shares of our common stock issuable upon the exercise of each right and the other terms of such rights offering. Any underwriter or agent involved in the offer and sale of the Securities will also be named in the applicable prospectus supplement.

The distribution of the Securities may be effected from time to time in one or more transactions at a fixed price or prices, which may be changed, in “at the market offerings” within the meaning of Rule 415(a)(4) of the Securities Act, at prevailing market prices at the time of sale, at prices related to such prevailing market prices, or at negotiated prices, provided, however, that in the case of our common stock, the offering price per share less any underwriting commissions or discounts must equal or exceed the NAV per share of our common stock except (i) in connection with a rights offering to our existing stockholders, (ii) with the consent of the majority of our common stockholders, or (iii) under such other circumstances as the SEC may permit.

In connection with the sale of the Securities, underwriters or agents may receive compensation from us or from purchasers of the Securities, for whom they may act as agents, in the form of discounts, concessions or commissions. Underwriters may sell the Securities to or through dealers and such dealers may receive compensation in the form of discounts, concessions or commissions from the underwriters and/or commissions from the purchasers for whom they may act as agents. Underwriters, dealers and agents that participate in the distribution of the Securities may be deemed to be underwriters under the Securities Act, and any discounts and commissions they receive from us and any profit realized by them on the resale of the Securities may be deemed to be underwriting discounts and commissions under the Securities Act. Any such underwriter or agent will be identified and any such compensation received from us will be described in the applicable prospectus supplement. The maximum commission or discount to be received by any FINRA member or independent broker-dealer will not exceed 10%.

We may enter into derivative transactions with third parties, or sell securities not covered by this prospectus to third parties in privately negotiated transactions. If the applicable prospectus supplement indicates, in connection with those derivatives, the third parties may sell Securities covered by this prospectus and the applicable prospectus supplement, including in short sale transactions. If so, the third party may use securities pledged by us or borrowed from us or others to settle those sales or to close out any related open borrowings of stock, and may use securities received from us in settlement of those derivatives to close out any related open borrowings of stock. The third parties in such sale transactions will be underwriters and, if not identified in this prospectus, will be identified in the applicable prospectus supplement (or a post-effective amendment).

Any of our common stock sold pursuant to a prospectus supplement will be listed on NASDAQ, or another exchange on which our common stock is traded.

Under agreements into which we may enter, underwriters, dealers and agents who participate in the distribution of the Securities may be entitled to indemnification by us against certain liabilities, including liabilities under the Securities Act. Underwriters, dealers and agents may engage in transactions with, or perform services for, us in the ordinary course of business.

If so indicated in the applicable prospectus supplement, we will authorize underwriters or other persons acting as our agents to solicit offers by certain institutions to purchase the Securities from us pursuant to contracts providing for payment and delivery on a future date. Institutions with which such contracts may be made include commercial and savings banks, insurance companies, pension funds, investment companies, educational and charitable institutions and others, but in all cases such institutions must be approved by us. The obligations of any purchaser under any such contract will be subject to the condition that the purchase of the Securities shall not at the time of delivery be prohibited under the laws of the jurisdiction to which such purchaser is subject. The underwriters and such other agents will not have any responsibility in respect of the validity or performance of such contracts. Such contracts will be subject only to those conditions set forth in the prospectus supplement, and the prospectus supplement will set forth the commission payable for solicitation of such contracts.

In order to comply with the securities laws of certain states, if applicable, the Securities offered hereby will be sold in such jurisdictions only through registered or licensed brokers or dealers. In addition, in certain states, the Securities may not be sold unless they have been registered or qualified for sale in the applicable state or an exemption from the registration or qualification requirement is available and is complied with.

CUSTODIAN, TRANSFER AND DIVIDEND PAYING AGENT AND REGISTRAR

Our Securities are held under a custodian agreement with The Bank of New York Mellon Corp. The address of the custodian is: 500 Ross Street, Suite 625, Pittsburgh, PA 15262. Our assets are held under bank custodianship in compliance with the 1940 Act. Securities held through our wholly-owned subsidiary, Business Investment, are held under a custodian agreement with The Bank of New York Mellon Corp., which acts as collateral custodian pursuant to Business Investment’s credit facility with BB&T and certain other parties. The address of the collateral custodian is 500 Ross Street, Suite 625, Pittsburgh, PA 15262. Computershare acts as our transfer and dividend paying agent and registrar. The principal business address of Computershare is 250 Royall Street, Canton, MA 02021, telephone number 781-575-2000. Computershare also maintains an internet web site at www.computershare.com and one specifically for shareholders at www.computershare.com/investor.

BROKERAGE ALLOCATION AND OTHER PRACTICES

Since we generally acquire and dispose of our investments in privately negotiated transactions, we will infrequently use securities brokers or dealers in the normal course of our business. Subject to policies established by our Board of Directors, our Adviser will be primarily responsible for ensuring the execution of transactions involving publicly traded securities and the review of brokerage commissions in respect thereof, if any. In the event that our Adviser ensures the execution such transactions, we do not expect our Adviser to execute transactions through any particular broker or dealer, but we would expect our Adviser to seek to obtain the best net results for us, taking into account such factors as price (including any applicable brokerage commission or dealer spread), size of order, difficulty of execution, and operational facilities of the broker dealer and the broker dealer’s risk and skill in positioning blocks of securities. While we expect that our Adviser generally will seek reasonably competitive trade execution costs, we will not necessarily pay the lowest spread or commission available. Subject to applicable legal requirements, our Adviser may select a broker dealer based partly upon brokerage or market research services provided to us, our Adviser and any of its other clients, if any. In return for such services, we may pay a higher commission than other broker dealers would charge if our Adviser determines in good faith that such commission is reasonable in relation to the value of the brokerage and research services provided by such broker dealer viewed in terms either of the particular transaction or our Adviser’s overall responsibilities with respect to all of our Adviser’s clients.

PROXY VOTING POLICIES AND PROCEDURES

We have delegated our proxy voting responsibility to our Adviser. The proxy voting policies and procedures of our Adviser are set out below. The guidelines are reviewed periodically by our Adviser and our directors who are not “interested persons,” and, accordingly, are subject to change.

Introduction

As an investment adviser registered under the Advisers Act, our Adviser has a fiduciary duty to act solely in our best interests. As part of this duty, our Adviser recognizes that it must vote our securities in a timely manner free of conflicts of interest and in our best interests.

Our Adviser’s policies and procedures for voting proxies for its investment advisory clients are intended to comply with Section 206 of, and Rule 206(4)-6 under, the Advisers Act.

Proxy Policies

Our Adviser votes proxies relating to our portfolio securities in what it perceives to be the best interest of our stockholders. Our Adviser reviews on a case-by-case basis each proposal submitted to a stockholder vote to determine its effect on the portfolio securities we hold. In most cases our Adviser will vote in favor of proposals that our Adviser believes are likely to increase the value of the portfolio securities we hold. Although our Adviser will generally vote against proposals that may have a negative effect on our portfolio securities, our Adviser may vote for such a proposal if there exist compelling long-term reasons to do so.

Our proxy voting decisions are made by our Adviser’s portfolio managers. To ensure that our Adviser’s vote is not the product of a conflict of interest, our Adviser requires that (1) anyone involved in the decision-making process disclose to our Adviser’s investment committee any potential conflict that he or she is aware of and any contact that he or she has had with any interested party regarding a proxy vote; and (2) employees involved in the decision-making process or vote administration are prohibited from revealing how our Adviser intends to vote on a proposal in order to reduce any attempted influence from interested parties. Where conflicts of interest may be present, our Adviser will disclose such conflicts to us, including our independent directors and may request guidance from us on how to vote such proxies.

Proxy Voting Records

You may obtain information without charge about how the Adviser voted proxies by calling us collect at (703) 287-5893 or by making a written request for proxy voting information to:

Michael LiCalsi, General Counsel and Secretary

c/o Gladstone Investment Corporation

1521 Westbranch Dr., Suite 100

McLean, VA 22102

LEGAL MATTERS

The legality of securities offered hereby will be passed upon for us by Bass, Berry & Sims PLC, Nashville, Tennessee. Certain legal matters will be passed upon for the underwriters, if any, by the counsel named in the accompanying prospectus supplement.

EXPERTS

The financial statements as of March 31, 2016 and March 31, 2015 and for each of the three years in the period ended March 31, 2016 and management’s assessment of the effectiveness of internal control over financial reporting (which is included in Management’s Annual Report on Internal Control over Financial Reporting) as of March 31, 2016 included in this Prospectus have been so included in reliance on the report of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting. The address of PricewaterhouseCoopers LLP is 1800 Tysons Boulevard, McLean, Virginia 22102.

The financial statements of Galaxy Tool Holding Corporation and Subsidiary as of and for the years ended December 31, 2015 and 2014, included in this Prospectus have been so included in reliance on the reports of Allen, Gibbs & Houlik, L.C., independent auditors, given on the authority of said firm as experts in auditing and accounting.

The financial statements of SOG Specialty Knives and Tools, LLC as of and for the years ended December 31, 2013 and 2012, included in this Prospectus have been so included in reliance on the report of Moss Adams LLP, independent auditors, given on the authority of said firm as experts in auditing and accounting.

GLADSTONE INVESTMENT CORPORATION

Management’s Annual Report on Internal Control over Financial Reporting

To the Stockholders and Board of Directors of Gladstone Investment Corporation:

Our management is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rule 13a-15(f) under the Securities Exchange Act of 1934. Our internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles and include those policies and procedures that: (1) pertain to the maintenance of records that in reasonable detail accurately and fairly reflect our transactions and the dispositions of our assets; (2) provide reasonable assurance that our transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that our receipts and expenditures are being made only in accordance with appropriate authorizations; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of our assets that could have a material effect on our financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation.

Under the supervision and with the participation of our management, including our chief executive officer and our chief financial officer and treasurer, we assessed the effectiveness of our internal control over financial reporting as of March 31, 2016, using the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control — Integrated Framework (2013) . Based on its assessment, management has concluded that our internal control over financial reporting was effective as of March 31, 2016.

The effectiveness of our internal control over financial reporting as of March 31, 2016 has been audited by PricewaterhouseCoopers LLP, an independent registered public accounting firm, as stated in their report which is included herein.

May 17, 2016

Report of Independent Registered Public Accounting Firm

To the Stockholders and Board of Directors of Gladstone Investment Corporation:

In our opinion, the accompanying consolidated statements of assets and liabilities, including the consolidated schedules of investments, and the related consolidated statements of operations, of changes in net assets and of cash flows present fairly, in all material respects, the financial position of Gladstone Investment Corporation and its subsidiaries (the “Company”) as of March 31, 2016 and 2015, and the results of their operations and their cash flows for each of the three years in the period ended March 31, 2016, in conformity with accounting principles generally accepted in the United States of America. In addition, in our opinion, the financial statement schedule listed in the index appearing under Item 15(a)(2) presents fairly, in all material respects, the information set forth therein when read in conjunction with the related consolidated financial statements. Also, in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of March 31, 2016, based on criteria established in Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company’s management is responsible for these financial statements and financial statement schedule, for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Annual Report on Internal Control over Financial Reporting. Our responsibility is to express opinions on these financial statements, on the financial statement schedule, and on the Company’s internal control over financial reporting based on our integrated audits. We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits, which included confirmation of securities as of March 31, 2016 by correspondence with the custodian and portfolio company investees, provide a reasonable basis for our opinions.

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ PricewaterhouseCoopers LLP

McLean, VA

May 17, 2016

GLADSTONE INVESTMENT CORPORATION

CONSOLIDATED STATEMENTS OF ASSETS AND LIABILITIES

(DOLLAR AMOUNTS IN THOUSANDS EXCEPT PER SHARE AMOUNTS)

	March 31,
	2016	2015
ASSETS
Investments at fair value
Non-Control/Non-Affiliate investments (Cost of $191,757 and $162,598, respectively)	$180,933	$174,373
Affiliate investments (Cost of $304,856 and $310,628, respectively)	296,723	271,050
Control investments (Cost of $21,512 and $32,032, respectively)	10,000	20,630

Total investments at fair value (Cost of $518,125 and $505,258, respectively)	487,656	466,053
Cash and cash equivalents	4,481	4,921
Restricted cash and cash equivalents	1,107	260
Interest receivable	2,790	1,867
Due from custodian	1,638	4,512
Deferred financing costs, net	4,332	4,529
Other assets, net	4,256	1,379

TOTAL ASSETS	$506,260	$483,521

LIABILITIES
Borrowings:
Line of credit at fair value (Cost of $95,000 and $118,800, respectively)	$95,000	$118,800
Secured borrowing	5,096	5,096

Total borrowings	100,096	123,896
Mandatorily redeemable preferred stock, $0.001 par value, $25 liquidation preference; 4,956,000 and 3,610,000 shares authorized, respectively; 4,866,000 and 3,256,000 shares issued and outstanding, respectively	121,650	81,400
Accounts payable and accrued expenses	1,054	1,271
Fees due to Adviser (A)	1,912	1,502
Fee due to Administrator (A)	311	262
Other liabilities	2,215	1,761

TOTAL LIABILITIES	227,238	210,092

Commitments and contingencies (B)
NET ASSETS	$279,022	$273,429

ANALYSIS OF NET ASSETS
Common stock, $0.001 par value per share, 100,000,000 shares authorized; 30,270,958 and 29,775,958 shares issued and outstanding, respectively	$30	$30
Capital in excess of par value	311,608	309,438
Cumulative net unrealized depreciation of investments	(30,469)	(39,204)
Cumulative net unrealized depreciation of other	(75)	(75)
Net investment income in excess of distributions	6,426	3,511
Accumulated net realized loss	(8,498)	(271)

TOTAL NET ASSETS	$279,022	$273,429

NET ASSET VALUE PER SHARE AT END OF YEAR	$9.22	$9.18

(A)	Refer to Note 4 — Related Party Transactions for additional information.
(B)	Refer to Note 11 — Commitments and Contingencies for additional information.

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE CONSOLIDATED FINANCIAL STATEMENTS.

GLADSTONE INVESTMENT CORPORATION

CONSOLIDATED STATEMENTS OF OPERATIONS

(DOLLAR AMOUNTS IN THOUSANDS EXCEPT PER SHARE AMOUNTS)

	Year Ended March 31,
	2016	2015	2014
INVESTMENT INCOME
Interest income:
Non-Control/Non-Affiliate investments	$16,604	$17,541	$21,190
Affiliate investments	28,071	16,844	3,625
Control investments	1,720	2,296	5,642
Cash and cash equivalents	2	4	3

Total interest income	46,397	36,685	30,460
Other income:
Non-Control/Non-Affiliate investments	3,720	4,424	1,210
Affiliate investments	838	534	1,299
Control investments	—	—	3,295

Total other income	4,558	4,958	5,804

Total investment income	50,955	41,643	36,264

EXPENSES
Base management fee (A)	9,925	7,569	6,207
Loan servicing fee (A)	6,697	4,994	4,326
Incentive fee (A)	5,179	4,975	3,983
Administration fee (A)	1,190	932	863
Interest expense on borrowings	4,154	3,539	2,075
Dividends on mandatorily redeemable preferred stock	7,963	3,921	2,850
Amortization of deferred financing costs	1,908	1,329	1,024
Professional fees	1,192	908	805
Other general and administrative expenses	1,854	1,421	1,459

Expenses before credits from Adviser	40,062	29,588	23,592

Credits to base management fee — loan servicing fee (A)	(6,697)	(4,994)	(4,326)
Credits to fees from Adviser — other (A)	(3,126)	(2,848)	(2,309)

Total expenses, net of credits to fees	30,239	21,746	16,957

NET INVESTMENT INCOME	$20,716	$19,897	$19,307

REALIZED AND UNREALIZED GAIN (LOSS)
Net realized (loss) gain:
Non-Control/Non-Affiliate investments	17,038	—	(14,834)
Affiliate investments	(11,424)	—	(1,763)
Control investments	(10,213)	(73)	24,838
Other	—	—	(29)

Total net realized (loss) gain	(4,599)	(73)	8,212
Net unrealized appreciation (depreciation):
Non-Control/Non-Affiliate investments	(22,599)	37,047	(6,382)
Affiliate investments	31,446	(4,233)	(1,481)
Control investments	(110)	(2,874)	(21,343)
Other	—	450	358

Total net unrealized appreciation (depreciation)	8,737	30,390	(28,848)

Net realized and unrealized gain (loss)	4,138	30,317	(20,636)

NET INCREASE (DECREASE) IN NET ASSETS RESULTING FROM OPERATIONS	$24,854	$50,214	$(1,329)

BASIC AND DILUTED PER COMMON SHARE:
Net investment income	$0.68	$0.75	$0.73

Net increase (decrease) in net assets resulting from operations	$0.82	$1.88	$(0.05)

Distributions	$0.75	$0.77	$0.71

WEIGHTED AVERAGE SHARES OF COMMON STOCK OUTSTANDING:
Basic and diluted	30,268,253	26,665,821	26,475,958

(A)	Refer to Note 4 — Related Party Transactions for additional information.

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE CONSOLIDATED FINANCIAL STATEMENTS.

GLADSTONE INVESTMENT CORPORATION

CONSOLIDATED STATEMENTS OF CHANGES IN NET ASSETS

(IN THOUSANDS)

	Year Ended March 31,
	2016	2015	2014
OPERATIONS:
Net investment income	$20,716	$19,897	$19,307
Net realized (loss) gain on investments	(4,599)	(73)	8,241
Net realized loss on other	—	—	(29)
Net unrealized appreciation (depreciation) of investments	8,737	29,940	(29,206)
Net unrealized depreciation of other	—	450	358

Net increase (decrease) in net assets from operations	24,854	50,214	(1,329)

DISTRIBUTIONS:
Distributions to common stockholders from net investment income	(19,515)	(20,584)	(18,797)
Distributions to common stockholders from realized gains	(3,188)	—	—

Net decrease in net assets from distributions	(22,703)	(20,584)	(18,797)

CAPITAL ACTIVITY:
Issuance of common stock	3,663	24,420	—
Offering costs for issuance of common stock	(221)	(1,458)	—

Net increase in net assets from capital activity	3,442	22,962	—

TOTAL INCREASE (DECREASE) IN NET ASSETS	5,593	52,592	(20,126)
NET ASSETS, BEGINNING OF YEAR	273,429	220,837	240,963

NET ASSETS, END OF YEAR	$279,022	$273,429	$220,837

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE CONSOLIDATED FINANCIAL STATEMENTS.

GLADSTONE INVESTMENT CORPORATION

CONSOLIDATED STATEMENTS OF CASH FLOWS

(IN THOUSANDS)

	Year Ended March 31,
	2016	2015	2014
CASH FLOWS FROM OPERATING ACTIVITIES
Net increase (decrease) in net assets resulting from operations	$24,854	$50,214	$(1,329)
Adjustments to reconcile net increase (decrease) in net assets resulting from operations to net cash provided by (used in) operating activities:
Purchase of investments	(61,896)	(132,902)	(132,203)
Principal repayments of investments	24,205	11,260	51,828
Increase in investment balance due to paid in kind interest	—	(78)	(88)
Net proceeds from the sale of investments	20,377	—	31,587
Net realized loss (gain) on investments	4,448	73	(8,241)
Net realized loss on other	—	—	29
Net unrealized (appreciation) depreciation of investments	(8,737)	(29,940)	29,206
Net unrealized depreciation of other	—	(450)	(358)
Amortization of deferred financing costs	1,908	1,329	1,024
Bad debt expense, net of recoveries	267	186	119
Changes in assets and liabilities:
(Increase) decrease in restricted cash and cash equivalents	(847)	4,981	(4,688)
(Increase) decrease in interest receivable	(1,133)	(578)	20
Decrease (increase) in due from custodian	2,874	(2,808)	(27)
(Increase) decrease in other assets, net	(2,934)	(479)	264
(Decrease) increase in accounts payable and accrued expenses	(217)	606	(345)
Increase (decrease) in fees due to Adviser (A)	410	277	(842)
Increase in fee due to Administrator (A)	49	38	3
Increase in other liabilities	454	719	429

Net cash provided by (used in) operating activities	4,082	(97,552)	(33,612)

CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from issuance of common stock	3,663	24,420	—
Offering costs for issuance of common stock	(221)	(1,458)	—
Proceeds from short-term loans	—	—	56,514
Repayments on short-term loans	—	—	(114,530)
Proceeds from line of credit	105,000	144,549	145,350
Repayments on line of credit	(128,800)	(87,000)	(115,100)
Proceeds from secured borrowings	—	96	—
Proceeds from issuance of mandatorily redeemable preferred stock	40,250	41,400	—
Purchase of derivatives	—	—	(75)
Deferred financing costs	(1,711)	(3,503)	(1,101)
Distributions paid to common stockholders	(22,703)	(20,584)	(18,797)

Net cash (used in) provided by financing activities	(4,522)	97,920	(47,739)

NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	(440)	368	(81,351)
CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR	4,921	4,553	85,904

CASH AND CASH EQUIVALENTS, END OF YEAR	$4,481	$4,921	$4,553

CASH PAID DURING YEAR FOR INTEREST	$3,679	$3,310	$1,952

NON-CASH ACTIVITIES (B)	$13,944	$—	$—

(A)	Refer to Note 4 — Related Party Transactions for additional information.
(B)	2016: Significant non-cash operating activities consisted principally of the following transaction:

In August 2015, NDLI, Inc. (“NDLI”) was acquired by Diligent Delivery Systems (“Diligent”). As part of this acquisition, we restructured our investment in NDLI, which resulted in the termination of our debt investments in NDLI, which had a cost basis and fair value of $17.7 million and $14.2 million, respectively. We received cash proceeds of $1.9 million and a $13.0 million secured second lien debt investment in Diligent, which resulted in a net realized loss of $2.8 million. We recognized this net realized loss in our Consolidated Statements of Operations during the fiscal year ended March 31, 2016.

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE CONSOLIDATED FINANCIAL STATEMENTS.

GLADSTONE INVESTMENT CORPORATION

CONSOLIDATED SCHEDULE OF INVESTMENTS

MARCH 31, 2016

(DOLLAR AMOUNTS IN THOUSANDS)

Company (A)	Industry	Investment (B)	Principal	Cost	Fair Value
NON-CONTROL/NON-AFFILIATE INVESTMENTS (N) :
Auto Safety House, LLC	Automobile	Secured First Lien Line of Credit, $1,000 available (8.0% , Due 10/2019) (I)(Q)	$—	$—	$—
		Secured First Lien Term Loan (8.0%, Due 10/2019) (I)(Q)	5,000	5,000	5,311

				5,000	5,311
B-Dry, LLC	Personal, Food and Miscellaneous Services	Secured First Lien Line of Credit, $500 available (6.7% (0.8% Unused Fee), Due 12/2016) (L)	3,500	3,500	3,500
		Secured First Lien Term Loan (12.0%, Due 12/2019) (L)	6,433	6,443	1,191
		Secured First Lien Term Loan (12.0%, Due 12/2019) (L)	840	840	—
		Preferred Stock (2,500 shares) (C)(F)(L)		2,516	—
		Common Stock (2,500 shares) (C)(F)(L)		300	—

				13,599	4,691
Country Club Enterprises, LLC	Automobile	Secured Second Lien Term Loan (18.7%, Due 5/2017) (L)	4,000	4,000	4,000
		Preferred Stock (7,245,681 shares) (C)(F)(L)		7,725	5,313
		Guaranty ($2,000) (D)		—	—
		Guaranty ($279) (D)		—	—

				11,725	9,313
Diligent Delivery Systems	Cargo Transport	Secured Second Lien Term Loan (10.0%, Due 8/2020) (K)	13,000	13,000	12,984
		Common Stock Warrants (6.0% ownership) (C)(F)(L)		—	1,500

				13,000	14,484

Drew Foam Company, Inc.	Chemicals, Plastics, and Rubber	Secured First Lien Term Loan (13.5%, Due 8/2017) (L)	9,913	9,913	9,913
		Preferred Stock (34,045 shares) (C)(F)(L)		3,375	3,583
		Common Stock (5,372 shares) (C)(F)(L)		63	6,459

				13,351	19,955
Frontier Packaging, Inc.	Containers, Packaging, and Glass	Secured First Lien Term Loan (12.0%, Due 12/2017) (L)	10,500	10,500	10,500
		Preferred Stock (1,373 shares) (C)(F)(L)		1,373	1,386
		Common Stock (152 shares) (C)(F)(L)		152	8,222

				12,025	20,108
Funko Acquisition Holdings, LLC (M)	Personal and Non-Durable Consumer Products (Manufacturing Only)	Preferred Stock (260 units) (C)(F)(L)		260	315
		Common Stock (975 units) (C)(F)(L)		—	—

				260	315
Ginsey Home Solutions, Inc.	Home and Office Furnishings, Housewares, and Durable Consumer Products	Secured Second Lien Term Loan (13.5%, Due 1/2018) (H)(L)	13,300	13,300	13,300
		Preferred Stock (19,280 shares) (C)(F)(L)		9,583	4,813
		Common Stock (63,747 shares) (C)(F)(L)		8	—

				22,891	18,113
Jackrabbit, Inc.	Farming and Agriculture	Secured First Lien Term Loan (13.5%, Due 4/2018) (L)	11,000	11,000	11,000
		Preferred Stock (3,556 shares) (C)(F)(L)		3,556	4,471
		Common Stock (548 shares) (C)(F)(L)		94	934

				14,650	16,405

Mathey Investments, Inc.	Machinery (Nonagriculture, Nonconstruction, Nonelectronic)	Secured First Lien Term Loan (10.0%, Due 3/2018) (L)	1,375	1,375	1,375
		Secured First Lien Term Loan (12.0%, Due 3/2018) (L)	3,727	3,727	3,727
		Secured First Lien Term Loan (12.5%, Due 3/2018) (E)(I)(L)	3,500	3,500	3,500
		Common Stock (29,102 shares) (C)(F)(L)		777	54

				9,379	8,656
Mitchell Rubber Products, Inc.	Chemicals, Plastics, and Rubber	Secured Second Lien Term Loan (13.0%, Due 10/2016) (I)(K)	13,560	13,560	5,082
		Preferred Stock (27,900 shares) (C)(F)(L)		2,790	—
		Common Stock (27,900 shares) (C)(F)(L)		28	—

				16,378	5,082
Nth Degree, Inc.	Diversified/Conglomerate Service	Secured First Lien Term Loan (12.5%, Due 12/2020) (L)	13,290	13,290	13,290
		Preferred Equity (5,660 units) (C)(F)(L)		5,660	7,712

				18,950	21,002

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE CONSOLIDATED FINANCIAL STATEMENTS.

GLADSTONE INVESTMENT CORPORATION

CONSOLIDATED SCHEDULE OF INVESTMENTS (Continued)

MARCH 31, 2016

(DOLLAR AMOUNTS IN THOUSANDS)

Company (A)	Industry	Investment (B)	Principal		Cost	Fair Value
Quench Holdings Corp.	Home and Office Furnishings, Housewares, and Durable Consumer Products	Common Stock (4,770,391 shares) (C)(F)(L)	$		$3,397	$4,359

					3,397	4,359
SBS, Industries, LLC	Machinery (Nonagriculture, Nonconstruction, Nonelectronic)	Secured First Lien Term Loan (14.0%, Due 8/2019) (L)		11,355	11,355	11,355
		Preferred Stock (19,935 shares) (C)(F)(L)			1,994	—
		Common Stock (221,500 shares) (C)(F)(L)			222	—

					13,571	11,355
Schylling, Inc.	Leisure, Amusement, Motion Pictures, Entertainment	Secured First Lien Term Loan (13.0%, Due 8/2018) (L)		13,081	13,081	13,081
		Preferred Stock (4,000 shares) (C)(F)(L)			4,000	4,103

					17,081	17,184
Star Seed, Inc.	Farming and Agriculture	Secured First Lien Term Loan (12.5%, Due 5/2018) (E)(K)		5,000	5,000	4,600
		Preferred Stock (1,499 shares) (C)(F)(L)			1,499	—
		Common Stock (600 shares) (C)(F)(L)			1	—

					6,500	4,600

Total Non-Control/Non-Affiliate Investments (represents 37.1% of total investments at fair value)					$191,757	$180,933

AFFILIATE INVESTMENTS (O) :
Acme Cryogenics, Inc.	Chemicals, Plastics, and Rubber	Secured Second Lien Term Loan (11.5%, Due 3/2020) (I)(Q)		$14,500	$14,500	$14,500
		Preferred Stock (965,982 shares) (C)(F)(Q)			7,956	22,337
		Common Stock (549,908 shares) (C)(F)(Q)			1,197	4,201
		Common Stock Warrants (465,639 shares) (C)(F)(Q)			25	3,856

					23,678	44,894
Alloy Die Casting Corp. (M)	Diversified/Conglomerate Manufacturing	Secured First Lien Term Loan (13.5%, Due 10/2018) (K)		12,215	12,215	11,390
		Preferred Stock (4,064 shares) (C)(F)(L)			4,064	612
		Common Stock (630 shares) (C)(F)(L)			41	—

					16,320	12,002
Behrens Manufacturing, LLC (M)	Diversified/Conglomerate Manufacturing	Secured First Lien Term Loan (13.0%, Due 12/2018) (L)		9,975	9,975	9,975
		Preferred Stock (2,923 shares) (C)(F)(L)			2,922	8,593

					12,897	18,568

Brunswick Bowling Products, Inc.	Home and Office Furnishings, Housewares and Durable Consumer Products	Secured First Lien Term Loan (16.3%, Due 5/2020) (L)	11,307	11,307	11,307
		Preferred Stock (4,943 shares) (C)(F)(L)		4,943	5,267

				16,250	16,574
B+T Group Acquisition Inc. (M)	Telecommunications	Secured First Lien Term Loan (13.0%, Due 12/2019) (L)	14,000	14,000	14,000
		Preferred Stock (12,841 shares) (C)(F)(L)		4,196	—

				18,196	14,000
Cambridge Sound Management, Inc.	Home and Office Furnishing, Housewares and Durable Consumer Products	Secured First Lien Term Loan (13.0%, Due 9/2019) (L)	15,000	15,000	15,000
		Preferred Stock (4,500 shares) (C)(F)(L)		4,500	12,835

				19,500	27,835
Channel Technologies Group, LLC	Diversified/Conglomerate Manufacturing	Preferred Stock (2,319 shares) (C)(F)(L)		2,938	989
		Common Stock (2,319,184 shares) (C)(F)(L)		—	—

				2,938	989
Counsel Press, Inc.	Diversified/Conglomerate Services	Secured First Lien Line of Credit, $1,000 available (12.8% (1% Unused Fee), Due 3/2017) (L)	—	—	—
		Secured First Lien Term Loan (12.8%, Due 3/2020) (L)	18,000	18,000	18,000
		Secured First Lien Term Loan (14.0%, Due 3/2020) (L)	5,500	5,500	5,500
		Preferred Stock (6,995 shares) (C)(F)(L)		6,995	5,399

				30,495	28,899

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE CONSOLIDATED FINANCIAL STATEMENTS.

GLADSTONE INVESTMENT CORPORATION

CONSOLIDATED SCHEDULE OF INVESTMENTS (Continued)

MARCH 31, 2016

(DOLLAR AMOUNTS IN THOUSANDS)

Company (A)	Industry	Investment (B)	Principal	Cost	Fair Value
D.P.M.S., Inc.	Diversified/Conglomerate Manufacturing	Secured First Lien Line of Credit, $550 available (4.0% (0.5% Unused Fee), Due 8/2017) (I)(L)	$4,000	$4,000	$4,000
		Secured First Lien Term Loan (4.0%, Due 8/2017) (I)(L)	2,575	2,575	2,575
		Secured First Lien Term Loan (4.0%, Due 8/2017) (I)(L)	8,795	8,795	2,073
		Secured First Lien Term Loan (5.2%, Due 8/2017) (E)(L)	1,150	1,150	—
		Preferred Stock (25 shares) (C)(F)(L)		2,500	—
		Common Stock (1,241 shares) (C)(F)(L)		3	—

				19,023	8,648
Edge Adhesives Holdings, Inc.(M)	Diversified/Conglomerate Manufacturing	Secured First Lien Term Loan (12.5%, Due 2/2019) (K)	9,300	9,300	8,928
		Secured First Lien Term Loan (13.8%, Due 2/2019) (K)	2,400	2,400	2,310
		Preferred Stock (3,774 units) (C)(F)(L)		3,774	—

				15,474	11,238
GI Plastek, Inc.	Chemicals, Plastics, and Rubber	Secured First Lien Term Loan (13.3%, Due 7/2020) (L)	15,000	15,000	15,000
		Preferred Stock (5,150 units) (C)(F)(L)		5,150	5,672

				20,150	20,672
Head Country Food Products, Inc.	Beverage, Food and Tobacco	Secured First Lien Term Loan (12.5%, Due 2/2019) (L)	9,050	9,050	9,050
		Preferred Stock (4,000 shares) (C)(F)(L)		4,000	—

				13,050	9,050
Logo Sportswear, Inc.	Textiles and Leather	Secured First Lien Term Loan (12.5%, Due 3/2020) (L)	9,200	9,200	9,200
		Preferred Stock (1,550 shares) (C)(F) (L)		1,550	2,795

				10,750	11,995
Meridian Rack & Pinion, Inc. (M)	Automobile	Secured First Lien Term Loan (13.5%, Due 12/2018) (K)	9,660	9,660	8,791
		Preferred Stock (3,381 shares) (C)(F)(L)		3,381	988

				13,041	9,779

NDLI, Inc.	Cargo Transport	Preferred Stock (3,600 shares) (C)(F)(L)		3,600	—
		Common Stock (545 shares) (C)(F)(L)		—	—

				3,600	—
Old World Christmas, Inc.	Home and Office Furnishings, Housewares, and Durable Consumer Products	Secured First Lien Term Loan (13.3%, Due 10/2019) (L)	15,770	15,770	15,770
		Preferred Stock (6,180 shares) (C)(F)(L)		6,180	4,159

				21,950	19,929
Precision Southeast, Inc.	Diversified/Conglomerate Manufacturing	Secured Second Lien Term Loan (14.0%, Due 9/2020) (L)	9,618	9,618	9,618
		Preferred Stock (37,391 shares) (C)(F)(L)		3,739	3,922
		Common Stock (90,909 shares) (C)(F)(L)		91	—

				13,448	13,540
SOG Specialty Knives & Tools, LLC	Leisure, Amusement, Motion Pictures, Entertainment	Secured First Lien Term Loan (13.3%, Due 10/2017) (L)	6,200	6,200	6,200
		Secured First Lien Term Loan (14.8%, Due 10/2017) (L)	12,200	12,200	12,200
		Preferred Stock (9,749 shares) (C)(F)(L)		9,749	7,747

				28,149	26,147
Tread Corporation	Oil and Gas	Secured First Lien Line of Credit, $2,424 available (12.5%, Due 2/2018) (G)(L)	1,426	1,426	1,426
		Preferred Stock (12,998,639 shares) (C)(F)(L)		3,768	538
		Common Stock (10,089,048 shares) (C)(F)(L)		753	—

				5,947	1,964

Total Affiliate Investments (represents 60.8% of total investments at fair value).				$304,856	$296,723

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE CONSOLIDATED FINANCIAL STATEMENTS.

GLADSTONE INVESTMENT CORPORATION

CONSOLIDATED SCHEDULE OF INVESTMENTS (Continued)

MARCH 31, 2016

(DOLLAR AMOUNTS IN THOUSANDS)

Company (A)	Industry	Investment (B)	Principal	Cost	Fair Value
CONTROL INVESTMENTS (P) :
Galaxy Tool Holding Corporation	Aerospace and Defense	Secured First Lien Line of Credit, $0 available (6.5% (1.0% Unused Fee), Due 9/2016) (L)	$5,000	$5,000	$5,000
		Secured Second Lien Term Loan (10.0%, Due 8/2017) (L)	5,000	5,000	5,000
		Preferred Stock (5,517,444 shares) (C)(F)(L)		11,464	—
		Common Stock (88,843 shares) (C)(F)(L)		48	—
				21,512	10,000

Total Control Investments (represents 2.1% of total investments at fair value)				$21,512	$10,000

TOTAL INVESTMENTS (R)				$518,125	$487,656

(A)	Certain of the securities listed are issued by affiliate(s) of the indicated portfolio company. The majority of the securities listed, totaling $461.4 million at fair value, are pledged as collateral to our revolving line of credit as described further in Note 5 — Borrowings. Additionally, all of our investments are considered qualifying assets under Section 55 of the Investment Company Act of 1940, as amended, (the “1940 Act”) as of March 31, 2016. Under the 1940 Act, we may not acquire any non-qualifying assets unless, at the time such acquisition is made, qualifying assets represent at least 70% of our total assets.
(B)	Percentages represent the weighted average cash interest rates in effect at March 31, 2016, and due date represents the contractual maturity date. Unless indicated otherwise, all cash interest rates are indexed to 30-day London Interbank Offered Rate. If applicable, paid-in-kind interest rates are noted separately from the cash interest rates.
(C)	Security is non-income producing.
(D)	Refer to Note 11 — Commitments and Contingencies for additional information regarding these guaranties.
(E)	Last Out Tranche (“LOT”) of secured first lien debt, meaning if the portfolio company is liquidated, the holder of the LOT generally is paid after the other secured first lien debt but before the secured second lien debt.
(F)	Where applicable, aggregates all shares of such class of stock owned without regard to specific series owned within such class (some series of which may or may not be voting shares) or aggregates all warrants to purchase shares of such class of stock owned without regard to specific series of such class of stock such warrants allow us to purchase.
(G)	Debt security is on non-accrual status.
(H)	$5.1 million of the debt security was participated to a third party, but is accounted for as collateral for a secured borrowing under accounting principles generally accepted in the U.S. and presented as secured borrowing on our accompanying Consolidated Statement of Assets and Liabilities as of March 31, 2016.
(I)	Debt security has a fixed interest rate.
(J)	Reserved.
(K)	Fair value was based on internal yield analysis or on estimates of value submitted by Standard & Poor’s Securities Evaluations, Inc.
(L)	Fair value was based on the total enterprise value of the portfolio company, which is generally allocated to the portfolio company’s securities in order of their relative priority in the capital structure.
(M)	One of our affiliated funds, Gladstone Capital Corporation, co-invested with us in this portfolio company pursuant to an exemptive order granted by the U.S. Securities and Exchange Commission.
(N)	Non-Control/Non-Affiliate investments, as defined by the 1940 Act, are those that are neither Control nor Affiliate investments and in which we own less than 5.0% of the issued and outstanding voting securities.
(O)	Affiliate investments, as defined by the 1940 Act, are those that are not Control investments, and in which we own, with the power to vote, between and inclusive of 5.0% and 25.0% of the issued and outstanding voting securities.

(P)	Control investments, as defined by the 1940 Act, are those where we have the power to exercise a controlling influence over the management or policies of the portfolio company, which may include owning, with the power to vote, more than 25.0% of the issued and outstanding voting securities.
(Q)	Fair value was based on the expected exit or payoff amount.
(R)	Cumulative gross unrealized depreciation for federal income tax purposes is $86.2 million; cumulative gross unrealized appreciation for federal income tax purposes is $60.4 million. Cumulative net unrealized depreciation is $25.8 million, based on a tax cost of $513.5 million.

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE CONSOLIDATED FINANCIAL STATEMENTS.

GLADSTONE INVESTMENT CORPORATION

CONSOLIDATED SCHEDULE OF INVESTMENTS

MARCH 31, 2015

(DOLLAR AMOUNTS IN THOUSANDS)

Company (A)	Industry	Investment (B)	Principal	Cost	Fair Value
NON-CONTROL/NON-AFFILIATE INVESTMENTS (N) :
Auto Safety House, LLC	Automobile	Secured First Lien Line of Credit, $1,000 available (7.0%, Due 10/2019) (I)(K)	$—	$—	$—
		Secured First Lien Term Debt (7.0%, Due 10/2019) (I)(K)	5,000	5,000	4,938

				5,000	4,938
Cavert II Holding Corp.	Containers, Packaging, and Glass	Preferred Stock (18,446 shares) (C)(F)(L)		1,845	3,265

				1,845	3,265
Country Club Enterprises, LLC	Automobile	Secured Second Lien Term Debt (18.7%, Due 5/2017) (L)	4,000	4,000	4,000
		Preferred Stock (7,079,792 shares) (C)(F)(L)		7,725	2,863
		Guaranty ($2,000) (D)
		Guaranty ($593) (D)

				11,725	6,863
Drew Foam Company, Inc.	Chemicals, Plastics, and Rubber	Secured First Lien Term Debt (13.5%, Due 8/2017) (L)	10,913	10,913	10,913
		Preferred Stock (34,045 shares) (C)(F)(L)		3,375	3,532
		Common Stock (5,372 shares) (C)(F)(L)		63	2,813

				14,351	17,258
Frontier Packaging, Inc.	Containers, Packaging, and Glass	Secured First Lien Term Debt (12.0%, Due 12/2017) (L)	12,000	12,000	12,000
		Preferred Stock (1,373 shares) (C)(F)(L)		1,373	1,404
		Common Stock (152 shares) (C)(F)(L)		152	2,777

				13,525	16,181
Funko, LLC (M)	Personal and Non-Durable Consumer Products (Manufacturing Only)	Secured First Lien Term Debt (9.3%, Due 5/2019) (I)(K)	7,500	7,500	7,734
		Secured First Lien Term Debt (9.3%, Due 5/2019) (I)(K)	2,000	2,000	2,063
		Preferred Stock (1,305 units) (C)(F)(L)		1,305	15,211

				10,805	25,008
Ginsey Home Solutions, Inc.	Home and Office Furnishings, Housewares and Durable Consumer Products	Secured Second Lien Term Debt (13.5%, Due 1/2018) (H)(L)	13,300	13,300	13,300
		Preferred Stock (18,898 shares) (C)(F)(L)		9,583	7,176
		Common Stock (63,747 shares) (C)(F)(L)		8	—

				22,891	20,476

Jackrabbit, Inc.	Farming and Agriculture	Secured First Lien Debt (13.5%, Due 4/2018) (L)	11,000	11,000	11,000
		Preferred Stock (3,556 shares) (C)(F)(L)		3,556	4,139
		Common Stock (548 shares) (C)(F)(L)		94	2,399

				14,650	17,538
Mathey Investments, Inc.	Machinery ( Nonagriculture, Nonconstruction, Nonelectronic)	Secured First Lien Term Debt (10.0%, Due 3/2016) (L)	1,375	1,375	1,375
		Secured First Lien Term Debt (12.0%, Due 3/2016) (L)	3,727	3,727	3,727
		Secured First Lien Term Debt (12.5%, Due 3/2016) (E)(I)(L)	3,500	3,500	3,500
		Common Stock (29,102 shares) (C)(F)(L)		777	7,630

				9,379	16,232
Mitchell Rubber Products, Inc.	Chemicals, Plastics, and Rubber	Secured Second Lien Term Debt (13.0%, Due 10/2016) (I)(K)	13,560	13,560	8,136
		Secured Second Lien Term Debt (13.0%, Due 12/2015) (I)(K)	1,500	1,500	900
		Preferred Stock (27,900 shares) (C)(F)(L)		2,790	—
		Common Stock (27,900 shares) (C)(F)(L)		28	—

				17,878	9,036
Quench Holdings Corp.	Home and Office Furnishings, Housewares, and Durable Consumer Products	Common Stock (4,770,391 shares) (C)(F)(L)		3,397	5,432

				3,397	5,432
SBS Industries, LLC	Machinery (Nonagriculture, Nonconstruction, Nonelectronic)	Secured First Lien Term Debt (14.0%, Due 8/2016) (L)	11,355	11,355	11,355
		Preferred Stock (19,935 shares) (C)(F)(L)		1,994	2,627
		Common Stock (221,500 shares) (C)(F)(L)		222	183

				13,571	14,165

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE CONSOLIDATED FINANCIAL STATEMENTS.

GLADSTONE INVESTMENT CORPORATION

CONSOLIDATED SCHEDULE OF INVESTMENTS (Continued)

MARCH 31, 2015

(DOLLAR AMOUNTS IN THOUSANDS)

Company (A)	Industry	Investment (B)	Principal	Cost	Fair Value
Schylling, Inc.	Leisure, Amusement, Motion Pictures, Entertainment	Secured First Lien Term Debt (13.0%, Due 8/2018) (L)	$13,081	$13,081	$13,081
		Preferred Stock (4,000 shares) (C)(F)(L)		4,000	—

				17,081	13,081
Star Seed, Inc.	Farming and Agriculture	Secured First Lien Term Debt (12.5%, Due 5/2018) (E)(K)	5,000	5,000	4,900
		Preferred Stock (1,499 shares) (C)(F)(L)		1,499	—
		Common Stock (600 shares) (C)(F)(L)		1	—

				6,500	4,900

Total Non-Control/Non-Affiliate Investments (represents 37.4% of total investments at fair value)				$162,598	$174,373

AFFILIATE INVESTMENTS (O) :
Acme Cryogenics, Inc.	Chemicals, Plastics, and Rubber	Secured Second Lien Term Debt (11.5%, Due 3/2020) (I)(L)	$14,500	$14,500	$14,500
		Preferred Stock (965,982 shares) (C)(F)(L)		7,956	8,519
		Common Stock (549,908 shares) (C)(F)(L)		1,197	—
		Common Stock Warrants (465,639 shares) (C)(F)(L)		25	—

				23,678	23,019
Alloy Die Casting Co. (M)	Diversified/Conglomerate Manufacturing	Secured First Lien Term Debt (13.5%, Due 10/2018) (K)	12,215	12,215	12,154
		Preferred Stock (4,064 shares) (C)(F)(L)		4,064	4,122
		Common Stock (630 shares) (C)(F)(L)		41	—

				16,320	16,276
Behrens Manufacturing, LLC (M)	Diversified/Conglomerate Manufacturing	Secured First Lien Term Debt (13.0%, Due 12/2018) (L)	9,975	9,975	9,975
		Preferred Stock (2,923 shares) (C)(F)(L)		2,922	3,447

				12,897	13,422
B-Dry, LLC	Personal, Food and Miscellaneous Services	Secured First Lien Line of Credit, $175 available (6.5% (0.8% Unused Fee), Due 12/2016) (L)	2,075	2,075	1,124
		Secured First Lien Term Debt (13.5%, Due 12/2019) (L)	6,433	6,443	3,490
		Secured First Lien Term Debt (13.5%, Due 12/2019) (L)	840	840	455
		Preferred Stock (2,250 shares) (C)(F)(L)		2,250	—
		Common Stock (2,250 shares) (C)(F)(L)		300	—

				11,908	5,069

B+T Group Acquisition Inc. (M)	Telecommunications	Secured First Lien Line of Credit, $700 available (10.0% (1.0% Unused Fee), Due 6/2015) (L)	700	700	700
		Secured First Lien Term Debt (13.0%, Due 12/2019) (L)	14,000	14,000	14,000
		Preferred Stock (12,841 shares) (C)(F)(L)		4,196	4,541

				18,896	19,241
Cambridge Sound Management, Inc.	Home and Office Furnishing, Housewares and Durable Consumer Products	Secured First Lien Term Debt (13.0%, Due 9/2019) (L)	15,000	15,000	15,000
		Preferred Stock (4,500 shares) (C)(F)(L)		4,500	7,198

				19,500	22,198
Channel Technologies Group, LLC	Diversified/Conglomerate Manufacturing	Preferred Stock (2,279 shares) (C)(F)(L)		2,864	2,315
		Common Stock (2,279,020 shares) (C)(F)(L)		—	—

				2,864	2,315
Counsel Press, Inc.	Diversified/Conglomerate Services	Secured First Lien Line of Credit, $500 available (12.8% (1.0% Unused Fee), Due 3/2017) (J)	1,500	1,500	1,500
		Secured First Lien Term Debt (12.8%, Due 3/2020) (J)	18,000	18,000	18,000
		Secured First Lien Term Debt (14.0%, Due 3/2020) (J)	5,500	5,500	5,500
		Preferred Stock (6,995 shares) (C)(F)(J)		6,995	6,995

				31,995	31,995
D.P.M.S., Inc.	Diversified/Conglomerate Manufacturing	Secured First Lien Line of Credit, $550 available (4.0% (0.5% Unused Fee), Due 8/2016) (I)(L)	4,000	4,000	762
		Secured First Lien Term Debt (4.0%, Due 8/2016) (I)(L)	2,575	2,575	490
		Secured First Lien Term Debt (4.0%, Due 8/2016) (I)(L)	8,795	8,795	1,674
		Secured First Lien Term Debt (5.0%, Due 8/2016) (E)(L)	1,150	1,150	219
		Preferred Stock (25 shares) (C)(F)(L)		2,500	—
		Common Stock (1,241 shares) (C)(F)(L)		3	—

				19,023	3,145

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE CONSOLIDATED FINANCIAL STATEMENTS.

GLADSTONE INVESTMENT CORPORATION

CONSOLIDATED SCHEDULE OF INVESTMENTS (Continued)

MARCH 31, 2015

(DOLLAR AMOUNTS IN THOUSANDS)

Company (A)	Industry	Investment (B)	Principal	Cost	Fair Value
Edge Adhesives Holdings, Inc. (M)	Diversified/Conglomerate Manufacturing	Secured First Lien Line of Credit, $10 available (12.5% (1.0% Unused Fee), Due 8/2015) (K)	$1,490	$1,490	$1,488
		Secured First Lien Term Debt (12.5%, Due 2/2019) (K)	9,300	9,300	9,300
		Secured First Lien Term Debt (13.8%, Due 2/2019) (K)	2,400	2,400	2,403
		Preferred Stock (3,474 units) (C)(F)(L)		3,474	3,199

				16,664	16,390
Head Country, Inc.	Beverage, Food and Tobacco	Secured First Lien Term Debt (12.5%, Due 2/2019) (L)	9,050	9,050	9,050
		Preferred Stock (4,000 shares) (C)(F)(L)		4,000	3,931

				13,050	12,981
Logo Sportswear, Inc.	Textiles and Leather	Secured First Lien Line of Credit, $500 available (10.0% (1.0% Unused Fee), Due 9/2015) (J)	—	—	—
		Secured First Lien Term Debt (12.5%, Due 3/2020) (J)	9,200	9,200	9,200
		Preferred Stock (1,550 shares) (C)(F)(J)		1,550	1,550

				10,750	10,750
Meridian Rack & Pinion, Inc. (M)	Automobile	Secured First Lien Term Debt (13.5%, Due 12/2018) (K)	9,660	9,660	9,612
		Preferred Stock (3,381 shares) (C)(F)(L)		3,381	3,117

				13,041	12,729
NDLI, Inc.	Cargo Transport	Secured First Lien Line of Credit, $50 available (10.5% (0.5% Unused Fee), Due 1/2016) (L)	2,875	2,875	2,308
		Secured First Lien Term Debt (11.0%, Due 1/2018) (L)	7,227	7,227	5,803
		Secured First Lien Term Debt (10.5%, Due 1/2018) (L)	3,650	3,650	2,931
		Secured First Lien Term Debt (10.5%, Due 1/2018) (E)(L)	3,650	3,650	2,930
		Preferred Stock (3,600 shares) (C)(F)(L)		3,600	—
		Common Stock (545 shares) (C)(F)(L)		—	—

				21,002	13,972

Old World Christmas, Inc.	Home and Office Furnishings, Housewares, and Durable Consumer Products	Secured First Lien Term Debt (13.3%, Due 10/2019) (L)	15,770	15,770	15,770
		Preferred Stock (6,180 shares) (C)(F)(L)		6,180	6,657

				21,950	22,427
Precision Southeast, Inc.	Diversified/Conglomerate Manufacturing	Secured Second Lien Term Debt (14.0%, Due 9/2020) (L)	9,617	9,617	9,617
		Preferred Stock (37,391 shares) (C)(F)(J)		3,739	1,830
		Common Stock (90,909 shares) (C)(F)(L)		91	—

				13,447	11,447
SOG Specialty Knives & Tools LLC	Leisure, Amusement, Motion Pictures, Entertainment	Secured First Lien Term Debt (13.3%, Due 10/2017) (L)	6,200	6,200	6,200
		Secured First Lien Term Debt (14.8%, Due 10/2017) (L)	12,200	12,200	12,200
		Preferred Stock (9,749 shares) (C)(F)(L)		9,749	13,451

				28,149	31,851
Tread Corporation	Oil and Gas	Secured First Lien Line of Credit, $853 available (12.5%, Due 2/2018) (G)(L)	2,397	2,397	375
		Secured First Lien Term Debt (12.5%, Due 2/2018) (G)(I)(L)	5,000	5,000	782
		Secured First Lien Term Debt (12.5%, Due 2/2018) (G)(I)(L)	2,750	2,750	430
		Secured First Lien Term Debt (12.5%, Due 2/2018) (G)(I)(L)	1,000	1,000	156
		Secured First Lien Term Debt (12.5%, Due on Demand) (G)(I)(L)	510	510	80
		Preferred Stock (3,332,765 shares) (C)(F)(L)		3,333	—
		Common Stock (7,716,320 shares) (C)(F)(L)		501	—
		Common Stock Warrants (2,372,727 shares) (C)(F)(L)		3	—

				15,494	1,823

Total Affiliate Investments (represents 58.2% of total investments at fair value)				$310,628	$271,050

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE CONSOLIDATED FINANCIAL STATEMENTS.

GLADSTONE INVESTMENT CORPORATION

CONSOLIDATED SCHEDULE OF INVESTMENTS (Continued)

MARCH 31, 2015

(DOLLAR AMOUNTS IN THOUSANDS)

Company (A)	Industry	Investment (B)	Principal	Cost	Fair Value
CONTROL INVESTMENTS (P) :
Galaxy Tool Holding Corporation	Aerospace and Defense	Secured First Lien Line of Credit, $1,250 available (10.0% (1.0% Unused Fee), Due 9/2015) (L)	$3,250	$3,250	$3,250
		Secured Second Lien Term Debt (13.5%, Due 8/2017) (L)	15,520	15,520	15,520
		Preferred Stock (6,039,387 shares) (C)(F)(L)		11,464	—
		Common Stock (88,843 shares) (C)(F)(L)		48	—

				30,282	18,770
Roanoke Industries Corp.	Buildings and Real Estate	Secured First Lien Debt (10.0%, Due 11/2019) (I)(L)	1,650	1,650	1,650
		Common Stock (57 shares) (C)(F)(L)		100	210

				1,750	1,860

Total Control Investments (represents 4.4% of total investments at fair value)				$32,032	$20,630

TOTAL INVESTMENTS (Q)				$505,258	$466,053

(A)	Certain of the securities listed are issued by affiliate(s) of the indicated portfolio company. The majority of the securities listed, totaling $435.9 million at fair value, are pledged as collateral to our revolving line of credit as described further in Note 5 — Borrowings. Additionally, all of our investments are considered qualifying assets under Section 55 of the Investment Company Act of 1940, as amended, (the “1940 Act”) as of March 31, 2015. Under the 1940 Act, we may not acquire any non-qualifying assets unless, at the time such acquisition is made, qualifying assets represent at least 70% of our total assets.
(B)	Percentages represent the weighted average cash interest rates in effect at March 31, 2015, and due date represents the contractual maturity date. Unless indicated otherwise, all cash interest rates are indexed to the 30-day London Interbank Offered Rate. If applicable, paid-in-kind interest rates are noted separately from the cash interest rates.
(C)	Security is non-income producing.
(D)	Refer to Note 10 — Commitments and Contingencies for additional information regarding these guaranties.
(E)	Last Out Tranche (“LOT”) of secured first lien debt, meaning if the portfolio company is liquidated, the holder of the LOT is generally paid after the other secured first lien debt but before the secured second lien debt.
(F)	Where applicable, aggregates all shares of such class of stock owned without regard to specific series owned within such class (some series of which may or may not be voting shares) or aggregates all warrants to purchase shares of such class of stock owned without regard to specific series of such class of stock such warrants allow us to purchase.
(G)	Debt security is on non-accrual status.
(H)	$5.1 million of the debt security was participated to a third party, but is accounted for as collateral for a secured borrowing under accounting principles generally accepted in the U.S. and presented as secured borrowing on our accompanying Consolidated Statement of Assets and Liabilities as of March 31, 2015.
(I)	Debt security has a fixed interest rate.
(J)	New portfolio investment valued at cost, as it was determined that the price paid during the three months ended March 31, 2015 best represents fair value as of March 31, 2015.
(K)	Fair value was based on internal yield analysis or on estimates of value submitted by Standard & Poor’s Securities Evaluations, Inc.
(L)	Fair value was based on the total enterprise value of the portfolio company, which is generally allocated to the portfolio company’s securities in order of their relative priority in the capital structure.

(M)	One of our affiliated funds, Gladstone Capital Corporation, co-invested with us in this portfolio company pursuant to an exemptive order granted by the U.S. Securities and Exchange Commission.
(N)	Non-Control/Non-Affiliate investments, as defined by the 1940 Act, are those that are neither Control nor Affiliate investments or in which we own less than 5.0% of the issued and outstanding voting securities.
(O)	Affiliate investments, as defined by the 1940 Act, are those that are not Control investments, and in which we own, with the power to vote, between and inclusive of 5.0% and 25.0% of the issued and outstanding voting securities.
(P)	Control investments, as defined by the 1940 Act, are those where we have the power to exercise a controlling influence over the management or policies of the portfolio company, which may include owning, with the power to vote, more than 25.0% of the issued and outstanding voting securities.
(Q)	Cumulative gross unrealized depreciation for federal income tax purposes is $80.6 million; cumulative gross unrealized appreciation for federal income tax purposes is $41.4 million. Cumulative net unrealized depreciation is $39.2 million, based on a tax cost of $505.6 million.

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE CONSOLIDATED FINANCIAL STATEMENTS.

GLADSTONE INVESTMENT CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

MARCH 31, 2016

(DOLLAR AMOUNTS IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA AND AS OTHERWISE INDICATED)

NOTE 1. ORGANIZATION

Gladstone Investment Corporation (“Gladstone Investment”) was incorporated under the General Corporation Law of the State of Delaware on February 18, 2005, and completed an initial public offering on June 22, 2005. The terms “the Company,” “we,” “our” and “us” all refer to Gladstone Investment and its consolidated subsidiaries. We are an externally advised, closed-end, non-diversified management investment company that has elected to be treated as a business development company (“BDC”) under the Investment Company Act of 1940, as amended (the “1940 Act”), and is applying the guidance of Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) Topic 946 Financial Services-Investment Companies (“ASC 946”). In addition, we have elected to be treated for tax purposes as a regulated investment company (“RIC”) under the Internal Revenue Code of 1986, as amended (the “Code”). We were established for the purpose of investing in debt and equity securities of established private businesses in the United States (“U.S.”). Debt investments primarily take the form of two types of loans: secured first lien loans and secured second lien loans. Equity investments primarily take the form of preferred or common equity (or warrants or options to acquire the foregoing), often in connection with buyouts and other recapitalizations. Our investment objectives are: (a) to achieve and grow current income by investing in debt securities of established businesses that we believe will provide stable earnings and cash flow to pay expenses, make principal and interest payments on our outstanding indebtedness and make distributions to stockholders that grow over time, and (b) to provide our stockholders with long-term capital appreciation in the value of our assets by investing in equity securities of established businesses that we believe can grow over time to permit us to sell our equity investments for capital gains. We aim to maintain a portfolio allocation of approximately 75.0% debt investments and 25.0% equity investments, at cost.

Gladstone Business Investment, LLC (“Business Investment”), a wholly-owned subsidiary of ours, was established on August 11, 2006 for the sole purpose of owning our portfolio of investments in connection with our line of credit. The financial statements of Business Investment are consolidated with those of Gladstone Investment. We also have significant subsidiaries (as defined under Rule 1-02(w) of the U.S. Securities and Exchange Commission’s (“SEC”) Regulation S-X) whose financial statements are not consolidated with ours. Refer to Note 14 — Unconsolidated Significant Subsidiaries for additional information regarding our unconsolidated significant subsidiaries.

We are externally managed by Gladstone Management Corporation (the “Adviser”), an affiliate of ours and an SEC registered investment adviser, pursuant to an investment advisory agreement and management agreement. Administrative services are provided by Gladstone Administration, LLC (the “Administrator”), an affiliate of ours and the Adviser, pursuant to an administration agreement.

NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

These Consolidated Financial Statements and the accompanying notes are prepared in accordance with accounting principles generally accepted in the U.S. (“GAAP”) and conform to Regulation S-X under the Securities Exchange Act of 1934, as amended. Management believes it has made all necessary adjustments so that our accompanying Consolidated Financial Statements are presented fairly and that all such adjustments are of a normal recurring nature. Our accompanying Consolidated Financial Statements include our accounts and the accounts of our wholly-owned subsidiaries. All significant intercompany balances and transactions have been eliminated.

Consolidation

In accordance with Article 6 of Regulation S-X under the Securities Act of 1933, we do not consolidate portfolio company investments. Under the investment company rules and regulations pursuant to the American Institute of Certified Public Accountants (“AICPA”) Audit and Accounting Guide for Investment Companies, codified in ASC 946, we are precluded from consolidating any entity other than another investment company, except that ASC 946 provides for the consolidation of a controlled operating company that provides substantially all of its services to the investment company or its consolidated subsidiaries.

Use of Estimates

Preparing financial statements requires management to make estimates and assumptions that affect the amounts reported in our accompanying Consolidated Financial Statements and accompanying notes. Actual results may differ from those estimates.

Reclassifications

Certain prior year amounts have been reclassified to conform to the current year presentation in the consolidated financial statements and related notes. Reclassifications did not impact net increase in net assets resulting from operations, total assets, total liabilities or total net assets, or statement of changes in net assets and statement of cash flows classifications.

Classification of Investments

In accordance with the BDC regulations in the 1940 Act, we classify portfolio investments on our accompanying Consolidated Statements of Assets and Liabilities , Consolidated Statements of Operations and Consolidated Schedules of Investments into the following categories:

•	Non-Control/Non-Affiliate Investments — Non-Control/Non-Affiliate investments are those that are neither control nor affiliate investments and in which we typically own less than 5.0% of the issued and outstanding voting securities;

•	Affiliate Investments — Affiliate investments are those that are not Control investments and in which we own, with the power to vote, between and inclusive of 5.0% and 25.0% of the issued and outstanding voting securities; and

•	Control Investments — Control investments are those where we have the power to exercise a controlling influence over the management or policies of the portfolio company, which may include owning, with the power to vote, more than 25.0% of the issued and outstanding voting securities.

Investment Valuation Policy

Accounting Recognition

We record our investments at fair value in accordance with the FASB ASC Topic 820, “ Fair Value Measurements and Disclosures” (“ASC 820”) and the 1940 Act. Investment transactions are recorded on the trade date. Realized gains or losses are measured by the difference between the net proceeds from the repayment or sale and amortized cost basis of the investment, without regard to unrealized appreciation or depreciation previously recognized, and include investments charged off during the period, net of recoveries. Unrealized appreciation or depreciation primarily reflects the change in investment fair values, including the reversal of previously recorded unrealized appreciation or depreciation when gains or losses are realized.

Board Responsibility

In accordance with the 1940 Act, our Board of Directors has the ultimate responsibility for reviewing and approving, in good faith, the fair value of our investments based on our investment valuation policy (which has been approved by our Board of Directors) (the “Policy”). Such review occurs in three phases. First, prior to its quarterly meetings, the Board of Directors receives written valuation recommendations and supporting materials provided by professionals of the Adviser and Administrator with oversight and direction from the chief valuation officer (the “Valuation Team”). Second, the Valuation Committee of our Board of Directors (comprised entirely of independent directors) meets to review the valuation recommendations and supporting materials. Third, after the Valuation Committee concludes its meeting, it and the chief valuation officer present the Valuation Committee’s findings to the entire Board of Directors so that the full Board of Directors may review and approve the fair value of our investments in accordance with the Policy.

There is no single standard for determining fair value (especially for privately-held businesses), as fair value depends upon the specific facts and circumstances of each individual investment. In determining the fair value of our investments, the Valuation Team, led by the chief valuation officer, uses the Policy and each quarter the Valuation Committee and Board of Directors review the Policy to determine if changes thereto are advisable and also review whether the Valuation Team has applied the Policy consistently.

Use of Third Party Valuation Firms

The Valuation Team engages third party valuation firms to provide independent assessments of fair value of certain of our investments.

Standard & Poor’s Securities Evaluation, Inc. (“SPSE”) provides estimates of fair value on our debt investments. The Valuation Team generally assigns SPSE’s estimates of fair value to our debt investments where we do not have the ability to effectuate a sale of the applicable portfolio company. The Valuation Team corroborates SPSE’s estimates of fair value using one or more of the valuation techniques discussed below. The Valuation Team’s estimate of value on a specific debt investment may significantly differ from SPSE’s. When this occurs, our Valuation Committee and Board of Directors review whether the Valuation Team has followed the Policy and whether the Valuation Team’s recommended fair value is reasonable in light of the Policy and other facts and circumstances and then votes to accept or reject the Valuation Team’s recommended fair value.

We may engage other independent valuation firms to provide earnings multiple ranges, as well as other information, and evaluate such information for incorporation into the total enterprise value of certain of our investments. Generally, at least once per year, we engage an independent valuation firm to value or review our valuation of our significant equity investments, which includes providing the information noted above. The Valuation Team evaluates such information for incorporation into our total enterprise value, including review of all inputs provided by the independent valuation firm. The Valuation Team then makes a recommendation to our Valuation Committee and Board of Directors as to the fair value. Our Board of Directors reviews the recommended fair value and whether it is reasonable in light of the Policy and other relevant facts and circumstances and then votes to accept or reject the Valuation Team’s recommended fair value.

Valuation Techniques

In accordance with ASC 820, the Valuation Team uses the following techniques when valuing our investment portfolio:

•	Total Enterprise Value — In determining the fair value using a total enterprise value (“TEV”), the Valuation Team first calculates the TEV of the portfolio company by incorporating some or all of the following factors: the portfolio company’s ability to make payments and other specific portfolio company attributes; the earnings of the portfolio company (the trailing or projected twelve month revenue or earnings before interest, taxes, depreciation and amortization (“EBITDA”)); EBITDA or revenue multiples obtained from our indexing methodology whereby the original transaction EBITDA or revenue multiple at the time of our closing is indexed to a general subset of comparable disclosed transactions and EBITDA or revenue multiples from recent sales to third parties of similar securities in similar industries; a comparison to publicly traded securities in similar industries, and other pertinent factors. The Valuation Team generally references industry statistics and may use outside experts when gathering this information. Once the TEV is determined for a portfolio company, the Valuation Team then generally allocates the TEV to the portfolio company’s securities in order of their relative priority in the capital structure. Generally, the Valuation Team uses TEV to value our equity investments and, in the circumstances where we have the ability to effectuate a sale of a portfolio company, our debt investments.

TEV is primarily calculated using EBITDA or revenue multiples; however, TEV may also be calculated using a discounted cash flow (“DCF”) analysis whereby future expected cash flows of the portfolio company are discounted to determine a net present value using estimated risk-adjusted discount rates, which incorporate adjustments for nonperformance and liquidity risks. Generally, the Valuation Team uses the DCF to calculate TEV to corroborate estimates of value for our equity investments where we do not have the ability to effectuate a sale of a portfolio company or for debt of credit impaired portfolio companies.

•	Yield Analysis — The Valuation Team generally determines the fair value of our debt investments using the yield analysis, which includes a DCF calculation and the Valuation Team’s own assumptions, including, but not limited to, estimated remaining life, current market yield, current leverage, and interest rate spreads. This technique develops a modified discount rate that incorporates risk premiums including, among other things, increased probability of default, increased loss upon default and increased liquidity risk. Generally, the Valuation Team uses the yield analysis to corroborate both estimates of value provided by SPSE and market quotes.

•	Market Quotes — For our investments for which a limited market exists, we generally base fair value on readily available and reliable market quotations, which are corroborated by the Valuation Team (generally by using the yield analysis explained above). In addition, the Valuation Team assesses trading activity for similar investments and evaluates variances in quotations and other market insights to determine if any available quoted prices are reliable. Typically, the Valuation Team uses the lower indicative bid price (“IBP”) in the bid-to-ask price range obtained from the respective originating syndication agent’s trading desk on or near the valuation date. The Valuation Team may take further steps to consider additional information to validate that price in accordance with the Policy.

•	Investments in Funds — For equity investments in other funds, where we cannot effectuate a sale, the Valuation Team generally determines the fair value of our uninvested capital at par value and of our invested capital at the Net Asset Value (“NAV”) provided by the fund. The Valuation Team may also determine fair value of our investments in other investment funds based on the capital accounts of the underlying entity.

In addition to the valuation techniques listed above, the Valuation Team may also consider other factors when determining the fair value of our investments, including but not limited to: the nature and realizable value of the collateral, including external parties’ guaranties; any relevant offers or letters of intent to acquire the portfolio company; and the markets in which the portfolio company operates. If applicable, new and follow-on debt and equity investments made during the current reporting quarter are generally valued at our original cost basis.

Fair value measurements of our investments may involve subjective judgments and estimates and, due to the uncertainty inherent in valuing these securities, the Adviser’s determinations of fair value may fluctuate from period to period and may differ materially from the values that could be obtained if a ready market for these securities existed. Our NAV could be materially affected if the Adviser’s determinations regarding the fair value of our investments are materially different from the values that we ultimately realize upon our disposal of such securities. Additionally, changes in the market environment and other events that may occur over the life of the investment may cause the gains or losses ultimately realized on these investments to be different than the valuations currently assigned. Further, such investments are generally subject to legal and other restrictions on resale or otherwise are less liquid than publicly traded securities. If we were required to liquidate a portfolio investment in a forced or liquidation sale, we could realize significantly less than the value at which it is recorded.

Refer to Note 3 — Investments for additional information regarding fair value measurements and our application of ASC 820.

Realized Gain or Loss and Unrealized Appreciation or Depreciation of Portfolio Investments

Gains or losses on the sale of investments are calculated by using the specific identification method. A realized gain or loss is recognized at the trade date, typically when an investment is disposed of, and is computed as the difference between our cost basis in the investment at the disposition date and the net proceeds received from such disposition. Unrealized appreciation or depreciation displays the difference between the fair value of the investment and the cost basis of such investment. We determine the fair value of each individual investment each reporting period and record changes in fair value as unrealized appreciation or depreciation in our Consolidated Statement of Operations .

Revenue Recognition

Interest Income Recognition

Interest income, adjusted for amortization of premiums, amendment fees and acquisition costs and the accretion of discounts, is recorded on the accrual basis to the extent that such amounts are expected to be collected. Generally, when a loan becomes 90 days or more past due, or if our qualitative assessment indicates that the debtor is unable to service its debt or other obligations, we will place the loan on non-accrual status and cease recognizing interest income on that loan until the borrower has demonstrated the ability and intent to pay contractual amounts due. However, we remain contractually entitled to this interest. Interest payments received on non-accrual loans may be recognized as income or applied to the cost basis, depending upon management’s judgment. Generally, non-accrual loans are restored to accrual status when past-due principal and interest are paid, and, in management’s judgment, are likely to remain current, or due to a restructuring, the interest income is deemed to be collectible. As of March 31, 2016 and 2015, our loans to Tread Corporation (“Tread”) were on non-accrual status, with an aggregate debt cost basis at of $1.4 million and $11.7 million, or 0.4% and 3.1% of the cost basis of all debt investments in our portfolio, and an aggregate fair value of $1.4 million and $1.8 million, or 0.4% and 0.5% of the fair value of all debt investments in our portfolio, respectively.

Paid-in-kind (“PIK”) interest, computed at the contractual rate specified in the loan agreement, is added to the principal balance of the loan and recorded as interest income over the life of the obligation. As of March 31, 2016 and 2015, we did not have any loans with a PIK interest component. During the year ended March 31, 2016, we did not record any PIK income, nor did we collect any PIK interest in cash. During each of the years ended March 31, 2015 and 2014, we recorded PIK income of $0.1 million and collected PIK interest in cash of $0.2 million and $0 million, respectively.

Other Income Recognition

We generally record success fee income upon receipt of cash. Success fees are generally contractually due upon a change of control in a portfolio company, typically from an exit or sale. We recorded $1.6 million, $1.4 million, and $4.2 million of success fee income during the years ended March 31, 2016, 2015, and 2014, respectively

We accrue dividend income on preferred and common equity securities to the extent that such amounts are expected to be collected and if we have the option to collect such amounts in cash or other consideration. We recorded $2.9 million, $3.5 million, and $1.4 million of dividend income during the years ended March 31, 2016, 2015, and 2014, respectively.

Both dividend and success fee income are recorded in other income in our accompanying Consolidated Statements of Operations.

Cash and Cash Equivalents

We consider all short-term, highly liquid investments that are both readily convertible to cash and have a maturity of three months or less at the time of purchase to be cash equivalents. Cash is carried at cost, which approximates fair value. We place our cash with financial institutions, and at times, cash held in checking accounts may exceed the Federal Deposit Insurance Corporation insured limit. We seek to mitigate this concentration of credit risk by depositing funds with major financial institutions.

Restricted Cash and Cash Equivalents

Restricted cash is generally cash held in escrow received as part of an investment exit. Restricted cash is carried at cost, which approximates fair value.

Deferred Financing Costs

Deferred financing costs consist of costs incurred to obtain financing, including lender fees and legal fees. Costs associated with the issuance of our mandatorily redeemable preferred stock and certain costs associated with our revolving line of credit are deferred and amortized using the straight-line method, which approximates the effective interest method, over the terms of the respective financings. See Note 5 — Borrowings and Note 6 — Mandatorily Redeemable Preferred Stock for further discussion.

Related Party Fees

We have entered into an investment advisory and management agreement (the “Advisory Agreement”) with the Adviser, which is owned and controlled by our chairman and chief executive officer. In accordance with the Advisory Agreement, we pay the Adviser fees as compensation for its services, consisting of a base management fee and an incentive fee. Additionally, we pay the Adviser a loan servicing fee as compensation for its services as servicer under the terms of our Fifth Amended and Restated Credit Agreement dated April 30, 2013, as amended (our “Credit Facility”).

We have entered into an administration agreement (the “Administration Agreement”) with the Administrator, which is owned and controlled by our chairman and chief executive officer, whereby we pay separately for administrative services. These fees are accrued when the services are performed and generally paid one month in arrears. Refer to Note 4 — Related Party Transactions for additional information regarding these related party fees and agreements.

Federal Income Taxes

We intend to continue to qualify for treatment as a RIC under subchapter M of the Code, which generally allows us to avoid paying corporate income taxes on any income or gains that we distribute to our stockholders. We intend to continue to make sufficient distributions to qualify as a RIC and to generally limit taxable income.

Refer to Note 10 — Federal and State Income Taxes for additional information regarding our RIC requirements.

FASB ASC 740, Income Taxes (“ASC 740”) requires the evaluation of tax positions taken or expected to be taken in the course of preparing our tax returns to determine whether the tax positions are “more-likely-than-not” of being sustained by the applicable tax authorities. Tax positions not deemed to satisfy the “more-likely-than-not” threshold would be recorded as a tax benefit or expense in the current fiscal year. We have evaluated the implications of ASC 740, for all open tax years and in all major tax jurisdictions, and determined that there is no material impact on our accompanying Consolidated Financial Statements. Our federal tax returns for fiscal years 2015, 2014, and 2013 remain subject to examination by the Internal Revenue Service (“IRS”).

Distributions

Distributions to stockholders are recorded on the ex-dividend date. We are required to distribute at least 90% of our net ordinary income plus the excess of our net short-term capital gains over net long-term capital losses (“Investment Company Taxable Income”) for each taxable year as a distribution to our stockholders in order to maintain our ability to be taxed as a RIC under Subchapter M of the Code. It is our policy to pay out as a distribution up to 100% of those amounts. The amount to be paid is determined by our Board of Directors each quarter and is based on the annual earnings estimated by our management. Based on that estimate, a distribution is declared each quarter and is paid out monthly over the course of the respective quarter. At fiscal year-end, we may elect to treat a portion of the first distributions paid after year-end as having been paid in the prior year in accordance with Section 855(a) of the Code. Additionally, we may pay a special distribution in addition to the monthly distributions to ensure that we have paid out at least 90% of our Investment Company Taxable Income for the year. We may retain some or all of our long-term capital gains, if any, but we generally intend to treat the retained amounts as deemed distributions. If we decide to retain long-term capital gains and treat them as deemed distributions, the portion of the retained long-term capital gains, net of any capital loss carryforward, if applicable, will be subject to a 35.0% federal tax.

Refer to Note 9 — Distributions to Common Stockholders for further information.

Our common stockholders who hold their shares through our transfer agent, Computershare, Inc. (“Computershare”), have the option to participate in a dividend reinvestment plan offered by Computershare. This is an “opt in” dividend reinvestment plan, meaning that common stockholders may elect to have their cash distributions automatically reinvested in additional shares of our common stock. Common stockholders who do not so elect will receive their distributions in cash. Common stockholders who receive distributions in the form of stock will be subject to the same federal, state and local tax consequences as stockholders who elect to receive their distributions in cash. The common stockholder will have an adjusted basis in the additional common shares purchased through the plan equal to the amount of the reinvested distribution. The additional shares will have a new holding period commencing on the day following the date on which the shares are credited to the common stockholder’s account. Computershare purchases shares in the open market in connection with the obligations under the plan. We do not have a dividend reinvestment plan for our preferred stock.

Recent Accounting Pronouncements

In March 2016, the FASB issued Accounting Standards Update 2016-06, “ Contingent Put and Call Options in Debt Instruments ” (“ASU 2016-06”), which clarifies the requirements for assessing whether contingent call (put) options that can accelerate the payment of principal on debt instruments are clearly and closely related. We are currently assessing the impact of ASU 2016-06 and do not anticipate a material impact on our financial position, results of operations or cash flows. ASU 2016-06 is effective for annual reporting periods beginning after December 15, 2016, including interim periods within those fiscal years, with early adoption permitted.

In January 2016, the FASB issued Accounting Standards Update 2016-01, “ Financial Instruments — Overall: Recognition and Measurement of Financial Assets and Financial Liabilities ” (“ASU 2016-01”), which changes how entities measure certain equity investments and how entities present changes in the fair value of financial liabilities measured under the fair value option that are attributable to instrument-specific credit risk. We are currently assessing the impact of ASU 2016-01 and do not anticipate a material impact on our financial position, results of operations or cash flows. ASU 2016-01 is effective for annual reporting periods beginning after December 15, 2017, including interim periods within those fiscal years, with early adoption permitted for certain aspects of ASU 2016-01 relating to the recognition of changes in fair value of financial liabilities when the fair value option is elected.

In May 2015, the FASB issued Accounting Standards Update 2015-07, “ Disclosures for Investments in Certain Entities That Calculate Net Asset Value Per Share (or its Equivalent) ” (“ASU 2015-07”), which eliminates the requirement to categorize investments in the fair value hierarchy if their fair value is measured at net asset value per share (or its equivalent) using the practical expedient in the FASB’s fair value measurement guidance. We are currently assessing the impact of ASU 2015-07 and do not anticipate a material impact on our financial position, results of operations or cash flows from adopting this standard. ASU 2015-07 is required to be adopted retrospectively and is effective for annual reporting periods beginning after December 15, 2015 and interim periods within those years, with early adoption permitted.

In April 2015, the FASB issued Accounting Standards Update 2015-03, “ Simplifying the Presentation of Debt Issuance Costs ” (“ASU-2015-03”), which simplifies the presentation of debt issuance costs. In August 2015, the FASB issued Accounting Standards Update 2015-15, “ Interest — Imputation of Interest (Subtopic 835-30): Presentation and Subsequent Measurement of Debt Issuance Costs Associated with Line-of-Credit Arrangements ” (“ASU 2015-15”), which codifies an SEC staff announcement that entities are permitted to defer and present debt issuance costs related to line of credit arrangements as assets. We are currently assessing the impact of ASU 2015-03 and ASU 2015-15 and do not anticipate a material impact on our financial position, results of operations or cash flows from adopting this standard. ASU 2015-03 is effective for annual reporting periods beginning after December 15, 2015 and interim periods within those years, with early adoption permitted. ASU 2015-15 was effective immediately.

In February 2015, the FASB issued Accounting Standards Update 2015-02, “ Amendments to the Consolidation Analysis ” (“ASU 2015-02”), which amends or supersedes the scope and consolidation guidance under existing GAAP. We do not anticipate ASU-2015-02 to have a material impact on our financial position, results of operations or cash flows. ASU 2015-02 is effective for annual reporting periods beginning after December 15, 2015 and interim periods within those years, with early adoption permitted.

In August 2014, the FASB issued Accounting Standards Update 2014-15, “ Presentation of Financial Statements — Going Concern (Subtopic 205 – 40): Disclosure of Uncertainties About an Entity’s Ability to Continue as a Going Concern ” (“ASU 2014-15”). ASU 2014-15 requires management to evaluate whether there are conditions or events that raise substantial doubt about the entity’s ability to continue as a going concern, and to provide certain disclosures when it is probable that the entity will be unable to meet its obligations as they become due within one year after the date that the financial statements are issued. Since this guidance is primarily around certain disclosures to the financial statements, we anticipate no impact on our financial position, results of operations or cash flows from adopting this standard. We are currently assessing the additional disclosure requirements, if any, of ASU 2014-15. ASU 2014-15 is effective for annual periods ending after December 31, 2016 and interim periods thereafter, with early adoption permitted.

In May 2014, the FASB issued Accounting Standards Update 2014-09, “ Revenue from Contracts with Customers ” (“ASU 2014-09”), as amended in March 2016 by FASB Accounting Standards Update 2016-08, “Principal versus Agent Considerations” (“ASU 2016-08”), in April 2016 by FASB Accounting Standards Update 2016-10, “Identifying Performance Obligations and Licensing” (“ASU 2016-10”), and in May 2016 by FASB Accounting Standards Update 2016-12, “Narrow-Scope Improvements and Practical Expedients” (“ASU 2016-12”), which supersedes or replaces nearly all GAAP revenue recognition guidance. The new guidance establishes a new control-based revenue recognition model, changes the basis for deciding when revenue is recognized over time or at a point in time and will expand disclosures about revenue. We are currently assessing the impact of ASU 2014-09, as amended, and do not anticipate a material impact on our financial position, results of operations or cash flows from adopting this standard. In July 2015, the FASB issued Accounting Standards Update 2015-14, “ Deferral of the Effective Date, ” which deferred the effective date of ASU 2014-09. ASU 2014-09, as amended by ASU 2015-14, ASU 2016-08, ASU 2016-10, and ASU 2016-12, is now effective for annual reporting periods beginning after December 15, 2017 and interim periods within those years, with early adoption permitted for annual reporting periods beginning after December 15, 2016 and interim periods within those years.

NOTE 3. INVESTMENTS

Fair Value

In accordance with ASC 820, our investments’ fair value is determined to be the price that would be received for an investment in a current sale, which assumes an orderly transaction between willing market participants on the measurement date. This fair value definition focuses on exit price in the principal, or most advantageous, market and prioritizes, within a measurement of fair value, the use of market-based inputs over entity-specific inputs. ASC 820 also establishes the following three-level hierarchy for fair value measurements based upon the transparency of inputs to the valuation of a financial instrument as of the measurement date.

•	Level 1 — inputs to the valuation methodology are quoted prices (unadjusted) for identical financial instruments in active markets;

•	Level 2 — inputs to the valuation methodology include quoted prices for similar financial instruments in active or inactive markets, and inputs that are observable for the financial instrument, either directly or indirectly, for substantially the full term of the financial instrument. Level 2 inputs are in those markets for which there are few transactions, the prices are not current, little public information exists or instances where prices vary substantially over time or among brokered market makers; and

•	Level 3 — inputs to the valuation methodology are unobservable and significant to the fair value measurement. Unobservable inputs are those inputs that reflect assumptions that market participants would use when pricing the financial instrument and can include the Valuation Team’s assumptions based upon the best available information.

When a determination is made to classify our investments within Level 3 of the valuation hierarchy, such determination is based upon the significance of the unobservable factors to the overall fair value measurement. However, Level 3 financial instruments typically include, in addition to the unobservable, or Level 3, inputs, observable inputs (or, components that are actively quoted and can be validated to external sources). The level in the fair value hierarchy within which the fair value measurement falls is determined based on the lowest level input that is significant to the fair value measurement.

As of March 31, 2016 and 2015, all of our investments were valued using Level 3 inputs. We transfer investments in and out of Level 1, 2 and 3 securities as of the beginning balance sheet date, based on changes in the use of observable and unobservable inputs utilized to perform the valuation for the period. During the years ended March 31, 2016 and 2015, there were no transfers in or out of Level 1, 2 and 3.

The following table presents our portfolio investments carried at fair value as of March 31, 2016 and 2015, by caption on our accompanying Consolidated Statements of Assets and Liabilities, and by security type. All investments are primarily valued using Level 3 inputs within the ASC 820 fair value hierarchy:

	Total Recurring Fair Value Measurements Reported in Consolidated Statements of Assets and Liabilities March 31,
	2016	2015
Non-Control/Non-Affiliate Investments
Secured first lien debt	$92,343	$86,586
Secured second lien debt	35,366	26,336
Preferred equity	31,696	40,217
Common equity/equivalents	21,528	21,234

Total Non-Control/Non-Affiliate Investments	180,933	174,373
Affiliate Investments
Secured first lien debt	182,694	176,059
Secured second lien debt	24,118	24,118
Preferred equity	81,854	70,873
Common equity/equivalents	8,057	—

Total Affiliate Investments	296,723	271,050
Control Investments
Secured first lien debt	5,000	4,900
Secured second lien debt	5,000	15,520
Preferred equity	—	—
Common equity/equivalents	—	210

Total Control Investments	10,000	20,630

Total investments at fair value using Level 3 inputs	$487,656	$466,053

In accordance with the FASB’s ASU No. 2011-04, “ Fair Value Measurement (Topic 820): Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and International Financial Reporting Standards (“IFRS”) (“ASU 2011-04”), the following table provides quantitative information about our investments valued using Level 3 fair value measurements as of March 31, 2016 and 2015. The table below is not intended to be all-inclusive, but rather provides information on the significant Level 3 inputs as they relate to our fair value measurements. The weighted average calculations in the table below are based on the principal balances for all debt-related calculations and on the cost basis for all equity-related calculations for the particular input.

	Quantitative Information about Level 3 Fair Value Measurements
	Fair Value as of March 31, 2016	Fair Value as of March 31, 2015	Valuation Technique/ Methodology	Unobservable Input	Range /Weighted Average as of March 31, 2016	Range /Weighted Average as of March 31, 2015
Secured first lien debt (A)	$238,707	$212,954	TEV	EBITDA multiple	4.4x – 8.2x / 6.3x	4.2x – 18.2x / 6.8x
				EBITDA	$970 - $8,713/ $3,374	$712 - $5,871 / $3,185
				Discount Rate	20.0% - 20.0% /20.0%	—
	41,330	54,591	Yield Analysis	Discount Rate	14.2% - 17.7% / 16.4%	5.0% - 13.7% /11.3%
Secured second lien debt (B)	46,418	56,938	TEV	EBITDA multiple	5.5x – 6.2x / 5.9x	4.8x – 7.0x / 6.2x
				EBITDA	$2,718 - $4,851 /$3,790	$1,135 - $5,462 / $3,677
	18,066	9,036	Yield Analysis	Discount Rate	10.1% - 20.0% / 15.1%	20.5% - 20.5% / 20.5%
Preferred equity (C)	113,550	111,090	TEV	EBITDA multiple	4.4x – 8.2x /6.4x	3.6x – 18.2x / 6.6x
				EBITDA	$0 - $76,487 / $3,565	$712 - $29,235 / $3,749
				Discount Rate	20.0% - 20.0% / 20.0%	—
				Revenue multiple	0.2x – 0.5x / 0.4x	—
				Revenue	$29,300 - $56,937 / $42,761	—
Common equity/equivalents (D)	29,585	21,444	TEV	EBITDA multiple	4.4x – 11.0x / 8.7x	3.6x – 18.2x / 9.4x
				EBITDA	$0 - $76,487 / $820	$712 - $15,240 / $9,149
				Discount Rate	20.0% - 20.0% / 20.0%	—
				Revenue multiple	0.2x – 0.5x / 0.2x	—
				Revenue	$29,300 - $56,937 / $56,937	—

Total	$487,656	$466,053

(A)	March 31, 2016 includes one proprietary debt investment for $5.3 million, which was valued at the expected payoff amount. March 31, 2015 includes two new proprietary debt investments for a combined $34.2 million, which were valued at cost.
(B)	March 31, 2016 includes one proprietary debt investment for $14.5 million, which was valued at the expected payoff amount.
(C)	March 31, 2016 includes one proprietary equity investment for $22.3 million, which was valued at the expected exit amount. March 31, 2015 includes two new proprietary equity investments for a combined $8.5 million, which were valued at cost.
(D)	March 31, 2016 includes two proprietary equity investments for a combined $8.1 million, which were valued at the expected exit amount.

Fair value measurements can be sensitive to changes in one or more of the valuation inputs. Changes in discount rates, EBITDA or EBITDA multiples (or revenue or revenue multiples), each in isolation, may change the fair value of certain of our investments. Generally, an increase/(decrease) in discount rates or a (decrease)/increase in EBITDA or EBITDA multiples (or revenue or revenue multiples) may result in a (decrease)/increase in the fair value of certain of our investments.

Changes in Level 3 Fair Value Measurements of Investments

The following tables provide the changes in fair value of our portfolio, broken out by security type, during the years ended March 31, 2016 and 2015 for all investments for which the Adviser determines fair value using unobservable (Level 3) inputs.

Fair Value Measurements Using Significant Unobservable Inputs (Level 3)

	Secured First Lien Debt	Secured Second Lien Debt	Preferred Equity	Common Equity/ Equivalents	Total
Year ended March 31, 2016:
Fair value as of March 31, 2015	$267,545	$65,974	$111,090	$21,444	$466,053
Total gain (loss):
Net realized (loss) gain (A)	(11,316)	(10,520)	17,039	349	(4,448)
Net unrealized appreciation (depreciation) (B)	5,123	(5,932)	6,012	8,099	13,302
Reversal of previously recorded depreciation (appreciation) upon realization (B)	9,572	3,462	(17,492)	(107)	(4,565)
New investments, repayments and settlements (C) :
Issuances / originations	45,502	13,000	17,089	249	75,840
Settlements / repayments	(36,389)	(1,500)	—	—	(37,889)
Sales	—	—	(20,188)	(449)	(20,637)
Transfers	—	—	—	—	—

Fair value as of March 31, 2016	$280,037	$64,484	$113,550	$29,585	$487,656

	Secured First Lien Debt	Secured Second Lien Debt	Preferred Equity	Common Equity/ Equivalents	Total
Year ended March 31, 2015:
Fair value as of March 31, 2014	$174,382	$66,315	$62,901	$10,795	$314,393
Total gain (loss):
Net realized gain (loss) (A)	—	—	—	—	—
Net unrealized appreciation (depreciation) (B)	7,109	(6,091)	18,525	10,397	29,940
Reversal of previously-recorded depreciation (appreciation) upon realization (B)	—	—	—	—	—
New investments, repayments and settlements (C) :
Issuances / originations	97,604	5,750	27,724	1,902	132,980
Settlements / repayments	(11,200)	—	(60)	—	(11,260)
Sales	—	—	—	—	—
Transfers (D)	(350)	—	2,000	(1,650)	—

Fair Value as of March 31, 2015	$267,545	$65,974	$111,090	$21,444	$466,053

(A)	Included in net realized gain (loss) on investments on our accompanying Consolidated Statements of Operations for the years ended March 31, 2016 and 2015.
(B)	Included in net unrealized appreciation (depreciation) of investments on our accompanying Consolidated Statements of Operations for the years ended March 31, 2016 and 2015.
(C)	Includes increases in the cost basis of investments resulting from new portfolio investments, the amortization of discounts, PIK and other non-cash disbursements to portfolio companies; as well as decreases in the cost basis of investments resulting from principal repayments or sales, the amortization of premiums and acquisition costs, and other cost-basis adjustments.
(D)	2015: Transfers represent $2.0 million of secured first lien debt of B-Dry, LLC (“B-Dry”), which was converted into preferred equity, and $1.7 million of common equity of Roanoke Industries Corp., which was converted to secured first lien term debt.

Investment Activity

During the year ended March 31, 2016, the following significant transactions occurred:

•	In May 2015, we invested $16.3 million in Brunswick Bowling Products, Inc. (“Brunswick”) through a combination of secured first lien debt and equity. Brunswick, headquartered in Muskegon, Michigan, is a leader in the recreation industry and provides industry expertise, products, installation and maintenance for the development and renovation of new and existing centers as well as mixed-use facilities across the entertainment industry.

•	In June 2015, we sold our investment in Roanoke Industries Corp. (“Roanoke”). As a result of the sale, we received net cash proceeds of $0.3 million, resulting in a realized gain of $0.2 million. In addition, we received full repayment of our debt investment of $1.7 million.

•	In July 2015, we invested $20.9 million in GI Plastek, Inc. (“GI Plastek”) through a combination of secured first lien debt and equity. GI Plastek, headquartered in Wolfeboro, New Hampshire, is a value-added provider of advanced manufacturing solutions for various non-automotive end markets.

•	In August 2015, NDLI, Inc. (“NDLI”) was acquired by Diligent Delivery Systems (“Diligent”). As part of this acquisition, we restructured our investment in NDLI, which resulted in the termination of our debt investments in NDLI. We received cash proceeds of $1.9 million and a $13.0 million secured second lien debt investment in Diligent, which resulted in a realized loss of $2.8 million. Diligent, headquartered in Houston, Texas, has provided professional delivery services since 1994.

•	In September 2015, we sold our investment in Cavert II Holding Corp. As a result of the sale, we received cash proceeds of $3.4 million, resulting in dividend income of $1.5 million and repayment of our equity investment at its cost basis of $1.8 million.

•	In October 2015, we sold our investment in Funko, LLC (“Funko”), which resulted in dividend and other income of $0.3 million and a realized gain of $17.0 million. In connection with the sale, we received net cash proceeds of $15.3 million, full repayment of our debt investment of $9.5 million, receivables of $3.3 million, recorded within Other assets, net on the accompanying Consolidated Statement of Assets and Liabilities , and a continuing preferred and common equity investment in Funko with a combined cost basis and fair value of $0.3 million at the close of the transaction. Additionally, we recorded a tax liability of $9.9 million for the net unrealized built-in gain that was realized upon the sale, of which $8.5 million was subsequently paid. The remaining tax liability of $1.4 million is included within Other liabilities on the accompanying Consolidated Statement of Assets and Liabilities.

•	In December 2015, we invested $19.0 million in Nth Degree, Inc. (“Nth Degree”) through a combination of secured first lien debt and preferred equity. Nth Degree, headquartered outside of Atlanta, Georgia, is a multifaceted face-to-face event marketing and management services organization.

•	In December 2015, we restructured our investment in Galaxy Tool Holding Corporation (“Galaxy”). As a result of the restructure, we converted debt with a cost basis of $10.5 million into preferred equity with a new cost basis and fair value of $0, which resulted in a realized loss of $10.5 million.

•	In December 2015, we restructured our investment in Tread. As a result of the restructure, we converted debt with a cost basis of $9.26 million into preferred equity with a new cost basis and fair value of $0.4 million. As part of the transaction, we also exercised our existing common stock warrants for an exercise price of $0.2 million. As a result of the transaction, we recognized a realized loss of $8.6 million.

Investment Concentrations

As of March 31, 2016, our investment portfolio consisted of investments in 36 portfolio companies located in 19 states across 17 different industries with an aggregate fair value of $487.7 million. Our investments in Acme Cryogenics, Inc. (“Acme”), Counsel Press, Inc. (“Counsel Press”), Cambridge Sound Management, Inc. (“Cambridge”), SOG Specialty Knives & Tools, LLC (“SOG”), and Nth Degree, represent our five largest portfolio investments at fair value, and collectively comprised $148.8 million, or 30.5%, of our total investment portfolio at fair value.

The following table summarizes our investments by security type as of March 31, 2016 and 2015:

	March 31, 2016				March 31, 2015
	Cost		Fair Value		Cost		Fair Value
Secured first lien debt	$296,247	57.2%	$280,037	57.4%	$298,448	59.1%	$267,545	57.4%
Secured second lien debt	72,978	14.1	64,484	13.2	71,998	14.2	65,974	14.2

Total debt	369,225	71.3	344,521	70.6	370,446	73.3	333,519	71.6
Preferred equity	141,702	27.3	113,550	23.3	127,762	25.3	111,090	23.8
Common equity/equivalents	7,198	1.4	29,585	6.1	7,050	1.4	21,444	4.6

Total equity/equivalents	148,900	28.7	143,135	29.4	134,812	26.7	132,534	28.4

Total investments	$518,125	100.0%	$487,656	100.0%	$505,258	100.0%	$466,053	100.0%

Investments at fair value consisted of the following industry classifications as of March 31, 2016 and 2015:

	March 31, 2016		March 31, 2015
	Fair Value	Percentage of Total Investments	Fair Value	Percentage of Total Investments
Chemicals, Plastics, and Rubber	$90,602	18.6%	$49,312	10.6%
Home and Office Furnishings, House wares, and Durable Consumer Products	86,811	17.8	70,533	15.1
Diversified/Conglomerate Manufacturing	64,986	13.3	62,996	13.5
Diversified/Conglomerate Service	49,901	10.2	31,995	6.9
Leisure, Amusement, Motion Pictures, Entertainment	43,330	8.9	44,931	9.6
Automobile	24,402	5.0	24,530	5.3
Farming and Agriculture	21,005	4.3	22,438	4.8
Containers, Packaging, and Glass	20,108	4.1	19,447	4.2
Machinery (Non-agriculture, Non-construction, Non-electronic)	20,011	4.1	30,397	6.5
Cargo Transport	14,484	3.0	13,972	3.0
Telecommunications	14,000	2.9	19,241	4.1
Textiles and Leather	11,995	2.5	10,750	2.3
Aerospace and Defense	10,000	2.1	18,770	4.0
Beverage, Food and Tobacco	9,050	1.8	12,982	2.8
Personal and Non-Durable Consumer Products (Manufacturing Only)	315	0.1	25,008	5.4
Other < 2.0%	6,656	1.3	8,751	1.9

Total investments	$487,656	100.0%	$466,053	100.0%

Investments at fair value were included in the following geographic regions of the U.S. as of March 31, 2016 and 2015:

	March 31, 2016		March 31, 2015
	Fair Value	Percentage of Total Investments	Fair Value	Percentage of Total Investments
Northeast	$183,265	37.6%	$133,814	28.7%
South	129,934	26.6	133,703	28.7
West	124,713	25.6	161,444	34.6
Midwest	49,744	10.2	37,092	8.0

Total investments	$487,656	100.0%	$466,053	100.0%

The geographic region indicates the location of the headquarters for our portfolio companies. A portfolio company may have additional business locations in other geographic regions.

Investment Principal Repayments

The following table summarizes the contractual principal repayments and maturity of our investment portfolio for the next five fiscal years and thereafter, assuming no voluntary prepayments, as of March 31, 2016:

		Amount (A)
For the fiscal years ending March 31:	2017	$22,060
	2018	87,660
	2019	81,681
	2020	115,609
	2021	62,215
	Thereafter	—

	Total contractual repayments	$369,225
	Investments in equity securities	148,900

	Total cost basis of investments held as of March 31, 2016:	$518,125

(A)	Subsequent to March 31, 2016, two debt investments with principal balances of $13.6 million and $13.3 million, which previously had maturity dates during the fiscal years ending March 31, 2017 and 2018, respectively, were extended to mature during the fiscal years ending March 31, 2018 and 2021, respectively. In addition, one debt investment with a principal balance of $14.5 million maturing during the fiscal year ending March 31, 2020 was repaid at par.

Receivables from Portfolio Companies

Receivables from portfolio companies represent non-recurring costs that we incurred on behalf of portfolio companies. Such receivables, net of any allowance for uncollectible receivables, are included in Other assets on our accompanying Consolidated Statements of Assets and Liabilities . We generally maintain an allowance for uncollectible receivables from portfolio companies when the receivable balance becomes 90 days or more past due or if it is determined, based upon management’s judgment, that the portfolio company is unable to pay its obligations. We write-off accounts receivable when collection efforts have been exhausted and the receivables are deemed uncollectible. As of March 31, 2016 and March 31, 2015, we had gross receivables from portfolio companies of $1.0 million and $1.5 million, respectively. The allowance for uncollectible receivables was $0.4 million and $0.3 million as of March 31, 2016 and March 31, 2015, respectively .

NOTE 4. RELATED PARTY TRANSACTIONS

Transactions with the Adviser

We pay the Adviser certain fees as compensation for its services, such fees consisting of a base management fee and an incentive fee, as provided for in the Advisory Agreement, and a loan servicing fee for the Adviser’s role as servicer pursuant to our Credit Facility, each as described below. On July 14, 2015, our Board of Directors, including a majority of the directors who are not parties to the Advisory Agreement or interested persons of such party, approved the annual renewal of the Advisory Agreement through August 31, 2016.

Two of our executive officers, David Gladstone (our chairman and chief executive officer) and Terry Brubaker (our vice chairman and chief operating officer) serve as directors and executive officers of the Adviser and the Adviser is also 100% indirectly owned and controlled by Mr. Gladstone.

The following table summarizes the base management fees, loan servicing fees, incentive fees, and associated voluntary, non-contractual and irrevocable credits reflected in our accompanying Consolidated Statements of Operations:

	Year Ended March 31,
	2016	2015	2014
Average total assets subject to base management fee (A)	$496,250	$378,450	$310,350
Multiplied by annual base management fee of 2.0%	2.0%	2.0%	2.0%

Base management fee (B)	9,925	7,569	6,207
Credits to fees from Adviser — other (B)	(3,126)	(2,848)	(2,309)

Net base management fee	$6,799	$4,721	$3,898

Loan servicing fee (B)	6,697	4,994	4,326
Credits to base management fee — loan servicing fee (B)	(6,697)	(4,994)	(4,326)

Net loan servicing fee	$—	$—	$—

Incentive fee (B)	5,179	4,975	3,983
Credits to fees from Adviser — other (B)	—	—	—

Net incentive fee	$5,179	$4,975	$3,983

(A)	Average total assets subject to the base management fee is defined as total assets, including investments made with proceeds of borrowings, less any uninvested cash or cash equivalents resulting from borrowings, valued at the end of the applicable quarters within the respective periods and adjusted appropriately for any share issuances or repurchases during the periods.
(B)	Reflected as a line item on our accompanying Consolidated Statement of Operations.

Base Management Fee

The base management fee is payable quarterly to the Adviser pursuant to our Advisory Agreement and is assessed at an annual rate of 2.0%, computed on the basis of the value of our average gross assets at the end of the two most recently completed quarters (inclusive of the current quarter), which are total assets, including investments made with proceeds of borrowings, less any uninvested cash or cash equivalents resulting from borrowings, and adjusted appropriately for any share issuances or repurchases during the period.

Additionally, pursuant to the requirements of the 1940 Act, the Adviser makes available significant managerial assistance to our portfolio companies. The Adviser may also provide other services to our portfolio companies under certain agreements and may receive fees for services other than managerial assistance. Such services may include, but are not limited to: (i) assistance obtaining, sourcing or structuring credit facilities, long term loans or additional equity from unaffiliated third parties; (ii) negotiating important contractual financial relationships; (iii) consulting services regarding restructuring of the portfolio company and financial modeling as it relates to raising additional debt and equity capital from unaffiliated third parties; and (iv) primary role in interviewing, vetting and negotiating employment contracts with candidates in connection with adding and retaining key portfolio company management team members. The Adviser voluntarily, unconditionally, and irrevocably credits 100% of these fees against the base management fee that we would otherwise be required to pay to the Adviser; however, pursuant to the terms of the Advisory Agreement, a small percentage of certain of such fees, totaling $0.2 million, $0.1 million, and $0.5 million for the years ended March 31, 2016, 2015, and 2014, respectively, was retained by the Adviser in the form of reimbursement, at cost, for tasks completed by personnel of the Adviser and primarily for the valuation of portfolio companies.

Loan Servicing Fee

The Adviser also services the loans held by our wholly-owned subsidiary, Business Investment (the borrower under our Credit Facility), in return for which the Adviser receives a 2.0% annual fee based on the monthly aggregate outstanding balance of loans pledged under our Credit Facility. Since Business Investment is a consolidated subsidiary of ours, coupled with the fact that the total base management fee paid to the Adviser pursuant to the Advisory Agreement cannot exceed 2.0% of total assets (as reduced by cash and cash equivalents pledged to creditors) during any given calendar year, we treat payment of the loan servicing fee pursuant to our Credit Facility as a pre-payment of the base management fee under the Advisory Agreement. Accordingly, these loan servicing fees are 100% voluntarily, unconditionally, and irrevocably credited back to us by the Adviser.

Incentive Fee

The incentive fee payable to the Adviser under our Advisory Agreement consists of two parts: an income-based incentive fee and a capital gains-based incentive fee.

The income-based incentive fee rewards the Adviser if our quarterly net investment income (before giving effect to any incentive fee) exceeds 1.75% of our net assets, adjusted appropriately for any share issuances or repurchases during the period (the “Hurdle Rate”). The income-based incentive fee with respect to our pre-incentive fee net investment income is payable quarterly to the Adviser and is computed as follows:

•	no incentive fee in any calendar quarter in which our pre-incentive fee net investment income does not exceed the Hurdle Rate (7.0% annualized);

•	100.0% of our pre-incentive fee net investment income with respect to that portion of such pre-incentive fee net investment income, if any, that exceeds the Hurdle Rate but is less than 2.1875% of our net assets, adjusted appropriately for any share issuances or repurchases during the period, in any calendar quarter (8.75% annualized); and

•	20.0% of the amount of our pre-incentive fee net investment income, if any, that exceeds 2.1875% of our net assets, adjusted appropriately for any share issuances or repurchases during the period, in any calendar quarter (8.75% annualized).

The second part of the incentive fee is a capital gains-based incentive fee that is determined and payable in arrears as of the end of each fiscal year (or upon termination of the Advisory Agreement, as of the termination date), and equals 20.0% of our realized capital gains, less any realized capital losses and unrealized depreciation, calculated as of the end of the preceding calendar year. The capital gains-based incentive fee payable to the Adviser is calculated based on (i) cumulative aggregate realized capital gains since our inception, less (ii) cumulative aggregate realized capital losses since our inception, less (iii) the entire portfolio’s aggregate unrealized capital depreciation, if any, as of the date of the calculation. If this number is positive at the applicable calculation date, then the capital gains-based incentive fee for such year equals 20.0% of such amount, less the aggregate amount of any capital gains-based incentive fees paid in respect of our portfolio in all prior years. For calculation purposes, cumulative aggregate realized capital gains, if any, equals the sum of the excess between the net sales price of each investment, when sold, and the original cost of such investment since our inception. Cumulative aggregate realized capital losses equals the sum of the deficit between the net sales price of each investment, when sold, and the original cost of such investment since our inception. The entire portfolio’s aggregate unrealized capital depreciation, if any, equals the sum of deficit between the fair value of each investment security as of the applicable calculation date and the original cost of such investment security. We have not incurred capital gains-based incentive fees from inception through March 31, 2016, as cumulative net unrealized capital depreciation has exceeded cumulative realized capital gains net of cumulative realized capital losses.

Additionally, in accordance with GAAP, a capital gains-based incentive fee accrual is calculated using the aggregate cumulative realized capital gains and losses and aggregate cumulative unrealized capital depreciation included in the calculation of the capital gains-based incentive fee plus the aggregate cumulative unrealized capital appreciation. If such amount is positive at the end of a reporting period, then GAAP requires us to record a capital gains-based incentive fee equal to 20.0% of such amount, less the aggregate amount of actual capital gains-based incentive fees paid in all prior years. If such amount is negative, then there is no accrual for such period. GAAP requires that the capital gains-based incentive fee accrual consider the cumulative aggregate unrealized capital appreciation in the calculation, as a capital gains-based incentive fee would be payable if such unrealized capital appreciation were realized. There can be no assurance that any such unrealized capital appreciation will be realized in the future. There has been no GAAP accrual recorded for a capital gains-based incentive fee since our inception through March 31, 2016.

Transactions with the Administrator

We pay the Administrator pursuant to the Administration Agreement for our allocable portion of the Administrator’s expenses incurred while performing services to us, which are primarily rent and salaries and benefits expenses of the Administrator’s employees, including, but not limited to, our chief financial officer and treasurer, chief valuation officer, chief compliance officer and general counsel and secretary (who also serves as the Administrator’s president) and their respective staffs. Prior to July 1, 2014, our allocable portion of the expenses was generally derived by multiplying that portion of the Administrator’s expenses allocable to all funds managed by the Adviser and serviced by the Administrator by the percentage of our total assets at the beginning of each quarter in comparison to the total assets at the beginning of each quarter of all funds managed by the Adviser and serviced by the Administrator.

Effective July 1, 2014, our allocable portion of the Administrator’s expenses are generally derived by multiplying the Administrator’s total expenses by the approximate percentage of time during the current quarter the Administrator’s employees performed services for us in relation to their time spent performing services for all companies serviced by the Administrator. These administrative fees are accrued at the end of the quarter when the services are performed and recorded on our accompanying Consolidated Statements of Operations and generally paid the following quarter. On July 14, 2015, our Board of Directors approved the annual renewal of the Administration Agreement through August 31, 2016.

Other Transactions

Gladstone Securities, LLC (“Gladstone Securities”), a privately-held broker-dealer registered with the Financial Industry Regulatory Authority and insured by the Securities Investor Protection Corporation, which is 100% indirectly owned and controlled by Mr. Gladstone, our chairman and chief executive officer, has provided other services, such as investment banking and due diligence services, to certain of our portfolio companies, for which Gladstone Securities receives a fee. Any such fees paid by portfolio companies to Gladstone Securities do not impact the fees we pay to the Adviser or the voluntary, unconditional, and irrevocable credits against the base management fee. The fees received by Gladstone Securities from portfolio companies during the years ended March 31, 2016, 2015, and 2014 totaled $0.6 million, $1.1 million, and $1.2 million, respectively.

Related Party Fees Due

Amounts due to related parties on our accompanying Consolidated Statements of Assets and Liabilities were as follows:

	As of March 31,
	2016	2015
Base management and loan servicing fee due to Adviser, net of credits	$647	$191
Incentive fee due to Adviser	1,224	1,249
Other due to Adviser	41	62

Total fees due to Adviser	$1,912	$1,502
Fee due to Administrator	$311	$262

Total related party fees due	$2,223	$1,764

Net co-investment expenses payable to Gladstone Capital (for reimbursement purposes) and payables to other affiliates totaled $19 and $305 as of March 31, 2016 and 2015, respectively. These amounts were paid in full in the quarter subsequent to being incurred and have been included in Other liabilities on the accompanying Consolidated Statements of Assets and Liabilities as of March 31, 2016 and 2015, respectively.

NOTE 5. BORROWINGS

Revolving Line of Credit

On June 26, 2014, we, through our wholly-owned subsidiary, Business Investment, entered into Amendment No. 1 to the Fifth Amended and Restated Credit Agreement originally entered into on April 30, 2013, with KeyBank National Association (“KeyBank”), as administrative agent, lead arranger and lender; other lenders; and the Adviser, as servicer, to extend the revolving period and reduce the interest rate of our Credit Facility. The revolving period was extended to June 26, 2017, and if not renewed or extended by June 26, 2017, all principal and interest will be due and payable on or before June 26, 2019 (two years after the revolving period end date). In addition, we have retained a one-year extension option, to be agreed upon by all parties, which may be exercised on or before June 26, 2016 and upon exercise, the options would extend the revolving period to June 26, 2018 and the maturity date to June 26, 2020. Subject to certain terms and conditions, our Credit Facility can be expanded to a total facility amount of $250.0 million, through additional commitments of existing or new committed lenders. Advances under our Credit Facility generally bear interest at 30-day LIBOR, plus 3.25% per annum, and our Credit Facility includes a fee of 0.50% on undrawn amounts. Once the revolving period ends, the interest rate margin increases to 3.75% for the period from June 26, 2017 to June 26, 2018, and further increases to 4.25% through maturity. We incurred fees of $0.4 million in connection with this amendment.

On September 19, 2014, we further increased our borrowing capacity under our Credit Facility to $185.0 million by entering into Joinder Agreements pursuant to our Credit Facility, by and among Business Investment, KeyBank, the Adviser and other lenders. We incurred fees of $1.3 million in connection with this expansion.

The following tables summarize noteworthy information related to our Credit Facility:

	As of March 31,
	2016	2015
Commitment amount	$185,000	$185,000
Borrowings outstanding at cost	95,000	118,800
Availability (A)	90,000	66,200

	For the Years Ended March 31,
	2016	2015	2014
Weighted average borrowings outstanding	$94,608	$79,158	$34,632
Effective interest rate (B)	4.04%	3.98%	4.90%
Commitment (unused) fees incurred	$465	$347	$318

(A)	Availability subject to various constraints imposed under our Credit Facility.

(B)	Excludes the impact of deferred financing fees and includes weighted average unused commitment fees.

Interest is payable monthly during the term of our Credit Facility. Available borrowings are subject to various constraints imposed under our Credit Facility, based on the aggregate loan balance pledged by Business Investment, which varies as loans are added and repaid, regardless of whether such repayments are prepayments or made as contractually required.

Our Credit Facility also requires that any interest or principal payments on pledged loans be remitted directly by the borrower into a lockbox account with KeyBank. KeyBank is also the trustee of the account and generally remits the collected funds to us once a month.

Among other things, our Credit Facility contains covenants that require Business Investment to maintain its status as a separate legal entity, prohibit certain significant corporate transactions (such as mergers, consolidations, liquidations or dissolutions) and restrict certain material changes to our credit and collection policies without the lenders’ consent. Our Credit Facility also generally seeks to restrict distributions on our common stock to the sum of certain amounts, including, but not limited to, our net investment income, plus net capital gains, plus amounts elected by the Company to be considered as having been paid during the prior fiscal year in accordance with Section 855(a) of the Code. Business Investment is also subject to certain limitations on the type of loan investments it can make, including restrictions on geographic concentrations, sector concentrations, loan size, payment frequency and status, average life, portfolio company leverage, and lien property. Our Credit Facility also requires Business Investment to comply with other financial and operational covenants, which obligate Business Investment to, among other things, maintain certain financial ratios, including asset and interest coverage and a minimum number of obligors required in the borrowing base of the credit agreement. Additionally, we are subject to a performance guaranty that requires us to maintain (i) a minimum net worth (defined in our Credit Facility to include our mandatory redeemable term preferred stock) of $170 million plus 50% of all equity and subordinated debt raised minus any equity or subordinated debt redeemed or retired after June 26, 2014, which equates to $224.9 million as of March 31, 2016, (ii) asset coverage with respect to senior securities representing indebtedness of at least 200%, in accordance with Section 18 of the 1940 Act and (iii) our status as a BDC under the 1940 Act and as a RIC under the Code. As of March 31, 2016, and as defined in the performance guaranty of our Credit Facility, we had a net worth of $396.3 million, an asset coverage ratio on our senior securities representing indebtedness of 483.8%, calculated in compliance with the requirements of Section 18 of the 1940 Act, and an active status as a BDC and RIC. Our Credit Facility requires a minimum of 12 obligors in the borrowing base and, as of March 31, 2016, we had 29 obligors. As of March 31, 2016, we were in compliance with all covenants under our Credit Facility.

Pursuant to the terms of our Credit Facility, in July 2013, we entered into an interest rate cap agreement with KeyBank effective October 2013 and expiring April 2016. The agreement effectively limits the interest rate on a portion of our borrowings under our Credit Facility and provides that the interest rate on $45.0 million of our borrowings is capped at 6.0%, plus 3.25% per annum, when 30-day LIBOR is in excess of 6.0%. We incurred a premium fee of $75 in conjunction with this agreement, which is recorded in Other assets on our accompanying Consolidated Statements of Assets and Liabilities . As of March 31, 2016 and 2015, the fair value of our interest rate cap agreement was $0.

Secured Borrowing

In August 2012, we entered into a participation agreement with a third-party related to $5.0 million of our secured second lien term debt investment in Ginsey Home Solutions, Inc. (“Ginsey”). In May 2014, we amended the agreement with the third-party to include an additional $0.1 million. Accounting Standards Codification Topic 860, “ Transfers and Servicing ” requires us to treat the participation as a financing-type transaction. Specifically, the third-party has a senior claim to our remaining investment in the event of default by Ginsey which, in part, resulted in the loan participation bearing a rate of interest lower than the contractual rate established at origination. Therefore, our accompanying Consolidated Statements of Assets and Liabilities reflects the entire secured second lien term debt investment in Ginsey and a corresponding $5.1 million secured borrowing liability. The secured borrowing has a stated fixed interest rate of 7.0% and a maturity date of January 3, 2018. Subsequent to March 31, 2016, the secured borrowing was extended to mature on January 3, 2021.

Fair Value

We elected to apply the fair value option of ASC 825, “ Financial Instruments ,” to our Credit Facility, which was consistent with our application of ASC 820 to our investments. Generally, the fair value of our Credit Facility is determined using a yield analysis which includes a DCF calculation and also takes into account the Valuation Team’s own assumptions, including, but not limited to, the estimated remaining life, counterparty credit risk, current market yield and interest rate spreads of similar securities as of the measurement date. At each of March 31, 2016 and 2015, the discount rate used to determine the fair value of our Credit Facility was 30-day LIBOR, plus 3.25% per annum, plus a 0.50% unused fee. Generally, an increase or decrease in the discount rate used in the DCF calculation may result in a corresponding decrease or increase, respectively, in the fair value of our Credit Facility. At each of March 31, 2016 and 2015, our Credit Facility was valued using Level 3 inputs and any changes in its fair value are recorded in Net unrealized depreciation (appreciation) of other on our accompanying Consolidated Statements of Operations.

The following tables present our Credit Facility, carried at fair value on our accompanying Consolidated Statements of Assets and Liabilities as of March 31, 2016 and 2015 using Level 3 inputs of the hierarchy established by ASC 820, and a roll-forward of the changes in fair value during the years ended March 31, 2016 and 2015:

	Level 3 — Borrowings
	Recurring Fair Value Measurements Reported in Consolidated Statements of Assets and Liabilities Using Significant Unobservable Inputs (Level 3) As of March 31,
	2016	2015
Credit Facility	$95,000	$118,800

Fair Value Measurements of Borrowings Using Significant Unobservable Inputs (Level 3)
Reported in
Consolidated Statements
of Assets and Liabilities
Credit Facility
Year ended March 31, 2016:
Fair value at March 31, 2015	$118,800
Borrowings	105,000
Repayments	(128,800)

Fair value at March 31, 2016	$95,000

Year ended March 31, 2015:
Fair value at March 31, 2014	$61,701
Borrowings	144,549
Repayments	(87,000)
Net unrealized depreciation (A)	(450)

Fair value at March 31, 2015	$118,800

(A)	Included in net unrealized depreciation of other on our accompanying Consolidated Statement of Operations for the period ended March 31, 2015.

The fair value of the collateral under our Credit Facility was $461.4 million and $435.9 million as of March 31, 2016 and 2015, respectively.

NOTE 6. MANDATORILY REDEEMABLE PREFERRED STOCK

In May, 2015, we completed a public offering of 1,610,000 shares of 6.50% Series C Cumulative Term Preferred Stock (our “Series C Term Preferred Stock” or “Series C”) at a public offering price of $25.00 per share. Gross proceeds totaled $40.3 million and net proceeds, after deducting underwriting discounts and offering costs borne by us, were $38.6 million. We incurred $1.6 million in total offering costs related this offering, which have been recorded as deferred financing costs on our accompanying Consolidated Statements of Assets and Liabilities and are being amortized over the period ending May 31, 2022, the mandatory redemption date.

The shares of Series C Term Preferred Stock are traded under the ticker symbol GAINN on the NASDAQ Global Select Market (“NASDAQ”). Our Series C Term Preferred Stock is not convertible into our common stock or any other security. Our Series C Term Preferred Stock provides for a fixed dividend equal to 6.50% per year, payable monthly. We are required to redeem all shares of our outstanding Series C Term Preferred Stock on May 31, 2022, for cash at a redemption price equal to $25.00 per share, plus an amount equal to accumulated but unpaid dividends, if any, to, but excluding, the date of redemption. In addition, two other potential mandatory redemption triggers are as follows: (1) upon the occurrence of certain events that would constitute a change in control of us, we would be required to redeem all of our outstanding Series C Term Preferred Stock, and (2) if we fail to maintain an asset coverage ratio of at least 200% and are unable to correct such failure within a specific amount of time, we are required to redeem a portion of our outstanding Series C Term Preferred Stock or otherwise cure the ratio redemption trigger. We may also voluntarily redeem all or a portion of our Series C Term Preferred Stock at our sole option at the redemption price in order to have an asset coverage ratio of up to and including 215.0% and at any time on or after May 31, 2018.

In November 2014, we completed a public offering of 1,656,000 shares of 6.75% Series B Cumulative Term Preferred Stock (our “Series B Term Preferred Stock” or “Series B”) at a public offering price of $25.00 per share. Gross proceeds totaled $41.4 million and net proceeds, after deducting underwriting discounts and offering costs borne by us, were $39.7 million. We incurred $1.7 million in total offering costs related to these transactions, which have been recorded as deferred financing costs on our accompanying Consolidated Statements of Assets and Liabilities and are being amortized over the period ending December 31, 2021, the mandatory redemption date.

The shares of Series B Term Preferred Stock are traded under the ticker symbol GAINO on the NASDAQ Global Select Market (“NASDAQ”). Our Series B Term Preferred Stock is not convertible into our common stock or any other security. Our Series B Term Preferred Stock provides for a fixed dividend equal to 6.75% per year, payable monthly. We are required to redeem all shares of our outstanding Series B Term Preferred Stock on December 31, 2021, for cash at a redemption price equal to $25.00 per share, plus an amount equal to accumulated but unpaid dividends, if any, to, but excluding, the date of redemption. In addition, two other potential mandatory redemption triggers are as follows: (1) upon the occurrence of certain events that would constitute a change in control of us, we would be required to redeem all of our outstanding Series B Term Preferred Stock, (2) if we fail to maintain an asset coverage ratio of at least 200%, we are required to redeem a portion of our outstanding Series B Term Preferred Stock or otherwise cure the ratio redemption trigger. We may also voluntarily redeem all or a portion of our Series B Term Preferred Stock at our sole option at the redemption price in order to have an asset coverage ratio of up to and including 215.0% and at any time on or after December 31, 2017.

In March 2012, we completed a public offering of 1,600,000 shares of 7.125% Series A Cumulative Term Preferred Stock (our “Series A Term Preferred Stock” or “Series A”) at a public offering price of $25.00 per share. Gross proceeds totaled $40.0 million and net proceeds, after deducting underwriting discounts and offering costs borne by us, were $38.0 million. We incurred $2.0 million in total offering costs related to these transactions, which have been recorded as deferred financing costs on our accompanying Consolidated Statements of Assets and Liabilities and will be amortized over the redemption period ending February 28, 2017, the mandatory redemption date.

The Series A Term Preferred Stock has a redemption date of February 28, 2017, and is traded under the ticker symbol GAINP on the NASDAQ Global Select Market. The Series A Term Preferred Stock is not convertible into our common stock or any other security. The Series A Term Preferred Stock provides for a fixed dividend equal to 7.125% per year, payable monthly. We are required to redeem all of the outstanding shares of our Series A Term Preferred Stock on February 28, 2017, for cash at a redemption price equal to $25.00 per share, plus an amount equal to accumulated but unpaid dividends, if any, to, but excluding, the date of redemption. In addition, three other potential redemption triggers are as follows: (1) upon the occurrence of certain events that would constitute a change in control of us, we would be required to redeem all of the outstanding Series A Term Preferred Stock, (2) if we fail to maintain an asset coverage ratio of at least 200%, we are required to redeem a portion of the outstanding Series A Term Preferred Stock or otherwise cure the ratio redemption trigger and (3) at our sole option, at any time on or after February 28, 2016, we may redeem some or all of the Series A Term Preferred Stock.

The asset coverage on our senior securities that are stock (our Series A Term Preferred, Series B Term Preferred, and Series C Term Preferred Stock) as of March 31, 2016 was 221.4%, calculated pursuant to Section 18 of the 1940 Act.

The following tables summarize our Series A Term Preferred Stock, Series B Term Preferred Stock, and Series C Term Preferred Stock outstanding as of March 31, 2016 and 2015:

As of March 31, 2016 :

Class of Term Preferred Stock	Ticker Symbol	Date Issued	Redemption Date	Interest Rate	Shares Outstanding	Liquidation Preference per Share	Total Liquidation Preference
Series A	GAINP	March 6, 2012	February 28, 2017	7.125%	1,600,000	$25.00	$40,000
Series B	GAINO	November 13, 2014	December 31, 2021	6.750%	1,656,000	25.00	41,400
Series C	GAINN	May 12, 2015	May 31, 2022	6.500%	1,610,000	25.00	40,250

Total as of March 31, 2016					4,866,000	$25.00	$121,650

As of March 31, 2015 :

Class of Term Preferred Stock	Ticker Symbol	Date Issued	Redemption Date	Interest Rate	Shares Outstanding	Liquidation Preference per Share	Total Liquidation Preference
Series A	GAINP	March 6, 2012	February 28, 2017	7.125%	1,600,000	$25.00	$40,000
Series B	GAINO	November 13, 2014	December 31, 2021	6.750%	1,656,000	25.00	41,400

Total as of March 31, 2015					3,256,000	$25.00	$81,400

The following tables summarize dividends declared by our Board of Directors and paid by us on each of our series of mandatorily redeemable term preferred stock during the years ended March 31, 2016, 2015, and 2014:

For the Year Ended March 31, 2016 :

Declaration Date	Record Date	Payment Date	Dividend per Series A Term Preferred Share	Dividend per Series B Term Preferred Share	Dividend per Series C Term Preferred Share
April 14, 2015	April 24, 2015	May 5, 2015	$0.1484375	$0.140625	$—
April 14, 2015	May 19, 2015	May 29, 2015	0.1484375	0.140625	—
April 14, 2015	June 19, 2015	June 30, 2015	0.1484375	0.140625	—
May 14, 2015 (A)	June 19, 2015	June 30, 2015	—	—	0.221181
July 14, 2015	July 24, 2015	August 4, 2015	0.1484375	0.140625	0.135417
July 14, 2015	August 20, 2015	August 31, 2015	0.1484375	0.140625	0.135417
July 14, 2015	September 21, 2015	September 30, 2015	0.1484375	0.140625	0.135417
October 13, 2015	October 26, 2015	November 4, 2015	0.1484375	0.140625	0.135417
October 13, 2015	November 17, 2015	November 30, 2015	0.1484375	0.140625	0.135417
October 13, 2015	December 18, 2015	December 31, 2015	0.1484375	0.140625	0.135417
January 12, 2016	January 22, 2016	February 2, 2016	0.1484375	0.140625	0.135417
January 12, 2016	February 18, 2016	February 29, 2016	0.1484375	0.140625	0.135417
January 12, 2016	March 21, 2016	March 31, 2016	0.1484375	0.140625	0.135417

		Total	$1.7812500	$1.687500	$1.439934

(A)	Represents a combined dividend for a prorated month of May 2015, based upon the issuance date of our Series C Term Preferred Stock, combined with a full month of June 2015.

For the Year Ended March 31, 2015 :

Declaration Date	Record Date	Payment Date	Dividend per Series A Term Preferred Share	Dividend per Series B Term Preferred Share
April 8, 2014	April 21, 2014	April 30, 2014	$0.1484375	$—
April 8, 2014	May 20, 2014	May 30, 2014	0.1484375	—
April 8, 2014	June 19, 2014	June 30, 2014	0.1484375	—
July 15, 2014	July 25, 2014	August 5, 2014	0.1484375	—
July 15, 2014	August 20, 2014	August 29, 2014	0.1484375	—
July 15, 2014	September 19, 2014	September 30, 2014	0.1484375	—
October 7, 2014	October 22, 2014	October 31, 2014	0.1484375	—
October 7, 2014	November 17, 2014	November 26, 2014	0.1484375	—
October 7, 2014	December 19, 2014	December 31, 2014	0.1484375	—
November 24, 2014 (A)	December 19, 2014	December 31, 2015	—	0.225000
January 12, 2015	January 23, 2015	February 3, 2015	0.1484375	0.140625
January 12, 2015	February 18, 2015	February 27, 2015	0.1484375	0.140625
January 12, 2015	March 20, 2015	March 31, 2015	0.1484375	0.140625

		Total	$1.7812500	$0.646875

(A)	Represents a combined dividend for a prorated month of November 2014, based upon the issuance date of our Series B Term Preferred Stock, combined with a full month of December 2014.

For the Year Ended March 31, 2014 :

Declaration Date	Record Date	Payment Date	Dividend per Series A Term Preferred Share
April 9, 2013	April 22, 2013	April 30, 2013	$0.1484375
April 9, 2013	May 20, 2013	May 31, 2013	0.1484375
April 9, 2013	June 19, 2013	June 28, 2013	0.1484375
July 9, 2013	July 19, 2013	July 31, 2013	0.1484375
July 9, 2013	August 21, 2013	August 30, 2013	0.1484375
July 9, 2013	September 18, 2013	September 30, 2013	0.1484375
October 8, 2013	October 22, 2013	October 31, 2013	0.1484375
October 8, 2013	November 14, 2013	November 29, 2013	0.1484375
October 8, 2013	December 16, 2013	December 31, 2013	0.1484375
January 7, 2014	January 22, 2014	January 31, 2014	0.1484375
January 7, 2014	February 19, 2014	February 28, 2014	0.1484375
January 7, 2014	March 17, 2014	March 31, 2014	0.1484375

		Total	$1.7812500

The tax character of dividends paid by us to our preferred stockholders generally constitute ordinary income to the extent of our current and accumulated earnings and profits.

In accordance with ASC 480, “ Distinguishing Liabilities from Equity ,” mandatorily redeemable financial instruments should be classified as liabilities in the balance sheet and we have recorded our mandatorily redeemable preferred stock at cost as of March 31, 2016 and 2015. The related dividend payments to preferred stockholders are treated as dividend expense on our accompanying Consolidated Statements of Operations at the ex-dividend date.

The following table summarizes the fair value of each of our series of mandatorily redeemable preferred stock based on the last reported closing sale price as of March 31, 2016 and 2015, each of which we consider to be a Level 1 input within the fair value hierarchy:

	Fair Value as of March 31,
	2016	2015
Series A Term Preferred Stock	$40,944	$41,472
Series B Term Preferred Stock	40,738	42,228
Series C Term Preferred Stock	38,849	—

Total	$120,531	$83,700

NOTE 7. REGISTRATION STATEMENT AND COMMON EQUITY OFFERINGS

Registration Statement

On June 16, 2015, we filed a registration statement on Form N-2 (File No. 333-204996) with the SEC and subsequently filed a Pre-Effective Amendment No. 1 to the registration statement on July 28, 2015, which the SEC declared effective on July 29, 2015. The registration statement permits us to issue, through one or more transactions, up to an aggregate of $300.0 million in securities, consisting of common stock, preferred stock, subscription rights, debt securities and warrants to purchase common or preferred stock, including through concurrent, separate offerings of such securities. We currently have the ability to issue up to $300.0 million in securities under the registration statement. No securities have been issued to date under the registration statement.

Common Equity Offering

On March 13, 2015, we completed a public offering of 3.3 million shares of our common stock at a public offering price of $7.40 per share, which was below our then current NAV per share. Gross proceeds totaled $24.4 million and net proceeds, after deducting underwriting discounts and offering costs borne by us, were $23.0 million, which was used to repay borrowings under our Credit Facility. In April 2015, the underwriters exercised their option to purchase an additional 495,000 shares at the public offering price of $7.40 per share to cover over-allotments, which resulted in gross proceeds of $3.7 million and net proceeds, after deducting underwriting discounts and offering costs borne by us, of $3.4 million.

NOTE 8. NET INCREASE (DECREASE) IN NET ASSETS RESULTING FROM OPERATIONS PER WEIGHTED AVERAGE COMMON SHARE

The following table sets forth the computation of basic and diluted Net increase (decrease) in net assets resulting from operations per common share for the years ended March 31, 2016, 2015, and 2014:

	Year Ended March 31,
	2016	2015	2014
Numerator: net increase (decrease) in net assets resulting from operations	$24,854	$50,214	$(1,329)
Denominator: basic and diluted weighted average common shares	30,268,253	26,665,821	26,475,958

Basic and diluted net increase (decrease) in net assets resulting from operations per common share	$0.82	$1.88	$(0.05)

NOTE 9. DISTRIBUTIONS TO COMMON STOCKHOLDERS

To qualify to be taxed as a RIC, we are required to distribute to our common stockholders 90% of our Investment Company Taxable Income. The amount to be paid out as distributions to our common stockholders is determined by our Board of Directors quarterly and is based upon management’s estimate of the Investment Company Taxable Income. Based on that estimate, our Board of Directors declares three monthly distributions to common stockholders each quarter.

The federal income tax characteristics of all distributions (including preferred stock dividends) will be reported to stockholders on the Internal Revenue Service Form 1099 after the end of each calendar year. For calendar years ended December 31, 2015, 2014 and 2013, 100% of distributions to common stockholders during these periods were deemed to be paid from ordinary income for 1099 stockholder reporting purposes.

We paid the following monthly distributions to our common stockholders for the years ended March 31, 2016, 2015 and 2014:

Fiscal Year	Declaration Date	Record Date	Payment Date	Distribution per Common Share
2016	April 14, 2015	April 24, 2015	May 5, 2015	$0.0625
	April 14, 2015	May 19, 2015	May 29, 2015	0.0625
	April 14, 2015	June 19, 2015	June 30, 2015	0.0625
	July 14, 2015	July 24, 2015	August 4, 2015	0.0625
	July 14, 2015	August 20, 2015	August 31, 2015	0.0625
	July 14, 2015	September 21, 2015	September 30, 2015	0.0625
	October 13, 2015	October 26, 2015	November 4, 2015	0.0625
	October 13, 2015	November 17, 2015	November 30, 2015	0.0625
	October 13, 2015	December 18, 2015	December 31, 2015	0.0625
	January 12, 2016	January 22, 2016	February 2, 2016	0.0625
	January 12, 2016	February 18, 2016	February 29, 2016	0.0625
	January 12, 2016	March 21, 2016	March 31, 2016	0.0625

	Year Ended March 31, 2016:			$0.75

Fiscal Year	Declaration Date	Record Date	Payment Date	Distribution per Common Share
2015	April 8, 2014	April 21, 2014	April 30, 2014	$0.06
	April 8, 2014	May 20, 2014	May 30, 2014	0.06
	April 8, 2014	June 19, 2014	June 30, 2014	0.06
	July 15, 2014	July 25, 2014	August 5, 2014	0.06
	July 15, 2014	August 20, 2014	August 29, 2014	0.06
	July 15, 2014	September 19, 2014	September 30, 2014	0.06
	October 7, 2014	October 22, 2014	October 31, 2014	0.06
	October 7, 2014	November 17, 2014	November 26, 2014	0.06
	October 7, 2014	December 19, 2014	December 31, 2014	0.06
	October 7, 2014	December 19, 2014	December 31, 2014	0.05	(A)
	January 12, 2015	January 23, 2015	February 3, 2015	0.06
	January 12, 2015	February 18, 2015	February 27, 2015	0.06
	January 12, 2015	March 20, 2015	March 31, 2015	0.06

	Year Ended March 31, 2015:			$0.77

Fiscal Year	Declaration Date	Record Date	Payment Date	Distribution per Common Share
2014	April 9, 2013	April 22, 2013	April 30, 2013	$0.05
	April 9, 2013	May 20, 2013	May 31, 2013	0.05
	April 9, 2013	June 19, 2013	June 28, 2013	0.05
	July 9, 2013	July 17, 2013	July 31, 2013	0.05
	July 9, 2013	August 19, 2013	August 30, 2013	0.05
	July 9, 2013	September 16, 2013	September 30, 2013	0.05
	October 8, 2013	October 22, 2013	October 31, 2013	0.06
	October 8, 2013	November 14, 2013	November 29, 2013	0.06
	October 8, 2013	November 18, 2013	November 29, 2013	0.05	(A)
	October 8, 2013	December 16, 2013	December 31, 2013	0.06
	January 7, 2014	January 22, 2014	January 31, 2014	0.06
	January 7, 2014	February 19, 2014	February 28, 2014	0.06
	January 7, 2014	March 17, 2014	March 31, 2014	0.06

	Year Ended March 31, 2014:			$0.71

(A)	A special distribution of $0.05 per share of common stock was declared by our Board of Directors.

Aggregate distributions to our common stockholders declared quarterly and paid for the years ended March 31, 2016, 2015 and 2014 were approximately $22.7 million, $20.6 million, and $18.8 million, respectively, and were declared based on estimates of Investment Company Taxable Income for the respective fiscal years. For each of the fiscal years ended March 31, 2016, 2015, and 2014, Investment Company

Taxable Income exceeded distributions declared and paid, and, in accordance with Section 855(a) of the Code, we elected to treat $6.9 million, $3.9 million, and $3.9 million, respectively, of the first distributions paid to common stockholders in the respective subsequent fiscal year as having been paid in the respective prior year.

The components of our net assets on a tax basis were as follows:

	Year Ended March 31,
	2016	2015
Common stock	$30	$30
Capital in excess of par value	311,608	309,438
Cumulative unrealized depreciation of investments	(30,469)	(39,204)
Cumulative unrealized depreciation of other	(75)	(75)
Undistributed ordinary income	6,878	3,866
Capital loss carryforward	(13,604)	(288)
Other temporary differences	4,654	(354)
Other	—	16

Net Assets	$279,022	$273,429

We generally intend to retain some or all of our realized capital gains first to the extent we have available capital loss carryforwards and second, through a deemed distribution. As of March 31, 2016, none of our of capital loss carryforwards have expiration dates. We had no deemed distributions during the years ended March 31, 2016, 2015, and 2014.

For the years ended March 31, 2016 and 2015, we recorded the following adjustments for permanent book-tax differences to reflect tax character. Results of operations, total net assets, and cash flows were not affected by these adjustments.

	Tax Year Ended March 31,
	2016	2015
Undistributed net investment income	$1,712	$584
Accumulated net realized gain	(441)	—
Paid-in-capital	(1,271)	(584)

NOTE 10. FEDERAL AND STATE INCOME TAXES

We intend to continue to maintain our qualifications as a RIC for federal income tax purposes. As a RIC, we are not subject to federal income tax on the portion of our taxable income and gains that we distribute to stockholders. To maintain our qualification as a RIC, we must meet certain source-of-income and asset diversification requirements. In addition, in order to qualify to be taxed as a RIC, we must also meet certain annual stockholder distribution requirements. To satisfy the RIC annual distribution requirement, we must distribute to stockholders at least 90% of our Investment Company Taxable Income. Our policy generally is to make distributions to our stockholders in amount up to 100% of our investment company taxable income. Because we have distributed more than 90% of our Investment Company Taxable Income, no income tax provisions have been recorded for the years ended March 31, 2016, 2015, and 2014.

In an effort to limit certain federal excise taxes imposed on RICs, we generally distribute to our stockholders, during each calendar year, an amount at least equal to the sum of (1) 98% of our ordinary income for the calendar year, (2) 98.2% of our capital gains in excess of capital losses for the one-year period ending on October 31 of the calendar year and (3) any ordinary income and capital gains in excess of capital losses for preceding years that were not distributed during such years. We incurred an excise tax of $0.3 million, $0.1 million, and $0.3 million for the calendar years ended December 31, 2015, 2014 and 2013, respectively.

Under the RIC Modernization Act, we are permitted to carry forward capital losses incurred in taxable years beginning after September 30, 2011, for an unlimited period. However, any losses incurred during those future taxable years will be required to be utilized prior to the losses incurred in pre-enactment taxable years, which carry an expiration date. As a result of this ordering rule, pre-enactment capital loss carryforwards may be more likely to expire unused. Additionally, post-enactment capital loss carryforwards will retain their character as either short-term or long-term capital losses rather than being considered all short-term as permitted under the Treasury regulations applicable to pre-enactment capital losses. Our capital loss carryforward balance as of March 31, 2016 and 2015 was $13.6 million and $0.3 million, respectively.

NOTE 11. COMMITMENTS AND CONTINGENCIES

Legal Proceedings

We are party to certain legal proceedings incidental to the normal course of our business. We are required to establish reserves for litigation matters where those matters present loss contingencies that are both probable and estimable. When loss contingencies are not both probable and estimable, we do not establish reserves. Based on current knowledge, we do not believe that loss contingencies, if any, arising from pending investigations, litigation or regulatory matters will have a material adverse effect on our financial condition, results of operation or cash flows. Additionally, based on our current knowledge, we do not believe such loss contingencies are both probable and estimable and therefore, as of March 31, 2016 and 2015, we had no established reserves for such loss contingencies.

Escrow Holdbacks

From time to time, we will enter into arrangements relating to exits of certain investments whereby specific amounts of the proceeds are held in escrow to be used to satisfy potential obligations, as stipulated in the sales agreements. We record escrow amounts in Restricted cash and cash equivalents, if received in cash but subject to potential obligations, or as escrow receivables in Other assets, net, if not yet received in cash, on our accompanying Consolidated Statements of Assets and Liabilities . We establish a reserve against the escrow amounts if we determine that it is probable and estimable that a portion of the escrow amounts will not ultimately be released or received at the end of the escrow period. There were no aggregate reserves recorded against the escrow amounts as of March 31, 2016 and 2015.

Financial Commitments and Obligations

We have lines of credit and other uncalled capital commitments to certain of our portfolio companies that have not been fully drawn. Since these lines of credit and other uncalled capital commitments have expiration dates and we expect many will never be fully drawn, the total line of credit and other uncalled capital commitment amounts do not necessarily represent future cash requirements. In February 2015, we executed a capital call commitment with Tread and its senior credit facility lender, which expires in February 2018. Under the terms of the agreement, we may be required to fund additional capital up to $10.0 million in Tread, with such commitment limited at all times to the actual amount outstanding under Tread’s senior credit facility. The actual amount outstanding under Tread’s senior credit facility as of March 31, 2016 and 2015 was $5.1 million and $4.4 million, respectively. We estimate the fair value of the combined unused line of credit and other uncalled capital commitments as of March 31, 2016 and 2015 to be immaterial.

In addition to the lines of credit and other uncalled capital commitments to our portfolio companies, we have also extended certain guaranties on behalf of one of our portfolio companies. During the years ended March 31, 2016 and 2015, we have not been required to make any payments on any of the guaranties, and we consider the credit risks to be remote and the fair value of the guaranties as of March 31, 2016 and 2015 to be immaterial.

As of March 31, 2016, the following guaranties were outstanding:

•	In February 2010, we executed a guaranty of a wholesale financing facility agreement (the “Floor Plan Facility”) between Agricredit Acceptance, LLC (“Agricredit”) and Country Club Enterprises, LLC (“CCE”). The Floor Plan Facility provides CCE with financing of up to $2.0 million to bridge the time and cash flow gap between the order and delivery of golf carts to customers. The guaranty was renewed in February of each subsequent year through February 2016 and expires in February 2017, unless it is renewed again by us, CCE and Agricredit.

•	In April 2010, we executed a guaranty of vendor recourse for individual customer transactions (the “Recourse Facility”) between Wells Fargo Financial Leasing, Inc. and CCE. The Recourse Facility provides CCE with the ability to provide vendor recourse up to a limit of $0.3 million on transactions with long-time customers who lack the financial history to qualify for third-party financing. These individual transactions have terms to maturity that expire in October 2016.

The following table summarizes the principal balances of unused line of credit and other uncalled capital commitments and guaranties as of March 31, 2016 and 2015, which are not reflected as liabilities in the accompanying Consolidated Statements of Assets and Liabilities :

	As of March 31,
	2016	2015
Unused line of credit and other uncalled capital commitments	$10,564	$10,031
Guaranties	2,279	2,593

Total	$12,843	$12,624

NOTE 12. FINANCIAL HIGHLIGHTS

	As of and for the Year Ended March 31,
	2016	2015	2014	2013	2012
Per Common Share Data:
Net asset value, at beginning of year (A)	$9.18	$8.34	$9.10	$9.38	$9.00
Income from investment operations (B)
Net investment income	0.68	0.75	0.73	0.68	0.62
Net realized (loss) gain on sale of investments and other	(0.15)	—	0.31	0.03	0.23
Net unrealized appreciation (depreciation) of investments and other	0.29	1.13	(1.09)	—	0.14

Total from investment operations	0.82	1.88	(0.05)	0.71	0.99

Effect of equity capital activity (B)
Cash distributions to common stockholders from net investment income (C)	(0.64)	(0.77)	(0.71)	(0.60)	(0.61)
Cash distributions to common stockholders from realized gains (C)	(0.11)	—	—	—	—
Shelf registration offering costs	(0.01)	(0.03)	—	(0.08)	—
Net dilutive effect of equity offering (D)	(0.03)	(0.22)	—	(0.31)	—

Total from equity capital activity	(0.79)	(1.02)	(0.71)	(0.99)	(0.61)

Other, net (B)(E)	0.01	(0.02)	—	—	—

Net asset value at end of year (A)	$9.22	$9.18	$8.34	$9.10	$9.38

Per common share market value at beginning of year	$7.40	$8.27	$7.31	$7.57	$7.79
Per common share market value at end of year	7.02	7.40	8.27	7.31	7.57
Total investment return (F)	4.82%	11.96%	24.26%	4.73%	5.58%
Common stock outstanding at end of year (A)	30,270,958	29,775,958	26,475,958	26,475,958	22,080,133

Statement of Assets and Liabilities Data:
Net assets at end of year	$279,022	$273,429	$220,837	$240,963	$207,216
Average net assets (G)	276,293	229,350	231,356	216,751	204,595

Senior Securities Data:
Total borrowings, at cost	$100,096	$123,896	$66,250	$94,016	$76,005
Mandatorily redeemable preferred stock	121,650	81,400	40,000	40,000	40,000

Ratios/Supplemental Data:
Ratio of net expenses to average net assets (H)	10.94%	9.48%	7.33%	6.48%	3.67%
Ratio of net investment income to average net assets (I)	7.50	8.68	8.35	7.61	6.72

(A)	Based on actual shares outstanding at the end of the corresponding year.

(B)	Based on weighted average basic common share data for the corresponding year.
(C)	The tax character of distributions is determined based on taxable income calculated in accordance with income tax regulations, which may differ from amounts determined under GAAP.
(D)	During the years ended March 31, 2016, 2015 and 2013, the dilution is the result of issuing common shares at a price below then current NAV.
(E)	Represents the impact of the different share amounts (weighted average basic common shares outstanding for the corresponding year and actual common shares outstanding at the end of the year) in the Per Common Share Data calculations and rounding impacts.
(F)	Total return equals the change in the market value of our common stock from the beginning of the year, taking into account dividends reinvested in accordance with the terms of our dividend reinvestment plan. Total return does not take into account distributions that may be characterized as a return of capital. For further information on the estimated character of our distributions to common stockholders, please refer to Note 9- Distributions to Common Stockholders .
(G)	Calculated using the average balance of net assets at the end of each month of the reporting year.
(H)	Ratio of net expenses to average net assets is computed using total expenses, net of any voluntary, unconditional, and irrevocable credits of fees from the Adviser. Had we not received any voluntary, unconditional, and irrevocable credits of fees due to the Adviser, the ratio of expenses to average net assets would have been 14.50%, 12.90%, 10.20%, 8.81%, and 5.71% for the fiscal years ended March 31, 2016, 2015, 2014, 2013, and 2012, respectively.
(I)	Had we not received any voluntary, unconditional, and irrevocable credits of fees from the Adviser, the ratio of net investment income to average net assets would have been 3.94%, 5.26%, 5.48%, 5.28%, and 4.25% for the fiscal years ended March 31, 2016, 2015, 2014, 2013, and 2012, respectively.

NOTE 13. SELECTED QUARTERLY DATA (UNAUDITED)

	Quarter Ended
Year ended March 31, 2016	June 30, 2015	September 30, 2015	December 31, 2015	March 31, 2016
Total investment income	$12,706	$13,740	$12,068	$12,441
Net investment income	5,163	6,023	4,631	4,899
Net increase (decrease) in net assets resulting from operations	8,559	(110)	(6,213)	22,618
Net increase (decrease) in net assets resulting from operations per weighted average common share – basic & diluted	$0.29	$—	$(0.21)	$0.74

	Quarter Ended
Year ended March 31, 2015	June 30, 2014	September 30, 2014	December 31, 2014	March 31, 2015
Total investment income	$9,837	$9,071	$11,562	$11,173
Net investment income	4,859	4,204	5,839	4,995
Net increase in net assets resulting from operations	10,770	2,697	7,589	29,158
Net increase in net assets resulting from operations per weighted average common share – basic & diluted	$0.41	$0.10	$0.29	$1.08

NOTE 14. UNCONSOLIDATED SIGNIFICANT SUBSIDIARIES

In accordance with the SEC’s Regulation S-X, we do not consolidate portfolio company investments. Further, in accordance with ASC 946, we are precluded from consolidating any entity other than another investment company, except that ASC 946 provides for the consolidation of a controlled operating company that provides substantially all of its services to the investment company or its consolidated subsidiaries.

We had two unconsolidated subsidiaries, Galaxy and SOG, which met at least one of the significance conditions under Rule 1-02(w) of the SEC’s Regulation S-X during at least one of the years ended March 31, 2016, 2015 and 2014. Accordingly, audited and unaudited financial statements, as applicable, for these subsidiaries have been included as exhibits to this Prospectus pursuant to Rule 3-09.

We had two additional unconsolidated subsidiaries, D.P.M.S., Inc. (“Danco”) and Venyu Solutions, Inc. (“Venyu”), which met at least one of the significance conditions under Rule 1-02(w) of the SEC’s Regulation S-X during at least one of the years ended March 31, 2016, 2015 and 2014, respectively. Accordingly, summarized, comparative financial information is presented below pursuant to Rule 4-08(g) for Danco, which is a contract manufacturer producing precision machined and assembled components, and for Venyu, which is a leader in commercial-grade, customizable solutions for data protection, data hosting, and disaster recovery.

		As of March 31,			For the Year Ended March 31,
Portfolio Company	Balance Sheet	2016	2015	Income Statement	2016	2015	2014
Danco	Current assets	$4,962	$4,614	Net sales	$14,533	$12,377	$12,481
	Noncurrent assets	2,437	2,429	Gross profit	3,761	2,746	1,495
	Current liabilities	1,805	1,959	Net income (loss)	(66)	(994)	(2,373)
	Noncurrent liabilities	20,907	20,330

		For the Five Months Ended
Portfolio Company	Income Statement	August 30, 2013 (A)
Venyu	Net sales	$10,120
	Gross profit	5,254
	Net loss	(294)

(A)	Venyu was exited in August 2013 and is no longer in our portfolio as of March 31, 2016 or 2015. Rule 4-08(g) information for the five months ended August 30, 2013 is being provided herein in lieu of Rule 3-09 separate financial statements pursuant to relief provided by the Staff of the SEC’s Office of Chief Accountant in the Division of Investment Management.

NOTE 15. SUBSEQUENT EVENTS

Distributions and dividends

In April 2016, our Board of Directors declared the following monthly distributions to common stockholders and dividends to holders of our Series A Term Preferred Stock, Series B Term Preferred Stock and Series C Term Preferred Stock:

Record Date	Payment Date	Distribution per Common Share	Dividend per Series A Term Preferred Share	Dividend per Series B Term Preferred Share	Dividend per Series C Term Preferred Share
April 22, 2016	May 2, 2016	$0.0625	$0.1484375	$0.140625	$0.135417
May 19, 2016	May 31, 2016	0.0625	0.1484375	0.140625	0.135417
June 17, 2016	June 30, 2016	0.0625	0.1484375	0.140625	0.135417

Total for the Quarter:		$0.1875	$0.4453125	$0.421875	$0.406251

Investment Activity

•	In April 2016, we sold our investment in Acme, which had a cost basis and fair value of $23.7 million and $44.9 million, respectively, as of March 31, 2016. In connection with the sale, we received net cash proceeds of $44.6 million, including the repayment of our debt investment of $14.5 million at par.

•	In May 2016, we invested $25.5 million in The Mountain Corporation (“The Mountain”) through a combination of secured second lien debt and preferred equity. The Mountain, headquartered in Keene, New Hampshire, is a designer and manufacturer of premium quality, bold artwear apparel serving a diverse global customer base.

SCHEDULE 12-14

GLADSTONE INVESTMENT CORPORATION

INVESTMENTS IN AND ADVANCES TO AFFILIATES

(AMOUNTS IN THOUSANDS)

Name of Issuer (A)	Title of Issue or Nature of Indebtedness (B)	Amount of Investment Income (C)	Value as of March 31, 2015	Gross Additions (D)	Gross Reductions (E)	Value as of March 31, 2016
CONTROL INVESTMENTS
Galaxy Tool Holding Corporation	Secured First Lien Line of Credit	$364	$3,250	$1,750	$—	$5,000
	Secured Second Lien Term Loan	1,320	15,520	—	(10,520)	5,000
	Preferred Stock	—	—	—	—	—
	Common Stock	—	—	—	—	—

		1,684	18,770	1,750	(10,520)	10,000
Roanoke Industries Corp. (G)	Secured First Lien Term Loan	36	1,650	—	(1,650)	—
	Common Stock	—	210	—	(210)	—

		36	1,860	—	(1,860)	—

TOTAL CONTROL INVESTMENTS		$1,720	$20,630	$1,750	$(12,380)	$10,000

AFFILIATE INVESTMENTS
Acme Cryogenics, Inc.	Secured Second Lien Term Loan	$1,695	$14,500	$—	$—	$14,500
	Preferred Stock	—	8,519	13,818	—	22,337
	Common Stock	—	—	4,201	—	4,201
	Common Stock Warrants	—	—	3,856	—	3,856

		1,695	23,019	21,875	—	44,894
Alloy Die Casting Corp.	Secured First Lien Term Loan	1,676	12,154	—	(764)	11,390
	Preferred Stock	—	4,122	—	(3,510)	612
	Common Stock	—	—	—	—	—

		1,676	16,276	—	(4,274)	12,002
Behrens Manufacturing, LLC	Secured First Lien Term Loan	1,318	9,975	—	—	9,975
	Preferred Stock	505	3,447	5,146	—	8,593

		1,823	13,422	5,146	—	18,568
Brunswick Bowling Products, Inc. (H)	Secured First Lien Term Loan	1,754	—	11,307	—	11,307
	Preferred Stock	—	—	5,267	—	5,267

		1,754	—	16,574	—	16,574
B-Dry, LLC (I)	Secured First Lien Line of Credit	72	1,124	1,126	(2,250)	—
	Secured First Lien Term Loan	442	3,490	2,953	(6,443)	—
	Secured First Lien Term Loan	58	455	385	(840)	—
	Preferred Stock	—	—	2,250	(2,250)	—
	Common Stock	—	—	300	(300)	—

		572	5,069	7,014	(12,083)	—
B+T Group Acquisition, Inc.	Secured First Lien Line of Credit (G)	14	700	—	(700)	—
	Secured First Lien Term Loan	1,850	14,000	—	—	14,000
	Preferred Stock	—	4,541	—	(4,541)	—

		1,864	19,241	—	(5,241)	14,000
Cambridge Sound Management, Inc.	Secured First Lien Line of Credit (G)	—	—	—	—	—
	Secured First Lien Term Loan	1,983	15,000	—	—	15,000
	Preferred Equity	—	7,198	5,637	—	12,835

		1,983	22,198	5,637	—	27,835
Channel Technologies Group, LLC	Preferred Stock	—	2,315	75	(1,401)	989
	Common Stock	—	—	—	—	—

		—	2,315	75	(1,401)	989
Counsel Press, Inc.	Secured First Lien Line of Credit	67	1,500	250	(1,750)	—
	Secured First Lien Term Loan	2,333	18,000	—	—	18,000
	Secured First Lien Term Loan	783	5,500	—	—	5,500
	Preferred Equity	—	6,995	—	(1,596)	5,399

		3,183	31,995	250	(3,346)	28,899

GLADSTONE INVESTMENT CORPORATION

INVESTMENTS IN AND ADVANCES TO AFFILIATES (Continued)

(AMOUNTS IN THOUSANDS)

Name of Issuer (A)	Title of Issue or Nature of Indebtedness (B)	Amount of Investment Income (C)	Value as of March 31, 2015	Gross Additions (D)	Gross Reductions (E)	Value as of March 31, 2016
D.P.M.S., Inc.	Secured First Lien Line of Credit	$165	$762	3,238	$—	$4,000
	Secured First Lien Term Loan	105	490	2,085	—	2,575
	Secured First Lien Term Loan	358	1,674	399	—	2,073
	Secured First Lien Term Loan	59	219	—	(219)	—
	Preferred Stock	—	—	—	—	—
	Common Stock	—	—	—	—	—

		687	3,145	5,722	(219)	8,648
Edge Adhesives Holdings, Inc.	Secured First Lien Line of Credit (G)	66	1,488	2	(1,490)	—
	Secured First Lien Term Loan	1,182	9,300	—	(372)	8,928
	Secured First Lien Term Loan	335	—	2,310	—	2,310
	Secured Second Lien Term Loan	—	2,403	—	(2,403)	—
	Preferred Stock	—	3,199	300	(3,499)	—

		1,583	16,390	2,612	(7,764)	11,238
GI Plastek , Inc. (H)	Secured First Lien Line of Credit (G)	35	—	770	(770)	—
	Secured First Lien Term Loan	1,353	—	15,000	—	15,000
	Preferred Stock	—	—	5,672	—	5,672

		1,388	—	21,442	(770)	20,672
Head Country Food Products, Inc.	Secured First Lien Term Loan	1,150	9,050	—	—	9,050
	Preferred Stock	—	3,931	—	(3,931)	—

		1,150	12,981	—	(3,931)	9,050
Logo Sportswear, Inc.	Secured First Lien Line of Credit (G)	1	—	—	—	—
	Secured First Lien Term Loan	1,361	9,200	—	—	9,200
	Preferred Stock	—	1,550	1,245	—	2,795

		1,362	10,750	1,245	—	11,995
Meridian Rack & Pinion, Inc.	Secured First Lien Term Loan	1,326	9,612	—	(821)	8,791
	Preferred Stock	—	3,117	—	(2,129)	988

		1,326	12,729	—	(2,950)	9,779
NDLI, Inc.	Secured First Lien Line of Credit (G)	118	2,308	1,467	(3,775)	—
	Secured First Lien Term Loan (G)	265	5,803	1,424	(7,227)	—
	Secured First Lien Term Loan (G)	34	—	—	—	—
	Secured First Lien Term Loan (G)	144	2,931	719	(3,650)	—
	Secured First Lien Term Loan (G)	144	2,930	720	(3,650)	—
	Preferred Stock	—	—	—	—	—
	Common Stock	—	—	—	—	—

		705	13,972	4,330	(18,302)	—
Old World Christmas, Inc.	Secured First Lien Term Loan	2,124	15,770	—	—	15,770
	Preferred Stock	—	6,657	—	(2,498)	4,159

		2,124	22,427	—	(2,498)	19,929
Precision Southeast, Inc.	Secured Second Lien Term Loan	1,369	9,617	1	—	9,618
	Preferred Stock	—	1,830	2,092	—	3,922
	Common Stock	—	—	—	—	—

		1,369	11,447	2,093	—	13,540
SOG Specialty Knives & Tools, LLC	Secured First Lien Term Loan	835	6,200	—	—	6,200
	Secured First Lien Term Loan	1,830	12,200	—	—	12,200
	Preferred Stock	—	13,451	—	(5,704)	7,747

		2,665	31,851	—	(5,704)	26,147

GLADSTONE INVESTMENT CORPORATION

INVESTMENTS IN AND ADVANCES TO AFFILIATES (Continued)

(AMOUNTS IN THOUSANDS)

Name of Issuer (A)	Title of Issue or Nature of Indebtedness (B)	Amount of Investment Income (C)	Value as of March 31, 2015	Gross Additions (D)	Gross Reductions (E)	Value as of March 31, 2016
Tread Corporation	Secured First Lien Line of Credit (F)	$—	$375	$3,032	$(1,981)	$1,426
	Secured First Lien Term Loan (F)(G)	—	782	4,218	(5,000)	—
	Secured First Lien Term Loan (F)(G)	—	430	2,320	(2,750)	—
	Secured First Lien Term Loan (F)(G)	—	156	844	(1,000)	—
	Secured First Lien Term Loan (F)(G)	—	80	430	(510)	—
	Preferred Stock	—	—	538	—	538
	Common Stock	—	—	251	(251)	—
	Common Stock Warrants (G)	—	—	3	(3)	—

		—	1,823	11,636	(11,495)	1,964

TOTAL AFFILIATE INVESTMENTS		$28,909	$271,050	$105,651	$(79,978)	$296,723

(A)	Certain of the listed securities are issued by affiliate(s) of the indicated portfolio company.
(B)	Common stock, warrants, options and, in some cases, preferred stock are generally non-income-producing and restricted. The principal amount of debt and the number of shares of common stock and preferred stock are shown in the accompanying Consolidated Schedule of Investments as of March 31, 2016.
(C)	Represents the total amount of interest or other investment income credited to income for the portion of the year an investment was a control investment or affiliate investment, as appropriate.
(D)	Gross additions include increases in investments resulting from new portfolio investments, paid-in-kind interest or dividends, the amortization of discounts and fees and the exchange of one or more existing securities for one or more new securities. Gross additions also include net increases in unrealized appreciation or decreases in unrealized depreciation.

(E)	Gross reductions include decreases in investments resulting from principal collections related to investment repayments or sales, the amortization of premiums and acquisition costs and the exchange of one or more existing securities for one or more new securities. Gross reductions also include net increases in unrealized depreciation or decreases in unrealized appreciation.
(F)	Debt security is on non-accrual status and, therefore, is considered non-income producing.
(G)	Investment was exited during the year ended March 31, 2016.
(H)	New investment during the year ended March 31, 2016.
(I)	As a result of a restructure, B-Dry, LLC was transferred from Affiliate to Non-Control/Non-Affiliate during the year ended March 31, 2016.
**	Information related to the amount of equity in the net profit and loss for the period for the investments listed has not been included in this schedule. This information is not considered to be meaningful due to the complex capital structures of the portfolio companies, with different classes of equity securities outstanding with different preferences in liquidation. These investments are not consolidated, nor are they accounted for under the equity method of accounting.

Part C — OTHER INFORMATION

Item 25.	Financial Statements and Exhibits

1.	Financial Statements

The following financial statements of Gladstone Investment Corporation (the “Company” or the “Registrant”) are included in the Registration Statement in “Part A: Information Required in a Prospectus:”

GLADSTONE INVESTMENT CORPORATION

2.	Exhibits

Exhibit Number	Description

2.a.1	Amended and Restated Certificate of Incorporation, incorporated by reference to Exhibit a.2 to Pre-Effective Amendment No. 1 to the Registration Statement on Form N-2 (File No. 333-123699), filed May 13, 2005.

2.a.2	Certificate of Designation of 7.125% Series A Cumulative Term Preferred Stock of Gladstone Investment Corporation, incorporated by reference to Exhibit 2.a.2 to Post-Effective Amendment No. 5 to the Registration Statement on Form N-2 (File No. 333-160720) filed February 29, 2012.

2.a.3	Certificate of Designation of 6.75% Series B Cumulative Term Preferred Stock of Gladstone Investment Corporation, incorporated by reference to Exhibit 3.3 to the Registration Statement on Form 8-A (File No. 001-34007), filed November 7, 2014.

2.a.4	Certificate of Designation of 6.50% Series C Cumulative Term Preferred Stock of Gladstone Investment Corporation, incorporated by reference to Exhibit 3.4 to Registration Statement on Form 8-A (File No. 001-34007), filed May 11, 2015.

2.b.1	Amended and Restated Bylaws, incorporated by reference to Exhibit b.2 to Pre-Effective Amendment No. 3 to the Registration Statement on Form N-2 (File No. 333-123699), filed June 21, 2005.

2.b.2	First Amendment to Amended and Restated Bylaws, incorporated by reference to Exhibit 99.1 to the Current Report on Form 8-K (File No. 814-00704), filed July 10, 2007.

2.c	Not applicable.

2.d.1	Specimen Stock Certificate, incorporated by reference to Exhibit 99.d to Pre-Effective Amendment No. 3 to the Registration Statement on Form N-2 (File No. 333-123699), filed June 21, 2005.

2.d.2	Form of Senior Indenture, incorporated by reference to Exhibit 2.d.2 to the Registration Statement on Form N-2 (File No. 333-138008), filed October 16, 2006.

2.d.3	Form of Subordinated Indenture, incorporated by reference to Exhibit 2.d.3 to the Registration Statement on Form N-2 (File No. 333-138008), filed October 16, 2006.

2.d.4	Specimen 7.125% Series A Cumulative Term Preferred Stock Certificate, incorporated by reference to Exhibit 2.d.4 to Post-Effective Amendment No. 5 to the Registration Statement on Form N-2 (File No. 333-160720), filed February 29, 2012.

2.d.5	Specimen 6.75% Series B Cumulative Term Preferred Stock Certificate, incorporated by reference to Exhibit 4.3 to the Registration Statement on Form 8-A (File No. 001-34007), filed November 7, 2014.

2.d.6	Specimen 6.50% Series C Cumulative Term Preferred Stock Certificate, incorporated by reference to Exhibit 4.4 to the Registration Statement on Form 8-A (File No.001-34007), filed May 11, 2015.

2.d.7	Form of Common Stock Subscription Form and Subscription Certificate, incorporated by reference to Exhibit 2.d.5 to Pre-Effective Amendment No. 1 to the Registration Statement on Form N-2 (File No. 333-181879), filed July 17, 2012.

2.d.8	Form of Preferred Stock Subscription Form and Subscription Certificate, incorporated by reference to Exhibit 2.d.6 to Pre-Effective Amendment No. 1 to the Registration Statement on Form N-2 (File No. 333-181879), filed July 17, 2012.

2.d.9	Form of Common Stock Warrant Agreement and Warrant Certificate, incorporated by reference to Exhibit 2.d.7 to Pre-Effective Amendment No. 1 to the Registration Statement on Form N-2 (File No. 333-181879), filed July 17, 2012.

2.d.10	Form of Preferred Stock Warrant Agreement and Warrant Certificate, incorporated by reference to Exhibit 2.d.8 to Pre-Effective Amendment No. 1 to the Registration Statement on Form N-2 (File No. 333-181879), filed July 17, 2012.

2.d.11*	Form T-1 Statement of Eligibility of U.S. Bank National Association, as Trustee, with respect to the Form of Senior and Subordinated Indentures.

2.f	Not applicable.

2.g	Investment Advisory and Management Agreement between the Registrant and Gladstone Management Corporation, incorporated by reference to Exhibit 10.1 to the Annual Report on Form 10-K (File No. 814-00704), filed June 14, 2006 (renewed July 14, 2015).

Exhibit Number	Description

2.h**	Form of Underwriting Agreement.

2.i	Not applicable.

2.j.1	Custody Agreement between the Registrant and The Bank of New York, incorporated by reference to Exhibit 99.j to Pre-Effective Amendment No. 3 to the Registration Statement on Form N-2 (File No. 333-123699), filed June 21, 2005.

2.j.2	Custodial Agreement by and among Gladstone Business Investment, LLC, the Registrant, Gladstone Management Corporation, The Bank of New York Trust Company, N.A. and Deutsche Bank AG, New York Branch, dated October 10, 2006, incorporated by reference to Exhibit 2.j.2 to Post-Effective Amendment No. 2 to the Registration Statement on Form N-2 (File No. 333-181879), filed June 7, 2013.

2.j.3	Amendment No. 1 to Custodial Agreement by and among Gladstone Business Investment, LLC, the Registrant, Gladstone Management Corporation, The Bank of New York Trust Company, N.A. and Deutsche Bank AG, New York Branch, dated April 14, 2009, incorporated by reference to Exhibit 2.j.3 to Post-Effective Amendment No. 2 to the Registration Statement on Form N-2 (File No. 333-181879), filed June 7, 2013.

2.k.1	Administration Agreement between the Registrant and Gladstone Administration, LLC, dated June 22, 2005, incorporated by reference to Exhibit 10.2 to the Annual Report on Form 10-K (File No. 814-00704), filed June 14, 2006 (renewed July 14, 2015).

2.k.2	Stock Transfer Agency Agreement between the Registrant and The Bank of New York, incorporated by reference to
Exhibit k.1 to Pre-Effective Amendment No. 1 to the Registration Statement on Form N-2 (File No. 333-123699), filed May 13, 2005.

2.k.3	Fifth Amended and Restated Credit Agreement, dated as of April 30, 2013, by and among Gladstone Business Investment, LLC, as Borrower, Gladstone Management Corporation, as servicer, the financial institutions as party thereto, as Lenders and Managing Agents, and Key Equipment Finance, Inc., as Administrative Agent and Lead Arranger, incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K (File No. 814-00704), filed May 2, 2013.

2.k.4	Joinder Agreement, dated as of June 12, 2013, by and among the Gladstone Business Investment, LLC, Gladstone Management Corporation, Key Equipment Finance Inc. and Everbank Commercial Finance, Inc., incorporated by reference to Exhibit 10.1 of the Current Report on Form 8-K (File No. 814-00704), filed June 17, 2013.

2.k.5	Joinder Agreement, dated as of June 12, 2013, by and among the Gladstone Business Investment, LLC, Gladstone Management Corporation, Key Equipment Finance Inc. and Alostar Bank of Commerce, incorporated by reference to
Exhibit 10.2 of the Current Report on Form 8-K (File No. 814-00704), filed June 17, 2013.

2.k.6	Amendment No. 1 to Fifth Amended and Restated Credit Agreement, dated as of June 26, 2014, by and among Gladstone Business Investment, LLC, as Borrower, Gladstone Management Corporation, as Servicer, the Financial Institutions as party thereto, as Lenders and Managing Agents, and Key Equipment Finance, a division of KeyBank National Association, as Administrative Agent, incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K (File No. 814-00704), filed June 30, 2014.

2.k.7	Joinder Agreement, dated as of September 19, 2014, by and among Gladstone Business Investment, LLC, Gladstone Management Corporation, Key Equipment Finance, a division of KeyBank National Association, and East West Bank, incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K (File No. 814-00704), filed September 22, 2014.

2.k.8	Joinder Agreement, dated as of September 19, 2014, by and among Gladstone Business Investment, LLC, Gladstone Management Corporation, Key Equipment Finance, a division of KeyBank National Association, and Manufacturers and Traders Trust, incorporated by reference to Exhibit 10.2 to the Current Report on Form 8-K (File No. 814-00704), filed September 22, 2014.

2.k.9	Joinder Agreement, dated as of September 19, 2014, by and among Gladstone Business Investment, LLC, Gladstone Management Corporation, Key Equipment Finance, a division of KeyBank National Association, and Customers Bank, incorporated by reference to Exhibit 10.3 to the Current Report on Form 8-K (File No. 814-00704), filed September 22, 2014.

2.k.10	Joinder Agreement, dated as of September 19, 2014, by and among Gladstone Business Investment, LLC, Gladstone Management Corporation, Key Equipment Finance, a division of KeyBank National Association, and Talmer Bank and Trust, incorporated by reference to Exhibit 10.4 to the Current Report on Form 8-K (File No. 814-00704), filed
September 22, 2014.

2.l*	Opinion of Bass, Berry & Sims PLC.

Exhibit Number	Description

2.m	Not applicable.

2.n.1	Consent of Bass, Berry & Sims PLC (included in Exhibit 2.l).

2.n.2	Consent of PricewaterhouseCoopers LLP.

2.n.3	Report of Independent Registered Public Accounting Firm.

2.n.4	Consent of Allen, Gibbs & Houlik, L.C.

2.n.5	Consent of Moss Adams LLP.

2.o	Not applicable.

2.p	Founder Stock Purchase Agreement between the Registrant and David Gladstone, incorporated by reference to Exhibit p to the Registration Statement on Form N-2 (File No. 333-123699), filed March 31, 2005.

2.q	Not applicable.

2.r	Code of Ethics and Business Conduct, incorporated by reference to Exhibit 2.r to Post-Effective Amendment No. 2 to the Registration Statement on Form N-2 (File No. 333-181879), filed June 7, 2013.

2.s.1*	Power of Attorney.

2.s.2	Computation of Ratio of Earnings to Combined Fixed Charges and Preferred Dividends.

2.s.4	Financial Statements of Galaxy Tool Holding Corporation and Subsidiary as of and for the years ended December 31, 2015 and 2014

2.s.5	Financial Statements of Galaxy Tool Holding Corporation and Subsidiary as of and for the years ended December 31, 2014 and 2013 (unaudited).

2.s.6	Financial Statements of SOG Specialty Knives and Tools, LLC as of and for the years ended December 31, 2015 and 2014 (unaudited).

2.s.7	Financial Statements of SOG Specialty Knives and Tools, LLC as of and for the years ended December 31, 2013 and 2012.

2.s.8	Form of Prospectus Supplement for Common Stock Offerings.

2.s.9	Form of Prospectus Supplement for Preferred Stock Offering.

2.s.10	Form of Prospectus Supplement for Rights Offering of Common Stock.

2.s.11	Form of Prospectus Supplement for Rights Offering of Preferred Stock.

2.s.12	Form of Prospectus Supplement for Notes.

2.s.13	Form of Prospectus Supplement for Senior Notes.

2.s.14	Form of Prospectus Supplement for Warrants for Common Stock.

2.s.15	Form of Prospectus Supplement for Warrants for Preferred Stock.

*	Previously filed.
**	To be filed by post-effective amendment.

Item 26.	Marketing Arrangements

The information contained under the heading “Plan of Distribution” in the prospectus is incorporated herein by reference, and any information concerning any underwriters will be contained in the accompanying prospectus supplement, if any.

Item 27.	Other Expenses of Issuance and Distribution

Commission registration fee	$34,860
FINRA fee	21,905
Accounting fees and expenses	50,000	*
Legal fees and expenses	150,000	*
Printing and engraving	75,000	*
Miscellaneous fees and expenses	15,000	*

Total	$346,795	*

*	These amounts are estimates.

All of the expenses set forth above shall be borne by the Registrant.

Item 28.	Persons Controlled by or Under Common Control

The following list sets forth each of the companies considered to be “controlled” by the Registrant as defined by the Investment Company Act of 1940, as of March 31, 2016:

•	Gladstone Business Investment, LLC, a Delaware limited liability company, controlled by the Registrant, through 100% of the voting securities. (1)

•	Galaxy Tool Holding Corporation, incorporated in Delaware, and its subsidiary, controlled by the Registrant, through 63% of the voting securities (2)

•	Gladstone Investment Advisers, Inc., a Delaware corporation, controlled by the Registrant, through 100% of the voting securities. (1)

(1) Subsidiary is included in the Registrant’s consolidated financial statements.

(2) The Registrant filed separate audited financial statements for Galaxy Tool Holding Corporation and Subsidiary as an exhibit to its Annual Report on Form 10-K for the fiscal year ended March 31, 2016, on May 17, 2016.

We may also be deemed to be under “common control” with the following entities: Gladstone Capital Corporation, a Maryland corporation; Gladstone Commercial Corporation, a Maryland corporation; and Gladstone Land Corporation, a Maryland corporation; by virtue of the fact that they are advised by our Adviser, Gladstone Management Corporation, as well as Gladstone Lending Corporation, a Maryland corporation, and Gladstone Participation Fund, LLC, a Delaware limited liability company, because 100% of the voting securities of each are owned by our Adviser.

Item 29.	Number of Holders of Securities

The following table sets forth the approximate number of record holders of our common stock at June 3, 2016.

Title of Class	Number of Record Holders
Common Stock, par value $0.001 per share	22
7.125% Series A Cumulative Term Preferred Stock, par value $0.001 per share	1
6.750% Series B Cumulative Term Preferred Stock, par value $0.001 per share	1
6.500% Series C Cumulative Term Preferred Stock, par value $0.001 per share	1

Item 30.	Indemnification

Subject to the Investment Company Act of 1940 as amended, or the 1940 Act, or any valid rule, regulation or order of the Securities and Exchange Commission, or the SEC, thereunder, our amended and restated certificate of incorporation and bylaws provide that we will indemnify any person who was or is a party or is threatened to be made a party to any threatened action, suit or proceeding whether civil, criminal, administrative or investigative, by reason of the fact that he is or was our director or officer, or is or was serving at our request as a director, officer, partner or trustee of another corporation, real estate investment trust, partnership, joint venture, trust, employee benefit plan or other enterprise to the maximum extent permitted by Section 145 of the Delaware General Corporation Law. The 1940 Act provides that a company may not indemnify any director or officer against liability to it or its security holders to which he or she might otherwise be subject by reason of his or her willful misfeasance, bad faith, gross negligence or reckless disregard of the duties involved in the conduct of his or her office unless a determination is made by final decision of a court, by vote of a majority of a quorum of directors who are disinterested, non-party directors or by independent legal counsel that the liability for which indemnification is sought did not arise out of the foregoing conduct. In addition to any indemnification to which our directors and officers are entitled pursuant to our certificate of incorporation and bylaws and the Delaware General Corporation Law, our certificate of incorporation and bylaws permit us to indemnify our other employees and agents to the fullest extent permitted by the Delaware General Corporation Law, whether such employees or agents are serving us or, at our request, any other entity.

In addition, the investment advisory and management agreement between us and our Adviser, as well as the administration agreement between us and our Administrator, each provide that, absent willful misfeasance, bad faith, or gross negligence in the performance of their respective duties or by reason of the reckless disregard of their respective duties and obligations, our Adviser and our Administrator, as applicable, and their respective officers, managers, partners, agents, employees, controlling persons, members, and any other person or entity affiliated with them are entitled to indemnification from us for any damages, liabilities, costs, and expenses (including reasonable attorneys’ fees and amounts reasonably paid in settlement) arising from the rendering of our Adviser’s services under the investment advisory and management agreement or otherwise as our investment adviser, or the rendering of our Administrator’s services under the administration agreement, or otherwise as an administrator for us, as applicable.

Item 31.	Business and Other Connections of Investment Adviser

A description of any other business, profession, vocation or employment of a substantial nature in which our Adviser, and each director or executive officer of our Adviser, is or has been during the past two fiscal years, engaged in for his or her own account or in the capacity of director, officer, employee, partner or trustee, is set forth in Part A of this Registration Statement in the section entitled “Management.” Additional information regarding our Adviser and its officers and directors is set forth in its Form ADV, as filed with the SEC, and is incorporated herein by reference.

Item 32.	Location of Accounts and Records

All accounts, books or other documents required to be maintained by Section 31(a) of the 1940 Act and the rules thereunder are maintained at the offices of:

(1) the Registrant, Gladstone Investment Corporation, 1521 Westbranch Drive, Suite 100, McLean, VA 22102;

(2) the Transfer Agent, Computershare, 250 Royall Street, Canton, MA 02021;

(3) the Adviser, Gladstone Management Corporation, 1521 Westbranch Drive, Suite 100, McLean, VA 22102;

(4) the Custodian, The Bank of New York Mellon Corp., 500 Ross Street, Suite 625, Pittsburgh, PA 15262; and

(5) the Collateral Custodian, The Bank of New York Mellon Corp., 500 Ross Street, Suite 625 Pittsburgh, PA 15262.

Item 33.	Management Services

Not applicable.

Item 34.	Undertakings

1. We hereby undertake to suspend the offering of shares until the prospectus is amended if,

(i) subsequent to the effective date of this registration statement, our net asset value declines more than ten percent from our net asset value as of the effective date of the registration statement; or

(ii) the net asset value increases to an amount greater than our net proceeds as stated in the prospectus.

2. We hereby undertake:

(a) to file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i) to include any prospectus required by Section 10(a)(3) of the Securities Act of 1933, as amended, or the Securities Act;

(ii) to reflect in the prospectus any facts or events after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement; and

(iii) to include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

(b) that, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of those securities at that time shall be deemed to be the initial bona fide offering thereof;

(c) to remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering;

(d) that, for the purpose of determining liability under the Securities Act to any purchaser, if the Registrant is subject to Rule 430C: Each prospectus filed pursuant to Rule 497(b), (c), (d) or (e) under the Securities Act as part of a registration statement relating to an offering, other than prospectuses filed in reliance on Rule 430A under the Securities Act, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use;

(e) that for the purpose of determining liability of the Registrant under the Securities Act to any purchaser in the initial distribution of securities: The undersigned Registrant undertakes that in a primary offering of securities of the undersigned Registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned Registrant will be a seller to the purchaser and will be considered to offer or sell such securities to the purchaser:

(i) any preliminary prospectus or prospectus of the undersigned Registrant relating to the offering required to be filed pursuant to Rule 497 under the Securities Act;

(ii) the portion of any advertisement pursuant to Rule 482 under the Securities Act relating to the offering containing material information about the undersigned Registrant or its securities provided by or on behalf of the undersigned Registrant; and

(iii) any other communication that is an offer in the offering made by the undersigned Registrant to the purchaser;

(f) To file a post-effective amendment to the registration statement, and to suspend any offers or sales pursuant the registration statement until such post-effective amendment has been declared effective under the Securities Act, in the event the shares of the Registrant are trading below its net asset value and either (i) the Registrant receives, or has been advised by its independent registered accounting firm that it will receive, an audit report reflecting substantial doubt regarding the Registrant’s ability to continue as a going concern or (ii) the Registrant has concluded that a material adverse change has occurred in its financial position or results of operations that has caused the financial statements and other disclosures on the basis of which the offering would be made to be materially misleading;

(g) to file a post-effective amendment to the registration statement in respect of any one or more offerings of the Registrant’s shares (including warrants and/or rights to purchase the shares) below net asset value that will result in greater than 15% dilution, in the aggregate, to existing net asset value per share;

(h) to file a post-effective amendment to the registration statement in connection with any rights offering; and

(i) to file a post-effective amendment to the registration statement in connection with any combined offering of securities.

3. We hereby undertake that:

(a) for the purpose of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by us under Rule 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective; and

(b) for the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of the securities at that time shall be deemed to be the initial bona fide offering thereof.

4. We hereby undertake to send by first class mail or other means designed to ensure equally prompt deliver, within two business days of receipt of a written or oral request, any Statement of Additional Information.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933 and the Investment Company Act of 1940, the Registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of McLean and the Commonwealth of Virginia, on the 8th day of June, 2016.

GLADSTONE INVESTMENT CORPORATION

By:	/s/ DAVID GLADSTONE
David Gladstone
Chairman of the Board and Chief Executive Officer

Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement has been signed below by the following persons in the capacities and on the date indicated:

By:	/s/ DAVID GLADSTONE
David Gladstone
Chief Executive Officer and Chairman of the Board of Directors (principal executive officer)

By:	/s/ JULIA RYAN
Julia Ryan
Chief Financial Officer and Treasurer (principal financial and accounting officer)

By:	*
Terry L. Brubaker
Vice Chairman, Chief Operating Officer, and Director

By:	*
Anthony W. Parker
Director

By:	*
Michela A. English
Director

By:	*
Paul W. Adelgren
Director

By:	*
John H. Outland
Director

By:	*
Caren D. Merrick
Director

By:	*
Walter H. Wilkinson, Jr.
Director

*By:	/s/ David Gladstone
Name:	David Gladstone
Title:	Attorney-in-fact

Exhibit List

Exhibit Number	Description

2.a.1	Amended and Restated Certificate of Incorporation, incorporated by reference to Exhibit a.2 to Pre-Effective Amendment No. 1 to the Registration Statement on Form N-2 (File No. 333-123699), filed May 13, 2005.

2.a.2	Certificate of Designation of 7.125% Series A Cumulative Term Preferred Stock of Gladstone Investment Corporation, incorporated by reference to Exhibit 2.a.2 to Post-Effective Amendment No. 5 to the Registration Statement on
Form N-2 (File No. 333-160720) filed February 29, 2012.

2.a.3	Certificate of Designation of 6.75% Series B Cumulative Term Preferred Stock of Gladstone Investment Corporation, incorporated by reference to Exhibit 3.3 to the Registration Statement on Form 8-A (File No. 001-34007), filed November 7, 2014.

2.a.4	Certificate of Designation of 6.50% Series C Cumulative Term Preferred Stock of Gladstone Investment Corporation, incorporated by reference to Exhibit 3.4 to Registration Statement on Form 8-A (File No. 001-34007), filed May 11, 2015.

2.b.1	Amended and Restated Bylaws, incorporated by reference to Exhibit b.2 to Pre-Effective Amendment No. 3 to the Registration Statement on Form N-2 (File No. 333-123699), filed June 21, 2005.

2.b.2	First Amendment to Amended and Restated Bylaws, incorporated by reference to Exhibit 99.1 to the Current Report on Form 8-K (File No. 814-00704), filed July 10, 2007.

2.c	Not applicable.

2.d.1	Specimen Stock Certificate, incorporated by reference to Exhibit 99.d to Pre-Effective Amendment No. 3 to the Registration Statement on Form N-2 (File No. 333-123699), filed June 21, 2005.

2.d.2	Form of Senior Indenture, incorporated by reference to Exhibit 2.d.2 to the Registration Statement on Form N-2 (File No. 333-138008), filed October 16, 2006.

2.d.3	Form of Subordinated Indenture, incorporated by reference to Exhibit 2.d.3 to the Registration Statement on Form N-2 (File No. 333-138008), filed October 16, 2006.

2.d.4	Specimen 7.125% Series A Cumulative Term Preferred Stock Certificate, incorporated by reference to Exhibit 2.d.4 to Post-Effective Amendment No. 5 to the Registration Statement on Form N-2 (File No. 333-160720), filed February 29, 2012.

2.d.5	Specimen 6.75% Series B Cumulative Term Preferred Stock Certificate, incorporated by reference to Exhibit 4.3 to the Registration Statement on Form 8-A (File No. 001-34007), filed November 7, 2014.

2.d.6	Specimen 6.50% Series C Cumulative Term Preferred Stock Certificate, incorporated by reference to Exhibit 4.4 to the Registration Statement on Form 8-K (File No.001-34007), filed May 11, 2015.

2.d.7	Form of Common Stock Subscription Form and Subscription Certificate, incorporated by reference to Exhibit 2.d.5 to Pre-Effective Amendment No. 1 to the Registration Statement on Form N-2 (File No. 333-181879), filed July 17, 2012.

2.d.8	Form of Preferred Stock Subscription Form and Subscription Certificate, incorporated by reference to Exhibit 2.d.6 to Pre-Effective Amendment No. 1 to the Registration Statement on Form N-2 (File No. 333-181879), filed July 17, 2012.

2.d.9	Form of Common Stock Warrant Agreement and Warrant Certificate, incorporated by reference to Exhibit 2.d.7 to Pre-Effective Amendment No. 1 to the Registration Statement on Form N-2 (File No. 333-181879), filed July 17, 2012.

2.d.10	Form of Preferred Stock Warrant Agreement and Warrant Certificate, incorporated by reference to Exhibit 2.d.8 to Pre-Effective Amendment No. 1 to the Registration Statement on Form N-2 (File No. 333-181879), filed July 17, 2012.

2.d.11*	Form T-1 Statement of Eligibility of U.S. Bank National Association, as Trustee, with respect to the Form of Senior and Subordinated Indentures.

2.f	Not applicable.

2.g	Investment Advisory and Management Agreement between the Registrant and Gladstone Management Corporation, incorporated by reference to Exhibit 10.1 to the Annual Report on Form 10-K (File No. 814-00704), filed June 14, 2006 (renewed July 14, 2015).

Exhibit Number	Description

2.h**	Form of Underwriting Agreement.

2.i	Not applicable.

2.j.1	Custody Agreement between the Registrant and The Bank of New York, incorporated by reference to Exhibit 99.j to Pre-Effective Amendment No. 3 to the Registration Statement on Form N-2 (File No. 333-123699), filed June 21, 2005.

2.j.2	Custodial Agreement by and among Gladstone Business Investment, LLC, the Registrant, Gladstone Management Corporation, The Bank of New York Trust Company, N.A. and Deutsche Bank AG, New York Branch, dated October 10, 2006, incorporated by reference to Exhibit 2.j.2 to Post-Effective Amendment No. 2 to the Registration Statement on Form N-2 (File No. 333-181879), filed June 7, 2013

2.j.3	Amendment No. 1 to Custodial Agreement by and among Gladstone Business Investment, LLC, the Registrant, Gladstone Management Corporation, The Bank of New York Trust Company, N.A. and Deutsche Bank AG, New York Branch, dated April 14, 2009, incorporated by reference to Exhibit 2.j.3 to Post-Effective Amendment No. 2 to the Registration Statement on Form N-2 (File No. 333-181879), filed June 7, 2013

2.k.1	Administration Agreement between the Registrant and Gladstone Administration, LLC, dated June 22, 2005, incorporated by reference to Exhibit 10.2 to the Annual Report on Form 10-K (File No. 814-00704), filed June 14, 2006 (renewed July 14, 2015).

2.k.2	Stock Transfer Agency Agreement between the Registrant and The Bank of New York, incorporated by reference to
Exhibit k.1 to Pre-Effective Amendment No. 1 to the Registration Statement on Form N-2 (File No. 333-123699), filed May 13, 2005.

2.k.3	Fifth Amended and Restated Credit Agreement, dated as of April 30, 2013, by and among Gladstone Business Investment, LLC, as Borrower, Gladstone Management Corporation, as servicer, the financial institutions as party thereto, as Lenders and Managing Agents, and Key Equipment Finance, Inc., as Administrative Agent and Lead Arranger, incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K (File No. 814-00704), filed May 2, 2013.

2.k.4	Joinder Agreement, dated as of June 12, 2013, by and among the Gladstone Business Investment, LLC, Gladstone Management Corporation, Key Equipment Finance Inc. and Everbank Commercial Finance, Inc., incorporated by reference to Exhibit 10.1 of the Current Report on Form 8-K (File No. 814-00704), filed June 17, 2013.

2.k.5	Joinder Agreement, dated as of June 12, 2013, by and among the Gladstone Business Investment, LLC, Gladstone Management Corporation, Key Equipment Finance Inc. and Alostar Bank of Commerce, incorporated by reference to
Exhibit 10.2 of the Current Report on Form 8-K (File No. 814-00704), filed June 17, 2013.

2.k.6	Amendment No. 1 to Fifth Amended and Restated Credit Agreement, dated as of June 26, 2014, by and among Gladstone Business Investment, LLC, as Borrower, Gladstone Management Corporation, as Servicer, the Financial Institutions as party thereto, as Lenders and Managing Agents, and Key Equipment Finance, a division of KeyBank National Association, as Administrative Agent, incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K (File No. 814-00704), filed June 30, 2014.

2.k.7	Joinder Agreement, dated as of September 19, 2014, by and among Gladstone Business Investment, LLC, Gladstone Management Corporation, Key Equipment Finance, a division of KeyBank National Association, and East West Bank, incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K (File No. 814-00704), filed September 22, 2014.

2.k.8	Joinder Agreement, dated as of September 19, 2014, by and among Gladstone Business Investment, LLC, Gladstone Management Corporation, Key Equipment Finance, a division of KeyBank National Association, and Manufacturers and Traders Trust, incorporated by reference to Exhibit 10.2 to the Current Report on Form 8-K (File No. 814-00704), filed September 22, 2014.

2.k.9	Joinder Agreement, dated as of September 19, 2014, by and among Gladstone Business Investment, LLC, Gladstone Management Corporation, Key Equipment Finance, a division of KeyBank National Association, and Customers Bank, incorporated by reference to Exhibit 10.3 to the Current Report on Form 8-K (File No. 814-00704), filed September 22, 2014.

2.k.10	Joinder Agreement, dated as of September 19, 2014, by and among Gladstone Business Investment, LLC, Gladstone Management Corporation, Key Equipment Finance, a division of KeyBank National Association, and Talmer Bank and Trust, incorporated by reference to Exhibit 10.4 to the Current Report on Form 8-K (File No. 814-00704), filed
September 22, 2014.

2.l*	Opinion of Bass, Berry & Sims PLC.

Exhibit Number	Description

2.m	Not applicable.

2.n.1	Consent of Bass, Berry & Sims PLC (included in Exhibit 2.l).

2.n.2	Consent of PricewaterhouseCoopers LLP.

2.n.3	Report of Independent Registered Public Accounting Firm.

2.n.4	Consent of Allen, Gibbs & Houlik, L.C.

2.n.5	Consent of Moss Adams LLP.

2.o	Not applicable.

2.p	Founder Stock Purchase Agreement between the Registrant and David Gladstone, incorporated by reference to Exhibit p to the Registration Statement on Form N-2 (File No. 333-123699), filed March 31, 2005.

2.q	Not applicable.

2.r	Code of Ethics and Business Conduct, incorporated by reference to Exhibit 2.r to Post-Effective Amendment No. 2 to the Registration Statement on Form N-2 (File No. 333-181879), filed June 7, 2013.

2.s.1*	Power of Attorney.

2.s.2	Computation of Ratio of Earnings to Combined Fixed Charges and Preferred Dividends.

2.s.4	Financial Statements of Galaxy Tool Holding Corporation and Subsidiary as of and for the years ended December 31, 2015 and 2014

2.s.5	Financial Statements of Galaxy Tool Holding Corporation and Subsidiary as of and for the years ended December 31, 2014 and 2013 (unaudited).

2.s.6	Financial Statements of SOG Specialty Knives and Tools, LLC as of and for the years ended December 31, 2015 and 2014 (unaudited).

2.s.7	Financial Statements of SOG Specialty Knives and Tools, LLC as of and for the years ended December 31, 2013 and 2012.

2.s.8	Form of Prospectus Supplement for Common Stock Offerings.

2.s.9	Form of Prospectus Supplement for Preferred Stock Offering.

2.s.10	Form of Prospectus Supplement for Rights Offering of Common Stock.

2.s.11	Form of Prospectus Supplement for Rights Offering of Preferred Stock.

2.s.12	Form of Prospectus Supplement for Notes.

2.s.13	Form of Prospectus Supplement for Senior Notes.

2.s.14	Form of Prospectus Supplement for Warrants for Common Stock.

2.s.15	Form of Prospectus Supplement for Warrants for Preferred Stock.

*	Previously filed.
**	To be filed by post-effective amendment.